2007 ANNUAL REPORT




BALLOON
STENT

A Better Future.

LEARN HOW WE'RE BUILDING IT.




Boston
Scientific

Boston Scientific
Delivering what's next.™

In 2007, Boston Scientific made significant progress toward restoring sustainable and more profitable growth. This progress included a number of initiatives designed to simplify our business and improve shareholder value. The following are some of our key financial accomplishments for the year:

- Achieved record sales of $8.357 billion, an increase of $536 million or seven percent over 2006
- Maintained our leadership position in the worldwide drug-eluting stent market, as well as many of our other businesses, delivering record sales in seven of our 10 franchises
- Grew our non-cardiovascular revenues 14 percent over 2006, including 36 percent revenue growth in our Neuromodulation business, and 10 percent revenue growth in our Endosurgery businesses
- Reduced our total debt balance by over $700 million
- Launched several strategic initiatives designed to enhance short- and long-term shareholder value, including:
  - The restructuring of several business units
  - The sale of five non-strategic businesses
  - The monetization of the majority of our public investment portfolio to eliminate non-strategic investments
  - Significant expense and head count reductions

2007


Inter-Continental
Asia Pacific
5%
14%
59%
22%
Europe

Sales by Geographic Segment

(in millions)	2007	2006	2005	2004	2003
● Domestic	4,923	4,840	3,852	3,502	1,924
● International	3,434	2,981	2,431	2,122	1,552
	$8,357	$7,821	$6,283	$5,624	$3,476

2007


4%
18%
16%
37%
25%

Sales by Product Category

(in millions)	2007	2006	2005	2004	2003
● Interventional Cardiology	3,117	3,612	3,783	3,451	1,586
● Cardiac Rhythm Management	2,124	1,371	—	—	—
● Other Cardiovascular	1,320	1,258	1,124	1,039	918
● Endosurgery	1,479	1,346	1,228	1,088	972
● Neuromodulation	317	234	148	46	—
	$8,357	$7,821	$6,283	$5,624	$3,476

The cover of our 2007 annual report features computer-aided design drawings of recent Boston Scientific technology innovations: our third-generation drug-eluting stent, the TAXUS® Element™ paclitaxel-eluting coronary stent system and our TELIGEN™ implantable cardioverter defibrillator (ICD).

The TAXUS Element stent system is an investigational device. Limited by U.S. Federal law to investigational use. Not for sale in the United States. The TELIGEN ICD is pending approval by the U.S. Food and Drug Administration (FDA) and is not available for sale in the United States.

We can build a better future.

Boston Scientific was founded on the belief that we could build a better future – and we have. Since our founding 28 years ago, we have helped change the face of medicine and given new hope to countless patients worldwide.

But much more remains to be done – and we are ready to do it. In this year's annual report, members of our executive management team discuss the promising new technologies we're developing, how we're positioning the Company for continued leadership and why we believe the future is bright – both for Boston Scientific and for the millions of patients who depend on our products.

Boston Scientific Mission Statement

Boston Scientific's mission is to improve the quality of patient care and the productivity of health care delivery through the development and advocacy of less-invasive medical devices and procedures. This is accomplished through the continuing refinement of existing products and procedures and the investigation and development of new technologies that can reduce risk, trauma, cost, procedure time and the need for aftercare.

To Our Shareholders and Employees

2007 was a challenging year for Boston Scientific and its competitors as we all faced an unprecedented contraction in the drug-eluting stent (DES) market and continued slow growth in the cardiac rhythm management (CRM) market. For Boston Scientific, it was also a year of transition as we implemented a number of initiatives designed to restore profitable growth, increase shareholder value and strengthen the Company for the future. Despite these challenges, we demonstrated our ability to maintain market share throughout the year, and we found many reasons for encouragement in our 2007 performance.

While our DES and CRM revenues were not what we had hoped, the rest of our businesses grew nine percent compared with 2006. We retained strong market share and leadership positions in many of our businesses, and seven of 10 posted record sales, bringing Boston Scientific's total 2007 sales to $8.357 billion – our highest level ever.

Perhaps the most meaningful progress during the year resulted from our comprehensive quality effort, which revolutionized our quality systems and transformed our culture. Our CRM warning letter was lifted, paving the way for 10 planned new product launches in 2008 – a record number for our CRM business. While quality will continue to be our most important responsibility, it will not demand the same level of remedial spending as in the past two years, and many of those resources will shift back to research and development (R&D) and manufacturing value improvement programs. We expect the corporate warning letter issued to Boston Scientific in 2006 by the U.S. Food and Drug Administration (FDA) to be lifted this year, subject to the timing and outcome of the FDA's review, and that a robust flow of profitable new products will be restored across our businesses.

In DES, we successfully launched our TAXUS® Express²™ stent system in Japan and became the world's number-one stent manufacturer. We continued to lead in DES market share in nearly all our major markets, even in the face of new competition. We expect to strengthen our position in the U.S. market with the anticipated 2008 launch of TAXUS® Liberté®, our second-generation paclitaxel-eluting coronary stent, and the PROMUS™ everolimus-eluting coronary stent. In markets outside the U.S., we are the only company to offer two DES platforms, with two distinct drugs. With FDA approval of TAXUS Liberté and PROMUS stents, we will become the only company with a two-drug offering in the U.S.

2007 Events in the CRM and DES Markets

The slow growth in the CRM market and the contraction in the DES market were a reflection of decreased confidence in these therapies. As a result, CRM sales did not rebound as we expected. At approximately the same time, safety concerns were raised about drug-eluting stents, primarily due to several clinical studies that suggested that they were less safe or effective than they actually are. The most widely publicized of these was a Swedish study that indicated patients with DES had a higher risk of death than patients with bare-metal stents.

These findings were not supported by longer-term data, and the Swedish investigators later reversed their study findings. There is now more widespread agreement in the medical community that drug-eluting stents do not pose a higher risk of death than bare-metal stents. However, the concern created by these early studies took a toll. After years of consistent growth, DES use in the U.S. fell more than 30 percent in 2007, and Boston Scientific's sales, earnings and stock price were affected.

These market events were unprecedented in the history of the medical device industry, and we believe they are unlikely to persist. The CRM market, in fact, is already showing signs of recovery. The fundamentals of both the international and domestic CRM markets remain strong: the U.S. market for patients in need of implantable cardiac defibrillators (ICDs), for example, is still greatly under-penetrated. Our own CRM sales grew 11 percent in the fourth quarter of 2007, and we have reasons to believe that the CRM market will be a powerful growth engine for the Company in the future.

We also expect the DES market to rebound as the facts about the safety and powerful benefits of drug-eluting stents continue to take hold. As market growth returns, Boston Scientific will be well positioned as the medical device company with the most innovative pipeline of DES products and the only two-drug platform.

A Plan for Future Growth

In response to the decline in CRM and DES sales, we implemented a number of measures during 2007 to reposition the Company for renewed growth and profitability, specifically:

- We simplified our business model by divesting five businesses that were not part of our core growth strategy. The sale of these businesses generated a combined after-tax cash of approximately $1 billion and will enable us to focus future investment on those areas of the Company that have the greatest potential for growth, market leadership and promising new therapies.
- As part of our divestitures, we completed the sale of our Auditory business and drug pump development program to former principals and shareholders of Advanced Bionics while establishing sole management control of the Pain Management business, including the emerging indications program.
- We restructured several of the Company's businesses, consolidating 16 units into eight to improve efficiency and leverage technology synergies and resources. As part of this restructuring, we integrated the Electrophysiology business with CRM, which we believe will enable us to realize the full potential of our CRM Group and offer a broader range of implantable devices and ablation therapies.
- We initiated a plan to reduce expenses to bring them in line with revenues. This effort included a difficult but necessary reduction in head count. We are eliminating 2,300 jobs worldwide and reducing our workforce by an additional 2,000 through our divestures, for a total reduction of 4,300 positions. We expect these steps will generate between $475 and $525 million in savings, the majority of which will be realized in 2008. In addition, we expect to reduce our expenses by an additional $25 million to $50 million in 2009.
- We amended our term loan and credit facility and reduced our gross debt by more than $700 million.
- We are selling our entire public investment portfolio and plan to monetize the majority of our private portfolio.
- We entered into a settlement agreement covering a significant amount of outstanding litigation related to claims associated with products sold by Guidant Corporation in 2005 and 2006, prior to Boston Scientific's acquisition in April 2006.
- We initiated multiple programs designed to increase efficiency in large-scale business processes and to improve gross margins, operating profit and cash flow.
- We made continuous quality improvement part of our operations and culture by implementing new quality systems, revalidating our manufacturing controls and re-engineering and refining our management controls. Our quality-monitoring metrics show we have made significant improvement. As we shift our focus from correction to prevention, we will have the ability to continuously raise – not merely sustain – standards of quality for our products. The Quality Master Plan we implemented in 2006 ensures that quality will remain a top priority in management decision-making. We know that the quality of our products is of critical importance

to the millions of patients who depend on them. We also believe that quality ultimately will be a significant competitive differentiator for Boston Scientific.

Growth Opportunities Across Our Markets

CARDIAC RHYTHM MANAGEMENT

In 2007, our CRM business completed a major re-engineering of its operations to drive the highest standards of quality and to better meet customer and patient needs. From the product development process to manufacturing, operations and our extensive supplier network, we have made tremendous progress in the way we bring new products to market. Most important, our improved quality systems are enabling us to produce what we believe are among the highest-quality products in the industry.

In late 2007 and early 2008, we received both U.S. FDA and European CE Mark regulatory approval for the first Boston Scientific-branded pulse generators: the LIVIAN™ cardiac resynchronization therapy defibrillator (CRT-D) and the CONFIENT™ implantable cardioverter-defibrillator (ICD). We also have received CE Mark approval for the first CRM products built on our new, high-reliability platform: the COGNIS™ CRT-D and the TELIGEN™ ICD. The result of a multi-year research and development effort to provide physicians enhanced clinical options for their patients, these next-generation devices are currently pending FDA approval, which we expect to secure in time for a U.S. launch in the second half of 2008. Other important U.S. product launches scheduled for 2008, upon FDA approval, include the ALTRUA™ pacemaker – the first Boston Scientific-branded pacing device – and the ACUITY™ Spiral Left Ventrical (LV) lead, which recently received European CE Mark approval.

Early in 2008 we received FDA approval for our upgraded LATITUDE® Patient Management System, which includes enhanced remote monitoring capabilities of our CRM devices. Recent instances of lead failure in ICDs from one of our competitors demonstrated the importance of remote monitoring of device performance – not only to manage patients but also to build physician confidence in device reliability. We believe the LATITUDE system offers a strong, differentiated platform, and we are seeing a growing number of referring and implanting physicians choosing Boston Scientific devices based on the enhanced clinical benefits provided by this system.

Like other parts of the Company, CRM continues to expand globally. International CRM sales showed especially strong growth in 2007, increasing nearly 13 percent over 2006.

CARDIOVASCULAR

During 2007, we marked our third year of leadership in the U.S. market for drug-eluting stents, maintaining between 53 percent and 56 percent market share for 10 consecutive quarters. We also became the global DES market leader during 2007. As we enter 2008, we are well positioned to sustain that leadership with key new products, an impressive body of clinical evidence to support approval of expanded indications for our drug-eluting stents, the broadest range of stent size offerings in the industry and our experienced R&D, marketing and sales organizations.

We received FDA approval to extend the shelf life of the TAXUS® Express²™ paclitaxel-eluting coronary stent system to 18 months – the longest of any drug-eluting stent. We anticipate FDA approval of the TAXUS® Liberté®, our second-generation, paclitaxel-eluting coronary stent system, this year. The TAXUS Liberté stent system is the number-one stent in most international markets, a position that we believe will strengthen thanks to the CE Mark approval it recently received for use in patients with diabetes. The TAXUS Liberté stent system now has more CE Mark-approved indications than any other drug-eluting stent, enabling treatment of a wide range of patients, many who are high-risk patients.

Our major non-stent cardiology franchises continued to perform well, with five of these eight franchises leading their markets in 2007 and the other three holding strong number-two positions.

ENDOSURGERY

Our Endosurgery Group continued its track record of double-digit growth with an 11 percent increase in 2007 over 2006, on the strength of 13 percent growth in Endoscopy. Our Endoscopy business has emerged as a prominent business for Boston Scientific. Most of our Endoscopy franchises hold number-one market positions. In 2007, we launched the SpyGlass® Direct Visualization System, the first cholangioscopy system that enables direct visualization in biliary intervention. This system makes it possible for a physician to secure a definitive diagnosis and perform therapeutic intervention all in one procedure. We expect the SpyGlass system to become a steady driver of the Endoscopy business for years to come.

NEUROMODULATION

The market for Pain Management, a therapeutic application of Neuromodulation technology for the treatment of chronic pain, expanded rapidly in 2007, with Boston Scientific's sales growing 40 percent year over year. This growth gives us the number-two overall market position worldwide. Boston Scientific is the technology leader in spinal cord stimulation, offering a pain management system engineered to precisely target pain and fit a patient's lifestyle. We expect that the launch of our Observational Mechanical Gateway (OMG™) device, which enables physicians to make side-by-side comparisons with competitors' devices, will highlight our technology leadership and strengthen our market position. We are also actively exploring additional therapeutic applications for neuromodulation technology, including other sources of peripheral pain and urinary incontinence.

NEUROVASCULAR

Our Neurovascular business grew 10 percent in 2007 over 2006 despite product launches from three key competitors, giving Boston Scientific market leadership in every product category of interventional neuroradiology. We expect to fortify this market position with data from our unprecedented clinical trials for coils and atherosclerotic stents, and to further extend it through restored new product flow now that our engineering teams have returned their primary focus from remediation efforts to innovation.

Our Shared Community

Boston Scientific continued its support of research, education and local communities during 2007, contributing time, expertise and more than $30 million. Through the Boston Scientific Foundation, we helped improve health and educational opportunities for those in need by funding non-profit organizations in the communities where our employees live and work. We also expanded our National Health Disparities Initiative, which provides funding for community health centers that show outstanding evidence of improved health outcomes for patients. In 2007, we launched Phase II of this initiative, which focuses on improving the health of homeless patients and migrant farm workers.

In 2007, the size of the Boston Scientific Board of Directors expanded with the election of Ray Elliott, a highly regarded health care industry executive and former Chairman of the Board, President and Chief Executive Officer of Zimmer Holdings. We also made three key additions to our Clinical Sciences organization. Keith Dawkins, M.D., joined the organization as Senior Vice President and Associate Chief Medical Officer, Cardiovascular; Takahiro Uchida, M.D., became Medical Director, International; Jay Schnitzer, M.D., Ph.D., was named Associate Chief Medical Officer for Endosurgery,

Neurovascular and Neuromodulation. Arjun Sharma, M.D., FACC, also joined the organization as Vice President, Patient Safety for CRM. We said goodbye to Larry Best, our Chief Financial Officer, who retired from the Company after 15 years of distinguished service. Larry was an integral part of Boston Scientific and his many accomplishments helped shape our Company. We were pleased to welcome Sam Leno as our new Chief Financial Officer and Executive Vice President of Finance and Information Systems. Also retiring during 2007 was Jeff Goodman, Executive Vice President, International, who was one of the driving forces in making Boston Scientific a global company. Jeff is succeeded by David McFaul, who was previously President of the Asia Pacific and Japan region. Finally, we offered our best wishes to Paul Sandman, our long-time General Counsel, who retired in early 2008. Paul was a crucial partner in our growth and success. Above all, he was a moral compass for the Company, setting and demanding an uncompromising standard for integrity.

We also would like to recognize those people who left the organization during the past year as a result of our need to reduce expenses. Many of them put in years of dedicated and effective service to Boston Scientific. We thank them for that service and wish them well.

Building a Better Future

For nearly three decades, Boston Scientific has played a vital role in health care, providing industry-leading solutions for many of the most prevalent and debilitating diseases. We have already helped millions of patients improve their lives, but we can do much more – and we will. The improvements we implemented in 2007 have positioned us well for the future. As we enter 2008, we are a stronger and healthier company, with the capacity and commitment to create the industry's highest-quality and most innovative products.

While we don't underestimate the challenges ahead of us, we believe we have prepared well for them and that Boston Scientific holds great promise for customers, patients and shareholders alike. We have one of the best intellectual property portfolios in the medical device industry. We have a strong and experienced senior management team and an outstanding group of employees. Most important, we are united by a mission to help clinicians improve patients' lives through innovative medical technologies that lead the world in quality, reliability and efficacy. Together, we are building a better future for millions of patients around the world.

Thank you for your belief in – and continued support of – our mission.

Sincerely,



Jim Tobin
President and Chief Executive Officer



Pete Nicholas
Chairman of the Board

March 17, 2008

Sustaining Leadership: Quality, Innovation and Expanding Markets

JIM TOBIN, PRESIDENT AND CHIEF EXECUTIVE OFFICER



"Since 1980, advances in medical technology have resulted in death from heart attack being cut almost in half and death from stroke being reduced by more than a third. Not bad for a start. But we can do more – and we will."

Q. After the 2006 corporate warning letter from the U.S. Food and Drug Administration (FDA), Boston Scientific undertook an intensive effort to create a corporate-wide quality culture. Have you succeeded?

A. Yes, I believe Boston Scientific fully matured into a quality organization this year. During 2006 and 2007, we revolutionized our quality systems and transformed our culture. Now we're seeing an improvement in all the measures we use to track quality issues. The FDA has already begun re-inspecting our facilities, and we expect the corporate warning letter will be lifted this year. Quality will continue to be our number-one priority, because we owe that to our customers and patients. We also believe our quality will ultimately give us an important competitive advantage.

Q. Last year, the market for drug-eluting stents (DES) contracted after reports of safety concerns. More recent data indicates that many of those concerns were unfounded. Do you think the DES market will recover in 2008?

A. Long term, there's no doubt in my mind that the DES market will recover to a point. Medical management alone is fairly limited in the relief it can offer patients, so there's a real need for DES. We're already seeing some positive trends. The volume of percutaneous coronary interventions (PCIs) has rebounded to around 97 percent of what it was at the start of 2007, and clinician surveys indicate a renewal of confidence in DES. So, yes, I do think the DES market will start to recover in 2008, but it will be reshaped by new competition.

Q. What is Boston Scientific's strategy for sustaining DES leadership in this new market environment?

A. Like our CRM strategy, it's based on innovation. First of all, we have the most diverse pipeline of DES offerings in the industry. Upon FDA approval, we're poised to release the TAXUS® Liberté® coronary stent system in the U.S. this year, as well as the PROMUS™ coronary stent system, our everolimus-eluting stent. With TAXUS and PROMUS stents, we are the only medical device company with a two-drug platform. We also have a growing body of solid clinical evidence intended to support approval for expanded indications for our drug-eluting stents, which should further strengthen our market leadership. And we have a full pipeline behind that.

Q. The CRM market also performed below expectations in 2007. Do you expect CRM to rebound in 2008?

A. We're already seeing signs of recovery. Our CRM sales grew 11 percent in the fourth quarter of 2007, despite the soft market, and the fundamentals are sound. Internationally, where cardiac arrhythmias and heart failure are widely underdiagnosed, we're seeing strong double-digit growth, and the U.S. defibrillator market is still significantly under-penetrated. Last April, the FDA lifted the CRM warning letter, so we expect to introduce 10 new CRM products in 2008. We also have great momentum with our LATITUDE® Patient Management System, which is the only wireless remote monitoring system of its kind.

Q. While Boston Scientific may be best known for DES and CRM, you also have strong market leadership in other areas. How are these businesses performing and where do you see the strongest growth going forward?

A. In Interventional Cardiology, we're the leader in balloons, the second-largest category after stents. We're also the leader in intravascular ultrasound, which grew more than 20 percent in 2007. We have strong market leadership in Neurovascular, where we outsell all other companies combined, and also in Peripheral Interventions. Our Endoscopy business grew 13 percent last year, and we expect continued strong performance there. Our Neuromodulation business is growing rapidly as well, with sales that increased 36 percent in 2007 alone – so we see a lot of promise for growth across Boston Scientific.

Q. Why is the Pain Management market so promising for Boston Scientific?

A. Because the need is acute. These are people suffering from chronic, debilitating pain and for some, medications do little. When a device like our Precision Plus™ Spinal Cord Stimulation System relieves the pain, it is truly life changing. The spinal cord stimulation market is expected to be more than $1 billion by 2010.

U.S. Spinal Cord Stimulation Market Opportunity for Chronic Pain

Compound Annual Growth Rate = 15%


$790
$920
$1,080
$1,250
$1,430
$1,630
2008
2009
2010
2011
2012
2013

Boston Scientific Internal Estimates, in millions

Q. Why are you optimistic about the future of Boston Scientific?

A. I really believe that our future is as bright as it's ever been. The markets we're in have tremendous growth potential, and we're well positioned to take advantage of that. It's our job and our responsibility to do more, and we will.

Making Quality a Competitive Advantage

PAUL LAVIOLETTE, CHIEF OPERATING OFFICER



"We haven't made this investment in quality just to get out from under the corporate warning letter. We did it to build better products, to gain competitive advantage and most important, to better serve patients."

Q. What changes has Boston Scientific made in its quality systems, and how is the Company different today?

A. After we received the FDA corporate warning letter in 2006, we overhauled both our systems and our culture to create an organization where quality systems, values and output are sustained and continuously improving. We invested every necessary resource to accomplish this. We added more than 600 people in the Global Quality function. We implemented a number of entirely new quality systems. We revalidated our manufacturing processes and re-engineered our management controls. We eliminated hundreds of outdated products even when that meant lost revenues. We ran new systems to ensure effectiveness, trained every applicable person in the organization and subjected those systems and people to repeated internal and external audits. Because of the hard work and passionate commitment by our team, we are well prepared for the FDA inspections and expect the corporate warning letter to be lifted this year. Put all these changes together, and you see a company moving from correction to prevention.

Q. What do you mean when you say, "moving from correction to prevention"?

A. The ultimate sign of a well-functioning quality organization is the ability to prevent problems before they occur. If the quality system runs tightly, problems needing correction will be less frequent and immediately detected and addressed by our highly trained, highly responsive organization. This leaves considerable organizational capacity to focus on prevention. Our Quality Master Plan is the tool we use to strategically plan and prioritize quality improvement projects that emphasize prevention and lead to higher-quality products, fewer customer complaints and, ultimately, competitive advantage. At that point, quality really does pay for itself.

Q. Do you think the culture of Boston Scientific is really changing?

A. Yes, and I think that's critical because changing the culture is the only way to improve quality. In the past, the culture of Boston Scientific was focused on speed, innovation, market leadership and acquisitions. Now we're putting quality first and that makes it possible for us to do all those other things better.

Q. Can you give an example of how quality could be a competitive differentiator for Boston Scientific?

A. Recalls. Many recalls can be prevented. With good quality systems in place, most product failures can be avoided. If you make quality your highest priority, you can lead markets because your products are more reliable. You can grow market share because the fundamentals of quality that you build into the product development process ultimately lead to products with higher clinical performance and better customer satisfaction. You can then spend more time innovating because your time isn't consumed fixing problems.

I absolutely believe quality can be turned into a competitive advantage. That's why we're so committed to being a quality organization. Our effort is about much more than lifting the corporate warning letter. It's a long-term commitment.

Q. In addition to the quality initiatives, Boston Scientific restructured a number of businesses and sold others during 2007. Can you explain the rationale?

A. In essence, what we're doing is practicing good corporate discipline. By refining our portfolio of businesses we can focus on those that deliver growth over time, clear market leadership, promising new therapeutic areas and improved cash flow. We also created a more direct line of communication between our business units and senior management – fewer layers, in other words – and the ability to execute more effectively. So in actuality this restructuring effort was about simplifying our operational model and redefining Boston Scientific as a growth engine.

Q: Why do you believe Boston Scientific can accelerate its revenue growth?

A: We are well positioned to expand our leadership in growing markets.

Our customer relationships are second to none and are built on clinically advantaged products. Our product lines are extraordinary, broad and difficult to displace from their market-leading positions.

We have $15 billion worth of market opportunity in the cardiovascular implant market and are pleased that we have leading positions there. Although we'll face incremental DES competition in 2008, we're going to be on the offense. We're going to be aggressively driving market share. We have a very impressive list of new CRM products that I believe are unmatched in the industry and create real share-changing opportunities for us in this market. But absent any share gains and any further moves we make in those markets, we compete in an attractive array of very large markets with very strong positions and underlying growth. The remainder of Boston Scientific's businesses represent $13 billion in market potential and importantly, there is intrinsic market growth of nine percent over the next four years.

$13B Market Opportunity Outside of Stents & CRM

Compound Annual Growth Rate of 9% Over the Next Four Years


Stents
CRM
Interventional Cardiology
Peripheral Interventions
Neurovascular
Neuromodulation
Endoscopy
Urology/Gynecology
Electrophysiology

Boston Scientific Internal Estimates

Continuing a Tradition of Clinical Excellence

DONALD BAIM, M.D., EXECUTIVE VICE PRESIDENT
AND CHIEF MEDICAL AND SCIENTIFIC OFFICER



"I think this Company is unique in that medical input really has an equal voice in all our decisions about which products to develop, how to test them and how to educate physicians about their use. At Boston Scientific, it is the patient's voice that really matters."

Q. During 2007, safety concerns were raised about DES. What was the basis for those concerns?

A. In late 2006 and early 2007 a handful of studies were published, most of them poorly designed or poorly analyzed, that reached surprising and alarmist conclusions about drug-eluting stents. A study from Sweden called SCAAR suggested that DES increased mortality by half a percent a year over bare-metal stents (BMS). Then a meta-analysis published in *The Lancet* concluded that the TAXUS® stent had a higher repeat revascularization rate and 2.7 times the rate of stent thrombosis of the competing CYPHER® stent.

More recent data has shown that these safety concerns were basically unfounded. In fact, a number of studies now show that in addition to being more effective, drug-eluting stents may actually be safer than their bare-metal counterparts, and that overall clinical performance of TAXUS remains similar to that of CYPHER.

Q. What turned the data around?

A. I think a key factor was the strong clinical evidence base we've built for the TAXUS stent. When SCAAR was published, we went back and looked at the data on 3,000 randomized patients followed for over five years in our TAXUS trials, and we found that the adverse SCAAR findings were not reflected in our data. In our data, mortality was the same or lower for DES compared with BMS. So we knew there must be a methodological problem with SCAAR. When we looked closely at the study's methodology, we found that was in fact the case: the BMS patients were much less medically complicated than the DES patients.

Similarly, the findings of *The Lancet* study were not borne out in the real-world data. In reality, the ratio of revascularization rates for the TAXUS stent compared with the CYPHER stent is 0.95 (close to 1.0 or identical, across 35,000 patients), not 1.4 as *The Lancet* asserted. The stent thrombosis rates are also nearly identical: with a ratio of

1.02 for the TAXUS® stent as compared with the CYPHER® stent (across 62,000 patients). The problem here was also methodological: they attempted to compare the TAXUS stent and the CYPHER stent by comparing each one to the respective bare-metal versions, which were incorrectly assumed to have similar outcomes to each other.

Real-World Data Shows Reduction in Mortality with Drug-Eluting Stents vs. Bare-Metal Stents


4.2%
5.9%
5.2%
11.5%
8.6%
12.9%
4.8%
5.6%
5.5%
7.8%
5.7%
11.0%
6.4%
7.9%
ASAN
GHOST
MIDAS
NY State
Ontario
S.T.E.N.T.
Western Denmark
DES
BMS

All-Cause Mortality Rate
(data presented at recent national scientific symposia)

Q. In your opinion, did Boston Scientific's tradition of clinical science excellence help restore a more accurate picture of DES?

A. Absolutely. The strong evidence base of the TAXUS stent reassured us that we were on course and also enabled us to demonstrate that the frightening conclusions of certain studies were inaccurate. We took the raw data from our pivotal TAXUS trials and shared them with not one, but three independent groups for analysis. An FDA panel then reviewed that independent analysis and concluded that our trials presented an accurate picture of the benefits and risks of TAXUS. Since then there have been several articles published that confirm the safety and efficacy of the TAXUS stent.

We also aggregated the data across 31 studies and 146,000 patients (a sample of these studies is shown in the chart on left), and found that the relative risk of mortality with drug-eluting stents is actually 21 percent lower than with bare-metal stents. The hope of DES was that we could prevent restenosis without increasing the risk of heart attack and death, but we didn't expect that DES would reduce mortality. So now the picture is strengthening that the TAXUS stent is very effective at reducing repeat revascularization, while maintaining similar stent thrombosis and death rates.

Q. After safety concerns surfaced about drug-eluting stents, more clinicians opted for medical management. Are there signs that clinicians are coming back to DES?

A. Yes, we are starting to see some signs. The number of percutaneous coronary interventions (PCIs) is slowly rebounding and clinician perception surveys indicate a renewal of confidence in DES. I think clinicians will return to DES as the predominant way of treating coronary disease, and I think they will return especially to our products because we've sustained a level of innovation that our competitors have not matched. For example, our original TAXUS® Express²™ stent has been replaced in every country but the U.S. and Japan by the second-generation TAXUS® Liberté® stent, which trial data show not only strongly reduces the chance of restenosis in smaller vessels but also provides a further reduction in the risk of the small heart attacks that can occur during PCI. We anticipate the FDA approval of the TAXUS Liberté stent and also our PROMUS™ everolimus-eluting stent in 2008.

In addition, we have a number of new trials underway that are being conducted to determine the safety and effectiveness of the TAXUS stent in complex uses like heart attack, severe left main and three-vessel coronary disease. The TAXUS Liberté stent is currently the only drug-eluting stent to have received CE Mark approval for use in diabetic patients. So we have a very rich slate of offerings, and we're still innovating.

Increasing Shareholder Value

SAM LENO, CHIEF FINANCIAL OFFICER AND EXECUTIVE VICE PRESIDENT OF FINANCE AND INFORMATION SYSTEMS



"Our technologies save people's lives, and we want to be viewed by patients as having the highest quality standards of anyone in the industry. We believe we have an obligation to continue to advance health care."

Q. What steps is Boston Scientific taking to increase shareholder value?

A. In the short term, we're focusing on ensuring that we have an effective execution plan for the rollout of 2008 new product launches and on achieving our 2008 sales and earnings plans. We're also working diligently to remediate the corporate warning letter. When that is lifted, shareholder value should be enhanced in several ways. We'll restore the cadence of new product introductions. We'll be able to eliminate one-time costs of remediation. We'll start maximizing the efficiency of our new quality processes and our engineering teams will be able to refocus their efforts on value improvement programs and reducing manufacturing costs.

Over the next 15 months, we plan to eliminate between $475 and $525 million in net expenses and approximately 4,300 employees from a 2007 base of 28,500. We have already divested five non-core businesses, including Cardiac Surgery and Vascular Surgery, Fluid Management and Venous Access, and the Auditory business. We're selling 100 percent of our public investment portfolio and the vast majority of our private investment portfolio. We are also working to improve our large-scale business processes, including new product development, selling, marketing and accounting.

Improving our operating profit margins will improve our operating cash flow, which will allow us to pay down debt faster. That will result in less interest expense and allow us to significantly improve pre-tax profits.

Q. You came to Boston Scientific in mid-2007. What changes have been implemented during your first six months?

A. In the past, both finance and business development were the responsibility of the CFO. We have now transferred the responsibility for business development to a different Executive Committee member to improve our system of checks and balances, and we have put more rigor into the due diligence and financial modeling process for new deals. We also have new accountability standards for achieving returns on those investments.

I'm focused on improving the operating performance of each of our businesses and working to improve the financial rigor of our decision-making processes. I'm also focused on improving the returns on our capital expenditures. As a team, we've already improved the decision-making process for all of our major investments.

Q. Does this mean Boston Scientific will be undertaking fewer mergers and acquisitions in the near future?

A. We'll be looking at acquisitions a little differently, with an increased emphasis on fit, quality and returns. Over the next couple of years, we'll have a smaller appetite for acquisitions as we look to pay down debt, and what we invest in will be subjected to a higher level of rigor, diligence and financial modeling.

We will be more selective with the investments we make in research and development projects, more critical and conservative in deciding what to acquire and more quantitative and detailed in determining the returns on our investments. We'll also be more disciplined about stopping investments in projects underway if it becomes clear that they have a low likelihood of resulting in commercialized products.

Q. Can you describe the long-term financial plan for the Company?

A. At an $8 billion-plus revenue base, we have an obligation to have a much higher operating profit margin than we do today. Our restructuring plans will help us return our operating profit margins back to a level you would expect from our business, a level that's more in line with our competitors. We've set a goal over the next two years to drive sales growth of three to five percent and adjusted earnings per share growth of 18 to 20 percent. In the first two years, improved earnings per share will need to come from expense management. Toward the end of that 24-month period, EPS growth will come from an uptick in sales and, during the year or two after that, from a combination of sales growth and gross profit margin improvement.

Q. What gives you confidence in the Company going forward?

A. We don't face any problems today that are not solvable in a reasonable timeframe, and in fact many of them will be remedied in 2008. I'm excited about the control and clarity we have about our expense and head count management and the speed at which we're taking expenses out of the Company in 2008. And I'm excited, frankly, about how the organization has embraced all this change. I think Boston Scientific is well positioned for profitable growth going forward. We're restoring new product flow across all of our businesses. With FDA's approval, we expect great products to come out this year – 10 new products for CRM alone – as well as the TAXUS® Liberté® and PROMUS™ drug-eluting stents. We're also continuing our strong leadership in a number of other growing markets, including coronary balloons, Endoscopy, Neuromodulation and Neurovascular.



Operating Cash Flow
$787
$1,804
$903
$1,845
$934
2003
2004
2005
2006
2007
In millions

Investing in Our Greatest Asset

LUCIA QUINN, EXECUTIVE VICE PRESIDENT OF HUMAN RESOURCES



"What we do matters – patients need Boston Scientific to be in the marketplace. We're responsible for millions of lives – improving them and often, literally, saving them. That's the passion that gets me here every morning. We have to succeed."

Q. One of the Company's highest priorities right now is to ensure that top-performing employees stay with the Company. How are you delivering on that priority?

A. Last year was challenging for all of our employees, not only because we had layoffs but also because both our major markets and the overall economy were under pressure. So, yes, retention and engagement are especially critical right now. However, under any circumstance, we cannot afford to be complacent about our employees. Boston Scientific's employees are our most important assets: they *are* the Company. Employees should always be one of our first priorities. I believe we should be spending as much time reviewing our investment in them as we do reviewing our investments in, for example, product development. We should spend as much time communicating with and listening to employees as we do with our customers and our investors.

Right now, we're determining what the critical roles in the Company are that will help us build a better future. Then we must work hard to help employees understand what those job opportunities are, to get the right people into those jobs and to make sure everyone understands the development and succession plans for each of those positions.

Q. Why is Boston Scientific a place where top performers should come and stay?

A. Because of what the Company stands for and what it delivers every single day. We're a leader in this industry. We have tremendous brands and what we do matters – we help save people's lives. Patients need us to be in the marketplace. That's the passion that gets me here every morning – we're responsible for millions of lives. We have to succeed.

I also think that, for people who like wrapping their intellectual capacity around critical issues and focusing their energy on continuous improvement, this is a very exciting time to be here. I've always looked at this kind of challenge in a company's history as a huge opportunity because challenge is what makes companies, and people, grow. People, and teams of people, are capable of more than they know. Times like these can really bring out the best in us; they can help us reach a whole new level of success. That's good for us and good for the people who depend on us.

Q. What do you believe will be most important in helping Boston Scientific reach that new level of success?

A. From the executive level to the front line, we need to show a commitment to the patient, a commitment to quality and a commitment to each other as colleagues. Quality is an essential part of this. It's the number-one performance objective for each of us, and that's how it should be. If we keep our patients at the center of every decision we make, if we imagine that every patient we reach could be someone we love or hold dear, we can't go wrong. If we work collaboratively, if we keep in mind that everything we touch is a system that ultimately affects a real person's life, I think we will come back stronger than ever.

Q. How are you feeling about 2008?

A. I am optimistic about Boston Scientific because we're addressing the challenges we face. And I think we're accepting the full weight of the responsibility we have for improving the quality of everything we do and, ultimately, the responsibility we have for our patients and our employees. Our business has to be healthy. Our products have to be great. Hundreds of thousands of patients and tens of thousands of employees are depending on us, and we can't let them down.

Q. If you had one message for the Company's employees, what would it be?

A. I believe that we are here for a purpose, and that purpose is bigger and more valuable than any of our individual successes.

Working together towards a common goal, across our organization and around the globe, has been and always will be the key ingredient of our success in the future. Each person who wears a Boston Scientific badge, or has worn one during his or her career, has made an important contribution to a very important mission.

I improve the Quality of Patient Care and all things Boston Scientific.

Developing a Rich Product Portfolio

FRED COLEN, EXECUTIVE VICE PRESIDENT OF OPERATIONS AND TECHNOLOGY, CRM



"Our whole culture is built around the question, 'How can we improve the quality of life for patients?' We are focused on identifying and developing the best new therapies for patients and on manufacturing products with the highest quality in the most effective way possible."

Q. Why are you excited about the Boston Scientific product portfolio?

A. Our portfolio is defined by meaningful innovation, by what patients really need. In an industry where new products often contain only one or two new features, we've focused on what truly defines innovative new therapy for patients.

Our portfolio in Neuromodulation is very promising. Our latest Pain Management technology, the Precision Plus™ Spinal Cord Stimulation System, offers several important new features. One is a rechargeable battery that limits repeat implantation procedures. Another is Electronically Generated Lead Scan technology, which improves programming accuracy and speed by displaying the relative position of implanted leads within seconds, without the need for fluoroscopy or X-ray. Yet another benefit of the Precision Plus system is that physicians can customize it for each patient's level of pain. We're also launching a new device that allows patients to compare our technology to competitors', right in the doctor's office. To date, we are receiving excellent feedback from patients on our technology.

In Interventional Cardiology, we have the proven gold-standard balloon catheter-based technology and, beyond that, a full suite of high-quality tools for the clinician, including guide wires and guide catheters. We're also developing the next few generations of drug-eluting stent technologies, which further extend our competitive position. The TAXUS® Element™ paclitaxel-eluting coronary stent system has already started its first clinical trial, and we're getting excellent feedback from clinicians. We are also developing a version of the Element stent that carries the drug everolimus. In addition, we are developing a stent concept featuring an exterior surface drug-containing polymer that biodegrades within about six months, leaving only the bare-metal stent.

In CRM, we resolved the FDA warning letter issued to Guidant within 14 months, and we're now back to focusing on broad-based innovation. Following regulatory approval, we're planning to release 10 new product families in 2008, all of them validated by our new quality systems.

Q. What are some of the new CRM innovations coming in 2008?

A. We've already received FDA and CE Mark approval for our first Boston Scientific-branded pulse generators: the LIVIAN™ CRT-D and our CONFIENT™ ICD. We've also received CE Mark approval for the first CRM products built on our new high-reliability platform: the COGNIS™ CRT-D and the TELIGEN™ ICD, which offer significant advances, including extended battery life, self-correcting software and improved programming technology. We expect FDA approval of both COGNIS and TELIGEN devices in time for a U.S. launch in the second half of 2008. Upon receiving regulatory approvals, we will also be launching the first pacemaker product family under the Boston Scientific brand, the ALTRUA™ pacemaker and the ACUITY™ Spiral Left Ventricular lead.

In addition, our recently upgraded, FDA-approved LATITUDE® Patient Management System now incorporates enhanced remote monitoring capabilities. We already have more than 88,000 patients enrolled in the LATITUDE system – up from 10,000 in 2006 – a faster adoption rate than any competing system.

Q. How will Boston Scientific continue to grow as an innovative medical device leader when expenses are being cut in areas such as R&D?

A. There have been cuts in R&D, but you have to put them in perspective. When I started here about eight years ago, we were investing $200 million a year; in 2008, our internal R&D investment will be $1 billion. This is in addition to our investments in external innovation.



Investment in Research & Development
$452
$569
$680
$1,008
$1,091
2003
2004
2005
2006
2007
In millions

Q. What are some potential R&D synergies between Boston Scientific's business units?

A. We have a rich slate of technologies and experience to draw on: catheters, CRM, Neuromodulation and drug-device combinations like DES. One synergy we're already exploring is tools for left ventricular access, for example, using catheter-based technologies to place a lead into the venous system on the left ventricular side. We're also researching a catheter-based therapy using micro-electronics for obesity and overactive bladder. Another possibility for synergy is catheter delivery of micro-electronic seeds to appropriate sites in the heart to generate multi-site pacing. This has many potential applications for the treatment of heart disease. For our electrophysiology customers, we're also developing novel catheter ablation technologies for the treatment of atrial fibrillation.

Understanding Microelectronic Technologies

Boston Scientific's microelectronic devices for cardiac rhythm management (CRM) and pain management offer life-sustaining help for patients, dramatically reducing the odds of sudden cardiac death and enabling chronic pain sufferers to return to normal life.



Saving lives through cardiac rhythm managemen

Implantable cardioverter defibrillators (ICDs) use electrical impulses to control the dangerously fast heart rates that lead t sudden cardiac arrest. ICDs dramatically increase survival rates for those at risk: without an ICD, statistics show that only one i 20 patients will survive an episode of sudden cardiac arrest. W an ICD, 19 of 20 will live.

The ICD with one or two leads continuously monitors heart rate.

The ICD sends small electrical signals to the heart to restore a normal rate.

If the heart rate is dangerously fast, the ICD sends a higher-ene shock to slow heart rate.

If the heart rate is too slow, the ICD can perform like a pacemak to sustain a normal heart rate.


SCS Impulses ③
④ Tingling Sensations (Paresthesia) to Brain
Paresthesia ④
② IPG and Leads
Pain Signals ①

Relieving chronic pain without medication

Spinal cord stimulation (SCS) relieves back and trunk pain by using electrical impulses to mask pain signals traveling to the brain. For patients suffering from chronic, debilitating pain, SCS can bring life-changing relief.

Pain signals travel along the spinal cord to the brain.

A small, rechargeable Implantable Pulse Generator (IPG) produces electrical impulses that travel along one or two small wires called leads.

The electrical impulses are delivered to specific locations on the spinal cord to mask pain signals.

The masked signals then travel to the brain, where they are ofte perceived as a smooth, tingling sensation (called paresthesia) instead of pain.

n addition to ICDs and pacemakers, Boston Scientific also offers cardiac resynchronization therapy (CRT) devices that treat heart failure, the gradual weakening of the heart, by sending small electrical signals to the left and right ventricles to help the heart pump more efficiently. CRTs also are available with defibrillator (CRT-D) or pacemaker (CRT-P) functionality.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007 **Commission File No. 1-11083**

BOSTON SCIENTIFIC CORPORATION
(Exact Name of Company As Specified In Its Charter)

DELAWARE	**04-2695240**
(State of Incorporation)	**(I.R.S. Employer Identification No.)**

ONE BOSTON SCIENTIFIC PLACE, NATICK, MASSACHUSETTS 01760-1537
(Address of Principal Executive Offices)

(508) 650-8000
(Company's Telephone Number)

Securities registered pursuant to Section 12(b) of the Act:

COMMON STOCK, $.01 PAR VALUE PER SHARE	**NEW YORK STOCK EXCHANGE**
(Title of Class)	**(Name of Exchange on Which Registered)**

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes: ☒ No ☐

Indicate by check mark if the Company is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes: ☐ No ☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Company's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Act).

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes: ☐ No ☒

The aggregate market value of the Company's common stock held by non-affiliates of the Company was approximately $20.5 billion based on the closing price of the Company's common stock on June 29, 2007, the last business day of the Company's most recently completed second fiscal quarter.

The number of shares outstanding of the Company's common stock as of January 31, 2008, was 1,492,320,521.

Table of Contents

ITEM 1. BUSINESS

The Company

Boston Scientific Corporation is a worldwide developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties including interventional cardiology, cardiac rhythm management, peripheral interventions, electrophysiology, neurovascular intervention, oncology, endoscopy, urology, gynecology and neuromodulation. When used in this report, the terms "we," "us," "our" and "the Company" mean Boston Scientific Corporation and its divisions and subsidiaries.

Since we were formed in 1979, we have advanced the practice of less-invasive medicine by helping physicians and other medical professionals treat a variety of diseases and improve patients' quality of life by providing alternatives to surgery and other medical procedures that are typically traumatic to the body. Some of the uses of our products include: enlarging narrowed blood vessels to prevent heart attack and stroke; clearing passages blocked by plaque to restore blood flow; detecting and managing fast, slow or irregular heart rhythms; mapping electrical problems in the heart; opening obstructions and bringing relief to patients suffering from various forms of cancer; performing biopsies and intravascular ultrasounds; placing filters to prevent blood clots from reaching the lungs, heart or brain; treating urological, gynecological, renal, pulmonary, neurovascular and gastrointestinal diseases; and modulating nerve activity to treat chronic pain.

Our history began in the late 1960s when our co-founder, John Abele, acquired an equity interest in Medi-tech, Inc., a research and development company focused on developing alternatives to surgery. Medi-tech introduced its initial products in 1969, a family of steerable catheters used in some of the first less-invasive procedures performed. In 1979, John Abele joined with Pete Nicholas to form Boston Scientific Corporation, which indirectly acquired Medi-tech. This acquisition began a period of active and focused marketing, new product development and organizational growth. Since then, our net sales have increased substantially, growing from $2 million in 1979 to approximately $8.4 billion in 2007.

Our growth has been fueled in part by strategic acquisitions and alliances designed to improve our ability to take advantage of growth opportunities in the medical device industry. Our 2006 acquisition of Guidant Corporation, a world leader in the treatment of cardiac disease, enabled us to become a major provider in the $10 billion global cardiac rhythm management (CRM) market, enhancing our overall competitive position and long-term growth potential and further diversifying our product portfolio. This acquisition has established us as one of the world's largest cardiovascular device companies and a global leader in micro-electronic therapies. This and other acquisitions have helped us add promising new technologies to our pipeline and to offer one of the broadest product portfolios in the world for use in less-invasive procedures. We believe that the depth and breadth of our product portfolio has also enabled us to compete more effectively in, and better absorb the pressures of, the current healthcare environment of cost containment, managed care, large buying groups, government contracting and hospital consolidation.

Information including revenues, profits and total assets for each of our business segments, as well as by geographical area, appears in *Note P—Segment Reporting* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K.

The Drug-Eluting Stent Opportunity

Our broad, innovative product offerings have enabled us to become a leader in the interventional cardiology market. This leadership is due in large part to our coronary stent product offerings. Coronary stents are tiny, mesh tubes used in the treatment of coronary artery disease, which are implanted in patients to prop open arteries and facilitate blood flow to and from the heart. We have further enhanced the outcomes associated with the use of coronary stents, particularly the processes that lead to restenosis (the growth of neointimal tissue within an artery after angioplasty and stenting), through dedicated internal and external product development and scientific research of drug-eluting stent systems. Since its U.S. launch in March 2004 and its launch in our Europe and Inter-Continental markets in 2003, our proprietary polymer-based paclitaxel-eluting stent technology for reducing coronary restenosis, the TAXUS® Express²™ coronary stent system, has become the worldwide leader in the drug-eluting coronary stent market. In addition, we now have access to a second drug-eluting coronary stent program, which complements our existing TAXUS stent system. During the fourth quarter of 2006, we initiated a limited launch of the PROMUS™ everolimus-eluting coronary stent system, which is a private-labeled XIENCE™ V drug-eluting stent system supplied to us by Abbott Laboratories, in certain European countries and, during 2007, expanded our launch in Europe, as well as in key countries in other regions. In June 2007, Abbott submitted the final module of a pre-market approval (PMA) application to the FDA seeking approval in the U.S. for both the XIENCE V and PROMUS stent systems. In November 2007, the FDA advisory panel reviewing Abbott's PMA submission voted to recommend the stent systems for approval. Following FDA approval, which Abbott is expecting in the first half of 2008, we plan to launch the PROMUS™ stent system in the U.S.

We continue to enhance our product offerings in the drug-eluting stent market. We successfully launched our next-generation drug-eluting stent product, the TAXUS® Liberté® stent system, during 2005 in our Europe and Inter-Continental markets, and expect to launch the product in the U.S. in the second half of 2008, subject to regulatory approval. The Liberté coronary stent is designed to further enhance deliverability and conformability, particularly in challenging lesions.

Our U.S. TAXUS® stent system sales decreased in 2007 relative to 2006, due in part to a decline in the size of the U.S. market following recent uncertainty regarding the perceived risk of late stent thrombosis[1] following the use of drug-eluting stents. However, we believe that recent data addressing this risk and supporting the safety of drug-eluting stent systems could positively affect the size of the drug-eluting stent market, as referring cardiologists regain confidence in this technology.

The Cardiac Rhythm Management Opportunity

As a result of our 2006 acquisition of Guidant, we now develop, manufacture and market products that focus on the treatment of cardiac arrhythmias and heart failure. Natural electrical impulses stimulate the heart's chambers to pump blood. In healthy individuals, the electrical current causes the heart to beat at an appropriate rate and in synchrony. We manufacture a variety of implantable devices that monitor the heart and deliver electricity to treat cardiac abnormalities, including:

- Implantable cardiac defibrillator (ICD) systems used to detect and treat abnormally fast heart rhythms (tachycardia) that could result in sudden cardiac death, including implantable cardiac resynchronization therapy defibrillator (CRT-D) systems used to treat heart failure; and
- Implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia), including implantable cardiac resynchronization therapy pacemaker (CRT-P) systems used to treat heart failure.

Tachycardia (abnormally fast or chaotic heart rhythms) prevents the heart from pumping blood efficiently and can lead to sudden cardiac death. ICD systems (defibrillators, leads, programmers, our LATITUDE® Patient Management System and accessories) monitor the heart and deliver electrical energy, restoring a normal rhythm. Our defibrillators deliver tiered therapy—a staged progression from lower intensity pacing pulses designed to correct the abnormal rhythm to more aggressive shocks to restore a heartbeat.

Heart failure (the heart's inability to pump effectively) is a debilitating, progressive condition, with symptoms including shortness of breath and extreme fatigue. Statistics show that one in five persons die within the first year of a heart failure diagnosis, and patients with heart failure suffer sudden cardiac death at six to nine times the rate of the general population. The condition is pervasive, with approximately five million people in the U.S. affected.

Bradycardia (slow or irregular heart rhythms) often results in a heart rate insufficient to provide adequate blood flow throughout the body, creating symptoms such as fatigue, dizziness and fainting. Cardiac pacemaker systems (pulse generators, leads, programmers and accessories) deliver electrical energy to stimulate the heart to beat more frequently and regularly. Pacemakers range from conventional single-chamber devices to more sophisticated adaptive-rate, dual-chamber devices.

Our remote monitoring system, the LATITUDE® Patient Management System, may be placed in a patient's home (at their bedside) and reads implantable device information at times specified by the patient's physician. The communicator then transmits the data to a secure Internet server where the physician (or other qualified third party) can access this medical information anytime, anywhere. In addition to automatic device data uploads, the communicator enables a daily confirmation of the patient's device status, providing assurance the device is operating properly. Available as an optional component to the system is the LATITUDE Weight Scale and Blood Pressure Monitor. Weight and blood pressure data is captured by the communicator and sent to the secure server for review by the patient's physician (or other qualified third party). In addition, this weight and blood pressure information is available immediately to patients in their home to assist their compliance with the day-to-day and home-based heart failure instructions prescribed by their physician.

Strategic Initiatives

In 2007, we announced several new initiatives designed to enhance short- and long-term shareholder value, including:

- the restructuring of several businesses and product franchises in order to leverage resources, strengthen competitive positions, and create a more simplified and efficient business model;

[1] Late stent thrombosis is the formation of a clot, or thrombus, within the stented area one year or more after implantation of the stent.

- the sale of five non-strategic businesses, including our Auditory, Cardiac Surgery, Vascular Surgery, Venous Access and Fluid Management businesses; and
- significant expense and head count reductions.

Our goal is to better align expenses with revenues, while preserving our ability to make needed investments in quality, research and development projects, capital and our people that are essential to our long-term success. We expect these initiatives to help provide better focus on our core businesses and priorities, which will strengthen Boston Scientific for the future and position us for increased, sustainable and profitable sales growth. Each of these initiatives are described more fully in our Management's Discussion and Analysis included in Item 7 of this Form 10-K.

Business Strategy

Our mission is to improve the quality of patient care and the productivity of healthcare delivery through the development and advocacy of less-invasive medical devices and procedures. We believe that the pursuit of this mission will enhance shareholder value. We intend to accomplish our mission through the continuing refinement of existing products and procedures and the investigation and development of new technologies that can reduce risk, trauma, cost, procedure time and the need for aftercare. Our approach to innovation combines internally developed products and technologies with those we obtain externally through acquisitions and alliances. Our research and development program is largely focused on the development of next-generation and novel technology offerings across multiple programs and divisions. Key elements of our overall business strategy include the following:

Product Quality

Our commitment to quality and the success of our quality objectives are designed to build customer trust and loyalty. This commitment to provide quality products to our customers runs throughout our organization and is one of our most critical business objectives. In order to strengthen our corporate-wide quality controls, we established Project Horizon, a cross-functional initiative to improve and harmonize our overall quality processes and systems. Under Project Horizon, we have made an overarching effort to elevate quality thinking in all that we do. In 2007, we made significant improvements to our quality systems, including in the areas of field action decision-making, corrective and preventative actions, management controls, process validations and complaint management systems. We also engaged a third party to audit our corporate-wide quality systems as we strive to improve those systems continuously. In addition, our Board of Directors has created a Compliance and Quality Committee to monitor our compliance and quality initiatives. Our quality policy, applicable to all employees, is "I improve the quality of patient care and all things Boston Scientific." This personal commitment connects our people with the vision and mission of Boston Scientific.

Innovation

We are committed to harnessing technological innovation through a mixture of tactical and strategic initiatives that are designed to offer sustainable growth in the near and long term. Combining internally developed products and technologies with those obtained through our acquisitions and alliances allows us to focus on and deliver products currently in our own research and development pipeline as well as to strengthen our technology portfolio by accessing third-party technologies.

Clinical Excellence

Our commitment to innovation is demonstrated further by our clinical capabilities. Our clinical groups focus on driving innovative therapies aimed at transforming the practice of medicine. Our clinical teams are organized by therapeutic specialty to better support our research and development pipeline. During 2007, our clinical organization planned, initiated and conducted an expanding series of focused clinical trials that support regulatory and reimbursement requirements and demonstrated the safe and effective clinical performance of critical products and technologies.

Product Diversity

We offer products in numerous product categories, which are used by physicians throughout the world in a broad range of diagnostic and therapeutic procedures. The breadth and diversity of our product lines permit medical specialists and purchasing organizations to satisfy many of their less-invasive medical device requirements from a single source.

Operational Excellence

We are focused on continuously improving our supply chain effectiveness, strengthening our manufacturing processes and increasing operational efficiencies within our organization. By shifting global manufacturing along product lines, we are able to leverage our existing resources and concentrate on new product development, including the enhancement of existing products, and their commercial launch. We are implementing new systems designed to provide improved quality and reliability, service, greater efficiency and lower supply chain costs. We have substantially increased our focus on process controls and validations, supplier controls, distribution controls and providing our operations teams with the training and tools necessary to drive continuous improvement in product quality. In 2007, we also focused on examining our operations and general business activities to identify cost-improvement opportunities in order to enhance our operational effectiveness. We intend to continue these efforts in 2008.

Customer Focused Marketing

We consistently strive to understand and exceed the expectations of our customers. Each of our business groups maintains dedicated sales forces and marketing teams focusing on physicians who specialize in the diagnosis and treatment of different medical conditions. We believe that this focused disease state management enables us to develop highly knowledgeable and dedicated sales representatives and to foster close professional relationships with physicians.

Active Participation in the Medical Community

We believe that we have positive working relationships with physicians and others in the medical industry, which enable us to gain a detailed understanding of new therapeutic and diagnostic alternatives and to respond quickly to the changing needs of physicians and their patients. Active participation in the medical community contributes to physician understanding and adoption of less-invasive techniques and the expansion of these techniques into new therapeutic and diagnostic areas.

Corporate Culture

We believe that success and leadership evolve from a motivating corporate culture that rewards achievement, respects and values individual employees and customers, and focuses on quality, patient care, integrity, technology and service. This high performance culture has embraced an intense focus on quality, and now places quality at the top of its priorities. We believe that our success is attributable in large part to the high caliber of our employees and our commitment to respecting the values on which we have based our success.

Research and Development

Our investment in research and development is critical to driving our future growth. We have directed our development efforts toward regulatory compliance and innovative technologies designed to expand current markets or enter new markets. We believe that streamlining, prioritizing and coordinating our technology pipeline and new product development activities are essential to our ability to stimulate growth and maintain leadership positions in our markets. Our approach to new product design and development is through focused, cross-functional teams. We believe that our formal process for technology and product development aids in our ability to offer innovative and manufacturable products in a consistent and timely manner. Involvement of the research and development, clinical, quality, regulatory, manufacturing and marketing teams early in the process is the cornerstone of our product development cycle. This collaboration allows these teams to concentrate resources on the most viable and clinically relevant new products and technologies and bring them to market in a timely manner. In addition to internal development, we work with hundreds of leading research institutions, universities and clinicians around the world to develop, evaluate and clinically test our products.

We believe our future success will depend upon the strength of these development efforts. In 2007, we expended $1.091 billion on research and development, representing approximately 13 percent of our 2007 net sales. Our investment in research and development reflects:

- regulatory compliance and clinical research, particularly relating to our next-generation stent and CRM platforms and other development programs obtained through our acquisitions; and
- sustaining engineering efforts which factor customer (or "post market") feedback into continuous improvement efforts for currently marketed products.

Acquisitions and Alliances

Since 1995, we have undertaken a strategic acquisition program to assemble the lines of business necessary to achieve the critical mass that allows us to continue to be a leader in the medical device industry. Our 2007 acquisitions included the following:

- EndoTex Interventional Systems, Inc., a developer of stents used in the treatment of stenotic lesions in the carotid arteries, intended to expand our carotid artery disease portfolio;
- Remon Medical Technologies, Inc., a development-stage company focused on creating communication technology for medical device applications, intended to expand our sensor and wireless communication technology portfolio and complement our CRM product line; and

- Celsion Corporation's Prolieve® Thermodilatation System, technology for treating symptomatic benign prostatic hyperplasia (BPH), intended to expand our technology portfolio used to treat urologic conditions.

Our investment portfolio includes investments in both publicly traded and privately held companies. Many of these alliances involve complex arrangements with third parties and some include the option to purchase these companies at pre-established future dates, generally upon the attainment of performance, regulatory and/or revenue milestones These arrangements allow us to evaluate new technologies prior to acquiring them. We expect that we will continue to focus selectively on acquisitions and alliances in order to provide new products and technology platforms to our customers, including making additional investments in several of our existing strategic relationships.

Products

Our products are offered for sale principally by three dedicated business groups—Cardiovascular (including our Interventional Cardiology, CRM and Cardiovascular businesses), Endosurgery (including our Endoscopy and Urology/Gynecology businesses, and until February 2008, included our Oncology business) and Neuromodulation (including our Pain Management business, and, until January 2008, included our Auditory business). In February 2008, we completed the sale of our Venous Access franchise, previously part of our Oncology business, along with our Fluid Management business, and integrated our remaining Oncology franchises into other business units. In addition, in January 2008, we completed the sale of a controlling interest in our Auditory business, along with our drug pump development program, to entities affiliated with the former principal shareholders of Advanced Bionics Corporation. Our Cardiovascular organization focuses on products and technologies for use in interventional cardiology, cardiac rhythm management, peripheral interventions, electrophysiology, neurovascular, and, until January 2008, cardiac surgery and vascular surgery procedures. In January 2008, we completed the sale of our Cardiac Surgery and Vascular Surgery businesses. During 2007, we derived 78 percent of our net sales from our Cardiovascular businesses, approximately 18 percent from our Endosurgery businesses and approximately four percent from our Neuromodulation business.

The following section describes certain of our Cardiovascular, Endosurgery and Neuromodulation offerings as of December 31, 2007, before the divestitures of certain of our businesses:

Cardiovascular

Coronary Stent Business

Drug-Eluting Stents

We are the market leader in the worldwide drug-eluting stent market. We market our TAXUS® Express²™ paclitaxel-eluting coronary stent system principally in the U.S. and Japan. We also market our second-generation coronary stent, the TAXUS® Liberté® stent system, in our Europe and Inter-Continental markets. We expect to launch the TAXUS Liberté coronary stent system in the U.S. in the second half of 2008, subject to regulatory approval. In December 2007, we received CE Mark approval for the use of the TAXUS® Liberté® stent system in diabetic patients, and, in May 2007, we received CE Mark approval for our TAXUS Liberté Long stent, a specialty stent designed for more efficient stenting of long lesions.

In the fourth quarter of 2006, we began marketing our PROMUS™ everolimus-eluting coronary stent system in certain of our Europe and Inter-Continental countries, expanding our drug-eluting stent portfolio to include two distinct drug platforms. We expect to launch the PROMUS stent system in the U.S. in the first half of 2008, subject to regulatory approval. We also expect to launch an internally developed and manufactured next-generation everolimus-based stent system in Europe in late 2009 or early 2010 and in the U.S. in late 2012 or early 2013. In addition, we have commenced clinical trials for our third-generation paclitaxel-eluting stent, the TAXUS® Element™ platinum chromium coronary stent system. In July 2007, we announced the first implant of the TAXUS Element stent system.

Bare-Metal Stents

We offer our Liberté bare-metal coronary stent system globally. The Liberté coronary stent system serves as the platform for our second-generation paclitaxel-eluting stent system, the TAXUS Liberté coronary stent system. The Liberté bare-metal coronary stent system is designed to enhance deliverability and conformability, particularly in challenging lesions. We are also developing a bare-metal version of the TAXUS Element coronary stent system.

Cardiac Surgery and Vascular Surgery

Cardiac surgery devices are used to perform endoscopic vessel harvesting, cardiac surgical ablation and less-invasive coronary artery by-pass surgery. Vascular Surgery devices include abdominal, thoracic and peripheral vascular grafts for the treatment of aortic aneurysms and dissections, peripheral vascular occlusive diseases and dialysis access. In connection with our strategic initiatives, we identified these businesses as non-strategic and, in January 2008, completed the sale of our Cardiac Surgery business (acquired with Guidant) and Vascular Surgery business to the Getinge Group of Sweden.

Coronary Revascularization

We market a broad line of products used to treat patients with atherosclerosis. Atherosclerosis, a principal cause of coronary artery obstructive disease, is characterized by a thickening of the walls of the coronary arteries and a narrowing of arterial lumens (openings) caused by the progressive development of deposits of plaque. The majority of our products in this market are used in percutaneous transluminal coronary angioplasty (PTCA) procedures and include bare-metal and drug-eluting stent systems; PTCA balloon catheters, such as the Maverick® balloon catheter; the Cutting Balloon® microsurgical dilatation device; rotational atherectomy systems; guide wires; guide catheters and diagnostic catheters. We also market a broad line of fluid delivery sets, pressure monitoring systems, custom kits and accessories that enable the injection of contrast and saline or otherwise facilitate cardiovascular procedures.

Intraluminal Ultrasound Imaging

We market a family of intraluminal catheter-directed ultrasound imaging catheters and systems for use in coronary arteries and heart chambers as well as certain peripheral systems. The iLab® Ultrasound Imaging System, launched in the U.S. in 2006, continues as our flagship console and is compatible with our full line of imaging catheters. This system enhances the diagnosis and treatment of blocked vessels and heart disorders. In 2007, we received approval for the sale of the iLab imaging system in Japan and other international markets.

Embolic Protection

Our FilterWire EZ™ Embolic Protection System is a low profile filter designed to capture embolic material that may become dislodged during a procedure, which could otherwise travel into the microvasculature where it could cause a heart attack or stroke. It is commercially available in the U.S., Europe and other international markets for multiple indications, including the treatment of disease in peripheral, coronary and carotid vessels. It is also available in the U.S. for the treatment of saphenous vein grafts and carotid artery stenting procedures.

Peripheral Interventions

We sell various products designed to treat patients with peripheral disease (disease which appears in blood vessels other than in the heart and in biliary strictures), including a broad line of medical devices used in percutaneous transluminal angioplasty and peripheral vascular stenting. Our peripheral product offerings include vascular access products, balloon catheters, stents and peripheral vascular catheters, wires and accessories. In the first quarter of 2008, we began integrating certain products used for non-vascular intervention, previously part of our Oncology business, into our Peripheral Interventions business. We also sell products designed to treat patients with non-vascular disease (disease which appears outside the blood system). Our non-vascular suite of products includes biliary stents, drainage catheters, biopsy devices and micro-puncture sets, designed to treat, diagnose and palliate various forms of benign and malignant tumors. We market the PolarCath™ peripheral dilatation system used in CryoPlasty® Therapy, an innovative approach to the treatment of peripheral artery disease in the lower extremities. In January 2007, we completed the acquisition of EndoTex Interventional Systems, Inc., and, in February 2007, launched the NexStent® Carotid Stent System, a laser-cut, nitinol stent with a rolled sheet design that enables one stent size to adapt to multiple diameters in tapered or non-tapered vessel configurations.

In the first quarter of 2008, we began integrating our Peripheral Interventions business with our Interventional Cardiology business under a single management structure to help create a more integrated business focused on interventional specialists, while enhancing technology and operational efficiencies.

Neurovascular Intervention

We market a broad line of detachable coils (coated and uncoated), micro-delivery stents, micro-guidewires, micro-catheters, guiding catheters and embolics to neuro-interventional radiologists and neurosurgeons to treat diseases of the neurovascular system. We market the GDC® Coils (Guglielmi Detachable Coil) and Matrix® systems to treat brain aneurysms. We also offer the NeuroForm® stent for the treatment of wide neck aneurysms and the Wingspan® Stent System with Gateway® PTA Balloon Catheter, each under a Humanitarian Device Exemption approval granted by the FDA. The Wingspan Stent System is designed to treat atherosclerotic lesions or accumulated plaque in brain arteries. Designed for the brain's fragile vessels, the Wingspan Stent System is a self-expanding, nitinol stent sheathed in a delivery system that enables it to reach and open narrowed arteries in the brain. The Wingspan Stent System is currently the only device available in the U.S. for the treatment of intracranial atherosclerotic disease (ICAD) and is indicated for improving cerebral artery lumen diameter in patients with ICAD who are unresponsive to medical therapy.

Electrophysiology

We offer medical devices for the diagnosis and treatment of cardiac arrhythmias (abnormal heartbeats). Included in our product offerings are RF generators, intracardiac ultrasound and steerable ablation catheters, as well as a line of diagnostic catheters and associated accessories. Our leading brands include the Blazer™ cardiac ablation catheter, and the Chilli II™ cooled ablation catheter, the first bidirectional cooled-tip catheter available in the U.S. We also offer a next-generation line of RF generators, the MAESTRO 3000® Cardiac Ablation System. During 2008, we will integrate our Electrophysiology business with our CRM business in order to serve better the needs of electrophysiologists by creating a more efficient organization.

Cardiac Rhythm Management (CRM)

We offer a variety of implantable devices that monitor the heart and deliver electrical impulses to treat cardiac rhythm abnormalities, including tachycardia and bradycardia. We also offer devices that treat heart failure by delivering electrical impulses to help the heart to beat in a more coordinated fashion. A key component of many of our implantable device systems is our remote LATITUDE® Patient Management System, which provides clinicians with information about a patient's device and clinical status non-invasively via the Internet, allowing for more frequent monitoring in order to guide treatment decisions.

Our U.S. CRM product offerings include:

- VITALITY®[2] ICD systems;
- ENDOTAK RELIANCE® defibrillation leads;
- CONTAK RENEWAL® 3 RF CRT-D systems;
- ACUITY™ Steerable left ventricular leads;
- INSIGNIA® pacing systems;
- DEXTRUS™ pacing leads;
- LATITUDE® Patient Management System;
- LIVIAN™ CRT-D (approved February 2008); and
- CONFIENT™ ICD (approved February 2008).

Our international CRM product offerings include:

- ENDOTAK RELIANCE® defibrillation leads;
- CONTAK RENEWAL® 3 RF CRT-D systems;
- INSIGNIA® pacing systems;
- LIVIAN™ CRT-D; and
- CONFIENT™ ICD.

The year 2007 was characterized by a re-engineering of how we design, build, test and report on our CRM products. We also saw continued rapid adoption of our LATITUDE® Patient Management System; we started the year with 11,500 patients enrolled on the LATITUDE System and finished 2007 with more than 80,000 patients enrolled. In November 2007, we announced the industry's first patient data integration between a CRM remote monitoring system and a physician's electronic medical record, using the LATITUDE System to allow clinicians to access information from a patient's ICD device and store this information within the GE Centricity® Electronic Medical Record (EMR) system in the form of lab results.

In 2007, we launched two new lead systems that connect pulse generators to the heart – the ACUITY™ Steerable left ventricular leads and the DEXTRUS™ pacing leads. In April 2007, we received regulatory approval for and launched in Japan our VITALITY® DR ICD system. In addition, in October 2007, we received CE Mark approval for CONFIENT™, our next-generation ICD product, and, in December 2007, we received European approval of LIVIAN™, our next-generation CRT-D device. Further, in the first quarter of 2008, we received CE Mark approval for our next-generation COGNIS™ CRT-D device and our next-generation TELIGEN™ ICD system, as well as U.S. FDA approval for CONFIENT and LIVIAN.

Endosurgery

In March 2007, we announced our intent to explore the benefits that could be gained from operating our Endosurgery group as a separately traded public company that would become a majority-owned subsidiary of Boston Scientific. In July 2007, we completed this exploration and determined that the group will remain wholly owned by Boston Scientific. The following are the components of our Endosurgery business:

Esophageal, Gastric and Duodenal (Small Intestine) Intervention

We market a broad range of products to diagnose, treat and palliate a variety of gastrointestinal diseases and conditions, including those affecting the esophagus, stomach and colon. Common disease states include esophagitis, portal hypertension, peptic ulcers and esophageal cancer. Our product offerings in this area include disposable single and multiple biopsy forceps, balloon dilatation catheters, hemostasis catheters and enteral feeding devices. We also market a family of esophageal stents designed to offer improved dilatation force and greater resistance to tumor in-growth. We offer the Radial Jaw® 4 Single-Use Biopsy Forceps, which are designed to enable collection of large high-quality tissue specimens without the need to use large channel therapeutic endoscopes.

Colorectal Intervention

We market a line of hemostatic catheters, polypectomy snares, biopsy forceps, enteral stents and dilatation catheters for the diagnosis and treatment of polyps, inflammatory bowel disease, diverticulitis and colon cancer.

Pancreatico-Biliary Intervention

We sell a variety of products to diagnose, treat and palliate benign and malignant strictures of the pancreatico-biliary system (the gall bladder, common bile duct, hepatic duct, pancreatic duct and the pancreas) and to remove stones found in the common bile duct. Our product offerings include diagnostic catheters used with contrast media, balloon dilatation catheters and sphincterotomes. We also market self-expanding metal and temporary biliary stents for palliation and drainage of the common bile duct. In May 2007, we announced the worldwide launch of our Spyglass® Direct Visualization System for direct imaging of the bile duct system. The Spyglass system is the first single-operator cholangioscopy device that offers clinicians a direct visualization of the bile duct system and includes supporting devices for tissue acquisition, stone management and lithotripsy.

Pulmonary Intervention

We market devices to diagnose, treat and palliate diseases of the pulmonary system. Our product offerings include pulmonary biopsy forceps, transbronchial aspiration needles, cytology brushes and tracheobronchial stents used to dilate strictures or for tumor management.

Urinary Tract Intervention and Bladder Disease

We sell a variety of products designed primarily to treat patients with urinary stone disease, including: ureteral dilatation balloons used to dilate strictures or openings for scope access; stone baskets used to manipulate or remove stones; intracorporeal shock wave lithotripsy devices and holmium laser systems used to disintegrate stones; ureteral stents implanted temporarily in the urinary tract to provide short-term or long-term drainage; and a wide variety of guidewires used to gain access to specific sites. We have also developed other devices to aid in the diagnosis and treatment of bladder cancer and bladder obstruction.

Prostate Intervention

We currently market electro-surgical resection devices designed to resect large diseased tissue sites for the treatment of benign prostatic hyperplasia (BPH). We also market disposable needle biopsy devices, designed to take core prostate biopsy samples. In June 2007, we purchased Celsion Corporation's Prolieve® Thermodilatation System, a transurethral microwave thermotherapy system for the treatment of BPH, which we had previously distributed for Celsion. In addition, we distribute and market the DuoTome™ SideLite™ holmium laser treatment system for treatment of symptoms associated with BPH.

Pelvic Floor Reconstruction and Urinary Incontinence

We market a line of less-invasive devices to treat female pelvic floor conditions in the areas of stress urinary incontinence and pelvic organ prolapse. These devices include a full line of mid-urethral sling products, sling materials, graft materials, suturing devices and injectables. We have exclusive U.S. distribution rights to the Coaptite® Injectable Implant, a next-generation bulking agent, for the treatment of stress urinary incontinence.

Gynecology

We also market other products in the area of women's health. Our Hydro ThermAblator® System offers a less-invasive technology for the treatment of excessive uterine bleeding by ablating the lining of the uterus, the tissue responsible for menstrual bleeding.

Oncology

In 2007, we marketed a broad line of products designed to treat, diagnose and palliate various forms of benign and malignant tumors. Our suite of products includes microcatheters, embolic agents and coils designed to restrict blood supply to targeted sites, as well as radiofrequency-based therapeutic devices for the ablation of various forms of soft tissue lesions (tumors). Also included in our oncology portfolio during 2007 was a complete line of venous access products, used for infusion therapy. In February 2008, we sold our Venous Access franchise, as well as our Fluid Management business to Avista Capital Partners. In the first quarter of 2008, we began integrating our remaining Oncology franchises into other business units. We incorporated our Radiofrequency Tumor Ablation franchise into our Endoscopy business; our Peripheral Embolization franchise into our Neurovascular business; and our Non-Vascular Intervention franchise into our Peripheral Interventions business, which is part of our Cardiovascular business group.

Neuromodulation

Pain Management

We market the Precision® Spinal Cord Stimulation (SCS) System for the treatment of chronic pain of the lower back and legs. This system delivers advanced pain management by applying a small electrical signal to mask pain signals traveling from the spinal cord to the brain. The Precision System utilizes a rechargeable battery and features a patient-directed fitting system for fast and effective programming. The Precision System is also being assessed for use in treating sources of other peripheral pain. In July 2007, we launched our new Precision Plus™ SCS System, the world's smallest rechargeable SCS neuromodulation device for the treatment of chronic pain of the trunk, back and limbs.

Cochlear Implants

In 2007, we developed and marketed in the U.S., Europe and Japan the HiResolution® 90K Cochlear Implant System to restore hearing to the profoundly deaf. We also offered our next-generation cochlear implant technology, the Harmony™ HiResolution Bionic Ear System. In January 2008, we sold a controlling interest in our Auditory business and drug pump development program to the principal former shareholders of Advanced Bionics Corporation. We retained and continue to operate the Pain Management business and emerging indications development program acquired with Advanced Bionics in 2004.

Marketing and Sales

A dedicated sales force of approximately 2,200 individuals in approximately 45 countries internationally, and over 3,700 individuals in the U.S. marketed our products worldwide as of December 31, 2007. Sales in countries where we have direct sales organizations accounted for approximately 94 percent of our net sales during 2007. A network of distributors and dealers who offer our products worldwide accounts for our remaining sales. We will continue to leverage our infrastructure in markets where commercially appropriate and use third parties in those markets where it is not economical or strategic to establish or maintain a direct presence. We also have a dedicated corporate sales organization in the U.S. focused principally on selling to major buying groups and integrated healthcare networks.

In 2007, we sold our products to over 10,000 hospitals, clinics, outpatient facilities and medical offices. We are not dependent on any single institution and no single institution accounted for more than ten percent of our net sales in 2007. However, large group purchasing organizations, hospital networks and other buying groups have become increasingly important to our business and represent a substantial portion of our U.S. net sales.

We also distribute certain products for third parties, including an introducer sheath and certain guidewires, various graft materials, and pneumatic and laser lithotripters for use in connection with urology and gynecology procedures. Employing our sales and marketing strength, we expect to continue to seek new opportunities for distributing complementary products as well as new technologies.

International Operations

Internationally, during 2007, we operated through three business units divided among the geographic regions of Europe, Asia Pacific and Inter-Continental. Maintaining and expanding our international presence is an important component of our long-term growth plan. Through our international presence, we seek to increase net sales and market share, leverage our relationships with leading physicians and their clinical research programs, accelerate the time to bring new products to market, and gain access to worldwide technological developments that we can implement across our product lines. After our acquisition of Guidant, we integrated Guidant's international sales operations into our geographic regions. Consistent with our geographic focus, the Guidant CRM business became a business unit within each country organization across Europe, Asia Pacific and Inter-Continental. In the first quarter of 2008, we began operating through two international business units: EMEA, consisting of Europe, Middle East and Africa; and Inter-Continental, consisting of Japan, Asia Pacific, Canada and Latin America. This reorganization is designed to allow for better leverage of infrastructure and resources as well as restored competitiveness.

International sales accounted for approximately 41 percent of our net sales in 2007. Net sales and operating income attributable to our 2007 geographic regions are presented in *Note P—Segment Reporting* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K.

We have five international manufacturing facilities in Ireland, one in Costa Rica and one in Puerto Rico. Presently, approximately 22 percent of our products sold worldwide are manufactured at these facilities. We also maintain an international research and development facility in Ireland, a training facility in Tokyo, Japan, and a training and research and development center in Miyazaki, Japan. Through April of 2008, we will continue to share a training facility with Abbott in Brussels, Belgium, and will then move to our own international training facility in Paris, France.

Manufacturing and Raw Materials

We design and manufacture the majority of our products in technology centers around the world. Many components used in the manufacture of our products are readily fabricated from commonly available raw materials or off-the-shelf items available from multiple supply sources. Certain items are custom made to meet our specifications. We believe that in most cases, redundant capacity exists at our suppliers and that alternative sources of supply are available or could be developed within a reasonable period of time. We also have an on-going program to identify single-source components and to develop alternative back-up supplies. However, in certain cases, we may not be able to quickly establish additional or replacement suppliers for specific components or materials, largely due to the regulatory approval system and the complex nature of our manufacturing processes and those of our suppliers. A reduction or interruption in supply, an inability to develop and validate alternative sources if required, or a significant increase in the price of raw materials or components could adversely affect our operations and financial condition, particularly materials or components related to our TAXUS® and PROMUS™ drug-eluting coronary stent systems and our CRM products.

Quality Assurance

On December 23, 2005, Guidant received an FDA warning letter citing certain deficiencies with respect to its manufacturing quality systems and record keeping procedures in its CRM facility in St. Paul, Minnesota. In April 2007, following FDA reinspections of our CRM facilities, we resolved the warning letter and all associated restrictions were removed.

On January 26, 2006, legacy Boston Scientific received a corporate warning letter from the FDA notifying us of serious regulatory problems at three of our facilities and advising us that our corporate-wide corrective action plan relating to three site-specific warning letters issued to us in 2005 was inadequate. As stated in this FDA warning letter, the FDA may not grant our requests for exportation certificates to foreign governments or approve PMA applications for class III devices to which the quality control or current good manufacturing practices deficiencies described in the letter are reasonably related until the deficiencies have been corrected.

In order to strengthen our corporate-wide quality controls, we established Project Horizon, a corporate-wide cross-functional initiative to improve and harmonize our overall quality processes and systems. As part of Project Horizon, we made modifications to our management controls, process validation, corrections and removals, distribution and product control, corrective and preventive actions, and complaint management systems. Project Horizon resulted in the reallocation of internal employee and management resources to quality initiatives, as well as incremental spending, resulting in adjustments to product launch schedules of certain products and the decision to discontinue certain other product lines over time. Project Horizon ended as a formal program on December 31, 2007 and we transferred all open projects to sustaining organizations. We have since implemented the Quality Master Plan to drive continuous improvement in compliance and quality performance. In addition, our Board of Directors has created a Compliance and Quality Committee to monitor our compliance and quality initiatives. Our quality policy, applicable to all employees, is "I improve the quality of patient care and all things Boston Scientific." This personal commitment connects our people with the vision and mission of Boston Scientific.

We believe we have identified solutions to the quality issues cited by the FDA, and continue to make progress in transitioning our organization to implement those solutions. We engaged a third party to audit our enhanced quality systems in order to assess our corporate-wide compliance prior to reinspection by the FDA. We completed substantially all of these third-party audits during 2007 and, in February 2008, the FDA commenced its reinspection of certain of our facilities. We believe that these reinspections represent a critical step toward the resolution of the corporate warning letter.

In addition, in August 2007, we received a warning letter from the FDA regarding the conduct of clinical investigations associated with our abdominal aortic aneurysm (AAA) program acquired from TriVascular, Inc. We are taking corrective action and have made certain commitments to the FDA regarding the conduct of our clinical trials. We terminated the TriVascular AAA program in 2006 and do not believe the recent warning letter will have an impact on the timing of the resolution of our corporate warning letter.

We are committed to providing high quality products to our customers. To meet this commitment, we have implemented updated quality systems and concepts throughout our organization. Our quality system starts with the initial product specification and continues through the design of the product, component specification process and the manufacturing, sales and servicing of the product. Our quality system is intended to build in quality and process control and to utilize continuous improvement concepts throughout the product life. These systems are designed to enable us to satisfy the quality system regulations of the FDA with respect to products sold in the U.S. Many of our operations are certified under ISO 9001, ISO 9002, ISO 13485, ISO 13488, EN 46001 and EN 46002 international quality system standards. ISO 9002 requires, among other items, an implemented quality system that applies to component quality, supplier control and manufacturing operations. In addition, ISO

9001 and EN 46001 require an implemented quality system that applies to product design. These certifications can be obtained only after a complete audit of a company's quality system by an independent outside auditor. Maintenance of these certifications requires that these facilities undergo periodic re-examination.

We maintain an ongoing initiative to seek ISO 14001 certification at our plants around the world. ISO 14001, the environmental management system standard in the ISO 14000 series, provides a voluntary framework to identify key environmental aspects associated with our businesses. We engage in continuous environmental performance improvement around these aspects. At present, nine of our manufacturing and distribution facilities have attained ISO 14001 certification. We expect to continue this initiative until each of our manufacturing facilities, including those we acquire, becomes certified.

Competition

We encounter significant competition across our product lines and in each market in which we sell our products from various companies, some of which may have greater financial and marketing resources than we do. Our primary competitors have historically included Johnson & Johnson (including its subsidiary, Cordis Corporation) and Medtronic, Inc. (including its subsidiary, Medtronic AVE, Inc.), as well as a wide range of companies that sell a single or limited number of competitive products or participate in only a specific market segment. Since we acquired Guidant, Abbott has become a primary competitor of ours in the interventional cardiology market and we now compete with St. Jude Medical, Inc. in the CRM and neuromodulation markets. We also face competition from non-medical device companies, such as pharmaceutical companies, which may offer alternative therapies for disease states intended to be treated using our products.

We believe that our products compete primarily on their ability to safely and effectively perform diagnostic and therapeutic procedures in a less-invasive manner, including ease of use, reliability and physician familiarity. In the current environment of managed care, economically-motivated buyers, consolidation among healthcare providers, increased competition and declining reimbursement rates, we have been increasingly required to compete on the basis of price, value, clinical outcomes, reliability and efficiency. We believe that our continued competitive success will depend upon our ability to create or acquire scientifically advanced technology, apply our technology cost-effectively and with superior quality across product lines and markets, develop or acquire proprietary products, attract and retain skilled development personnel, obtain patent or other protection for our products, obtain required regulatory and reimbursement approvals, continually enhance our quality systems, manufacture and successfully market our products either directly or through outside parties and supply sufficient inventory to meet customer demand.

Regulation

The medical devices that we manufacture and market are subject to regulation by numerous regulatory bodies, including the FDA and comparable international regulatory agencies. These agencies require manufacturers of medical devices to comply with applicable laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of medical devices. Devices are generally subject to varying levels of regulatory control, the most comprehensive of which requires that a clinical evaluation program be conducted before a device receives approval for commercial distribution.

In the U.S., permission to distribute a new device generally can be met in one of three ways. The first process requires that a pre-market notification (510(k) Submission) be made to the FDA to demonstrate that the device is as safe and effective as, or substantially equivalent to, a legally marketed device that is not subject to PMA (i.e., the "predicate" device). An appropriate predicate device for a pre-market notification is one that (i) was legally marketed prior to May 28, 1976, (ii) was approved under a PMA but then subsequently reclassified from class III to class II or I, or (iii) has been found to be substantially equivalent and cleared for commercial distribution under a 510(k) Submission. Applicants must submit descriptive data and, when necessary, performance data to establish that the device is substantially equivalent to a predicate device. In some instances, data from human clinical trials must also be submitted in support of a 510(k) Submission. If so, these data must be collected in a manner that conforms to the applicable Investigational Device Exemption (IDE) regulations. The FDA must issue an order finding substantial equivalence before commercial distribution can occur. Changes to existing devices covered by a 510(k) Submission that do not raise new questions of safety or effectiveness can generally be made without additional 510(k) Submissions. More significant changes, such as new designs or materials, may require a separate 510(k) with data to support that the modified device remains substantially equivalent.

The second process requires the submission of an application for PMA to the FDA to demonstrate that the device is safe and effective for its intended use as manufactured. This approval process applies to certain class III devices. In this case, two steps of FDA approval are generally required before marketing in the U.S. can begin. First, we must comply with the applicable IDE regulations in connection with any human clinical investigation of the device in the U.S. Second, the FDA must review our PMA application, which contains, among other things, clinical information acquired under the IDE. The FDA will approve the PMA application if it finds that there is a reasonable assurance that the device is safe and effective for its intended purpose.

The third process requires that an application for a Humanitarian Device Exemption (HDE) be made to the FDA for the use of a Humanitarian Use Device (HUD). A HUD is intended to benefit patients by treating or diagnosing a disease or condition that affects, or is manifested in, fewer than 4,000 individuals in the U.S. per year. The application submitted to the FDA for an HDE is similar in both form and content to a PMA application, but is exempt from the effectiveness requirements of a PMA. This approval process demonstrates there is no comparable device available to treat or diagnose the condition, the device will not expose patients to unreasonable or significant risk, and the benefits to health from use outweigh the risks. The HUD provision of the regulation provides an incentive for the development of devices for use in the treatment or diagnosis of diseases affecting small patient populations.

The FDA can ban certain medical devices; detain or seize adulterated or misbranded medical devices; order repair, replacement or refund of these devices; and require notification of health professionals and others with regard to medical devices that present unreasonable risks of substantial harm to the public health. The FDA may also enjoin and restrain certain violations of the Food, Drug and Cosmetic Act and the Safe Medical Devices Act pertaining to medical devices, or initiate action for criminal prosecution of such violations. International sales of medical devices manufactured in the U.S. that are not approved by the FDA for use in the U.S., or are banned or deviate from lawful performance standards, are subject to FDA export requirements. Exported devices are subject to the regulatory requirements of each country to which the device is exported. Some countries do not have medical device regulations, but in most foreign countries, medical devices are regulated. Frequently, regulatory approval may first be obtained in a foreign country prior to application in the U.S. to take advantage of differing regulatory requirements. Most countries outside of the U.S. require that product approvals be recertified on a regular basis, generally every five years. The recertification process requires that we evaluate any device changes and any new regulations or standards relevant to the device and conduct appropriate testing to document continued compliance. Where recertification applications are required, they must be approved in order to continue selling our products in those countries.

In the European Union, we are required to comply with the Medical Devices Directive and obtain CE Mark certification in order to market medical devices. The CE Mark certification, granted following approval from an independent notified body, is an international symbol of adherence to quality assurance standards and compliance with applicable European Medical Devices Directives. We are also required to comply with other foreign regulations such as the requirement that we obtain Ministry of Health, Labor and Welfare approval before we can launch new products in Japan. The time required to obtain these foreign approvals to market our products may vary from U.S. approvals, and requirements for these approvals may differ from those required by the FDA.

We are also subject to various environmental laws, directives and regulations both in the U.S. and abroad. Our operations, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. We believe that compliance with environmental laws will not have a material impact on our capital expenditures, earnings or competitive position. Given the scope and nature of these laws, however, there can be no assurance that environmental laws will not have a material impact on our results of operations. We assess potential environmental contingent liabilities on a quarterly basis. At present, we are not aware of any such liabilities that would have a material impact on our business. We are also certified with respect to the enhanced environmental FTSE4Good criteria and are a constituent member of the London Stock Exchange's FTSE4Good Index, which recognizes companies that meet certain corporate responsibility standards.

In 2007, we were recognized for environmental stewardship, winning a Leadership in Energy and Environmental Design (LEED) award for our new research and development facility in Maple Grove, Minnesota. We also expect to receive LEED awards for renovation projects that have been completed at our Marlborough and Quincy facilities in Massachusetts.

In early 2007, we joined the U.S. Climate Action Partnership (USCAP). USCAP is a diverse group of 27 major businesses and six environmental non-governmental organizations with a commitment to work with Congress and the President to rapidly enact legislation that would significantly slow, stop and reverse the growth of greenhouse gas emissions.

Third-Party Coverage and Reimbursement

Our products are purchased principally by hospitals, physicians and other healthcare providers around the world that typically bill various third-party payors, including governmental programs (e.g., Medicare and Medicaid), private insurance plans and managed care programs, for the healthcare services provided to their patients. Third-party payors may provide or deny coverage for certain technologies and associated procedures based on independently determined assessment criteria. Reimbursement by third-party payors for these services is based on a wide range of methodologies that may reflect the services' assessed resource costs, clinical outcomes and economic value. These reimbursement methodologies confer different, and often conflicting, levels of financial risk and incentives to healthcare providers and patients, and these methodologies are subject to frequent refinements. Third-party payors are also increasingly adjusting reimbursement rates and challenging the prices charged for medical products and services. There can be no assurance that our products will be covered automatically by third-party payors, that reimbursement will be available or, if available, that the third-party payors' coverage policies will not adversely affect our ability to sell our products profitably.

Initiatives to limit the growth of healthcare costs, including price regulation, are also underway in many countries in which we do business. Implementation of cost containment initiatives and healthcare reforms in significant markets such as Japan, Europe and other international markets may limit the price of, or the level at which reimbursement is provided for, our products and may influence a physician's selection of products used to treat patients.

Proprietary Rights and Patent Litigation

We rely on a combination of patents, trademarks, trade secrets and non-disclosure agreements to protect our intellectual property. We generally file patent applications in the U.S. and foreign countries where patent protection for our technology is appropriate and available. At December 31, 2007, we held approximately 6,700 U.S. patents (many of which have foreign counterparts) and had more than 10,500 patent applications pending worldwide that cover various aspects of our technology. The divestiture of certain of our businesses in the first quarter of 2008 reduced our portfolio of U.S. patents to approximately 6,200 and U.S. patents pending to 10,200. In addition, we hold exclusive and non-exclusive licenses to a variety of third-party technologies covered by patents and patent applications. There can be no assurance that pending patent applications will result in the issuance of patents, that patents issued to or licensed by us will not be challenged or circumvented by competitors, or that these patents will be found to be valid or sufficiently broad to protect our technology or to provide us with a competitive advantage.

We rely on non-disclosure and non-competition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary technology. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, that others will not independently develop equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets and proprietary knowledge.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry, particularly in the areas in which we compete. We have defended, and will continue to defend, ourself against claims and legal actions alleging infringement of the patent rights of others. Adverse determinations in any patent litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties, and, if licenses are not available, prevent us from manufacturing, selling or using certain of our products, which could have a material adverse effect on our business. Additionally, we may find it necessary to initiate litigation to enforce our patent rights, to protect our trade secrets or know-how and to determine the scope and validity of the proprietary rights of others. Patent litigation can be costly and time-consuming, and there can be no assurance that our litigation expenses will not be significant in the future or that the outcome of litigation will be favorable to us. Accordingly, we may seek to settle some or all of our pending litigation. Settlement may include cross licensing of the patents that are the subject of the litigation as well as our other intellectual property and may involve monetary payments to or from third parties.

See *Item 3. Legal Proceedings* and *Note L—Commitments and Contingencies* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for a further discussion of patent and other litigation and proceedings in which we are involved. In management's opinion, we are not currently involved in any legal proceeding other than those specifically identified in *Note L*, which, individually or in the aggregate, could have a material effect on our financial condition, results of operations and liquidity.

Risk Management

The testing, marketing and sale of human healthcare products entails an inherent risk of product liability claims. In the normal course of business, product liability and securities claims are asserted against us. Product liability and securities claims may be asserted against us in the future related to unknown events at the present time. We are substantially self-insured with respect to general and product liability claims. We maintain insurance policies providing limited coverage against securities claims. The absence of significant third-party insurance coverage increases our potential exposure to unanticipated claims or adverse decisions. Product liability claims, product recalls, securities litigation and other litigation in the future, regardless of their outcome, could have a material adverse effect on our business. We believe that our risk management practices, including limited insurance coverage, are reasonably adequate to protect against anticipated general, product liability and securities litigation losses. However, unanticipated catastrophic losses could have a material adverse impact on our financial position, results of operations and liquidity.

Employees

As of December 31, 2007, we had approximately 27,500 employees, including approximately 13,700 in operations; 1,900 in administration; 4,900 in clinical, regulatory and research and development; and 7,000 in selling, marketing, distribution and related administrative support. Of these employees, we employed approximately 9,200 outside the U.S., approximately 5,500 of whom are in the manufacturing operations function. We believe that the continued success of our business will depend, in part, on our ability to attract and retain qualified personnel. In October 2007, we committed to an expense and headcount reduction plan, which will result in the elimination of approximately 2,300 positions worldwide. More than half of the employees impacted by the head count reduction plan were notified in the fourth quarter of 2007, and effectively ceased providing services to us; however due to certain notification period requirements, many of the impacted employees did not terminate employment with us until January 2008. As of January 31, 2008, as a result of these employment terminations and the divestiture of certain of our businesses, we had approximately 24,500 employees.

Seasonality

Our worldwide sales do not reflect any significant degree of seasonality; however, customer purchases have been lighter in the third quarter of prior years than in other quarters. This reflects, among other factors, lower demand during summer months, particularly in European countries.

Available Information

Copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on our website (www.bostonscientific.com) as soon as reasonably practicable after we electronically file the material with or furnish it to the SEC. Our Corporate Governance Guidelines and Code of Conduct, which applies to all of our directors, officers and employees, including our Board of Directors, Chief Executive Officer, Chief Financial Officer and Corporate Controller, are also available on our website, along with any amendments to those documents. Any amendments to or waivers for executive officers or directors of our Code of Conduct will be disclosed on our website promptly after the date of any such amendment or waiver. Printed copies of these posted materials are also available free of charge to shareholders who request them in writing from Investor Relations, One Boston Scientific Place, Natick, MA 01760-1537. Information on our website or connected to our website is not incorporated by reference into this Form 10-K.

Cautionary Statement for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

Certain statements that we may make from time to time, including statements contained in this report and information incorporated by reference into this report, constitute "forward-looking statements" within the meaning of Section 27E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by words like "anticipate," "expect," "project," "believe," "plan," "estimate," "intend" and similar words and include, among other things, statements regarding our financial performance,; our growth strategy; the effectiveness of our restructuring, expense and head count reduction initiatives; timing of regulatory approvals; our regulatory and quality compliance; expected research and development efforts; product development and new product launches; our market position and competitive changes in the marketplace for our products; the effect of new accounting pronouncements; the outcome of matters before taxing authorities; intellectual property and litigation matters; our capital needs and expenditures; our ability to meet the financial covenants required by our term loan and revolving credit facility, or to renegotiate the terms of or obtain waivers for compliance with those covenants; and potential acquisitions and divestitures. These forward-looking statements are based on our beliefs, assumptions and estimates using information available to us at this time and are not intended to be guarantees of future events or performance. If our underlying assumptions turn out to be incorrect, or if certain risks or uncertainties materialize, actual results could vary materially from the expectations and projections expressed or implied by our forward-looking statements. As a result, investors are cautioned not to place undue reliance on any of our forward-looking statements.

We do not intend to update the forward-looking statements below or the risk factors described in Item 1A under the heading "Risk Factors" even if new information becomes available or other events occur in the future. We have identified these forward-looking statements below and the risk factors described in Item 1A under the heading "Risk Factors" in order to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Certain factors that could cause actual results to differ materially from those expressed in forward-looking statements are contained below and in the risk factors described in Item 1A under the heading "Risk Factors."

Coronary Stent Business

- Volatility in the coronary stent market, competitive offerings and the timing of receipt of regulatory approvals to market existing and anticipated drug-eluting stent technology and other stent platforms;
- Our ability to launch our next-generation drug-eluting stent system, the TAXUS® Liberté® coronary stent system, in the U.S., subject to regulatory approval, and to maintain or expand our worldwide market positions through reinvestment in our two drug-eluting stent programs;
- Our share of the worldwide drug-eluting stent market, the impact of concerns relating to late stent thrombosis on the size of the coronary stent market, the distribution of share within the coronary stent market in the U.S. and around the world, the average number of stents used per procedure and average selling prices;
- The overall performance of, and continued physician confidence in, our and other drug-eluting stent systems, our ability to adequately address concerns regarding the perceived risk of late stent thrombosis, and the results of drug-eluting stent clinical trials undertaken by us, our competitors or other third parties;
- The penetration rate of drug-eluting stent technology in the U.S. and international markets;
- Our ability to leverage our position as an early entrant in the U.S. drug-eluting stent market, to anticipate competitor products as they enter the market and to respond to the challenges presented as additional competitors enter the U.S. drug-eluting stent market;
- Changes in FDA clinical trial and post-market surveillance requirements and the associated impact on new product launch schedules and the cost of product approval and compliance;
- Our ability to manage inventory levels, accounts receivable, gross margins and operating expenses and to react effectively to worldwide economic and political conditions;
- Our ability to retain key members of our cardiology sales force and other key personnel; and
- Our ability to manage the mix of our PROMUS™ stent system revenue relative to our total drug-eluting stent revenue and to launch a next-generation everolimus-eluting stent system with profit margins more comparable to our TAXUS® stent system, and to maintain our overall profitability as a percentage of revenue.

CRM Business

- Our estimates for the worldwide CRM market, the recovery of the CRM market to historical growth rates and our ability to increase CRM net sales;
- The overall performance of, and referring physician, implanting physician and patient confidence in, our and our competitors' CRM products and technologies, including our LATITUDE® Patient Management System and next-generation pulse generator platform;
- The results of CRM clinical trials undertaken by us, our competitors or other third parties;
- Our ability to launch various products utilizing our next-generation CRM pulse generator platform in the U.S. over the next 12 to 24 months and to expand our CRM market position through reinvestment in our CRM products and technologies;
- Our ability to retain key members of our CRM sales force and other key personnel;
- Competitive offerings in the CRM market and the timing of receipt of regulatory approvals to market existing and anticipated CRM products and technologies;
- Our ability to continue to implement a direct sales model for our CRM products in Japan; and
- Our ability to avoid disruption in the supply of certain components or materials or to quickly secure additional or replacement components or materials on a timely basis.

Litigation and Regulatory Compliance

- Any conditions imposed in resolving, or any inability to resolve, our corporate warning letter or other FDA matters, as well as risks generally associated with our regulatory compliance and quality systems;
- Our ability to minimize or avoid future FDA warning letters or field actions relating to our products;
- The effect of our litigation; risk management practices, including self-insurance; and compliance activities on our loss contingencies, legal provision and cash flows;
- The impact of our stockholder derivative and class action, patent, product liability, contract and other litigation, governmental investigations and legal proceedings;
- The on-going, inherent risk of potential physician advisories or field actions related to medical devices;
- Costs associated with our on-going compliance and quality activities and sustaining organizations; and
- The impact of increased pressure on the availability and rate of third-party reimbursement for our products and procedures worldwide.

Innovation

- Our ability to complete planned clinical trials successfully, to obtain regulatory approvals and to develop and launch products on a timely basis within cost estimates, including the successful completion of in-process projects from purchased research and development;
- Our ability to manage research and development and other operating expenses consistent with our expected revenue growth;
- Our ability to develop next-generation products and technologies within our drug-eluting stent and CRM businesses, as well as our ability to develop products and technologies successfully in addition to these technologies;
- Our ability to fund and achieve benefits from our focus on internal research and development and external alliances as well as our ability to capitalize on opportunities across our businesses;
- Our failure to succeed at, or our decision to discontinue, any of our growth initiatives;
- Our ability to integrate the acquisitions and other alliances we have consummated, including Guidant;
- Our decision to exercise, or not to exercise, options to purchase certain companies with which we have alliances and our ability to fund with cash or common stock these and other acquisitions, or to fund contingent payments associated with these alliances;
- Our ability to prioritize our internal research and development project portfolio and our external investment portfolio to keep expenses in line with expected revenue levels, or our decision to sell, discontinue, write down or reduce the funding of certain of these projects;
- The timing, size and nature of strategic initiatives, market opportunities and research and development platforms available to us and the ultimate cost and success of these initiatives; and
- Our ability to successfully identify, develop and market new products or the ability of others to develop products or technologies that render our products or technologies noncompetitive or obsolete.

International Markets

- Dependency on international net sales to achieve growth;
- Risks associated with international operations, including compliance with local legal and regulatory requirements as well as changes in reimbursement practices and policies; and
- The potential effect of foreign currency fluctuations and interest rate fluctuations on our net sales, expenses and resulting margins.

Liquidity

- Our ability to generate sufficient cash flow to fund operations, capital expenditures, and strategic investments, as well as debt reduction over the next twelve months and beyond;
- Our ability to maintain positive operating cash flow in 2008 and to generate sufficient cash flow to effectively manage our debt levels and minimize the impact of interest rate fluctuations on our earnings and cash flows;
- Our ability to recover substantially all of our deferred tax assets;
- Our ability to access the public and private capital markets and to issue debt or equity securities on terms reasonably acceptable to us;
- Our ability to regain investment-grade credit ratings and to remain in compliance with our financial covenants; and

- Our ability to implement, fund, and achieve sustainable cost improvement measures, including our expense and head count reduction initiatives and restructuring program, that will better align operating expenses with expected revenue levels and reallocate resources to better support growth initiatives.

Other

- Risks associated with significant changes made or to be made to our organizational structure, or to the membership of our executive committee;
- Risks associated with our acquisition of Guidant, including, among other things, the indebtedness we have incurred and the integration costs and challenges we will continue to face;
- Our ability to retain our key employees and avoid business disruption and employee distraction as we execute our expense and head count reduction initiatives; and
- Our ability to maintain management focus on core business activities while also concentrating on resolving the corporate warning letter and implementing strategic initiatives, including expense and head count reductions and our restructuring program, in order to streamline our operations and reduce our debt obligations.

Several important factors, in addition to the specific factors discussed in connection with each forward-looking statement individually and the risk factors described in Item 1A under the heading "Risk Factors," could affect our future results and growth rates and could cause those results and rates to differ materially from those expressed in the forward-looking statements and the risk factors contained in this report. These additional factors include, among other things, future economic, competitive, reimbursement and regulatory conditions; new product introductions; demographic trends; intellectual property; financial market conditions; and future business decisions made by us and our competitors, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Therefore, we wish to caution each reader of this report to consider carefully these factors as well as the specific factors discussed with each forward-looking statement and risk factor in this report and as disclosed in our filings with the SEC. These factors, in some cases, have affected and in the future (together with other factors) could affect our ability to implement our business strategy and may cause actual results to differ materially from those contemplated by the statements expressed in this report.

ITEM 1A. RISK FACTORS

In addition to the other information contained in this Form 10-K and the exhibits hereto, the following risk factors should be considered carefully in evaluating our business. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This section contains forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements set forth at the end of Item 1 of this Form 10-K. Additional risks not presently known to us or that we currently deem immaterial may also adversely affect our business, financial condition or results of operations.

We derive a significant portion of our revenue from the sale of drug-eluting coronary stent systems and cardiac rhythm management (CRM) products. A decline in market size, a failure of market growth rates to return to historic levels, increased competition, supply interruption or product launch delays may materially adversely affect our results of operations, our financial position, including our goodwill balances, or financial condition.

Drug-eluting coronary stent revenues represented approximately 21 percent of our consolidated net sales during the year ended December 31, 2007. Our U.S. TAXUS® sales declined in 2007 relative to prior years, due in part to a decline in the U.S. market size attributable to recent uncertainty regarding the perceived risk of late stent thrombosis following the use of drug-eluting stents. Late stent thrombosis is the formation of a clot, or thrombus, within the stented area one year or more after implantation of the stent. In addition, a decline in the overall percutaneous coronary intervention market contributed to the decline in our TAXUS stent system sales in 2007. There can be no assurance that these concerns will be alleviated in the near term or that drug-eluting stent penetration rates or the size of the U.S. drug-eluting stent market will return to previous levels. In 2007, our TAXUS stent system and Johnson & Johnson's CYPHER® stent system were the only two drug-eluting stents available in the U.S. market. In February 2008, Medtronic received FDA approval for its Endeavor® drug-eluting stent system. We expect our share of the drug-eluting stent market, as well as unit prices, to continue to be adversely affected as additional significant competitors enter the drug-eluting stent market, including Abbott's anticipated launch of the XIENCE™ V everolimus-eluting stent system in the first half of 2008. Abbott currently sells its XIENCE V stent system in competition with us in certain international markets.

The manufacture of our TAXUS coronary stent system involves the integration of multiple technologies, critical components, raw materials and complex processes. Significant favorable or unfavorable changes in forecasted demand, as well as disruptions associated with our TAXUS stent manufacturing process, may impact our inventory levels. Variability in expected demand or the timing of the launch of next-generation products may result in excess or expired inventory positions and future inventory charges, which may adversely impact our results from operations. We share with Abbott rights to everolimus-eluting stent technology, including its XIENCE V everolimus-eluting stent program. As a result of our sharing arrangements, we are reliant on Abbott's regulatory and clinical activities and on their continued supply of both PROMUS™ everolimus-eluting stent systems and certain components utilized in our drug-eluting stent research and development programs. Delays in receipt of regulatory approvals for the XIENCE V stent system, receipt of insufficient quantities of the PROMUS stent system from Abbott, material nonacceptance of these stents in the marketplace, or disruption in our supply of components (including everolimus) for research and development could adversely affect our results of operations, as well as our ability to effectively differentiate ourselves from our competitors in the drug-eluting stent market as the leading competitor with two drug-eluting stent programs.

During 2007 and 2006, the operating and financial performance of our CRM business was adversely impacted by various ICD and pacemaker system field actions in the industry and a corresponding reduction in CRM market growth rates. The worldwide CRM market growth rate, including the growth rate of the U.S. ICD market, declined during 2007; these growth levels are below those experienced in recent years. The U.S. ICD market represents approximately 40 percent of the worldwide CRM market. There can be no assurance that the CRM market will return to its historical growth rate or that we will be able to regain CRM market share lost due to contraction of the market or increase net sales in a timely manner, if at all.

Because we derive a significant amount of our revenues from our cardiovascular businesses, changes in market or regulatory conditions that impact that business or our inability to develop non-cardiovascular products, could have a material adverse effect on our business, financial condition or results of operations.

During 2007, we derived approximately 79 percent of our net sales from our cardiovascular group, which includes our Interventional Cardiology, CRM and Cardiovascular businesses. As a result, our sales growth and profitability from our cardiovascular businesses may be limited by risks and uncertainties related to market or regulatory conditions that impact those businesses. If the worldwide CRM market and the U.S. ICD market do not return to their historical growth rates or we are unable to regain CRM market share or increase CRM net sales, it may adversely affect our business, financial condition or results of operations. Revenue from drug-eluting coronary stent systems represented approximately 24 percent of our consolidated net sales for 2007. If the decline in U.S. drug-eluting stent market penetration rates attributable to concerns regarding the perceived risk of late stent thrombosis following the use of drug-eluting stents or the declines in overall percutaneous coronary intervention volumes continue, there can be no assurance that the drug-eluting stent market will recover to previous levels, which may have a material adverse effect on our business. Similarly, our inability to develop products and technologies successfully in addition to our drug-eluting stent and CRM technologies could further expose us to fluctuations and uncertainties in these markets.

We may be unable to resolve issues related to our FDA warning letters in a timely manner, which could delay the production and sale of our products and have a material adverse impact on our business, financial condition and results of operations.

We are currently taking remedial action in response to certain deficiencies of our quality systems as cited by the FDA in its warning letters to us. On January 26, 2006, we received a corporate warning letter from the FDA notifying us of serious regulatory problems at three of our facilities and advising us that our corrective action plan relating to three site-specific warning letters issued to us in 2005 was inadequate. As stated in this FDA warning letter, the FDA may not grant our requests for exportation certificates to foreign governments or approve PMA applications for our class III devices to which the quality control or current good manufacturing practices deficiencies described in the letter are reasonably related until the deficiencies have been corrected. If we are unable to resolve the issues raised by the FDA in its warning letters to the satisfaction of the FDA on a timely basis, we may not be able to launch our new class III devices as planned, including the anticipated U.S. launch of our Taxus® Liberté® drug-eluting stent system, which may weaken our competitive position in the drug-eluting stent market.

In addition, in August 2007, we received a warning letter from the FDA regarding the conduct of clinical investigations associated with our TriVascular abdominal aortic aneurysm (AAA) program. We are taking corrective action and have made certain commitments to the FDA regarding the conduct of our clinical trials. We terminated the TriVascular AAA program in 2006 and do not believe the recent warning letter will have an impact on the timing of the resolution of our corporate warning letter.

We may face enforcement actions in connection with these FDA warning letters, including injunctive relief, consent decrees or civil fines. While we are working with the FDA to resolve these issues, this work has required and will continue to require the dedication of significant incremental internal and external resources and has resulted in adjustments to the product launch schedules of certain products and the decision to discontinue certain other product lines over time. There can be no assurances regarding the length of time or cost it will take us to resolve these issues to the satisfaction of the FDA. In addition, if our remedial actions are not satisfactory to the FDA, we may have to devote additional financial and human resources to our efforts and the FDA may take further regulatory actions against us including, but not limited to, seizing our product inventory, obtaining a court injunction against further marketing of our products, assessing civil monetary penalties or imposing a consent decree on us, which could result in further regulatory constraints, including the governance of our quality system by a third party. If we, or our manufacturers, fail to adhere to quality system regulations or ISO requirements, this could delay production of our products and lead to fines, difficulties in obtaining regulatory clearances, recalls or other consequences, which could, in turn, have a material adverse effect on our financial condition or results of operations.

We are subject to extensive medical device regulation, which may impede or hinder the approval process for our products and, in some cases, may not ultimately result in approval or may result in the recall or seizure of previously approved products.

Our products, development activities and manufacturing processes are subject to extensive and rigorous regulation by the FDA pursuant to the Federal Food, Drug, and Cosmetic Act (FDC Act), by comparable agencies in foreign countries, and by other regulatory agencies and governing bodies. Under the FDC Act, medical devices must receive FDA clearance or approval before they can be commercially marketed in the U.S. In addition, most major markets for medical devices outside the U.S. require clearance, approval or compliance with certain standards before a product can be commercially marketed. The process of obtaining marketing approval or clearance from the FDA for new products, or with respect to enhancements or modifications to existing products, could:

- take a significant period of time;
- require the expenditure of substantial resources;
- involve rigorous pre-clinical and clinical testing, as well as increased post-market surveillance requirements;
- require changes to the products; and
- result in limitations on the indicated uses of the products.

Countries around the world have recently adopted more stringent regulatory requirements that are expected to add to the delays and uncertainties associated with new product releases, as well as the clinical and regulatory costs of supporting those releases. Even after products have received marketing approval or clearance, product approvals and clearances by the FDA can be withdrawn due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial approval. There can be no assurance that we will receive the required clearances from the FDA for new products or modifications to existing products on a timely basis or that any FDA approval will not be subsequently withdrawn or conditioned upon extensive post-market study requirements.

In addition, regulations regarding the development, manufacture and sale of medical devices are subject to future change. We cannot predict what impact, if any, those changes might have on our business. Failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations. Later discovery of previously unknown problems with a product or manufacturer could result in fines, delays or suspensions of regulatory clearances, seizures or recalls of products, operating restrictions and/or criminal prosecution. The failure to receive product approval clearance on a timely basis, suspensions of regulatory clearances, seizures or recalls of products or the withdrawal of product approval by the FDA could have a material adverse effect on our business, financial condition or results of operations.

We may not meet regulatory quality standards applicable to our manufacturing and quality processes, which could have an adverse effect on our business, financial condition and results of operations.

As a medical device manufacturer, we are required to register with the FDA and are subject to periodic inspection by the FDA for compliance with its Quality System Regulation (QSR) requirements, which require manufacturers of medical devices to adhere to certain regulations, including testing, quality control and documentation procedures. In addition, the Federal Medical Device Reporting regulations require us to provide information to the FDA whenever there is evidence that reasonably suggests that a device may have caused or contributed to a death or serious injury or, if a malfunction were to occur, could cause or contribute to a death or serious injury. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through periodic inspections by the FDA. In the European Community, we are required to maintain certain ISO certifications in order to sell our products and must undergo periodic inspections by notified bodies to obtain and maintain these certifications.

Pending and future intellectual property litigation could be costly and disruptive to us.

We operate in an industry that is susceptible to significant intellectual property litigation and, in recent years, it has been common for companies in the medical device field to aggressively challenge the patent rights of other companies in order to prevent the marketing of new devices. We are currently the subject of various patent litigation proceedings and other proceedings described in more detail under *Item 3. Legal Proceedings.* Intellectual property litigation is expensive, complex and lengthy and its outcome is difficult to predict. Pending or future patent litigation may result in significant royalty or other payments or injunctions that can prevent the sale of products and may significantly divert the attention of our technical and management personnel. In the event that our right to market any of our products is successfully challenged, and if we fail to obtain a required license or are unable to design around a patent, our business, financial condition or results of operations could be materially adversely affected.

We may not effectively be able to protect our intellectual property rights, which could have an adverse effect on our business, financial condition or results of operations.

The medical device market in which we primarily participate is in large part technology driven. Physician customers, particularly in interventional cardiology, have historically moved quickly to new products and new technologies. As a result, intellectual property rights, particularly patents and trade secrets, play a significant role in product development and differentiation. However, intellectual property litigation to defend or create market advantage is inherently complex and unpredictable. Furthermore, appellate courts frequently overturn lower court patent decisions.

In addition, competing parties frequently file multiple suits to leverage patent portfolios across product lines, technologies and geographies and to balance risk and exposure between the parties. In some cases, several competitors are parties in the same proceeding, or in a series of related proceedings, or litigate multiple features of a single class of devices. These forces frequently drive settlement not only of individual cases, but also of a series of pending and potentially related and unrelated cases. In addition, although monetary and injunctive relief is typically sought, remedies and restitution are generally not determined until the conclusion of the proceedings and are frequently modified on appeal. Accordingly, the outcomes of individual cases are difficult to time, predict or quantify and are often dependent upon the outcomes of other cases in other geographies.

Several third parties have asserted that our current and former stent systems or other products infringe patents owned or licensed by them. We have similarly asserted that stent systems or other products sold by our competitors infringe patents owned or licensed by us. Adverse outcomes in one or more of these proceedings against us could limit our ability to sell certain stent products in certain jurisdictions, or reduce our operating margin on the sale of these products. In addition, damage awards related to historical sales could be material.

Patents and other proprietary rights are and will continue to be essential to our business, and our ability to compete effectively with other companies will be dependent upon the proprietary nature of our technologies. We rely upon trade secrets, know-how, continuing technological innovations, strategic alliances and licensing opportunities to develop, maintain and strengthen our competitive position. We pursue a policy of generally obtaining patent protection in both the U.S. and abroad for patentable subject matter in our proprietary devices and attempt to review third-party patents and patent applications to the extent publicly available in order to develop an effective patent strategy, avoid infringement of third-party patents, identify licensing opportunities and monitor the patent claims of others. We currently own numerous U.S. and foreign patents and have numerous patent applications pending. We also are party to various license agreements pursuant to which patent rights have been obtained or granted in consideration for cash, cross-licensing rights or royalty payments. No assurance can be made that any pending or future patent applications will result in the issuance of patents, that any current or future patents issued to, or licensed by, us will not be challenged or circumvented by our competitors, or that our patents will not be found invalid.

In addition, we may have to take legal action in the future to protect our patents, trade secrets or know-how or to assert them against claimed infringement by others. Any legal action of that type could be costly and time consuming and no assurances can be made that any lawsuit will be successful. We are generally involved as both a plaintiff and a defendant in a number of patent infringement and other intellectual property-related actions. We are involved in numerous patent-related claims with our competitors, including Johnson & Johnson and Medtronic, Inc.

The invalidation of key patents or proprietary rights that we own, or an unsuccessful outcome in lawsuits to protect our intellectual property, could have a material adverse effect on our business, financial position or results of operations.

Pending and future product liability claims and other litigation, including private securities litigation, shareholder derivative suits and contract litigation, may adversely affect our business, reputation and ability to attract and retain customers.

The design, manufacture and marketing of medical devices of the types that we produce entail an inherent risk of product liability claims. Many of the medical devices that we manufacture and sell are designed to be implanted in the human body for long periods of time or indefinitely. A number of factors could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products that we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. These factors could result in product liability claims, a recall of one or more of our products or a safety alert relating to one or more of our products. Product liability claims may be brought by individuals or by groups seeking to represent a class.

We are currently the subject of numerous product liability claims and other litigation, including private securities litigation and shareholder derivative suits including, but not limited to, the claims and litigation described under *Item 3. Legal Proceedings.* Our efforts to settle product liability cases, including Guidant litigation, may not be successful.

The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, including not only actual damages, but also punitive damages. The magnitude of the potential losses relating to these lawsuits may remain unknown for substantial periods of time. In addition, the cost to defend against any future litigation may be significant. Further, we are substantially self-insured with respect to general and product liability claims. We maintain insurance policies providing limited coverage against securities claims. The absence of significant third-party insurance coverage increases our potential exposure to unanticipated claims and adverse decisions. Product liability claims, product recalls, securities litigation and other litigation in the future, regardless of their outcome, could have a material adverse effect on our financial position, results of operations or liquidity.

We may not be successful in our strategic acquisitions of, investments in or alliances with, other companies and businesses, which have been a significant source of historical growth for us.

Our strategic acquisitions, investments and alliances are intended to further expand our ability to offer customers effective, high quality medical devices that satisfy their interventional needs. Many of these alliances involve equity investments and some give us the option to acquire the other company or assets of the other company in the future. If we are unsuccessful in our acquisitions, investments and alliances, we may be unable to continue to grow our business significantly or may record asset impairment charges in the future. These acquisitions, investments and alliances have been significant sources of growth for us. The success of any acquisition, investment or alliance that we may undertake will depend on a number of factors, including:

- our ability to identify suitable opportunities for acquisition, investment or alliance, if at all;
- our ability to finance any future acquisition, investment or alliance on terms acceptable to us, if at all;
- whether we are able to establish an acquisition, investment or alliance on terms that are satisfactory to us, if at all;
- the strength of the other companies' underlying technology and ability to execute;
- intellectual property and litigation related to these technologies; and
- our ability to successfully integrate the acquired company or business with our existing business, including the ability to adequately fund acquired in-process research and development projects.

If we are unsuccessful in our acquisitions, investments and alliances, we may be unable to continue to grow our business significantly or may record asset impairment charges in the future.

We may not realize the expected benefits from our expense reduction measures; our long-term expense reduction programs may result in an increase in short-term expense; and our head count reductions may lead to additional unintended consequences.

As part of our efforts to reduce expenses, improve our operating cost structure and better position ourselves competitively, we are implementing several expense reduction measures. These cost reduction initiatives include cost improvement measures designed to better align operating expenses with expected revenue levels, resource reallocations, head count reductions, the sale of certain non-strategic assets and efforts to streamline our business, among other actions. These measures could yield unintended consequences, such as distraction of our management and employees, business disruption, attrition beyond our planned reduction in workforce and reduced employee productivity. We may be unable to attract or retain key personnel. Attrition beyond our planned reduction in workforce or a material decrease in employee morale or productivity could negatively affect our business, financial condition and results of operations. In addition, our head count reductions may subject us to the risk of litigation, which could result in substantial cost. Moreover, our expense reduction programs could result in current period charges and expenses that could impact our operating results. We cannot guarantee that these measures, or other expense reduction measures we take in the future, will result in the expected cost savings.

We have decided to divest certain non-strategic assets. These divestitures could pose significant risks and may materially adversely affect our business, financial condition and operating results.

We have divested certain non-strategic assets, including our Auditory, Cardiac Surgery, Vascular Surgery, Fluid Management and Venous Access businesses, and continue to seek to identify other non-strategic assets for sale. Divestitures of businesses may involve a number of risks, including the diversion of management and employee attention, significant costs and expenses, the loss of customer relationships, revenues and earnings associated with the divested business, and the disruption of operations in the affected business. In addition, divestitures involve significant post-closing separation activities through transition service arrangements, which could involve the expenditure of significant financial and employee resources and under which we will be reliant on third parties for the provision of significant services. Our inability to effectively consummate identified divestitures or manage the post-separation transition arrangements could adversely affect our business, financial condition and results of operations.

We incurred substantial indebtedness in connection with our acquisition of Guidant and if we are unable to manage our debt levels, it could have an adverse effect on our financial condition or results of operations.

We had total debt of $8.189 billion at December 31, 2007, attributable in large part to our acquisition of Guidant. We will be required to use a significant portion of our operating cash flows to reduce our outstanding debt obligations over the next several years. We are examining all of our operations in order to identify cost improvement measures that will better align operating expenses with expected revenue levels and cash flows, and have decided to sell certain non-strategic assets and have implemented other strategic initiatives to generate proceeds that would be available for debt repayment. There can be no assurance that these initiatives will be effective in reducing expenses sufficiently to enable us to repay our indebtedness. Our term loan and revolving credit facility agreement contains financial covenants that require us to maintain specified financial ratios. If we are unable to maintain these covenants, we may be required to obtain waivers from our lenders and no assurance can be made that our lenders would grant such waivers on favorable terms or at all.

Our credit ratings are currently below investment grade, which could have an adverse impact on our ability to borrow funds or issue debt securities in the public capital markets.

During the third quarter of 2007, our credit ratings from Standard & Poor's Rating Services and Fitch Ratings were downgraded to BB+, and our credit rating from Moody's Investor Service was downgraded to Ba1. All of these are below investment grade ratings and the ratings outlook by all three rating agencies is currently negative. These credit rating changes and our inability to regain investment grade credit ratings could increase the cost of borrowing funds in the future on terms reasonably acceptable to us.

Our future growth is dependent upon the development of new products, which requires significant research and development, clinical trials and regulatory approvals, all of which are very expensive and time-consuming and may not result in a commercially viable product.

In order to develop new products and improve current product offerings, we focus our research and development programs largely on the development of next-generation and novel technology offerings across multiple programs and divisions, particularly in our drug-eluting stent and CRM programs. We expect to launch our TAXUS® Liberté® coronary stent system in the U.S. in the second half of 2008, subject to regulatory approval. In addition, we expect to continue to invest in our CRM technologies, including our LATITUDE® Patient Management System and our next-generation CRM pulse generator platform. If we are unable to develop and launch these and other products as anticipated, our ability to maintain or expand our market position in the drug-eluting stent and CRM markets may be materially adversely impacted.

Further, we expect to invest selectively in areas outside of drug-eluting stent and CRM technologies. There can be no assurance that these or other technologies will achieve technological feasibility, obtain regulatory approval or gain market acceptance. A delay in the development or approval of these technologies or our decision to reduce funding of these projects may adversely impact the contribution of these technologies to our future growth.

As a part of the regulatory process of obtaining marketing clearance from the FDA for new products, we conduct and participate in numerous clinical trials with a variety of study designs, patient populations and trial endpoints. Unfavorable or inconsistent clinical data from existing or future clinical trials conducted by us, by our competitors or by third parties, or the market's perception of this clinical data, may adversely impact our ability to obtain product approvals from the FDA, our position in, and share of, the markets in which we participate and our business, financial condition, results of operations or future prospects.

We face intense competition and may not be able to keep pace with the rapid technological changes in the medical devices industry, which could have an adverse effect on our business, financial condition or results of operations.

The medical device market is highly competitive. We encounter significant competition across our product lines and in each market in which our products are sold from various medical device companies, some of which may have greater financial and marketing resources than we do. Our primary competitors have historically included Johnson & Johnson (including its subsidiary, Cordis Corporation) and Medtronic, Inc. (including its subsidiary, Medtronic AVE, Inc.). Through our acquisition of Guidant, Abbott has become a primary competitor of ours in the interventional cardiology market and we now compete with St. Jude Medical, Inc. in the CRM and neuromodulation markets. In addition, we face competition from a wide range of companies that sell a single or a limited number of competitive products or which participate in only a specific market segment, as well as from non-medical device companies, including pharmaceutical companies, which may offer alternative therapies for disease states intended to be treated using our products.

Additionally, the medical device market is characterized by extensive research and development, and rapid technological change. Developments by other companies of new or improved products, processes or technologies, in particular in the drug-eluting stent and CRM markets, may make our products or proposed products obsolete or less competitive and may negatively impact our revenues. We are required to devote continued efforts and financial resources to develop or acquire scientifically advanced technologies and products, apply our technologies cost-effectively across product lines and markets, attract and retain skilled development personnel, obtain patent and other protection for our technologies and products, obtain required regulatory and reimbursement approvals and successfully manufacture and market our products consistent with our quality standards. If we fail to develop new products or enhance existing products, it could have a material adverse effect on our business, financial condition or results of operations.

Because we derive a significant amount of our revenues from international operations and a significant percentage of our future growth is expected to come from international operations, changes in international economic or regulatory conditions could have a material impact on our business, financial condition or results of operations.

Sales outside the U.S. accounted for approximately 41 percent of our net sales in 2007. Additionally, a significant percentage of our future growth is expected to come from international operations. As a result, our sales growth and profitability from our international operations may be limited by risks and uncertainties related to economic conditions in these regions, foreign currency fluctuations, exchange rate fluctuations, regulatory and reimbursement approvals, competitive offerings, infrastructure development, rights to intellectual property and our ability to implement our overall business strategy. Further, international markets are also being affected by economic pressure to contain reimbursement levels and healthcare costs. The trend in countries around the world, including Japan, toward more stringent regulatory requirements for product clearance, changing reimbursement models and more rigorous inspection and enforcement activities has generally caused or may cause medical device manufacturers to experience more uncertainty, delay, risk and expense. In addition, most international jurisdictions have adopted regulatory approval and periodic renewal requirements for medical devices, and we must comply with these requirements in order to market our products in these jurisdictions. Further, some emerging markets rely on the FDA's Certificate for Foreign Government (CFG) in lieu of their own regulatory approval requirements. Our FDA corporate warning letter prevents our ability to obtain CFGs; therefore, our ability to market new products or renew marketing approvals in countries that rely on CFGs will continue to be impacted until the corporate warning letter is revolved. Any significant changes in the competitive, political, legal, regulatory, reimbursement or economic environment where we conduct international operations may have a material impact on our business, financial condition or results of operations.

Healthcare cost containment pressures and legislative or administrative reforms resulting in restrictive reimbursement practices of third-party payors or preferences for alternate therapies could decrease the demand for our products, the prices which customers are willing to pay for those products and the number of procedures performed using our devices, which could have an adverse effect on our business, financial condition or results of operations.

Our products are purchased principally by hospitals, physicians and other healthcare providers around the world that typically bill various third-party payors, including governmental programs (e.g., Medicare and Medicaid), private insurance plans and managed care programs, for the healthcare services provided to their patients. The ability of customers to obtain appropriate reimbursement for their products and services from private and governmental third-party payors is critical to the success of medical technology companies. The availability of reimbursement affects which products customers purchase and the prices they are willing to pay. Reimbursement varies from country to country and can significantly impact the acceptance of new products and services. After we develop a promising new product, we may find limited demand for the product unless reimbursement approval is obtained from private and governmental third-party payors. Further legislative or administrative reforms to the reimbursement systems in the U.S., Japan, or other international countries in a manner that significantly reduces reimbursement for procedures using our medical devices or denies coverage for those procedures could have a material adverse effect on our business, financial condition or results of operations.

Major third-party payors for hospital services in the U.S. and abroad continue to work to contain healthcare costs. The introduction of cost containment incentives, combined with closer scrutiny of healthcare expenditures by both private health insurers and employers, has resulted in increased discounts and contractual adjustments to hospital charges for services performed and has shifted services between inpatient and outpatient settings. Initiatives to limit the increase of healthcare costs, including price regulation, are also underway in several countries in which we do business. Hospitals or physicians may respond to these cost-containment pressures by substituting lower cost products or other therapies for our products. In light of Guidant's product recalls, third-party payors may seek claims and further recourse against us for the recalled defibrillator and pacemaker systems for which Guidant had previously received reimbursement.

Consolidation in the healthcare industry could lead to demands for price concessions or the exclusion of some suppliers from certain of our significant market segments, which could have an adverse effect on our business, financial condition or results of operations.

The cost of healthcare has risen significantly over the past decade and numerous initiatives and reforms initiated by legislators, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry, including hospitals. This in turn has resulted in greater pricing pressures and the exclusion of certain suppliers from important market segments as group purchasing organizations, independent delivery networks and large single accounts continue to consolidate purchasing decisions for some of our hospital customers. We expect that market demand, government regulation, third-party reimbursement policies, government contracting requirements, and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers and competitors, which may reduce competition, exert further downward pressure on the prices of our products and may adversely impact our business, financial condition or results of operations.

We rely on external manufacturers to supply us with materials and components used in our products and any disruption of such sources of supply could adversely impact our production efforts.

We vertically integrate operations where integration provides significant cost, supply or quality benefits. However, we purchase many of the materials and components used in manufacturing our products, some of which are custom made. Certain supplies are purchased from single-sources due to quality considerations, costs or constraints resulting from regulatory requirements. We may not be able to establish additional or replacement suppliers for certain components or materials in a timely manner largely due to the complex nature of our and many of our suppliers' manufacturing processes. Production issues, including capacity constraint; quality issues affecting us or our suppliers; an inability to develop and validate alternative sources if required; or a significant increase in the price of materials or components could adversely affect our operations and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments that were received from the SEC staff 180 days or more before the end of our fiscal year relating to our periodic or current reports under the Securities Exchange Act of 1934.

ITEM 2. PROPERTIES

Our world headquarters are located in Natick, Massachusetts. We have regional headquarters located in Tokyo, Japan and Paris, France. As of December 31, 2007, our manufacturing, research, distribution and other key facilities totaled more than 10 million square feet, of which more than seven million square feet were owned by us and the balance under lease arrangements. As of December 31, 2007, our principal manufacturing and technology centers were located in Massachusetts, Indiana, Minnesota, New Jersey, Florida, California, New York, Utah, Washington, Puerto Rico, Ireland, Costa Rica and Japan, and our principal distribution centers were located in Massachusetts, The Netherlands and Japan. As of December 31, 2007, we maintained 37 manufacturing, distribution and technology centers, 26 in the U.S., one in Puerto Rico, five in Ireland, one in Costa Rica, two in The Netherlands and two in Japan. Many of these facilities produce and manufacture products for more than one of our divisions and include research facilities. In addition, we share a training facility in Brussels, Belgium with Abbott and are currently building our own international training institute in Paris, France, which is scheduled to open in the first half of 2008. The following is a summary of our facilities (in square feet):

	Total Space	Owned	Leased
Domestic	8,006,000	5,912,000	2,094,000
Foreign	2,769,000	1,386,000	1,383,000
Total	**10,775,000**	**7,298,000**	**3,477,000**

ITEM 3. LEGAL PROCEEDINGS

See *Note L—Commitments and Contingencies* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the New York Stock Exchange (NYSE) under the symbol "BSX." Our annual CEO certification for the previous year has been submitted to the NYSE.

The following table provides the market range for our common stock for each of the last eight quarters based on reported sales prices on the NYSE.

	High	Low
2007		
First Quarter	$18.59	$14.22
Second Quarter	16.67	14.59
Third Quarter	15.72	12.16
Fourth Quarter	15.03	11.47
2006		
First Quarter	$26.48	$20.90
Second Quarter	23.30	16.65
Third Quarter	17.75	14.77
Fourth Quarter	17.18	14.65

We have not paid a cash dividend during the past two years. We currently do not intend to pay dividends, and intend to retain all of our earnings to repay indebtedness and invest in the continued growth of our business. We may consider declaring and paying a dividend in the future; however, there can be no assurance that we will do so.

At February 20, 2008, there were 15,182 record holders of our common stock.

The closing price of our common stock on February 20, 2008 was $12.61.

We did not repurchase any of our common stock in 2007 or 2006. We repurchased approximately 25 million shares of our common stock at an aggregate cost of $734 million in 2005. There are approximately 37 million remaining shares authorized for purchase under our share repurchase program. We currently do not anticipate material repurchases in 2008.

Stock Performance Graph

The graph below compares the five-year total return to stockholders on our common stock with the return of the Standard & Poor's 500 Stock Index and the Standard & Poor's Healthcare Equipment Index. The graph assumes $100 was invested in our common stock and in each of the named indices on January 1, 2003, and that all dividends were reinvested.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Boston Scientific Corporation, The S & P 500 Index
And The S & P Health Care Equipment Index
Dollar Value
$250
$200
$150
$100
$50
$0
12/02
12/03
12/04
12/05
12/06
12/07
Date
Boston Scientific Corporation
S & P 500
S & P Health Care Equipment

ITEM 6. SELECTED FINANCIAL DATA

FIVE-YEAR SELECTED FINANCIAL DATA

(in millions, except per share data)

Operating Data

Year Ended December 31,	2007	2006	2005	2004	2003
Net sales	$ 8,357	$ 7,821	$6,283	$5,624	$3,476
Gross profit	6,015	5,614	4,897	4,332	2,515
Selling, general and administrative expenses	2,909	2,675	1,814	1,742	1,171
Research and development expenses	1,091	1,008	680	569	452
Royalty expense	202	231	227	195	54
Amortization expense	641	530	152	112	89
Purchased research and development	85	4,119	276	65	37
Restructuring charges	176				
Litigation-related charges	365		780	75	15
Loss on assets held for sale	560				
Total operating expenses	6,029	8,563	3,929	2,758	1,818
Operating (loss) income	(14)	(2,949)	968	1,574	697
(Loss) income before income taxes	(569)	(3,535)	891	1,494	643
Net (loss) income	(495)	(3,577)	628	1,062	472
Net (loss) income per common share					
Basic	$ (0.33)	$ (2.81)	$ 0.76	$ 1.27	$ 0.57
Assuming dilution	$ (0.33)	$ (2.81)	$ 0.75	$ 1.24	$ 0.56
Weighted-average shares outstanding—basic	1,486.9	1,273.7	825.8	838.2	821.0
Weighted-average shares outstanding—assuming dilution	1,486.9	1,273.7	837.6	857.7	845.4

Balance Sheet Data

Year Ended December 31,	2007	2006	2005	2004	2003
Cash, cash equivalents and marketable securities	$ 1,452	$ 1,668	$ 848	$1,640	$ 752
Working capital*	2,671	3,399	1,152	684	487
Total assets	31,197	30,882	8,196	8,170	5,699
Borrowings (long-term and short-term)	8,189	8,902	2,020	2,367	1,725
Stockholders' equity	15,097	15,298	4,282	4,025	2,862
Book value per common share	$ 10.12	$ 10.37	$ 5.22	$ 4.82	$ 3.46

* In 2007, certain assets and liabilities were reclassified to "Assets held for sale" and "Liabilities associated with assets held for sale" captions in our consolidated balance sheets. These assets and liabilities are labeled as 'current' to give effect to the short term nature of those assets and liabilities that were divested in the first quarter of 2008 in connection with the sale certain of our businesses. We have reclassified 2006 balances for comparative purposes, both on the face of the consolidated balance sheets, and in the working capital metric above. We have not restated working capital for 2005 or prior periods, as we did not have assets and liabilities held for sale prior to 2006, nor are they presented on the face of the consolidated balance sheets.

We paid a two-for-one stock split in the form of a 100 percent stock dividend on November 5, 2003. All information above pertaining to 2003 above has been restated to reflect the stock split.

See also the notes to our consolidated financial statements included in Item 8.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Boston Scientific Corporation is a worldwide developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties. Our mission is to improve the quality of patient care and the productivity of healthcare delivery through the development and advocacy of less-invasive medical devices and procedures. We accomplish this mission through the continuing refinement of existing products and procedures and the investigation and development of new technologies that can reduce risk, trauma, cost, procedure time and the need for aftercare. Our approach to innovation combines internally developed products and technologies with those we obtain externally through our acquisitions and alliances. The growth and success of our organization is dependent upon the shared values of our people. Our quality policy, applicable to all employees, is "I improve the quality of patient care and all things Boston Scientific." This personal commitment connects our people with the vision and mission of Boston Scientific.

Our management's discussion and analysis (MD&A) begins with an executive summary that outlines financial highlights of 2007 and identifies key trends that impacted operating results during the year. We supplement this summary with an in-depth look at the major issues we believe are most relevant to our current and future prospects. We follow this discussion with an examination of the material changes in our operating results for 2007 as compared to 2006 and for 2006 as compared to 2005. We then provide an examination of liquidity, focusing primarily on material changes in our operating, investing and financing cash flows, as depicted in our consolidated statements of cash flows included in Item 8 of this Form 10-K, and the trends underlying these changes. Finally, the MD&A provides information on our critical accounting policies.

On April 21, 2006, we consummated our acquisition of Guidant Corporation. With this acquisition, we have become a major provider in the $10 billion global Cardiac Rhythm Management (CRM) market, enhancing our overall competitive position and long-term growth potential, and further diversifying our product portfolio. The acquisition has established us as one of the world's largest cardiovascular device companies and a global leader in microelectronic therapies. As a result of the acquisition, we now manufacture a variety of implantable devices that monitor the heart and deliver electricity to treat cardiac abnormalities, including tachycardia (abnormally fast or chaotic heart rhythms), bradycardia (slow or irregular heart rhythms), and heart failure (the heart's inability to pump effectively). These devices include implantable cardioverter defibrillator (ICD) and pacemaker systems. In addition, we acquired Guidant's Cardiac Surgery business, which produces cardiac surgery systems to perform cardiac surgical ablation, endoscopic vessel harvesting and clampless beating-heart bypass surgery. We divested the Cardiac Surgery business in a separate transaction in 2008; see *Strategic Initiatives* within the *Executive Summary* that follows for more information on this and our other business divestitures. We also now share certain drug-eluting technology with Abbott Laboratories, which gives us access to a second drug-eluting stent program, and complements our TAXUS® stent system program. See *Note C—Acquisitions* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for further details on the Guidant acquisition and Abbott transaction.

Our operating results for the year ended December 31, 2007 include a full year of results of our CRM and Cardiac Surgery businesses that we acquired from Guidant. Our operating results for the year ended December 31, 2006 include the results of the CRM and Cardiac Surgery businesses beginning on the date of acquisition. We have included supplemental pro forma financial information in *Note C—Acquisitions* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K, which gives effect to the acquisition as though it had occurred at the beginning of 2006 and 2005.

Executive Summary

Financial Highlights and Trends

Our net sales in 2007 increased to $8.357 billion from $7.821 billion in 2006, an increase of $536 million or 7 percent. Our reported net loss for 2007 was $495 million, or $0.33 per diluted share, on approximately 1.5 billion weighted-average shares outstanding, as compared to a net loss for 2006 of $3.577 billion, or $2.81 per diluted share, on approximately 1.3 billion weighted-average shares outstanding. Our reported results included acquisition-, divestiture-, litigation- and restructuring-related charges[2] (after tax) of $1.092 billion, or $0.73 per diluted

[2] In 2007, these charges (after-tax) include: a $553 million charge associated with the write-down of goodwill in connection with business divestitures; a $294 million charge associated with on-going patent litigation; $131 million of restructuring-related charges associated with our expense and head count reduction initiatives; an $84 million charge for in-process research and development costs; and $30 million in charges related to our 2006 acquisition of Guidant. In 2006, these charges included: $4.477 billion in purchase price adjustments related to Guidant, associated primarily with a $4.169 billion charge for in-process research and development costs and a $169 million charge for the step-up value of Guidant inventory sold; $143 million in other costs related primarily to the Guidant acquisition; and a $54 million credit resulting primarily from the reversal of accrued contingent payments due to the cancellation of the abdominal aortic aneurysm (AAA) program that we obtained as part of our acquisition of TriVascular, Inc.

share in 2007, as compared to acquisition-related charges (after tax) of $4.566 billion, or $3.58 per diluted share, in 2006. Cash provided by operating activities was $934 million in 2007 as compared to $1.845 billion in 2006.

The increase in our net sales for 2007 was driven primarily by our 2006 acquisition of Guidant. Worldwide sales of our CRM business increased to $2.124 billion from $1.371 billion in 2006, an increase of $753 million or 55 percent, on an as reported basis. On a pro forma basis, including the acquired CRM business for the entire year in 2006, CRM revenue increased $98 million, or five percent. The increase was a result of growth in the size of the worldwide markets for both ICD and pacemaker systems. We estimate that the size of the combined worldwide CRM market increased six percent in 2007, as compared to 2006.

Partially offsetting increases in sales of our CRM products was a decrease in our coronary stent system sales. Worldwide sales of our coronary stent systems in 2007 were $2.027 billion, as compared to $2.506 billion in 2006, a decrease of $479 million or 19 percent. The deterioration was driven by decreases in sales of our drug-eluting coronary stent systems, attributable primarily to a decline in the worldwide drug-eluting stent market size. Uncertainty regarding the perceived risk of late stent thrombosis[3] following the use of drug-eluting stents has resulted in lower procedural volumes and contributed to the overall decline. During 2007, we successfully launched our TAXUS® Express²™ drug-eluting coronary stent system in Japan, and have achieved a leadership position within the worldwide drug-eluting stent market.

During 2007, worldwide sales from our Endosurgery businesses increased to $1.479 billion from $1.346 billion in 2006, an increase of 10 percent. Further, our Neuromodulation business generated $317 million in net sales during 2007, as compared to $234 million in 2006, an increase of 36 percent.

At December 31, 2007, we had total debt of $8.189 billion, cash and cash equivalents of $1.452 billion and working capital of $2.671 billion. During 2007, we prepaid $750 million of debt and prepaid an additional $200 million in January 2008. We expect to make a further payment of $425 million before the end of the first quarter of 2008 and expect to continue to use a significant portion of our future operating cash flows over the next several years to reduce our debt obligations.

[3] Late stent thrombosis is the formation of a clot, or thrombus, within the stented area one year or more after implantation of the stent.

Strategic Initiatives

In 2007, we announced several new initiatives designed to enhance short- and long-term shareholder value, including the restructuring of several of our businesses and the sale of five non-strategic businesses, as well as significant expense and head count reductions. Our goal is to better align expenses with revenues, while preserving our ability to make needed investments in quality, research and development (R&D), capital and our people that are essential to our long-term success. We expect these initiatives to help provide better focus on our core businesses and priorities, which will strengthen Boston Scientific for the future and position us for increased, sustainable and profitable sales growth. Our plan is to reduce R&D and selling, general and administrative (SG&A) expenses by $475 million to $525 million against a $4.1 billion baseline, which represented our estimated annual R&D and SG&A expenses at the time we committed to these initiatives in 2007. This range represents the annualized run rate amount of reductions we expect to achieve as we exit 2008, as the implementation of these initiatives will take place throughout the year; however, we expect to realize the majority of these savings in 2008. In addition, we expect to reduce our R&D and SG&A expenses by an additional $25 million to $50 million in 2009.

Restructuring

In October 2007, our Board of Directors approved an expense and head count reduction plan, which we expect will result in the elimination of approximately 2,300 positions worldwide. We are providing affected employees with severance packages, outplacement services and other appropriate assistance and support. The plan is intended to bring expenses in line with revenues as a part of our initiatives to enhance short- and long-term shareholder value. We initiated activities under the plan in the fourth quarter of 2007 and expect to complete substantially all of these activities worldwide by the end of 2008. As of December 31, 2007, we had completed more than half of the anticipated head count reductions. The plan also provides for the restructuring of several businesses and product franchises in order to leverage resources, strengthen competitive positions, and create a more simplified and efficient business model. We expect that the execution of this plan will result in total costs of approximately $425 million to $450 million. We recorded $205 million of these costs in the fourth quarter of 2007, and expect to record the remainder throughout 2008 and into 2009. We are recording these costs primarily as restructuring charges, with a portion recorded through other lines within our consolidated statements of operations. Refer to *Results of Operations* and

Note G—Restructuring to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for more information on these initiatives.

Divestitures

During 2007, we determined that our Auditory, Vascular Surgery, Cardiac Surgery, Venous Access and Fluid Management businesses were no longer strategic to our ongoing operations. Therefore, we initiated the process of selling these businesses in 2007, and completed the sale of these businesses in 2008, as discussed below. We received gross proceeds of approximately $1.3 billion from these divestitures, and estimate future tax payments of approximately $350 million associated with these transactions. The combined 2007 revenues generated from these businesses was $553 million, or seven percent of our net sales. Approximately 2,000 positions were eliminated in connection with our business divestitures.

In January 2008, we completed the sale of a controlling interest in our Auditory business and drug pump development program to entities affiliated with the principal former shareholders of Advanced Bionics Corporation for an aggregate payment of $150 million. In connection with the sale, we recorded a loss of $367 million (pre-tax) in 2007, attributable primarily to the write-down of goodwill.

In January 2008, we completed the sale of our Cardiac Surgery and Vascular Surgery businesses for $750 million in cash. In connection with the sale, we recorded a loss of $193 million (pre-tax) in 2007, attributable primarily to the write-down of goodwill. In addition, we expect to record a tax expense of approximately $50 million in the first quarter of 2008 in connection with the closing of the transaction.

In February 2008, we completed the sale of our Fluid Management business and our Venous Access franchise, previously part of our Oncology business, for $425 million in cash. We expect to record a pre-tax gain of approximately $230 million during the first quarter of 2008 associated with this transaction.

Refer to *Note E—Assets Held for Sale* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for more information regarding these transactions.

In March 2007, we announced our intent to explore the benefits that could be gained from operating our Endosurgery group as a separately traded public company that would become a majority-owned subsidiary of Boston Scientific. In July 2007, we completed our exploration of an IPO of a minority interest in our Endosurgery group and determined that the group will remain wholly owned by Boston Scientific.

Monetization of Investments

During the second quarter of 2007, we announced our decision to monetize the majority of our investment portfolio in order to eliminate investments determined to be non-strategic. Following this decision, in 2007, we monetized several of our investments in, and notes receivable from, certain publicly traded and privately held companies. We received total gross proceeds of $243 million in 2007 from the sale of investments and collections of notes receivable. We intend to monetize the rest of our non-strategic portfolio investments over the next several quarters. The total carrying value of our portfolio of equity investments and notes receivable was $378 million as of December 31, 2007. We believe that the fair value of our individual investments and notes receivable equals or exceeds their carrying values as of December 31, 2007; however, we could recognize losses as we monetize these investments depending on the market conditions for these investments at the time of sale and the net proceeds we ultimately receive. Refer to our *Other, net* discussion and *Note F—Investments and Notes Receivable* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for more information on our investment portfolio and activity.

FDA Warning Letters

In December 2005, Guidant received an FDA warning letter citing certain deficiencies with respect to its manufacturing quality systems and record-keeping procedures in its CRM facility in St. Paul, Minnesota. In April 2007, following FDA reinspections of our CRM facilities, we resolved the warning letter and all associated restrictions were removed.

In January 2006, legacy Boston Scientific received a corporate warning letter from the FDA notifying us of serious regulatory problems at three of our facilities and advising us that our corporate-wide corrective action plan relating to three site-specific warning letters issued to us in 2005 was inadequate. In order to strengthen our corporate-wide quality controls, we launched Project Horizon, which has resulted in significant incremental spending on and the reallocation of internal employee and management resources to quality initiatives. It has also resulted in adjustments to the launch schedules of certain products and the decision to discontinue certain other product lines over time.

We believe we have identified solutions to the quality system issues cited by the FDA and continue to make progress in transitioning our organization to implement those solutions. We engaged a third party to audit our enhanced quality systems in order to assess our corporate-wide compliance prior to reinspection by the FDA. We completed substantially all of these third-party audits during 2007 and, in February 2008, the FDA commenced its reinspection of certain of our facilities. We believe that these reinspections represent a critical step toward the resolution of the corporate warning letter.

In addition, in August 2007, we received a warning letter from the FDA regarding the conduct of clinical investigations associated with our TriVascular AAA program. We are taking corrective action and have made certain commitments to the FDA regarding the conduct of our clinical trials. We terminated the TriVascular AAA program in 2006 and do not believe this warning letter will have an impact on the timing of the resolution of our corporate warning letter.

There can be no assurances regarding the length of time or cost it will take us to resolve these quality issues to our satisfaction and to the satisfaction of the FDA. Our inability to resolve these quality issues in a timely manner may further delay product launch schedules, including the anticipated U.S. launch of our next-generation drug-eluting stent system, the TAXUS® Liberté®, which may weaken our competitive position in the market. If our remedial actions are not satisfactory to the FDA, we may need to devote additional financial and human resources to our efforts, and the FDA may take further regulatory actions.

Outlook

Coronary Stent Business

Coronary stent revenue represented approximately 24 percent of our consolidated net sales for 2007, as compared to 32 percent in 2006, as a result of our acquisition of Guidant, which significantly expanded our product offerings, as well as a decline in our coronary stent system sales in 2007. We estimate that the worldwide coronary stent market approximated $5.0 billion in 2007, as compared to approximately $6.0 billion in 2006, and estimate that drug-eluting stents represented approximately 80 percent of the dollar value of worldwide coronary stent market sales in 2007, as compared to 90 percent in 2006. Coronary stent market size is driven primarily by the number of percutaneous coronary intervention (PCI) procedures performed; the number of devices used per procedure; average drug-eluting stent selling prices; and the drug-eluting stent penetration rate (a measure of the mix between bare-metal and drug-eluting stents used across procedures). Uncertainty regarding the efficacy of drug-eluting stents, as well as the increased perceived risk of late stent thrombosis following the use of drug-eluting stents, has contributed to a decline in the worldwide drug-eluting stent market size. However, recent data addressing this risk and supporting the safety of drug-eluting stent systems could positively affect the size of the drug-eluting stent market, as referring cardiologists regain confidence in this technology.

In October 2006, we received CE mark approval to begin marketing our PROMUS™ everolimus-eluting coronary stent system, which is a private-labeled XIENCE™ V drug-eluting stent system supplied to us by Abbott. Under the terms of our supply arrangement with Abbott, the profit margin of a PROMUS stent system is significantly lower than that of our TAXUS® stent system. Therefore, an increase in PROMUS stent system revenue relative to our total drug-eluting stent revenue could have a negative impact on our profit margins. We will incur incremental costs and expend incremental resources in order to develop and commercialize additional products utilizing everolimus-eluting stent technology and to support an internally developed and manufactured everolimus-eluting stent system in the future. We expect that this stent system will have profit margins more comparable to our TAXUS stent system. See the *Purchased Research and Development* section for further discussion.

In June 2007, Abbott submitted the final module of a pre-market approval (PMA) application to the FDA seeking approval in the U.S. for both the XIENCE V and PROMUS stent systems. In November 2007, the FDA advisory panel reviewing Abbott's PMA submission voted to recommend the stent systems for approval. Following FDA approval, which Abbott is expecting in the first half of 2008, we plan to launch the PROMUS stent system in the U.S.

The following are the components of our worldwide coronary stent system sales:

	Year Ended December 31, 2007			Year Ended December 31, 2006		
(in millions)	U.S.	International	Total	U.S.	International	Total
Drug-eluting	$1,006	$782	$1,788	$1,561	$797	$2,358
Bare-metal	104	135	239	52	96	148
	$1,110	$917	$2,027	$1,613	$893	$2,506

During 2007, sales of our TAXUS stent system in the U.S. declined $555 million or 36 percent, as compared to the prior year, due to a decline in market size. Decreases in drug-eluting stent penetration rates, as well as decreases in PCI procedural volume contributed to an overall reduction in the U.S. coronary stent market size. Drug-eluting stent penetration rates were 62 percent exiting 2007, as compared to 73 percent exiting 2006.

Penetration rates decreased throughout 2007, but appear to have stabilized at approximately 62 percent during the fourth quarter of 2007, which was largely consistent with the third quarter average penetration rate of 63 percent. We estimate that the number of PCI procedures performed in the U.S. in 2007 decreased eight percent, as compared to 2006. Despite the decrease in the size of the U.S. drug-eluting stent market, we remain the market leader with 55 percent market share for 2007. However, we expect that there will be increased pressure on our U.S. drug-eluting stent system sales due to new competitive launches. Until February 2008, the TAXUS® stent system was one of only two drug-eluting stent products in the U.S. market. In February, however, an additional competitor entered the U.S. drug-eluting stent market. Our share of this market, as well as unit prices, are expected to be negatively impacted as additional competitors enter the U.S. drug-eluting stent market, including Abbott's anticipated launch of XIENCE™ V in the first half of 2008.

During 2007, our international drug-eluting stent system net sales decreased $15 million, or two percent, as compared to 2006, due primarily to an overall decline in the size of the international drug-eluting stent market. Sales of our drug-eluting stent systems in our Europe and Inter-Continental markets were negatively impacted by declines in market size as a result of decreases in drug-eluting stent penetration rates and decreased PCI procedural volume, as compared to 2006, driven primarily by continued concerns regarding safety and efficacy. This decline was offset partially by the successful launch of our TAXUS® Express²™ drug-eluting coronary stent system in Japan in May 2007.

Historically, the worldwide coronary stent market has been dynamic and highly competitive with significant market share volatility. In addition, in the ordinary course of our business, we conduct and participate in numerous clinical trials with a variety of study designs, patient populations and trial end points. Unfavorable or inconsistent clinical data from existing or future clinical trials conducted by us, by our competitors or by third parties, or the market's perception of this clinical data, may adversely impact our position in and share of the drug-eluting stent market and may contribute to increased volatility in the market. In addition, the FDA has informed stent manufacturers of new requirements for clinical trial data for PMA applications and post-market surveillance studies for drug-eluting stent products, which could affect our new product launch schedules and increase the cost of product approval and compliance.

We believe that we can maintain our leadership position within the worldwide drug-eluting stent market for a variety of reasons, including:

- the broad and consistent long-term results of our TAXUS® clinical trials, including up to five years of clinical follow up;
- the performance benefits of our current and future technology;
- the strength of our pipeline of drug-eluting stent products, including opportunities to expand indications for use through FDA review of existing and additional randomized trial data in extended use subsets;
- our overall position in the worldwide interventional medicine market and our experienced interventional cardiology sales force;
- our sales, clinical, marketing and manufacturing capabilities; and
- our two drug-eluting stent platform strategy, including our TAXUS® paclitaxel-eluting and our PROMUS™ everolimus-eluting coronary stent systems.

However, a further decline in revenues from our drug-eluting stent systems could continue to have a significant adverse impact on our operating results and operating cash flows. The most significant variables that may impact the size of the drug-eluting stent market and our position within this market include:

- the entry of additional competitors into the market, including the recent approval of a competitive product in the U.S.;
- physician and patient confidence in our technology and attitudes toward drug-eluting stents, including expected abatement of prior concerns regarding the risk of late stent thrombosis;
- drug-eluting stent penetration rates, the overall number of PCI procedures performed, average number of stents used per procedure, and declines in average selling prices of drug-eluting stent systems;
- variations in clinical results or perceived product performance of our or our competitors' products;
- delayed or limited regulatory approvals and unfavorable reimbursement policies;
- the outcomes of intellectual property litigation;
- our ability to launch next-generation products and technology features, including our TAXUS® Liberté® paclitaxel-eluting coronary stent system and our PROMUS™ everolimus-eluting coronary stent system, in the U.S. market;

- our ability to retain key members of our sales force and other key personnel; and
- changes in FDA clinical trial data and post-market surveillance requirements and the associated impact on new product launch schedules and the cost of product approvals and compliance.

CRM Business

CRM revenue represented approximately 25 percent of our consolidated net sales for 2007, as compared to approximately 18 percent in 2006, or 24 percent on a pro forma basis, including the CRM business for the entire year in 2006. We estimate that the worldwide CRM market approximated $10.0 billion in 2007, as compared to approximately $9.5 billion in 2006, and estimate that U.S. ICD system sales represented approximately 40 percent of the worldwide CRM market in 2007, as it did in 2006.

The following are the components of our worldwide CRM sales:

	Year Ended December 31, 2007			Year Ended December 31, 2006		
(in millions)	U.S.	International	Total	U.S.	International	Total
ICD systems	$1,053	$489	$1,542	$1,053	$420	$1,473
Pacemaker systems	318	264	582	305	248	553
	$1,371	**$753**	**$2,124**	**$1,358**	**$668**	**$2,026**
					Less: Jan 1 - Apr 20 net sales	655
					CRM sales, as reported	**$1,371**

On a pro forma basis, our U.S. sales of ICD systems for 2007 remained flat with 2006, with both the market size and our share of the market substantially unchanged. Our international ICD system sales increased 16 percent in 2007, as compared to 2006, on a pro forma basis, due primarily to an increase in market size. We also experienced year-over-year growth, on a pro forma basis, in pacemaker system sales in both the U.S. and international markets. However, a field action initiated in 2007 by one of our competitors may have an adverse impact on the overall size of the CRM market. In addition, our net sales and market share in Japan were negatively impacted by a decision made in 2007 by our CRM distributor in that country to no longer distribute our CRM products. As a result, we are currently moving to a direct sales model in Japan and, until we fully implement this model, our net sales and market share in Japan may be negatively impacted.

Worldwide CRM market growth rates in 2007 and 2006, including the U.S. ICD market, were below those experienced in prior years, resulting primarily from previous field actions in the industry and from a lack of new indications for use. While we expect that growth rates in the worldwide CRM market will improve over time, there can be no assurance that these markets will return to their historical growth rates or that we will be able to increase net sales in a timely manner, if at all. The most significant variables that may impact the size of the CRM market and our position within that market include:

- our ability to launch next-generation products and technology features in a timely manner;
- our ability to re-establish the trust and confidence of the implanting physician community, the referring physician community and prospective patients in our technology;
- future product field actions or new physician advisories by us or our competitors;
- successful conclusion and positive outcomes of on-going clinical trials that may provide opportunities to expand indications for use;
- variations in clinical results, reliability or product performance of our and our competitors' products;
- delayed or limited regulatory approvals and unfavorable reimbursement policies;
- our ability to retain key members of our sales force and other key personnel;
- new competitive launches;
- declines in average selling prices and the overall number of procedures performed; and
- the outcome of legal proceedings related to our CRM business.

In April 2007, following FDA reinspections of our CRM facilities, we resolved the warning letter issued to Guidant in December 2005 and all associated restrictions were removed. We believe the FDA's decision is a crucial element in our ongoing efforts to rebuild trust and restore confidence in our CRM product offerings, and has allowed us to resume our new product cadence. Following the resolution of the warning letter, we received various FDA approvals that had been pending and have since launched several new CRM products.

Intellectual Property Litigation

There continues to be significant intellectual property litigation in the coronary stent market. We are currently involved in a number of legal proceedings with our existing competitors, including Johnson & Johnson and Medtronic, Inc. There can be no assurance that an adverse outcome in one or more of these proceedings would not impact our ability to meet our objectives in the coronary stent market. See *Note L—Commitments and Contingencies* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for a description of these legal proceedings.

Innovation

Our approach to innovation combines internally developed products and technologies with those we obtain externally through acquisitions and alliances. Our research and development program is focused largely on the development of next-generation and novel technology offerings across multiple programs and divisions. We now have access to a second drug-eluting stent program, which complements our existing TAXUS® stent system program. We expect to continue to invest in our paclitaxel drug-eluting stent program, along with our internally developed and manufactured everolimus-eluting stent program, to continue to sustain our leadership position in the worldwide drug-eluting stent market. During 2008, we expect to incur incremental capital expenditures and research and development expenses as a result of our two drug-eluting stent programs. We successfully launched our next-generation drug-eluting stent product, the TAXUS® Liberté® stent system, during 2005 in our Europe and Inter-Continental markets, and expect to launch the product in the U.S. in the second half of 2008, subject to regulatory approval. In addition, we expect to continue to invest in our CRM technologies, including our LATITUDE® Patient Management System, a technology that enables physicians to monitor device performance remotely while patients remain in their homes. In October 2006, the FDA approved expansion of our LATITUDE system to be used for remote monitoring in certain existing ICD systems and cardiac resynchronization defibrillator (CRT-D) systems. In addition, we will continue to invest in our next-generation pulse generator platform acquired with Guidant. We recently received CE Mark approval for our next-generation COGNIS™ CRT-D and TELIGEN™ ICD devices utilizing this technology and expect to launch these products in the U.S. in the second half of 2008, subject to regulatory approval. We also expect to invest selectively in areas outside of drug-eluting stent and CRM technologies. There can be no assurance that these technologies will achieve technological feasibility, obtain regulatory approvals or gain market acceptance. A delay in the development or approval of these technologies may adversely impact our future growth.

Our acquisitions are intended to expand further our ability to offer our customers effective, high-quality medical devices that satisfy their interventional needs. Management believes it has developed a sound plan to integrate acquired businesses. However, our failure to integrate these businesses successfully could impair our ability to realize the strategic and financial objectives of these transactions. Potential future acquisitions, including companies with whom we currently have alliances or options to purchase, or the fulfillment of our contingent consideration obligations may be dilutive to our earnings and may require additional debt or equity financing, depending on their size and nature. Further, in connection with these acquisitions and other alliances, we have acquired numerous in-process research and development projects. As we continue to undertake strategic growth initiatives, it is reasonable to assume that we will acquire additional in-process research and development projects.

We have entered a significant number of alliances with both privately held and publicly traded companies. Many of these alliances involve equity investments and some give us the option to acquire the other company or its assets in the future. We enter these alliances to broaden our product technology portfolio and to strengthen and expand our reach into existing and new markets. During 2007, we began the process of monetizing certain investments and alliances no longer determined to be strategic (see the *Strategic Initiatives* section). While we believe our remaining strategic investments are within attractive markets with an outlook for sustained growth, the full benefit of these alliances is highly dependent on the strength of the other companies' underlying technology and ability to execute. An inability to achieve regulatory approvals and launch competitive product offerings, or litigation related to these technologies, among other factors, may prevent us from realizing the benefit of these alliances.

While we believe that the size of drug-eluting stent and CRM markets will increase above existing levels, there can be no assurance as to the timing or extent of this recovery. In 2008, we will continue to examine and, if necessary, reprioritize our internal research and development project portfolio and our external investment portfolio based on expectations of future market growth. This reprioritization may result in our decision to sell, discontinue, write down, or otherwise reduce the funding of certain projects, operations, investments or assets. Any proceeds from sales, or any increases in operating cash flows, resulting from these reprioritization activities may be used to reduce debt or may be reinvested in other research and development projects or other operational initiatives.

Reimbursement and Funding

Our products are purchased principally by hospitals, physicians and other healthcare providers worldwide that typically bill various third-party payors, such as governmental programs (e.g., Medicare and Medicaid), private insurance plans and managed-care programs for the healthcare services provided to their patients. Third-party payors may provide or deny coverage for certain technologies and associated procedures based on independently determined assessment criteria. Reimbursement by third-party payors for these services is based on a wide range of methodologies that may reflect the services' assessed resource costs, clinical outcomes and economic value. These reimbursement methodologies confer different, and often conflicting, levels of financial risk and incentives to healthcare providers and patients, and these methodologies are subject to frequent refinements. Third-party payors are also increasingly adjusting reimbursement rates and challenging the prices charged for medical products and services. There can be no assurance that our products will be automatically covered by third-party payors, that reimbursement will be available or, if available, that the third-party payors' coverage policies will not adversely affect our ability to sell our products profitably. There is no way of predicting the outcome of these reimbursement decisions, nor their impact on our operating results.

International Markets

International markets, including Japan, are also affected by economic pressure to contain reimbursement levels and healthcare costs. Our profitability from our international operations may be limited by risks and uncertainties related to economic conditions in these regions, currency fluctuations, regulatory and reimbursement approvals, competitive offerings, infrastructure development, rights to intellectual property and our ability to implement our overall business strategy. Any significant changes in the competitive, political, regulatory, reimbursement or economic environment where we conduct international operations may have a material impact on our business, financial condition or results of operations. Initiatives to limit the growth of healthcare costs, including price regulation, are under way in many countries in which we do business. Implementation of cost containment initiatives and healthcare reforms in significant markets such as Japan, Europe and other international markets may limit the price of, or the level at which reimbursement is provided for, our products and may influence a physician's selection of products used to treat patients. We expect these practices to put increased pressure on reimbursement rates in these markets.

In addition, most international jurisdictions have adopted regulatory approval and periodic renewal requirements for medical devices, and we must comply with these requirements in order to market our products in these jurisdictions. Further, some emerging markets rely on the FDA's Certificate for Foreign government (CFG) in lieu of their own regulatory approval requirements. Our FDA corporate warning letter prevents our ability to obtain CFGs; therefore, our ability to market new products or renew marketing approvals in countries that rely on CFGs will continue to be impacted until the corporate warning letter is resolved. Our limited ability to market our full line of existing products and to launch new products within these jurisdictions could have a material adverse impact on our business.

Results of Operations

Net Sales

The following table provides our worldwide net sales by region and the relative change on an as reported and constant currency basis:

				2007 versus 2006		2006 versus 2005	
(in millions)	2007	2006	2005	As Reported Currency Basis	Constant Currency Basis	As Reported Currency Basis	Constant Currency Basis
United States	**$4,923**	**$4,840**	**$3,852**	**2%**	**2%**	**26%**	**26%**
Europe	1,807	1,576	1,204	15%	5%	31%	29%
Asia Pacific	1,176	948	866	24%	23%	9%	13%
Inter-Continental	451	457	361	(1)%	(6)%	27%	23%
International	**3,434**	**2,981**	**2,431**	**15%**	**9%**	**23%**	**22%**
Worldwide	**$8,357**	**$7,821**	**$6,283**	**7%**	**5%**	**24%**	**24%**

The following table provides our worldwide net sales by division and the relative change on an as reported basis:

(in millions)	2007	2006	2005	2007 versus 2006	2006 versus 2005
Interventional Cardiology	$3,117	$3,612	$3,783	(14)%	(5)%
Peripheral Interventions/ Vascular Surgery	627	666	715	(6)%	(7)%
Electrophysiology	147	134	132	10%	2%
Neurovascular	352	326	277	8%	18%
Cardiac Surgery	194	132	N/A	47%	N/A
Cardiac Rhythm Management	2,124	1,371	N/A	55%	N/A
Cardiovascular	**6,561**	**6,241**	**4,907**	**5%**	**27%**
Oncology	233	221	207	5%	7%
Endoscopy	843	754	697	12%	8%
Urology	403	371	324	9%	15%
Endosurgery	**1,479**	**1,346**	**1,228**	**10%**	**10%**
Neuromodulation	**317**	**234**	**148**	**35%**	**58%**
Worldwide	**$8,357**	**$7,821**	**$6,283**	**7%**	**24%**

We manage our international operating regions and divisions on a constant currency basis, and we manage market risk from currency exchange rate changes at the corporate level. The relative change on a constant currency basis by division approximated the change on an as reported basis. To calculate revenue growth rates that exclude the impact of currency exchange, we convert actual current-period net sales from local currency to U.S. dollars using constant currency exchange rates. The regional constant currency growth rates in the table above can be recalculated from our net sales by reportable segment as presented in *Note P—Segment Reporting* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K. Growth rates are based on actual, non-rounded amounts and may not recalculate precisely.

U.S. Net Sales

In 2007, our U.S. net sales increased $83 million, or two percent, as compared to 2006. The increase related primarily to increases in U.S. CRM and Cardiac Surgery business sales of $502 million due to a full year of consolidated operations in 2007, whereas the results for these businesses were included only following the April 21, 2006 acquisition date in 2006. In addition, we achieved year-over-year U.S. sales growth of $64 million in our Endosurgery businesses and $65 million in our Neuromodulation business. Offsetting these increases was a decline in U.S. net sales of our TAXUS® drug-eluting stent system of $555 million, due primarily to a decrease in the size of the U.S. drug-eluting stent market. This decrease was driven principally by continued declines in drug-eluting stent penetration rates resulting from ongoing concerns regarding the safety and efficacy of drug-eluting stents. Our U.S. drug-eluting stent market share was stable during both 2007 and 2006; we maintained continuous market share of at least 53 percent throughout those periods. See the *Outlook* section for a more detailed discussion of both the drug-eluting stent and CRM markets and our position within those markets.

In 2006, our U.S. net sales increased $988 million, or 26 percent, as compared to 2005. The increase is related primarily to the inclusion of $1.025 billion of U.S. net sales from our CRM and Cardiac Surgery businesses acquired in April 2006. In addition, we achieved year-over-year U.S. sales growth of $83 million in our Endosurgery businesses and $75 million in our Neuromodulation business. Offsetting these increases were declines in U.S. net sales of our TAXUS drug-eluting stent system of $202 million, due principally to a decrease in the size of the U.S. drug-eluting stent market, and a decline in our average market share in 2006, as compared to 2005. In addition, decreases in net sales of approximately $70 million were attributable to the first quarter 2006 expiration of our agreement to distribute certain third-party guidewire and sheath products.

International Net Sales

In 2007, our international net sales increased $453 million, or 15 percent, as compared to 2006. The increase related partially to an increase in net sales from our CRM and Cardiac Surgery businesses of $210 million, due to a full year of consolidated results in 2007, and $85 million associated with increased sales of both ICD and pacemaker systems. In addition, net sales of our drug-eluting stent systems in our Asia Pacific region increased $131 million in 2007, as compared to 2006, due primarily to the May 2007 launch of our TAXUS® Express²™ coronary stent system in Japan. The favorable impact of foreign currency fluctuations also contributed $180 million to our sales growth in 2007. Offsetting these increases were declines in net sales of our drug-eluting stent systems in our Europe and Inter-Continental markets by $145 million in 2007, as compared to 2006, due primarily to an overall decline in the size of the drug-eluting stent market as well as market share declines in these regions, as additional competitive products entered the market. See the *Outlook* section for a more detailed discussion of both the drug-eluting stent and CRM markets and our position within those markets.

In 2006, our international net sales increased by $550 million, or 23 percent, as compared to 2005. The increase related primarily to the inclusion of $478 million of international net sales from our CRM and Cardiac Surgery businesses acquired in April 2006. The remainder of the increase in our net sales in these markets was due to growth in various product franchises, including $35 million in net sales from our Endosurgery businesses, as well as $27 million of sales growth from our Neurovascular business.

Gross Profit

In 2007, our gross profit was $6.015 billion, as compared to $5.614 billion in 2006, an increase of $401 million or seven percent. As a percentage of net sales, our gross profit increased slightly to 72.0 percent for 2007, as compared to 71.8 percent for 2006. For 2006, our gross profit was $5.614 billion, as compared to $4.897 billion for 2005. As a percentage of net sales, our gross profit decreased to 71.8 percent for 2006, as compared to 77.9

percent for 2005. The following is a reconciliation of our gross profit percentages from 2005 to 2006 and 2006 to 2007:

	Year Ended December 31,	
	2007	2006
Gross profit—prior year	71.8%	77.9%
Inventory step-up charge in 2006	3.4%	(3.8)%
Shifts in product mix	(1.8)%	(0.8)%
Impact of lower production volumes	(0.8)%	
Impact of period expenses	(0.8)%	(2.0)%
All other	0.2%	0.5%
Gross profit—current year	**72.0%**	**71.8%**

Included in cost of products sold for 2006 was an adjustment of $267 million, representing the step-up value of acquired Guidant inventory sold during the year. There were no amounts included in our 2007 cost of products sold related to the inventory step-up and, as of December 31, 2007, we had no step-up value remaining in inventory. Factors contributing to a shift in our product sales mix toward lower margin products in 2007 included a decrease in sales of our higher margin TAXUS® drug-eluting stent system and an increase in sales of our CRM products, which generally have lower gross profit margins. In addition, we have manufactured lower volumes of certain of our products, including our drug-eluting stent systems, which has resulted in higher unit costs during 2007. Our period expenses included, among other items, increased charges for scrapped inventory in 2007 as compared to 2006.

Included in cost of products sold for 2006 was the $267 million inventory step-up adjustment discussed above, whereas there were no such amounts included in our 2005 cost of products sold. In addition, increases in period expenses, including costs associated with Project Horizon, contributed to a decline in our gross profit percentage for 2006, as compared to 2005. Further, our 2006 gross profit percentage was negatively impacted as compared to 2005 due to shifts in our product sales mix toward lower margin products, including a decrease in sales of our TAXUS drug-eluting stent system and an increase in sales of our CRM products.

Operating Expenses

The following table provides a summary of our operating expenses, excluding purchased research and development, restructuring charges, litigation-related charges and losses on assets held for sale:

	2007		2006		2005	
(in millions)	$	% of Net Sales	$	% of Net Sales	$	% of Net Sales
Selling, general and administrative expenses	2,909	34.8	2,675	34.2	1,814	28.9
Research and development expenses	1,091	13.1	1,008	12.9	680	10.8
Royalty expense	202	2.4	231	3.0	227	3.6
Amortization expense	641	7.7	530	6.8	152	2.4

Selling, General and Administrative (SG&A) Expenses

In 2007, our SG&A expenses increased by $234 million, or nine percent, as compared to 2006. As a percentage of our net sales, SG&A expenses increased slightly to 34.8 percent in 2007 from 34.2 percent in 2006. The increase in our SG&A expenses related primarily to: $266 million in incremental SG&A expenditures associated with a full year of consolidated CRM and Cardiac Surgery operations, offset partially by decreases in spending attributable to planned expense reductions initiated in the fourth quarter of 2007. Refer to the *Strategic Initiatives* section for more discussion of these expense reduction initiatives.

In 2006, our SG&A expenses increased by $861 million, or 47 percent, as compared to 2005. As a percentage of our net sales, SG&A expenses increased to 34.2 percent in 2006 from 28.9 percent in 2005. The increase in our SG&A expenses related primarily to: $670 million in expenditures associated with CRM and Cardiac Surgery; $65 million of acquisition-related costs associated primarily with certain Guidant integration and retention programs; $63 million due primarily to increased head count attributable to the expansion of our sales force within our international regions and Neuromodulation business; and $55 million in incremental stock-based compensation expense associated with the adoption of Statement No. 123(R), *Share-Based Payment*. Refer to *Note N—Stock Ownership Plans* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for a more detailed discussion of our adoption of Statement No. 123(R).

Research and Development (R&D) Expenses

Our investment in R&D reflects spending on regulatory compliance and clinical research as well as new product development programs. In 2007, our R&D expenses increased by $83 million, or 8 percent, as compared to 2006. As a percentage of our net sales, R&D expenses increased marginally to 13.1 percent in 2007 from 12.9 percent in 2006. The increase related primarily to $142 million in incremental R&D expenditures associated with a full year of consolidated CRM and Cardiac Surgery operations, offset partially by lower spending of approximately $37 million associated with the cancellation of our Endovations single-use endoscope R&D program. During the second quarter of 2007, we determined that our Endovations system would not be a commercially viable product and terminated the program. In addition, our 2006 R&D expenses included approximately $30 million in costs related to the cancellation of the TriVascular AAA stent-graft program. See the *Purchased Research and Development* section for further discussion regarding the cancellation of this program. We do not expect these program cancellations to materially impact our future operations or cash flows.

In 2006, our R&D expenses increased by $328 million, or 48 percent, as compared to 2005. As a percentage of our net sales, R&D expenses increased to 12.9 percent in 2006 from 10.8 percent in 2005. The increase related primarily to: the inclusion of $270 million in R&D expenditures associated with our CRM and Cardiac Surgery businesses; approximately $30 million in costs related to the cancellation of the TriVascular AAA program; $24 million of stock-based compensation expense associated with the adoption of Statement No. 123(R); and $13 million of acquisition-related costs associated with certain Guidant integration and retention programs.

Royalty Expense

In 2007, our royalty expense decreased by $29 million, or 13 percent, as compared to 2006, due primarily to lower sales of our TAXUS® drug-eluting stent system. As a percentage of our net sales, royalty expense decreased to 2.4 percent from 3.0 percent for 2006, due to shifts in our sales mix toward products with lower royalties. Royalty expense attributable to sales of our TAXUS stent system decreased $48 million as compared to 2006, due to a decrease in TAXUS stent system sales. Offsetting this decrease was an increase in royalty expense attributable to CRM and Cardiac Surgery products of $13 million, due to a full year of consolidated results.

In 2006, our royalty expense increased by $4 million, or two percent, as compared to 2005. The increase was due to $25 million of royalty expense associated with CRM and Cardiac Surgery products. This increase was offset partially by a decrease in royalty expense attributable to sales of our TAXUS stent system by $20 million for 2006 as compared to 2005, due primarily to a decrease in TAXUS stent system sales. As a percentage of net sales, royalty expense decreased to 3.0 percent in 2006 from 3.6 percent in 2005, due primarily to the inclusion of net sales from our CRM and Cardiac Surgery products, which on average have a lower royalty cost relative to legacy Boston Scientific products.

Amortization Expense

In 2007, our amortization expense increased by $111 million, or 21 percent, as compared to 2006. As a percentage of our net sales, amortization expense increased to 7.7 percent in 2007 from 6.8 percent in 2006. The increase in our amortization expense related primarily to $147 million of incremental amortization associated with intangible assets obtained as part of the Guidant acquisition, due to a full year of amortization. In addition, amortization expense included $21 million attributable to the write-off of intangible assets associated with our acquisition of Advanced Stent Technologies (AST), due to our decision to suspend further significant funding of R&D with respect to the Petal™ bifurcation stent. We do not expect this decision to materially impact our future operations or cash flows. These increases were offset by the inclusion in 2006 of the write-off of intangible assets of: $23 million attributable to the cancellation of the TriVascular AAA program, $21 million associated with developed technology obtained as part of our 2005 acquisition of Rubicon Medical Corporation, and $12 million associated with our Real-time Position Management® System (RPM)™ technology.

In 2006, our amortization expense increased by $378 million, or 249 percent, as compared to 2005. As a percentage of our net sales, amortization expense increased to 6.8 percent in 2006 from 2.4 percent in 2005. The increase in our amortization expense related primarily to: $334 million of amortization of intangible assets obtained as part of the Guidant acquisition; $23 million for the write-off of intangible assets due to the cancellation of the TriVascular AAA program; $21 million for the write-off of the intangible assets associated with developed technology obtained as part of our 2005 acquisition of Rubicon; and $12 million for the write-off of the intangible assets associated with our RPM technology, a discontinued technology platform obtained as part of our acquisition of Cardiac Pathways Corporation. The write-off of the RPM intangible assets resulted from our decision to cease investment in the technology. The write-off of the Rubicon developed technology resulted from our decision to cease development of the first generation of the technology and concentrate resources on the development and commercialization of the next-generation product.

Purchased Research and Development

In 2007, we recorded $85 million of purchased research and development, including $75 million associated with our acquisition of Remon Medical Technologies, Inc., $13 million resulting from the application of equity method accounting for one of our strategic investments, and $12 million associated with payments made for certain early-stage CRM technologies. Additionally, in

June 2007, we terminated our product development agreement with Aspect Medical Systems relating to brain monitoring technology that Aspect has been developing to aid the diagnosis and treatment of depression, Alzheimer's disease and other neurological conditions. As a result, we recognized a credit to purchased research and development of approximately $15 million during 2007, representing future payments that we would have been obligated to make prior to the termination of the agreement. We do not expect the termination of the agreement to impact our future operations or cash flows materially.

The $75 million of in-process research and development acquired with Remon consists of a pressure-sensing system development project, which will be combined with our existing CRM devices. As of December 31, 2007, we estimate that the total cost to complete the development project is between $75 million and $80 million. We expect to launch devices using pressure-sensing technology in 2013 in Europe and certain other international countries, and in the U.S. in 2016, subject to regulatory approval. We expect material net cash inflows from such products to commence in 2016, following the launch of this technology in the U.S.

In 2006, we recorded $4.119 billion of purchased research and development, including a charge of approximately $4.169 billion associated with the in-process research and development obtained in conjunction with the Guidant acquisition; a credit of $67 million resulting primarily from the reversal of accrued contingent payments due to the cancellation of the TriVascular AAA program; and an expense of $17 million resulting primarily from the application of equity method accounting for our investment in EndoTex Interventional Systems, Inc.

The $4.169 billion of purchased research and development associated with the Guidant acquisition consists primarily of approximately $3.26 billion for acquired CRM-related products and $540 million for drug-eluting stent technology shared with Abbott. The purchased research and development value associated with the Guidant acquisition also includes $369 million representing the estimated fair value of the potential milestone payments of up to $500 million that we may receive from Abbott upon its receipt of regulatory approvals for certain products. We recorded the amounts as purchased research and development at the acquisition date because the receipt of the payments is dependent on future research and development activity and regulatory approvals, and the asset had no alternative future use as of the acquisition date. We will recognize the milestone payments, if received, as a gain in our financial statements at the time of receipt.

The most significant purchased research and development projects acquired from Guidant include the next-generation CRM pulse generator platform and rights to the everolimus-eluting stent technology that we share with Abbott. The next-generation pulse generator platform incorporates new components and software while leveraging certain existing intellectual property, technology, manufacturing know-how and institutional knowledge of Guidant. We expect to leverage this platform across all CRM product families, including ICD systems, cardiac resynchronization therapy (CRT) devices and pacemaker systems, to treat electrical dysfunction in the heart. The next-generation products using this platform include the COGNIS™ CRT-D device, the TELIGEN™ ICD device and the INGENIO™ pacemaker system. During the first quarter of 2008, we received CE Mark approval for our COGNIS CRT-D device, which includes defibrillation capability, and the TELIGEN ICD device, and expect a full European launch by the end of the second quarter of 2008. We expect a U.S. launch of the COGNIS and TELIGEN devices in the second half of 2008, following regulatory approval. We expect to launch the INGENIO device in both Europe and the U.S. in the second half of 2010. As of December 31, 2007, we estimate that the total cost to complete the COGNIS and TELIGEN technology is between $25 million and $35 million, and the cost to complete the INGENIO technology is between $30 million and $35 million. We expect material net cash inflows from the COGNIS and TELIGEN devices to commence in the second half of 2008 and material net cash inflows from the INGENIO device to commence in the second half of 2010.

The $540 million attributable to everolimus-eluting stent technology represents the estimated fair value of the rights to Guidant's everolimus-based drug-eluting stent technology we share with Abbott. In December 2006, we launched the PROMUS™ everolimus-eluting coronary stent system, which is a private-labeled XIENCE™ V drug-eluting stent system supplied to us by Abbott, in certain European countries. In 2007, we expanded our launch in Europe, as well as in key countries in other regions. In June 2007, Abbott submitted the final module of a pre-market approval (PMA) application to the FDA seeking approval in the U.S. for both the XIENCE V and PROMUS stent systems. In November 2007, the FDA advisory panel reviewing Abbott's PMA submission voted to recommend the stent systems for approval. Following FDA approval, which Abbott is expecting in the first half of 2008, we plan to launch the PROMUS stent system in the U.S. We expect to launch an internally developed and manufactured next-generation everolimus-based stent in Europe in late 2009 or early 2010 and in the U.S. in late 2012 or early 2013. We expect that material net cash inflows from our internally developed and manufactured everolimus-based drug-eluting stent will commence in 2013, following its approval in the U.S. As of December 31, 2007, we estimate that the cost to complete our internally manufactured next-generation everolimus-eluting stent technology project is between $200 million and $250 million.

In 2005, we recorded $276 million of purchased research and development consisting of $130 million relating to our acquisition of TriVascular, $73 million relating to our acquisition of AST, $45 million relating to our acquisition of Rubicon, and $3 million relating to our acquisition of CryoVascular. In addition, we recorded $25 million of purchased research and development in conjunction with entering the product development agreement with Aspect.

The most significant 2005 purchased research and development projects included TriVascular's AAA stent-graft and AST's Petal™ bifurcation stent, which collectively represented 73 percent of our 2005 purchased research and development. During 2006, management cancelled the TriVascular AAA stent-graft program. In addition, in connection with our expense and head count reduction plan, in 2007, we decided to suspend further significant funding of research and development associated with the Petal stent project and may or may not decide to pursue its completion. We do not expect these program cancellations and related write-downs to impact our future operations or cash flows materially. In connection with the cancellation of the TriVascular AAA program, we recorded $67 million credit to purchased research and development in 2006, representing the reversal of our accrual for contingent payments recorded in the initial purchase accounting.

Restructuring

In 2007, we recorded $176 million of restructuring charges. In addition, we recorded $29 million of expenses within other lines of our consolidated statements of operations related to our restructuring initiatives. In October 2007, our Board of Directors approved, and we committed to, an expense and head count reduction plan, which will result in the elimination of approximately 2,300 positions worldwide. We are providing affected employees with severance packages, outplacement services and other appropriate assistance and support. As of December 31, 2007, we had completed more than half of the anticipated head count reductions. The plan is intended to bring expenses in line with revenues as part of our initiatives to enhance short- and long-term shareholder value. Key activities under the plan include the restructuring of several businesses and product franchises in order to leverage resources, strengthen competitive positions, and create a more simplified and efficient business model; the elimination, suspension or reduction of spending on certain R&D projects; and the transfer of certain production lines from one facility to another. We initiated these activities in the fourth quarter of 2007 and expect to be substantially completed worldwide by the end of 2008.

We expect that the execution of this plan will result in total pre-tax expenses of approximately $425 million to $450 million. We expect the plan to result in cash outlays of approximately $400 million to $425 million. The following table provides a summary of our estimates of total costs associated with the plan by major type of cost:

Type of cost	Total amount expected to be incurred
Termination benefits	$260 million to $270 million
Retention incentives	$60 million to $65 million
Asset write-offs and accelerated depreciation	$45 million to $50 million
Other*	$60 million to $65 million

* Other costs consist primarily of costs to transfer product lines from one facility to another and consultant fees.

In 2007, we incurred total restructuring costs of $205 million. The following presents these costs by major type and line item within our consolidated statements of operations:

(in millions)	Termination Benefits	Retention Incentives	Intangible Asset Write-offs	Fixed Asset Write-offs	Accelerated Depreciation	Other	Total
Cost of goods sold		$1			$1		$ 2
Selling, general and administrative expenses		2			2		4
Research and development expenses		2					2
Amortization expense			$21				21
Restructuring charges	$158			$8		$10	176
	$158	$5	$21	$8	$3	$10	$205

The termination benefits recorded during 2007 represent primarily amounts incurred pursuant to our on-going benefit arrangements, and have been recorded in accordance with Financial Accounting Standards Board (FASB) Statement No. 112, *Employer's Accounting for Postemployment Benefits.* We expect to record the remaining termination benefits in 2008 when we identify with more specificity the job classifications, functions and locations of the remaining head count to be eliminated. The asset write-offs relate to intangible assets and property, plant and equipment that are not recoverable following our decision in October 2007 to (i) commit to the expense and head count reduction plan, including the elimination, suspension or reduction of spending on certain R&D projects, and (ii) restructure several businesses. The retention incentives represent cash incentives, which are being recorded over the future service period during which eligible employees must remain employed with us to retain the award. The other restructuring costs are being recognized and measured at their fair value in the period in which the liability is incurred in accordance with FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.*

We made approximately $40 million of cash outlays associated with our restructuring initiatives in 2007, which related to termination benefits, other restructuring charges and retention incentive payments. These payments were made using cash generated from our operations. We expect to make the remaining cash outlays throughout 2008 and into 2009 using cash generated from operations.

As a result of our restructuring initiatives, we expect to reduce R&D and SG&A expenses by $475 million to $525 million against a $4.1 billion baseline, which represents our estimated annual R&D and SG&A expenses at the time we committed to these initiatives in 2007. This range represented the annualized run rate amount of reductions we expect to achieve as we exit 2008, as the implementation of these initiatives will take place throughout the year; however, we expect to realize the majority of these savings in 2008. In addition, we expect to reduce our R&D and SG&A expenses by an additional $25 million to $50 million in 2009.

Refer to *Note G—Restructuring Activities* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for more information on our restructuring plan.

Litigation-Related Charges

In 2007, we recorded a $365 million pre-tax charge associated with on-going patent litigation involving our Interventional Cardiology business. See further discussion of our material legal proceedings in *Item 3. Legal Proceedings* and *Note L—Commitments and Contingencies* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K.

In 2005, we recorded a $780 million pre-tax charge associated with a litigation settlement with Medinol, Ltd. On September 21, 2005, we reached a settlement with Medinol resolving certain contract and patent infringement litigation. In conjunction with the settlement agreement, we paid $750 million in cash and cancelled our equity investment in Medinol.

Loss on Assets Held for Sale

During 2007, we recorded a $560 million loss attributable primarily to the write-down of goodwill in connection with the sale of certain of our businesses. Refer to the *Strategic Initiatives* section and *Note E—Assets Held for Sale* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for more information on these transactions.

Interest Expense

Our interest expense increased to $570 million in 2007 as compared to $435 million in 2006. The increase in our interest expense related primarily to an increase in our average debt levels, as well as an increase in our average borrowing rate. Our average debt levels for 2007 increased compared to 2006 as a result of carrying a full year of incremental debt due to the acquisition of Guidant in April 2006. Higher debt levels in 2007 contributed incremental interest expense of $109 million. At December 31, 2007, $5.433 billion of our total debt was at fixed interest rates, representing 66 percent of our total debt or 81 percent of our net debt[4] balance.

Our interest expense increased to $435 million in 2006 from $90 million in 2005. The increase in our interest expense related primarily to an increase in our average debt levels used to finance the Guidant acquisition, as well as an increase in our average borrowing rate.

Fair Value Adjustment

We recorded net expense of $8 million in 2007 and $95 million in 2006 to reflect the change in fair value related to the sharing of proceeds feature of the Abbott stock purchase, which is discussed in further detail in *Note C—Acquisitions* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K. This sharing of proceeds feature was marked-to-market through earnings based upon changes in our

[4]Our net debt balance represents our total debt less our cash, cash equivalents and marketable securities. Refer to the *Liquidity and Capital Resources* section for more information.

stock price, among other factors. There was no fair value associated with this feature as of December 31, 2007.

Other, net

Our other, net reflected income of $23 million in 2007, expense of $56 million in 2006, and income of $13 million in 2005. Our other, net included investment write-downs of $124 million in 2007, $121 million in 2006, and $17 million in 2005, attributable primarily to other-than-temporary declines in the fair value of our equity investments in, and notes receivable from, certain publicly traded and privately held companies. Our 2007 write-downs related to impairments of multiple investments. Our 2006 write-downs related primarily to a $34 million write-down associated with an investment in a gene therapy company and a $27 million write-down associated with one of our vascular sealing portfolio companies; the remainder of our 2006 write-downs related to impairments of multiple investments. These write-downs were offset partially by realized gains on investments of $65 million in 2007, $9 million in 2006, and $4 million in 2005. Refer to *Note F—Investments and Notes Receivable* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for more information regarding our investment portfolio. In addition, our other, net included interest income of $79 million in 2007, $67 million in 2006, and $36 million in 2005. Our interest income increased in 2007, as compared to 2006, due primarily to higher average cash balances, offset by lower average investment rates. Our interest income increased in 2006, as compared to 2005, due primarily to increases in our cash and cash equivalents balances and increases in average market interest rates.

Tax Rate

The following table provides a summary of our reported tax rate:

				Percentage Point Decrease	
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
Reported tax rate	(13.0)%	1.2%	29.5%	(14.2)%	(28.3)
Impact of certain charges	(25.6)%	(20.2)%	5.5%	(5.4)%	(25.7)

In 2007, the decrease in our reported tax rate, as compared to 2006, related primarily to additional foreign tax credits, changes in the geographic mix of our revenues, and the impact of certain charges during 2007 that are taxed at different rates than our effective tax rate. These charges included legal and restructuring reserves, purchased research and development and goodwill write-downs not deductible for tax purposes, as well as discrete items associated with resolution of various tax matters and changes in estimates for tax benefits claimed related to prior periods. In 2006, the decrease in our reported tax rate, as compared to 2005, related primarily to the impact of certain charges during 2006 that were taxed at different rates than our effective tax rate. These charges included purchased research and development, asset write-downs, reversal of taxes associated with unremitted earnings and tax gains on the sale of intangible assets.

Management currently estimates that our 2008 effective tax rate, excluding certain charges, will be approximately 21 percent, due primarily to our intention to reinvest offshore substantially all of our offshore earnings, and based upon the anticipated retro-active re-enactment of the U.S. R&D tax credit for all of 2008. However, acquisitions or dispositions in 2008 and geographic changes in the manufacture of our products may positively or negatively impact our effective tax rate.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* As a result of the implementation of Interpretation No. 48, we recognized a $126 million increase in our liability for unrecognized tax benefits. Approximately $26 million of this increase was reflected as a reduction to the January 1, 2007 balance of retained earnings. Substantially all of the remaining increase related to pre-acquisition uncertain tax liabilities related to Guidant, which we recorded as an increase to goodwill in accordance with Emerging Issues Task Force (EITF) Issue No. 93-7, *Uncertainties Related to Income Taxes in a Purchase Business Combination.*

We are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. We have concluded all U.S. federal income tax matters through 1997. Substantially all material state, local, and foreign income tax matters have been concluded for all years through 2001.

Liquidity and Capital Resources

The following provides a summary of key performance indicators that we use to assess our liquidity and operating performance.

Net Debt[5]

	As of December 31,	
(in millions)	2007	2006
Short-term debt	$ 256	$ 7
Long-term debt	7,933	8,895
Total debt	**8,189**	**8,902**
Less: cash and cash equivalents	1,452	1,668
Net debt	**$6,737**	**$7,234**

EBITDA[6]

(in millions)	2007	2006	2005
Net (loss) income	$(495)	$(3,577)	$ 628
Interest income	(79)	(67)	(36)
Interest expense	570	435	90
Income tax (benefit) expense	(74)	42	263
Depreciation and amortization	939	781	314
EBITDA	**$ 861**	**$(2,386)**	**$1,259**

Cash Flow

(in millions)	2007	2006	2005
Cash provided by operating activities	$ 934	$ 1,845	$ 903
Cash used for investing activities	(474)	(9,312)	(551)
Cash (used for) provided by financing activities	(680)	8,439	(954)

Operating Activities

Cash generated by our operating activities continues to be a major source of funds for servicing our outstanding debt obligations and investing in our growth. The decrease in operating cash flow in 2007, as compared to 2006, is attributable primarily to: approximately $400 million in tax payments made in the first quarter of 2007, associated principally with the gain on Guidant's sale of its vascular intervention and endovascular solutions businesses to Abbott; an increase in interest payments of $160 million due to higher average debt levels; a decrease in EBITDA, excluding acquisition-, divestiture-, litigation-, and restructuring-related charges, of approximately $150 million; and an increase in severance and other merger and restructuring-related payments of approximately $100 million, including severance payments made in the first half of 2007 in conjunction with our acquisition and integration of Guidant. See *Note C—Acquisitions* to our consolidated financial statements included in Item 8 of this Form 10-K for further details.

Investing Activities

We made capital expenditures of $363 million in 2007, as compared to $341 million in 2006, including $110 million associated with our CRM and Cardiac Surgery businesses. We expect to incur capital expenditures of approximately $450 million during 2008, which includes capital expenditures to upgrade further our quality systems and information systems infrastructure, to enhance our manufacturing capabilities in order to support a second drug-eluting stent platform, and to support continuous growth in our business units.

Our investing activities during 2007 included $136 million of cash payments for acquisitions of businesses, investments in publicly traded and privately held companies, and acquisitions of certain technology rights; as well as $248 million in contingent payments, associated primarily with Advanced Bionics; offset partially by $243 million of gross proceeds from the monetization of several of our investments in, and notes receivable from, certain privately held and publicly traded companies.

In January 2007, we completed our acquisition of 100 percent of the fully diluted equity of EndoTex Interventional Systems, Inc., a developer of stents used in the treatment of stenotic lesions in the carotid arteries. We issued approximately five million shares of our common stock valued at approximately $90 million and approximately $10 million in cash, in addition to our previous investments of approximately $40 million, to acquire the remaining interests of EndoTex, and may be required to pay future consideration that is contingent upon EndoTex achieving certain performance-related milestones.

In August 2007, we completed our acquisition of 100 percent of the fully diluted equity of Remon Medical Technologies, Inc. Remon is a development-stage company focused on creating communication technology for medical device applications. We

[5] Management uses net debt to monitor and evaluate cash and debt levels and believes it is a measure that provides valuable information regarding our net financial position and interest rate exposure. Users of our financial statements should consider this non-GAAP financial information in addition to, not as a substitute for, nor as superior to, financial information prepared in accordance with GAAP.

[6] Management uses EBITDA to assess operating performance and believes that it may assist users of our financial statements in analyzing the underlying trends in our business over time. In addition, management considers EBITDA as a component of the financial covenants included in our credit agreements. Users of our financial statements should consider this non-GAAP financial information in addition to, not as a substitute for, nor as superior to, financial information prepared in accordance with GAAP. Our EBITDA included acquisition-, divestiture-, litigation- and restructuring-related charges (pre-tax) of $1.231 billion in 2007 and $4.628 billion in 2006; see the Executive Summary section above for a description of these charges. Our 2005 EBITDA included acquisition-, divestiture-, litigation- and restructuring-related charges (pre-tax) of $1.102 billion, related primarily to a litigation settlement with Medinol and purchased research and development.

paid approximately $70 million in cash, net of cash acquired, to acquire Remon, in addition to our previous investments of $3 million to acquire the remaining interests of Remon. We may also be required to make future payments contingent upon Remon achieving certain performance-related milestones.

Financing Activities

Our cash flows from financing activities reflect issuances and repayments of debt, payments for share repurchases and proceeds from stock issuances related to our equity incentive programs. During 2007, we amended our term loan and revolving credit facility agreement and prepaid $1.0 billion outstanding under the term loan, using $750 million of cash on hand and $250 million in borrowings against a credit facility secured by our U.S. trade receivables. There was $250 million outstanding under this facility at December 31, 2007 and none outstanding at December 31, 2006. There were no amounts outstanding under our separate $2.0 billion revolving credit facility as of December 31, 2007 and 2006. In addition, in 2007, cash flows from financing activities included a $60 million contractual payment made to reimburse Abbott for a portion of its cost of borrowing $1.4 billion in 2006 to purchase shares of our common stock in connection with our acquisition of Guidant. Refer to *Note C—Acquisitions* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for more information regarding the Abbott transaction.

We had total debt of $8.189 billion at December 31, 2007 at an average interest rate of 6.36 percent as compared to total debt of $8.902 billion at December 31, 2006 at an average interest rate of 6.03 percent. The debt maturity schedule for the significant components of our debt obligations as of December 31, 2007, is as follows:

	Payments Due by Period						
(in millions)	2008	2009	2010	2011	2012	Thereafter	Total
Term loan		$300	$1,700	$2,000			$4,000
Abbott loan				900			900
Senior notes				850		$2,200	3,050
Credit and security facility	$250						250
	$250	$300	$1,700	$3,750		$2,200	$8,200

In January 2008, following the closing of the sale of, and receipt of proceeds for, three of our businesses, we prepaid an additional $200 million of our term loan, reducing the scheduled maturity in April 2009. We expect to make a further payment of $425 million before the end of the first quarter of 2008. These prepayments will satisfy the remaining obligation due in April 2009 and reduce the 2010 maturity by $325 million. We expect to continue to use a significant portion of our future operating cash flow over the next several years to reduce our debt obligations.

Our term loan and revolving credit facility agreement requires that we maintain certain financial covenants. Among other items, our 2007 amendment extends a step-down in the maximum permitted ratio of debt to consolidated EBITDA, as defined by the agreement, as follows:

From:	To:
4.5 times to 3.5 times on March 31, 2008	4.5 times to 4.0 times on March 31, 2009, and 4.0 times to 3.5 times on September 30, 2009

The amendment also provides for an exclusion from the calculation of consolidated EBITDA, as defined by the agreement, of up to $300 million of restructuring charges incurred through June 30, 2009 and up to $500 million of litigation and settlement expenses incurred (net of any litigation or settlement income received) in any consecutive four fiscal quarters, not to exceed $1.0 billion in the aggregate, through June 30, 2009. Other than the amended exclusions from the calculation of consolidated EBITDA, there was no change in our minimum required ratio of consolidated EBITDA, as defined by the agreement, to interest expense of greater than or equal to 3.0 to 1.0. As of December 31, 2007, we were in compliance with the required covenants. Exiting 2007, our ratio of debt to consolidated EBITDA was approximately 3.6 to 1.0 and our ratio of consolidated EBITDA to interest expense was approximately 4.0 to 1.0. Our inability to maintain these covenants could require that we seek to further renegotiate the terms of our credit facilities or seek waivers from compliance with these covenants, both of which could result in additional borrowing costs.

During 2007, our credit ratings from Standard & Poor's Rating Services (S&P) and Fitch Ratings were downgraded to BB+, and our credit rating from Moody's Investor Service was downgraded to Ba1. These ratings are below investment grade and the ratings outlook by all three rating agencies is currently negative. Credit rating changes may impact our borrowing cost, but do not require the repayment of borrowings. These credit rating changes have not materially increased the cost of our existing borrowings.

Equity

On May 22, 2007, we extended an offer to our non-director and non-executive employees to exchange certain outstanding stock options for deferred stock units (DSUs). Stock options previously granted under our stock plans with an exercise price of $25 or more per share were exchangeable for a smaller number of DSUs, based on exchange ratios derived from the exercise prices of the surrendered options. On June 20, 2007, following the

DSUs, based on exchange ratios derived from the exercise prices of the surrendered options. On June 20, 2007, following the expiration of the offer, our employees exchanged approximately 6.6 million options for approximately 1.1 million DSUs, which were subject to additional vesting restrictions. We did not record incremental stock-based compensation expense as a result of these exchanges because the fair values of the options exchanged equaled the fair values of the DSUs issued.

During 2007, we received $132 million in proceeds from stock issuances related to our stock option and employee stock purchase plans, as compared to $145 million in 2006. Proceeds from the exercise of employee stock options and employee stock purchases vary from period to period based upon, among other factors, fluctuations in the exercise and stock purchase patterns of employees.

We did not repurchase any of our common stock during 2007 or 2006. We repurchased approximately 25 million shares of our common stock at an aggregate cost of $734 million in 2005. Approximately 37 million shares remain under our previous share repurchase authorizations.

Contractual Obligations and Commitments

The following table provides a summary of certain information concerning our obligations and commitments to make future payments, which is in addition to our outstanding principal debt obligations as presented in the previous table, and is based on conditions in existence as of December 31, 2007. See *Note C—Acquisitions, Note H—Borrowings and Credit Arrangements* and *Note J—Leases* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for additional information regarding our acquisitions, debt obligations and lease arrangements.

	Payments Due by Period						
(in millions)	2008	2009	2010	2011	2012	Thereafter	Total
Operating leases†	$ 64	$ 49	$ 37	$ 24	$ 17	$ 49	$ 240
Capital leases	5	4	3	3	3	47	65
Purchase obligations†, ††	105	5	2				112
Minimum royalty obligations†	16	29	26	14	1	6	92
Unrecognized tax benefits	60						60
Interest payments†, †††	462	441	365	213	133	880	2,494
	$712	**$528**	**$433**	**$254**	**$154**	**$982**	**$3,063**

† In accordance with U.S. GAAP, these obligations relate to expenses associated with future periods and are not reflected in our consolidated balance sheets.

†† These obligations relate primarily to inventory commitments and capital expenditures entered in the normal course of business.

††† Interest payment amounts related to our term loan are projected using market interest rates as of December 31, 2007. Future interest payments may differ from these projections based on changes in the market interest rates.

The table above does not reflect unrecognized tax benefits of $1.284 billion, the timing of which is uncertain. Refer to *Note K—Income Taxes* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for more information on these unrecognized tax benefits.

Certain of our acquisitions involve the payment of contingent consideration. See *Note C—Acquisitions* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for the estimated maximum potential amount of future contingent consideration we could be required to pay associated with our recent acquisitions. Since it is not possible to estimate when, or even if, performance milestones will be reached, or the amount of contingent consideration payable based on future revenues, the maximum contingent consideration has not been included in the table above. Additionally, we may consider satisfying these commitments by issuing our stock or refinancing the commitments with cash, including cash obtained through the sale of our stock. Payments due to the former shareholders of Advanced Bionics in connection with our amended merger agreement are accrued as of December 31, 2007, and therefore, do not appear in the table above.

Certain of our equity investments give us the option to acquire the company in the future. Since it is not possible to estimate when, or even if, we will exercise our option to acquire these companies, we have not included these future potential payments in the table above.

At December 31, 2007, we had outstanding letters of credit and bank guarantees of approximately $110 million, as compared to approximately $90 million at December 31, 2006, which consisted primarily of financial lines of credit provided by banks and collateral for workers' compensation programs. We enter these letters of credit and bank guarantees in the normal course of business. As of December 31, 2007, none of the beneficiaries had drawn upon the letters of credit or guarantees. At this time, we do not believe we will be required to fund any amounts from the guarantees or letters of credit and, accordingly, we have not recognized a related liability in our consolidated balance sheets as of December 31, 2007 or 2006.

Critical Accounting Policies and Estimates

Our financial results are affected by the selection and application of accounting policies. We have adopted accounting policies to prepare our consolidated financial statements in conformity with U.S. GAAP. We describe these accounting polices in *Note A—Significant Accounting Policies* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K.

To prepare our consolidated financial statements in accordance with U.S. GAAP, management makes estimates and assumptions that may affect the reported amounts of our assets and liabilities, the disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of our revenue and expenses during the reporting period. Our actual results may differ from these estimates.

We consider estimates to be critical if (i) we are required to make assumptions about material matters that are uncertain at the time of estimation or if (ii) materially different estimates could have been made or it is reasonably likely that the accounting estimate will change from period to period. The following are areas requiring management's judgment that we consider critical:

Revenue Recognition

We generate revenue primarily from the sale of single-use medical devices. We consider revenue to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. We generally meet these criteria at the time of shipment, unless a consignment arrangement exists. We recognize revenue from consignment arrangements based on product usage, or implant, which indicates that the sale is complete. For all other transactions, we recognize revenue when title to the goods and risk of loss transfer to the customer, provided there are no substantive remaining performance obligations required of us or any matters requiring customer acceptance. For multiple-element arrangements, whereby the sale of devices is combined with future service obligations, we defer revenue on the undelivered element based on verifiable objective evidence of fair value, and recognize the associated revenue over the related service period.

We generally allow our customers to return defective, damaged and, in certain cases, expired products for credit. We base our estimate for sales returns upon historical trends and record the amount as a reduction to revenue when we sell the initial product. In addition, we may allow customers to return previously purchased products for next-generation product offerings; for these transactions, we defer recognition of revenue based upon an estimate of the amount of product to be returned when the next-generation products are shipped to the customer.

We offer sales rebates and discounts to certain customers. We treat sales rebates and discounts as a reduction of revenue and classify the corresponding liability as current. We estimate rebates for products where there is sufficient historical information available to predict the volume of expected future rebates. If we are unable to estimate the expected rebates reasonably, we record a liability for the maximum rebate percentage offered. We have entered certain agreements with group purchasing organizations to sell our products to participating hospitals at negotiated prices. We recognize revenue from these agreements following the same revenue recognition criteria discussed above.

Inventory Provisions

We base our provisions for excess, obsolete or expired inventory primarily on our estimates of forecasted net sales and production levels. A significant change in the timing or level of demand for our products as compared to forecasted amounts may result in recording additional provisions for excess, obsolete or expired inventory in the future. The industry in which we participate is characterized by rapid product development and frequent new product introductions. Uncertain timing of next-generation product approvals, variability in product launch strategies, product recalls and variation in product utilization all affect the estimates related to excess and obsolete inventory.

Valuation of Business Combinations

We allocate the amounts we pay for each acquisition to the assets we acquire and liabilities we assume based on their fair values at the dates of acquisition in accordance with FASB Statement No. 141, *Business Combinations,* including identifiable intangible assets and purchased research and development, which either arise from a contractual or legal right or are separable from goodwill. We base the fair value of identifiable intangible assets and purchased research and development on detailed valuations that use information and assumptions provided by management. We allocate any excess purchase price over the fair value of the net tangible and identifiable intangible assets acquired to goodwill. The use of alternative valuation assumptions, including estimated cash flows and discount rates, and alternative estimated useful life assumptions could result in different purchase price allocations, purchased research and development charges, and intangible asset amortization expense in current and future periods.

Purchased Research and Development

The valuation of purchased research and development represents the estimated fair value at the dates of acquisition related to in-process projects. Our purchased research and development represents the value of acquired in-process projects that have not yet reached technological feasibility and have no alternative future uses as of the date of acquisition. The primary basis for determining the technological feasibility of these projects is obtaining regulatory approval to market the underlying products in an applicable geographic region. We expense the value attributable to these in-process projects at the time of the acquisition. If the projects are not successful or completed in a timely manner, we may not realize the financial benefits expected for these projects or for the acquisitions as a whole. In addition, we record certain costs associated with our alliances as purchased research and development.

We use the income approach to determine the fair values of our purchased research and development. This approach calculates fair value by estimating the after-tax cash flows attributable to an in-process project over its useful life and then discounting these after-tax cash flows back to a present value. We base our revenue assumptions on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected levels of market share. In arriving at the value of the in-process projects, we consider, among other factors: the in-process projects' stage of completion; the complexity of the work completed as of the acquisition date; the costs already incurred; the projected costs to complete; the contribution of core technologies and other acquired assets; the expected introduction date; and the estimated useful life of the technology. We base the discount rate used to arrive at a present value as of the date of acquisition on the time value of money and medical technology investment risk factors. For the in-process projects acquired in connection with our recent acquisitions, we used the following ranges of risk-adjusted discount rates to discount our projected cash flows: 19 percent in 2007, 13 percent to 17 percent in 2006, and 18 percent to 27 percent in 2005. We believe that the estimated in-process research and development amounts so determined represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

Impairment of Intangible Assets

We review intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in their remaining useful life. In addition, we review our indefinite-lived intangible assets at least annually for impairment and reassess their classification as indefinite-lived assets. To test for impairment, we calculate the fair value of our indefinite-lived intangible assets and compare the calculated fair values to the respective carrying values. If the estimate of an intangible asset's remaining useful life is changed, we amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life.

Goodwill Impairment

Annually we test our goodwill balances during the second quarter of the year as of April 1, the beginning of our second quarter, using financial information available at that time. We test our goodwill balances more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. In performing the test, we utilize the two-step approach prescribed under FASB Statement No. 142, *Goodwill and Other Intangible Assets.* The first step requires a comparison of the carrying value of the reporting units, as defined, to the fair value of these units. In 2007 and 2006, we identified our ten domestic divisions, which in aggregate make up the U.S. reportable segment, and our three international operating segments as our reporting units for purposes of the goodwill impairment test. To derive the carrying value of our reporting units at the time of acquisition, we assign goodwill to the reporting units that we expect to benefit from the respective business combination. In addition, for purposes of performing our annual goodwill impairment test, assets and liabilities, including corporate assets, which relate to a reporting unit's operations, and would be considered in determining fair value, are allocated to the individual reporting units. We allocate assets and liabilities not directly related to a specific reporting unit, but from which the reporting unit benefits, based primarily on the respective revenue contribution of each reporting unit. If the carrying value of a reporting unit exceeds its fair value, we will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit's goodwill to its carrying value. If we were unable to complete the second step of the test prior to the issuance of our financial statements and an impairment loss was probable and could be reasonably estimated, we would recognize our best estimate of the loss in our June 30 interim financial statements and disclose that the amount is an estimate. We would then recognize any adjustment to that estimate in subsequent reporting periods, once we have finalized the second step of the impairment test.

Investments in Publicly Traded and Privately Held Entities

We account for investments in entities over which we have the ability to exercise significant influence under the equity method if we hold 50 percent or less of the voting stock. We account for investments in entities over which we do not have the ability to exercise significant influence under the cost method. Our determination of whether we have the ability to exercise significant influence over an entity requires judgment. We consider the guidance in APB Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock,* EITF Issue No. 03-16, *Accounting for Investments in Limited Liability Companies,* and EITF Topic D-46, *Accounting for Limited Partnership Investments,* in determining whether we have the ability to exercise significant influence over an entity.

We regularly review our investments for impairment indicators. If we determine that impairment exists and it is other-than-temporary, we recognize an impairment loss equal to the difference between an investment's carrying value and its fair value.

See *Note A—Significant Accounting Policies* and *Note F—Investments and Notes Receivable* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for a detailed analysis of our investments and our accounting treatment for our investment portfolio.

Income Taxes

We utilize the asset and liability method for accounting for income taxes. Under this method, we determine deferred tax assets and liabilities based on differences between the financial reporting and tax bases of our assets and liabilities. We measure deferred tax assets and liabilities using the enacted tax rates and laws that will be in effect when we expect the differences to reverse.

We recognized net deferred tax liabilities of $1.605 billion at December 31, 2007 and $2.201 billion at December 31, 2006. The liabilities relate primarily to deferred taxes associated with our acquisitions. The assets relate primarily to the establishment of inventory and product-related reserves, litigation and product liability reserves, purchased research and development, investment write-downs, net operating loss carryforwards and tax credit carryforwards. In light of our historical financial performance, we believe we will recover substantially all of these assets.

We reduce our deferred tax assets by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that we will not realize some portion or all of the deferred tax assets. We consider relevant evidence, both positive and negative, to determine the need for a valuation allowance. Information evaluated includes our financial position and results of operations for the current and preceding years, as well as an evaluation of currently available information about future years.

We do not provide income taxes on unremitted earnings of our foreign subsidiaries where we have indefinitely reinvested such earnings in our foreign operations. It is not practical to estimate the amount of income taxes payable on the earnings that are indefinitely reinvested in foreign operations. Unremitted earnings of our foreign subsidiaries that we have indefinitely reinvested offshore are $7.804 billion at December 31, 2007 and $7.186 billion at December 31, 2006.

We provide for potential amounts due in various tax jurisdictions. In the ordinary course of conducting business in multiple countries and tax jurisdictions, there are many transactions and calculations where the ultimate tax outcome is uncertain. Judgment is required in determining our worldwide income tax provision. In our opinion, we have made adequate provisions for income taxes for all years subject to audit. Although we believe our estimates are reasonable, we can make no assurance that the final tax outcome of these matters will not be different from that which we have reflected in our historical income tax provisions and accruals. Such differences could have a material impact on our income tax provision and operating results in the period in which we make such determination.

See *Note K—Income Taxes* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for a detailed analysis of our income tax accounting.

Legal, Product Liability Costs and Securities Claims

We are involved in various legal and regulatory proceedings, including intellectual property, breach of contract, securities litigation and product liability suits. In some cases, the claimants seek damages, as well as other relief, which, if granted, could require significant expenditures or impact our ability to sell our products. We are substantially self-insured with respect to general and product liability claims. We maintain insurance policies providing limited coverage against securities claims. We record losses for claims in excess of purchased insurance in earnings at the time and to the extent they are probable and estimable. In accordance with FASB Statement No. 5, *Accounting for Contingencies,* we accrue anticipated costs of settlement, damages, losses for general product liability claims and, under certain conditions, costs of defense, based on historical experience or to the extent specific losses are probable and estimable. Otherwise, we expense these costs as incurred. If the estimate of a probable loss is a range and no amount within the range is more likely, we accrue the minimum amount of the range.

Our accrual for legal matters that are probable and estimable was $994 million at December 31, 2007 and $485 million at December 31, 2006. The amounts accrued represent primarily accrued amounts related to assumed Guidant litigation and product liability claims recorded as part of the purchase price, as well as amounts associated with on-going patent litigation involving our Interventional Cardiology business. See further discussion of our material legal proceedings in *Item 3. Legal Proceedings* and *Note L—Commitments and Contingencies* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for further discussion of our individual material legal proceedings.

New Accounting Standards

Standards Implemented

Interpretation No. 48

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* to create a single model to address accounting for uncertainty in tax positions. We adopted Interpretation No. 48 as of the first quarter of 2007. Interpretation No. 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return, as well as enhanced disclosures regarding uncertainties in income tax positions, including a roll forward of tax benefits taken that do not qualify for financial statement recognition. Refer to *Note K—Income Taxes* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for more information regarding our application of Interpretation No. 48 and its impact on our consolidated financial statements.

Statement No. 158

In September 2006, the FASB issued Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* which amends Statements Nos. 87, 88, 106 and 132(R). Statement No. 158 requires recognition of the funded status of a benefit plan in the consolidated statements of financial position, as well as the recognition of certain gains and losses that arise during the period, but are deferred under pension accounting rules, in other comprehensive income (loss). We adopted Statement No. 158 in 2006. Refer to *Note A—Significant Accounting Policies* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for more information on our pension and other postretirement plans.

Issue No. 06-3

In June 2006, the FASB ratified EITF Issue No. 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).* The scope of this consensus includes any taxes assessed by a governmental authority that are directly imposed on a revenue producing transaction between a seller and a customer and may include, but are not limited to: sales, use, value-added, and some excise taxes. Per Issue No. 06-3, the presentation of these taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed. We present sales net of sales taxes in our consolidated statements of operations. We adopted Issue No. 06-3 as of the first quarter of 2007. No change of presentation has resulted from our adoption.

Statement No. 123(R)

In December 2004, the FASB issued statement No. 123(R), *Share-Based Payment,* which is a revision of Statement No. 123, *Accounting for Stock-Based Compensation.* Statement No. 123(R) supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and amends FASB Statement No. 95, *Statement of Cash Flows.* We adopted Statement No. 123(R) as of January 1, 2006. Refer to *Note N—Stock Ownership Plans* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for discussion of our adoption of the standard and its impact on our consolidated financial statements.

New Standards to be Implemented

Statement No. 141(R)

In December 2007, the FASB issued Statement No. 141(R), *Business Combinations,* a replacement for Statement No. 141. The Statement retains the fundamental requirements of Statement No. 141, but requires the recognition of all assets acquired and liabilities assumed in a business combination at their fair values as of the acquisition date. It also requires the recognition of assets acquired and liabilities assumed arising from contractual contingencies at their acquisition date fair values. Additionally, Statement No. 141(R) supersedes FASB Interpretation No. 4, *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method,* which required research and development assets acquired in a business combination that had no alternative future use to be measured at their fair values and expensed at the acquisition date. Statement No. 141(R) now requires that purchased research and development be recognized as an intangible asset. We are required to adopt Statement No. 141(R) prospectively for any acquisitions on or after January 1, 2009.

Statement No. 157

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. Statement No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. Statement No. 157 does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. We are required to apply the provisions of Statement No. 157 prospectively as of January 1, 2008, and recognize any transition adjustment as a cumulative-effect adjustment to the opening balance of retained earnings. We are in the process of determining the effect of adoption of Statement No. 157, but we do not believe its adoption will materially impact our future results of operations or financial position.

Statement No. 159

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115*, which allows an entity to elect to record financial assets and liabilities at fair value upon their initial recognition on a contract-by-contract basis. Subsequent changes in fair value would be recognized in earnings as the changes occur. We will adopt Statement No. 159 beginning in the first quarter of 2008. We are currently evaluating the impact that the adoption of Statement No. 159 will have on our consolidated financial statements, but we do not believe its adoption will materially impact our future results of operations or financial position.

Management's Report on Internal Control over Financial Reporting

As the management of Boston Scientific Corporation, we are responsible for establishing and maintaining adequate internal control over financial reporting. We designed our internal control system to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of our financial statements.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment, we believe that, as of December 31, 2007, our internal control over financial reporting is effective at a reasonable assurance level based on these criteria.

Ernst & Young LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of our internal control over financial reporting. This report in which they expressed an unqualified opinion is included below.

/s/ James R. Tobin

James R. Tobin
President and Chief Executive Officer

/s/ Sam R. Leno

Sam R. Leno
Executive Vice President—Finance & Information Systems and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Boston Scientific Corporation:

We have audited Boston Scientific Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Boston Scientific Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Boston Scientific Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Boston Scientific Corporation as of December 31, 2007 and December 31, 2006 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007 of Boston Scientific Corporation and our report dated February 25, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 25, 2008

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We develop, manufacture and sell medical devices globally and our earnings and cash flow are exposed to market risk from changes in currency exchange rates and interest rates. We address these risks through a risk management program that includes the use of derivative financial instruments. We operate the program pursuant to documented corporate risk management policies. We do not enter derivative transactions for speculative purposes. Gains and losses on derivative financial instruments substantially offset losses and gains on underlying hedged exposures. Furthermore, we manage our exposure to counterparty nonperformance on derivative instruments by entering into contracts with a diversified group of major financial institutions and by monitoring outstanding positions.

Our currency risk consists primarily of foreign currency denominated firm commitments, forecasted foreign currency denominated intercompany and third party transactions and net investments in certain subsidiaries. We use both nonderivative (primarily European manufacturing operations) and derivative instruments to manage our earnings and cash flow exposure to changes in currency exchange rates. We had currency derivative instruments outstanding in the contract amount of $4.135 billion at December 31, 2007 and $3.413 billion at December 31, 2006. We recorded $19 million of other assets and $118 million of other liabilities to recognize the fair value of these derivative instruments at December 31, 2007 as compared to $71 million of other assets and $27 million of other liabilities at December 31, 2006. A ten percent appreciation in the U.S. dollar's value relative to the hedged currencies would increase the derivative instruments' fair value by $293 million at December 31, 2007 and by $112 million at December 31, 2006. A ten percent depreciation in the U.S. dollar's value relative to the hedged currencies would decrease the derivative instruments' fair value by $355 million at December 31, 2007 and by $134 million at December 31, 2006. Any increase or decrease in the fair value of our currency exchange rate sensitive derivative instruments would be substantially offset by a corresponding decrease or increase in the fair value of the hedged underlying asset, liability or forecasted transaction.

Our interest rate risk relates primarily to U.S. dollar borrowings partially offset by U.S. dollar cash investments. We use interest rate derivative instruments to manage the risk of interest rate changes either by converting floating-rate borrowings into fixed-rate borrowings or fixed-rate borrowings into floating-rate borrowings. We had interest rate derivative instruments outstanding in the notional amount of $1.5 billion at December 31, 2007 and $2.0 billion at December 31, 2006. The notional amount decrease is due to quarterly hedge reductions of $250 million beginning in September 2007 and ending in June 2009. We recorded $17 million of other liabilities to recognize the fair value of our interest rate derivative instruments at December 31, 2007 as compared to $11 million at December 31, 2006. A one-percentage point increase in interest rates would increase the derivative instruments' fair value by $9 million at December 31, 2007, as compared to an increase of $26 million at December 31, 2006. A one-percentage point decrease in interest rates would decrease the derivative instruments' fair value by $9 million at December 31, 2007 as compared to a decrease of $26 million at December 31, 2006. Any increase or decrease in the fair value of our interest rate derivative instruments would be substantially offset by a corresponding decrease or increase in the fair value of the hedged interest payments related to the hedged term loan. At December 31, 2007, $5.433 billion of our outstanding debt obligations was at fixed interest rates, representing 66 percent of our total debt and 81 percent of our net debt balance.

See *Note I—Financial Instruments* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for detailed information regarding our derivative financial instruments.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Boston Scientific Corporation:

We have audited the accompanying consolidated balance sheets of Boston Scientific Corporation as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Boston Scientific Corporation at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in notes K and Q to the accompanying consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* As discussed in notes N and Q to the accompanying consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Boston Scientific Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 25, 2008

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)

Year Ended December 31,	2007	2006	2005
Net sales	$ 8,357	$ 7,821	$6,283
Cost of products sold	2,342	2,207	1,386
Gross profit	**6,015**	**5,614**	**4,897**
Operating expenses			
Selling, general and administrative expenses	2,909	2,675	1,814
Research and development expenses	1,091	1,008	680
Royalty expense	202	231	227
Amortization expense	641	530	152
Purchased research and development	85	4,119	276
Restructuring charges	176		
Litigation-related charges	365		780
Loss on assets held for sale	560		
	6,029	8,563	3,929
Operating (loss) income	(14)	(2,949)	968
Other income (expense)			
Interest expense	(570)	(435)	(90)
Fair-value adjustment for the sharing of proceeds feature of the Abbott Laboratories stock purchase	(8)	(95)	
Other, net	23	(56)	13
(Loss) income before income taxes	(569)	(3,535)	891
Income tax (benefit) expense	(74)	42	263
Net (loss) income	**$ (495)**	**$ (3,577)**	**$ 628**
Net (loss) income per common share			
Basic	$ (0.33)	$ (2.81)	$ 0.76
Assuming dilution	$ (0.33)	$ (2.81)	$ 0.75
Weighted-average shares outstanding:			
Basic	1,486.9	1,273.7	825.8
Assuming dilution	1,486.9	1,273.7	837.6

(See notes to the consolidated financial statements)

CONSOLIDATED BALANCE SHEETS
(in millions)

As of December 31,	2007	2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,452	$ 1,668
Trade accounts receivable, net	1,502	1,388
Inventories	725	684
Deferred income taxes	679	369
Assets held for sale	1,099	1,447
Prepaid expenses and other current assets	464	474
Total current assets	**$ 5,921**	**$ 6,030**
Property, plant and equipment, net	1,735	1,644
Investments	317	596
Other assets	157	234
Intangible assets		
Goodwill	15,103	13,996
Core and developed technology, net	6,978	7,330
Patents, net	322	319
Other intangible assets, net	664	733
Total intangible assets	**23,067**	**22,378**
Total assets	**$31,197**	**$30,882**

(See notes to the consolidated financial statements)

CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

As of December 31,	2007	2006
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current debt obligations	$ 256	$ 7
Accounts payable	139	204
Accrued expenses	2,541	1,816
Income taxes payable	122	413
Liabilities associated with assets held for sale	39	52
Other current liabilities	153	139
Total current liabilities	**$ 3,250**	**$ 2,631**
Long-term debt	7,933	8,895
Deferred income taxes	2,284	2,570
Other long-term liabilities	2,633	1,488
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $ .01 par value—authorized 50,000,000 shares, none issued and outstanding		
Common stock, $ .01 par value—authorized 2,000,000,000 shares and issued 1,491,234,911 shares at December 31, 2007 and 1,486,403,445 shares at December 31, 2006	15	15
Additional paid-in capital	15,788	15,792
Deferred cost, ESOP	(22)	(58)
Treasury stock, at cost—11,728,643 shares at December 31, 2006		(334)
Retained deficit	(693)	(174)
Accumulated other comprehensive income (loss), net of tax		
Foreign currency translation adjustment	54	16
Unrealized gain on available-for-sale securities	16	16
Unrealized (loss) gain on derivative financial instruments	(59)	32
Unrealized costs associated with certain retirement plans	(2)	(7)
Total stockholders' equity	**15,097**	**15,298**
	$31,197	**$30,882**

(See notes to the consolidated financial statements)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions, except share data)

	Common Stock				Deferred Cost, ESOP					
	Shares Issued	Par Value	Additional Paid-In Capital	Deferred Compensation	Shares	Amount	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Balance at December 31, 2004	844,565,292	$ 8	$ 1,633	$ (2)			$(320)	$2,790	$(84)	
Comprehensive income										
Net income								628		$ 628
Other comprehensive income (loss), net of tax										
Foreign currency translation adjustment									(37)	(37)
Net change in equity investments									24	24
Net change in derivative financial instruments									118	118
Issuance of common stock			(113)				207			
Common stock issued for acquisitions			(5)				129			
Issuance of restricted stock, net of cancellations			114	(115)			1			
Repurchases of common stock							(734)			
Excess tax benefit related to stock options			28							
Step-up accounting adjustment for certain investments								(8)		
Amortization of deferred compensation			1	19						
Balance at December 31, 2005	844,565,292	8	1,658	(98)			(717)	3,410	21	$ 733
Comprehensive income										
Net loss								(3,577)		$(3,577)
Other comprehensive income (loss), net of tax										
Foreign currency translation adjustment									87	87
Net change in equity investments									(10)	(10)
Net change in derivative financial instruments									(35)	(35)
Net change in certain retirement amounts									(6)	(6)
Issuance of shares of common stock for Guidant acquisition	577,206,996	6	12,508							
Conversion of outstanding Guidant stock options			450							
Issuance of shares of common stock to Abbott	64,631,157	1	1,399							
Issuance of common stock			(238)				383			
Excess tax benefit related to stock options			7							
Reversal of deferred compensation in accordance with SFAS 123(R)			(98)	98						
Stock-compensation, including amounts capitalized to inventory			115							
Step-up accounting adjustment for certain investments								(7)		
Acquired 401(k) ESOP for legacy Guidant employees					3,794,965	$(86)				
401 (k) ESOP transactions			(9)		(1,237,662)	28				
Balance at December 31, 2006	1,486,403,445	15	15,792		2,557,303	(58)	(334)	(174)	57	$(3,541)
Comprehensive income										
Net loss								(495)		$ (495)
Other comprehensive income (loss), net of tax										
Foreign currency translation adjustment									38	38
Net change in equity investments										
Net change in derivative financial instruments									(91)	(91)
Net change in certain retirement amounts									5	5
Cumulative effect adjustment for adoption of Interpretation No. 48								(26)		
Issuance of common stock	4,831,466		(65)				192			
Common stock issued for acquisitions			(52)				142			
Excess tax benefit related to stock options			2							
Stock-compensation, including amounts capitalized to inventory			124							
401 (k) ESOP transactions			(13)		(1,605,737)	36				
Other								2		
Balance at December 31, 2007	1,491,234,911	$15	$15,788		951,566	$(22)		$ (693)	$ 9	$ (543)

(See notes to the consolidated financial statements)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

Year Ended December 31,	2007	2006	2005
Operating Activities			
Net (loss) income	$ (495)	$(3,577)	$ 628
Adjustments to reconcile net (loss) income to cash provided by operating activities:			
Depreciation and amortization	939	781	314
Deferred income taxes	(386)	(420)	4
Stock-compensation expense	122	113	19
Excess tax benefit relating to stock options			28
Net loss on investments and notes receivable	59	112	37
Purchased research and development	85	4,119	276
Loss on assets held for sale	560		
Step-up value of acquired inventory sold		267	
Fair-value adjustment for sharing of proceeds feature of Abbott stock purchase	8	95	
Increase (decrease) in cash flows from operating assets and liabilities, excluding the effect of acquisitions and assets held for sale:			
Trade accounts receivable	(72)	64	(24)
Inventories	(30)	(53)	(77)
Prepaid expenses and other assets	(43)	79	(100)
Accounts payable and accrued expenses	45	(1)	(162)
Income taxes payable and other liabilities	125	234	(51)
Other, net	17	32	11
Cash provided by operating activities	934	1,845	903
Investing Activities			
Property, plant and equipment			
Purchases	(363)	(341)	(341)
Proceeds on disposals	30	18	19
Marketable securities			
Purchases			(56)
Proceeds from maturities		159	241
Acquisitions			
Payments for acquisitions of businesses, net of cash acquired	(13)	(8,686)	(178)
Payments relating to prior year acquisitions	(248)	(397)	(33)
Other investing activity			
Purchases of publicly traded equity securities	(2)		(52)
Payments for investments in privately-held companies and acquisitions of certain technologies	(121)	(98)	(156)
Proceeds from sales of investments in, and collections of notes receivable from, investment portfolio companies	243	33	5
Cash used for investing activities	(474)	(9,312)	(551)
Financing Activities			
Debt			
Net payments on commercial paper		(149)	(131)
Payments on notes payable, capital leases and long-term borrowings	(1,000)	(1,510)	(508)
Proceeds from notes payable and long-term borrowings, net of debt issuance costs		8,544	739
Net proceeds from (payments on) borrowings on credit and security facilities	246	3	(413)
Equity			
Repurchases of common stock			(734)
(Payments) proceeds related to issuance of shares of common stock to Abbott	(60)	1,400	
Proceeds from issuances of shares of common stock	132	145	94
Excess tax benefit relating to stock options	2	7	
Other, net		(1)	(1)
Cash (used for) provided by financing activities	(680)	8,439	(954)
Effect of foreign exchange rates on cash	4	7	(5)
Net (decrease) increase in cash and cash equivalents	(216)	979	(607)
Cash and cash equivalents at beginning of year	1,668	689	1,296
Cash and cash equivalents at end of year	**$ 1,452**	**$ 1,668**	**$ 689**

(See notes to the consolidated financial statements)

SUPPLEMENTAL INFORMATION

Year Ended December 31,	2007	2006	2005
Cash paid for income taxes	$475	$ 199	$350
Cash paid for interest	543	383	87
Non-cash investing activities:			
Stock and stock equivalents issued for acquisitions	$ 90	$12,964	$124
Non-cash financing activities:			
Capital lease arrangements	$ 31		

(See notes to the consolidated financial statements)

Note A – Significant Accounting Policies

Principles of Consolidation

Our consolidated financial statements include the accounts of Boston Scientific Corporation and our subsidiaries, all of which we wholly own. We consider the principles of Financial Accounting Standards Board (FASB) Interpretation No. 46(R), *Consolidation of Variable Interest Entities* and Accounting Research Bulletin No. 51, *Consolidation of Financial Statements*, when evaluating whether an entity is subject to consolidation. We assess the terms of our investment interests in entities to determine if any of our investees meet the definition of a variable interest entity (VIE) under Interpretation No. 46(R). We consolidate any VIEs in which we are the primary beneficiary. Our evaluation considers both qualitative and quantitative factors and various assumptions, including expected losses and residual returns. As of December 31, 2007, we did not consolidate any VIEs. We account for investments in companies over which we have the ability to exercise significant influence under the equity method if we hold 50 percent or less of the voting stock.

On April 21, 2006, we consummated our acquisition of Guidant Corporation. We consolidated Guidant's operating results with those of Boston Scientific beginning on the date of the acquisition. See *Note C—Acquisitions* for further details regarding the transaction.

Reclassifications

We have reclassified certain prior year amounts to conform to the current year's presentation, including amounts for prior years included in the consolidated balance sheets with respect to assets held for sale and associated liabilities, as well as *Note B—Supplemental Balance Sheet Information, Note D—Goodwill and Other Intangible Assets,* and *Note P—Segment Reporting.*

Accounting Estimates

To prepare our consolidated financial statements in accordance with U.S. GAAP, management makes estimates and assumptions that may affect the reported amounts of our assets and liabilities, the disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of our revenues and expenses during the reporting period. Our actual results may differ from these estimates.

Cash, Cash Equivalents and Marketable Securities

We record cash and cash equivalents in our consolidated balance sheets at cost, which approximates fair value. We consider all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents.

We invest excess cash in high-quality marketable securities consisting primarily of bank time deposits. We record available-for-sale investments at fair value. We exclude unrealized gains and temporary losses on available-for-sale securities from earnings and report such gains and losses, net of tax, as a separate component of stockholders' equity until realized. We compute realized gains and losses on sales of available-for-sale securities based on the average cost method, adjusted for any other-than-temporary declines in fair value. We record held-to-maturity securities at amortized cost and adjust for amortization of premiums and accretion of discounts to maturity. We classify investments in debt securities or equity securities that have a readily determinable fair value that we purchase and hold principally for selling them in the near term as trading securities. All of our cash investments at December 31, 2007 and 2006 had maturity dates at date of purchase of less than three months and, accordingly, we have classified them as cash and cash equivalents. Interest income earned from cash and cash equivalent investments was $79 million in 2007, $67 million in 2006, and $36 million in 2005.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, derivative financial instrument contracts and accounts and notes receivable. Our investment policy limits exposure to concentrations of credit risk and changes in market conditions. Counterparties to financial instruments expose us to credit-related losses in the event of nonperformance. We transact our financial instruments with a diversified group of major financial institutions and monitor outstanding positions to limit our credit exposure.

We provide credit, in the normal course of business, to hospitals, healthcare agencies, clinics, doctors' offices and other private and governmental institutions. We perform on-going credit evaluations of our customers and maintain allowances for potential credit losses.

Revenue Recognition

We generate revenue primarily from the sale of single-use medical devices. We consider revenue to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable;

and collectibility is reasonably assured. We generally meet these criteria at the time of shipment, unless a consignment arrangement exists. We recognize revenue from consignment arrangements based on product usage, or implant, which indicates that the sale is complete. For all other transactions, we recognize revenue when title to the goods and risk of loss transfer to the customer, provided there are no substantive remaining performance obligations required of us or any matters requiring customer acceptance. For multiple-element arrangements, whereby the sale of devices is combined with future service obligations, we defer revenue on the undelivered element based on verifiable objective evidence of fair value, and recognize the associated revenue over the related service period.

We generally allow our customers to return defective, damaged and, in certain cases, expired products for credit. We base our estimate for sales returns upon historical trends and record the amount as a reduction to revenue when we sell the initial product. In addition, we may allow customers to return previously purchased products for next-generation product offerings; for these transactions, we defer recognition of revenue based upon an estimate of the amount of product to be returned when the next-generation products are shipped to the customer.

We offer sales rebates and discounts to certain customers. We treat sales rebates and discounts as a reduction of revenue and classify the corresponding liability as current. We estimate rebates for products where there is sufficient historical information available to predict the volume of expected future rebates. If we are unable to estimate the expected rebates reasonably, we record a liability for the maximum rebate percentage offered. We have entered certain agreements with group purchasing organizations to sell our products to participating hospitals at negotiated prices. We recognize revenue generated from these agreements following the same revenue recognition criteria discussed above.

Inventories

We state inventories at the lower of first-in, first-out cost or market. We base our provisions for excess, obsolete or expired inventory primarily on our estimates of forecasted net sales and production levels. A significant change in the timing or level of demand for our products as compared to forecasted amounts may result in recording additional provisions for excess, obsolete or expired inventory in the future. The industry in which we participate is characterized by rapid product development and frequent new product introductions. Uncertain timing of next-generation product approvals, variability in product launch strategies, product recalls and variation in product utilization all affect the estimates related to excess and obsolete inventory. We record provisions for inventory located in our manufacturing and distribution facilities as cost of sales. We charge consignment inventory write-downs to selling, general and administrative expense. These write-downs approximated $35 million in 2007, $24 million in 2006, and $15 million in 2005. Inventories under consignment arrangements were approximately $78 million at December 31, 2007 and $47 million at December 31, 2006.

Property, Plant and Equipment

We state property, plant, equipment, and leasehold improvements at historical cost. We charge expenditures for maintenance and repairs to expense and capitalize additions and improvements. We generally provide for depreciation using the straight-line method at rates that approximate the estimated useful lives of the assets. We depreciate buildings and improvements over a 20 to 40 year life; equipment, furniture and fixtures over a three to seven year life; and leasehold improvements over the shorter of the useful life of the improvement or the term of the lease. We present assets under capital lease arrangements with property, plant and equipment in the accompanying consolidated balance sheets.

Valuation of Business Combinations

We record intangible assets acquired in business combinations under the purchase method of accounting. We allocate the amounts we pay for each acquisition to the assets we acquire and liabilities we assume based on their fair values at the dates of acquisition in accordance with FASB Statement No. 141, *Business Combinations*, including identifiable intangible assets and purchased research and development, which either arise from a contractual or legal right or are separable from goodwill. We base the fair value of identifiable intangible assets and purchased research and development on detailed valuations that use information and assumptions provided by management. We allocate any excess purchase price over the fair value of the net tangible and identifiable intangible assets acquired to goodwill. In circumstances where the amounts assigned to assets acquired and liabilities assumed exceeds the cost of the acquired entity and the purchase agreement does not provide for contingent consideration that might result in an additional element of cost of the acquired entity that equals or exceeds the excess of fair value over cost, the excess is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets, including purchased research and development, except for a) financial assets, other than investments, accounted for under the equity method, b) assets to be disposed of by sale, c) deferred tax assets, d) prepaid assets relating to pension or other postretirement benefit plans and e) any other current assets. In those circumstances where an acquisition involves contingent consideration, we recognize an amount equal to the lesser of the maximum amount of the contingent payment or the excess of fair value over cost as a liability. As of December 31, 2007, the cost of each of our acquired entities exceeded the fair value amounts assigned to assets acquired and liabilities assumed.

Purchased Research and Development

Our purchased research and development represents the estimated fair value of acquired in-process projects that have not yet reached technological feasibility and have no alternative future use as of the date of acquisition. The primary basis for determining the technological feasibility of these projects is obtaining regulatory approval to market the underlying products in an applicable geographic region. We expense the value attributable to these in-process projects at the time of the acquisition. If the projects are not successful or completed in a timely manner, we may not realize the financial benefits expected for these projects or for the acquisitions as a whole. In addition, we record certain costs associated with our alliances as purchased research and development.

We use the income approach to determine the fair values of our purchased research and development. This approach calculates fair value by estimating the after-tax cash flows attributable to an in-process project over its useful life and then discounting these after-tax cash flows back to a present value. We base our revenue assumptions on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected levels of market share. In arriving at the value of the in-process projects, we consider, among other factors: the in-process projects' stage of completion; the complexity of the work completed as of the acquisition date; the costs already incurred; the projected costs to complete; the contribution of core technologies and other acquired assets; the expected introduction date; and the estimated useful life of the technology. We base the discount rate used to arrive at a present value as of the date of acquisition on the time value of money and medical technology investment risk factors. For the in-process projects acquired in connection with our recent acquisitions, we used the following ranges of risk-adjusted discount rates to discount our projected cash flows: 19 percent in 2007, 13 percent to 17 percent in 2006, and 18 percent to 27 percent in 2005. We believe that the estimated in-process research and development amounts so determined represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

Amortization and Impairment of Intangible Assets

We record intangible assets at historical cost. We amortize our intangible assets using the straight-line method over their estimated useful lives, as follows: patents and licenses, two to 20 years; definite-lived core and developed technology, five to 25 years; customer relationships, five to 25 years; other intangible assets, various. We review intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life. Conditions that would indicate impairment and trigger a more frequent impairment assessment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset, or an adverse action or assessment by a regulator. If an impairment indicator exists, and the carrying value of an asset exceeds its undiscounted cash flows, we write down the carrying value of the intangible asset to its fair value in the period identified. We calculate fair value generally as the present value of estimated future cash flows we expect to generate from the asset using a risk-adjusted discount rate. We record impairments of intangible assets as amortization expense in our consolidated statements of operations. In addition, we review our indefinite-lived intangible assets at least annually for impairment and reassess their classification as indefinite-lived assets. To test for impairment, we calculate the fair value of our indefinite-lived intangible assets and compare the calculated fair values to the respective carrying values. If the estimate of an intangible asset's remaining useful life is changed, we amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life.

For patents developed internally, we capitalize costs incurred to obtain patents, including attorney fees, registration fees, consulting fees, and other expenditures directly related to securing the patent. We amortize these costs generally over a period of 17 years utilizing the straight-line method, commencing when the related patent is issued. Legal costs incurred in connection with the successful defense of both internally developed patents and those obtained through our acquisitions are capitalized and amortized over the remaining amortizable life of the related patent.

Goodwill Impairment

Annually we test our goodwill balances during the second quarter of the year as of April 1, the beginning of our second quarter, using financial information available at that time. We test our goodwill balances more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. In performing the test, we utilize the two-step approach prescribed under FASB Statement No. 142, *Goodwill and Other Intangible Assets.* The first step requires a comparison of the carrying value of the reporting units, as defined, to the fair value of these units. In 2007 and 2006, we identified our ten domestic divisions, which in aggregate make up the U.S. reportable segment, and our three international operating segments as our reporting units for purposes of the goodwill impairment test. At the time of acquisition, we assign goodwill to the reporting units that we expect to benefit from the respective business combination. In addition, for purposes of performing our annual goodwill impairment test, assets and liabilities, including corporate assets, which relate to a reporting unit's operations, and would be considered in determining fair value, are allocated to the individual reporting units. We allocate assets and liabilities not directly related to a specific reporting unit, but from which the reporting unit benefits, based primarily on the respective revenue contribution of each reporting unit. If the carrying value of a reporting unit exceeds its fair value, we will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit's goodwill to its carrying value. If we were unable to complete the second step of the test prior to the issuance of our financial statements and an impairment loss was probable and could be reasonably estimated, we would recognize our best estimate of the loss in our June 30 interim financial statements and disclose that the amount is an estimate. We would then recognize any adjustment to that estimate in subsequent reporting periods, once we finalized the second step of the impairment test.

Investments in Publicly Traded and Privately Held Entities

We account for our publicly traded investments as available-for-sale securities based on the quoted market price at the end of the reporting period. We compute realized gains and losses on sales of available-for-sale securities based on the average cost method, adjusted for any other-than-temporary declines in fair value. We account for our investments for which fair value is not readily determinable in accordance with Accounting Principles Board (APB) Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock,* Emerging Issues Task Force (EITF) Issue No. 02-14, *Whether an Investor Should Apply the Equity Method of Accounting to Investments other than Common Stock* and FASB Staff Position Nos. 115-1 and 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.*

We account for investments in entities over which we have the ability to exercise significant influence under the equity method if we hold 50 percent or less of the voting stock. We account for investments in entities over which we do not have the ability to exercise significant influence under the cost method. Our determination of whether we have the ability to exercise significant influence over an entity requires judgment. We consider the guidance in Opinion No. 18, EITF Issue No. 03-16, *Accounting for Investments in Limited Liability Companies,* and EITF Topic D-46, *Accounting for Limited Partnership Investments,* in determining whether we have the ability to exercise significant influence over an entity.

For investments accounted for under the equity method, we record the investment initially at cost, and adjust the carrying amount to reflect our share of the earnings or losses of the investee, including all adjustments similar to those made in preparing consolidated financial statements.

Each reporting period, we evaluate our investments to determine if there are any events or circumstances that are likely to have a significant adverse effect on the fair value of the investment. Examples of such impairment indicators include, but are not limited to: a significant deterioration in earnings performance; a significant adverse change in the regulatory, economic or technological environment of an investee; or a significant doubt about an investee's ability to continue as a going concern. If we identify an impairment indicator, we will estimate the fair value of the investment and compare it to its carrying value. Our estimation of fair value considers all available financial information related to the investee, including valuations based on recent third-party equity investments in the investee. If the fair value of the investment is less than its carrying value, the investment is impaired and we make a determination as to whether the impairment is other-than-temporary. We deem impairment to be other-than-temporary unless we have the ability and intent to hold an investment for a period sufficient for a market recovery up to the carrying value of the investment. Further, evidence must indicate that the carrying value of the investment is recoverable within a reasonable period. For other-than-temporary impairments, we recognize an impairment loss equal to the difference between an investment's carrying value and its fair value. Impairment losses on these investments are included in other, net in our consolidated statements of operations.

Income Taxes

We utilize the asset and liability method of accounting for income taxes. Under this method, we determine deferred tax assets and liabilities based on differences between the financial reporting and tax bases of our assets and liabilities. We measure deferred tax assets and liabilities using the enacted tax rates and laws that will be in effect when we expect the differences to reverse.

We recognized net deferred tax liabilities of $1.605 billion at December 31, 2007 and $2.201 billion at December 31, 2006. The liabilities relate primarily to deferred taxes associated with our acquisitions. The assets relate primarily to the establishment of inventory and product-related reserves, litigation and product liability reserves, purchased research and development, investment write-downs, net operating loss carryforwards and tax credit carryforwards. In light of our historical financial performance, we believe we will recover substantially all of these assets. We reduce our deferred tax assets by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that we will not realize some portion or all of the deferred tax assets. We consider relevant evidence, both positive and negative, to determine the need for a valuation allowance. Information evaluated includes our financial position and results of operations for the current and preceding years, as well as an evaluation of currently available information about future years.

We do not provide income taxes on unremitted earnings of our foreign subsidiaries where we have indefinitely reinvested such earnings in our foreign operations. It is not practical to estimate the amount of income taxes payable on the earnings that are indefinitely reinvested in foreign operations. Unremitted earnings of our foreign subsidiaries that we have indefinitely reinvested offshore are $7.804 billion at December 31, 2007 and $7.186 billion at December 31, 2006.

We provide for potential amounts due in various tax jurisdictions. In the ordinary course of conducting business in multiple countries and tax jurisdictions, there are many transactions and calculations where the ultimate tax outcome is uncertain. Judgment is required in determining our worldwide income tax provision. In our opinion, we have made adequate provisions for income taxes for all years subject to audit. Although we believe our estimates are reasonable, we can make no assurance that the final tax outcome of these matters will not be different from that which we have reflected in our historical income tax provisions and accruals. Such differences could have a material impact on our income tax provision and operating results in the period in which we make such determination.

Legal, Product Liability Costs and Securities Claims

We are involved in various legal and regulatory proceedings, including intellectual property, breach of contract, securities litigation and product liability suits. In some cases, the claimants seek damages, as well as other relief, which, if granted, could require significant expenditures or impact our ability to sell our products. We are substantially self-insured with respect to general and product liability claims. We maintain insurance policies providing limited coverage against securities claims. We record losses for claims in excess of purchased insurance in earnings at the time and to the extent they are probable and estimable. In accordance with FASB Statement No. 5, *Accounting for Contingencies*, we accrue anticipated costs of settlement, damages, losses for product liability claims and, under certain conditions, costs of defense, based on historical experience or to the extent specific losses are probable and estimable. Otherwise, we expense these costs as incurred. If the estimate of a probable loss is a range and no amount within the range is more likely, we accrue the minimum amount of the range. See *Note L—Commitments and Contingencies* for further discussion of our individual material legal proceedings.

Warranty Obligations

We estimate the costs that we may incur under our warranty programs based on historical experience and record a liability at the time our products are sold. Factors that affect our warranty liability include the number of units sold, the historical and anticipated rates of warranty claims and the cost per claim. We record a reserve equal to the costs to repair or otherwise satisfy the claim. We regularly assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. Changes in our product warranty obligations during the years ended December 31, 2007 and 2006 consisted of the following (in millions):

Balance at January 1, 2006	**$12**
Guidant warranty provision assumed	50
Warranty claims provision	28
Settlements made	(30)
Balance at December 31, 2006	**60**
Warranty claims provision	23
Settlements made	(17)
Balance at December 31, 2007	**$66**

Costs Associated with Exit Activities

We record employee termination costs in accordance with FASB Statement No. 112, *Employer's Accounting for Postemployment Benefits,* if we pay the benefits as part of an on-going benefit arrangement, which includes benefits provided as part of our domestic severance policy or that we provide in accordance with international statutory requirements. We accrue employee termination costs associated with an on-going benefit arrangement if the obligation is attributable to prior services rendered, the rights to the benefits have vested and the payment is probable and we can reasonably estimate the liability. We account for employee termination benefits that represent a one-time benefit in accordance with FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* We record such costs into expense when management approves and commits to a plan of termination, and communicates the termination arrangement to the employees, or over the future service period, if any. In addition, in conjunction with an exit activity, we may offer voluntary termination benefits to employees. These benefits are recorded when the employee accepts the termination benefits and the amount can be reasonably estimated. Other costs associated with exit activities may include contract termination costs, including costs related to leased facilities to be abandoned or subleased, and long-lived asset impairments. In addition, we account for costs to exit an activity of an acquired company and involuntary employee termination benefits and relocation costs associated with acquired businesses in accordance with EITF Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. We include exit costs in the purchase price allocation of the acquired business if a plan to exit an activity of an acquired company exists, in accordance with the Issue No. 95-3 criteria, and those costs have no future economic benefit to us and will be incurred as a direct result of the exit plan; or the exit costs represent amounts to be incurred by us under a contractual obligation of the acquired entity that existed prior to the acquisition date. We recognize involuntary employee termination benefits and relocation costs as liabilities assumed as of the acquisition date when management approves and commits to a plan of termination, and communicates the termination arrangement to the employees.

Translation of Foreign Currency

We translate all assets and liabilities of foreign subsidiaries at the year-end exchange rate and translate sales and expenses at the average exchange rates in effect during the year. We show the net effect of these translation adjustments in the accompanying consolidated financial statements as a component of stockholders' equity. Foreign currency transaction gains and losses are included in other, net in our consolidated statements of operations. These gains and losses were not material to our consolidated statements of operations for 2007, 2006, and 2005.

Financial Instruments

We recognize all derivative financial instruments in our consolidated financial statements at fair value in accordance with FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities.* We record changes in the fair value of derivative instruments in earnings unless we meet deferred hedge accounting criteria. For derivative instruments designated as fair value hedges, we record the changes in fair value of both the derivative instrument and the hedged item in earnings. For derivative instruments designated as cash flow hedges, we record the effective portions of changes in fair value, net of tax, in other comprehensive income until the related hedged third party transaction occurs. For derivative instruments designated as net investment hedges, we record the effective portion of changes in fair value in other comprehensive income as part of the cumulative translation adjustment. We recognize any ineffective portion of our hedges in earnings.

The carrying amount of credit facility borrowings approximates their fair values at December 31, 2007. We base the fair value of our fixed-rate long-term debt on market prices to the extent we hedge changes in their fair values. Carrying amounts of floating-rate long-term debt approximate their fair value at December 31, 2007 and 2006.

Shipping and Handling Costs

We do not generally bill customers for shipping and handling of our products. Shipping and handling costs of $92 million in 2007, $108 million in 2006 and $92 million in 2005 are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Research and Development

We expense research and development costs, including new product development programs, regulatory compliance and clinical research as incurred. Refer to *Purchased Research and Development* for our policy regarding in-process research and development acquired in connection with our business combinations.

Employee Retirement Plans

Defined Benefit Plans

In connection with our acquisition of Guidant, we sponsor the Guidant Retirement Plan, a frozen noncontributory defined benefit plan covering a select group of current and former employees. The funding policy for the plan is consistent with U.S. employee benefit and tax-funding regulations. Plan assets, which we maintain in a trust, consist primarily of equity and fixed-income instruments. We also sponsor the Guidant Excess Benefit Plan, a frozen nonqualified plan for certain former officers and employees of Guidant. The Guidant Excess Benefit Plan was funded through a Rabbi Trust that contains segregated company assets used to pay the benefit obligations related to the plan. In addition, certain former U.S. and Puerto Rico employees of Guidant were eligible to receive Company-paid healthcare retirement benefits. As part of the Guidant integration and the effort to develop a more scalable, consistent benefit plan, these benefits were frozen. Former Guidant employees that met certain criteria as of December 31, 2006 and retire within two years thereafter are eligible to receive the benefits under the plan.

We maintain an Executive Retirement Plan, which covers executive officers and division presidents. The plan provides retiring executive officers and division presidents with a lump sum benefit of 2.5 months of salary for each completed year of service, up to a maximum of 36 months' pay. Participants may retire with unreduced benefits once retirement conditions have been satisfied. In order to meet the retirement definition under the Executive Retirement Plan, an employee's age in addition to his or her years of service with Boston Scientific must be at least 65 years, the employee must be at least 55 years old and have been with Boston Scientific for at least five years.

We use a December 31 measurement date for these plans. In accordance with FASB Statement No. 158, *Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans*, we record the overfunded portion of each plan as an asset in our consolidated balance sheets, the underfunded portion as a liability, and recognize changes in the funded status through other comprehensive income. The outstanding obligation as of December 31, 2007 is as follows:

(in millions)	Executive Retirement Plan	Guidant Retirement Plan (frozen)	Guidant Excess Benefit Plan (frozen)	Healthcare Retirement Benefit Plan (frozen)	Total
Projected benefit obligation (PBO)	$20	$82	$28	$36	$166
Less: Fair value of plan assets		86			86
Underfunded (overfunded) PBO recognized	**$20**	**$ (4)**	**$28**	**$36**	**$ 80**

The net decrease in the funded status of our plans from December 31, 2006 was $5 million and is included in accumulated other comprehensive income.

The weighted average assumptions used to determine benefit obligations at December 31, 2007 are as follows:

	Executive Retirement Plan	Guidant Retirement Plan (frozen)	Guidant Excess Benefit Plan (frozen)	Healthcare Retirement Benefit Plan (frozen)
Discount rate	6.50%	6.50%	6.50%	5.50%
Expected return on plan assets		7.75%		
Healthcare cost trend rate				5.00%
Expected rate of compensation increase	4.50%			

Defined Contribution Plans

We sponsor a voluntary 401(k) retirement savings plan for eligible employees. Participants may contribute between one percent and ten percent of his or her compensation on an after-tax basis, up to established federal limits. We match employee contributions equal to 200 percent for employee contributions up to two percent of employee compensation, and fifty percent for employee contributions greater than two percent, but not exceeding six percent, of employee compensation. Total expense for our matching contributions to the plan was $43 million in 2007, $40 million in 2006 and $41 million in 2005.

In connection with our acquisition of Guidant, we now sponsor the Guidant Employee Savings and Stock Ownership Plan, which allows for employee contributions of up to 75 percent of pre-tax earnings, up to established federal limits. Our matching contributions to the plan are in the form of shares of stock, allocated from the Employee Stock Ownership Plan (ESOP). Refer to *Note N—Stock Ownership Plans* for more information on the ESOP. Total expense for our matching contributions to the plan was $23 million in 2007 and $19 million in 2006.

Net Income (Loss) per Common Share

We base net income (loss) per common share upon the weighted-average number of common shares and common stock equivalents outstanding each year. Potential common stock equivalents are determined using the treasury stock method. We exclude stock options whose effect would be anti-dilutive from the calculation.

Note B - Supplemental Balance Sheet Information

Components of selected captions in our consolidated balance sheets are as follows:

	As of December 31,	
	2007	2006
Trade accounts receivable, net		
Accounts Receivable	$1,639	$1,523
Less: allowances	137	135
	$1,502	**$1,388**
Inventories		
Finished goods	$ 454	$ 417
Work-in-process	132	132
Raw materials	139	135
	$ 725	**$ 684**
Property, plant and equipment, net		
Land	$ 119	$ 107
Buildings and improvements	822	694
Equipment, furniture and fixtures	1,680	1,486
Capital in progress	304	272
	2,925	2,559
Less: accumulated depreciation	1,190	915
	$1,735	**$1,644**
Accrued expenses		
Acquisition-related obligations	$ 699	$ 428
Legal reserves	499	268
Payroll and related liabilities	498	450
Restructuring liabilities	137	
Other	708	670
	$2,541	**$1,816**
Other long-term liabilities		
Acquisition-related obligations	$ 465	
Legal reserves	495	$ 217
Other accrued income taxes	1,344	1,041
Other long-term liabilities	329	230
	$2,633	**$1,488**

See *Note D—Goodwill and Other Intangible Assets* for details on our intangible assets and *Note E—Assets Held for Sale* for the components of those assets and associated liabilities classified as held for sale in our consolidated balance sheets.

Note C - Acquisitions

During 2007, we paid approximately $100 million through a combination of cash and common stock to acquire EndoTex Interventional Systems, Inc. and $70 million to acquire Remon Medical Technologies, Inc. During 2006, we paid $28.4 billion to acquire Guidant through a combination of cash, common stock, and fully vested stock options. During 2005, we paid $178 million in cash to acquire TriVascular, Inc., CryoVascular Systems, Inc. and Rubicon Medical Corporation and paid approximately $120 million in shares of our common stock to acquire Advanced Stent Technologies, Inc.

Our consolidated financial statements include the operating results for each acquired entity from its respective date of acquisition. Pro forma information for 2006 and 2005 related to our acquisition of Guidant is included in the section that follows. We do not present pro forma information for our 2007 or 2005 acquisitions given the immateriality of their results to our consolidated financial statements.

2007 Acquisitions

In January 2007, we completed our acquisition of 100 percent of the fully diluted equity of EndoTex Interventional Systems, Inc., a developer of stents used in the treatment of stenotic lesions in the carotid arteries. We issued approximately five million shares of our common stock valued at $90 million and paid approximately $10 million in cash, in addition to our previous investments of approximately $40 million, to acquire the remaining interests of EndoTex. In addition, we may be required to pay future consideration that is contingent upon EndoTex achieving certain performance-related milestones. The acquisition was intended to expand our carotid artery disease technology portfolio.

In August 2007, we completed our acquisition of 100 percent of the fully diluted equity of Remon Medical Technologies, Inc. Remon is a development-stage company focused on creating communication technology for medical device applications. We paid approximately $70 million in cash, net of cash acquired, in addition to our previous investments of $3 million, to acquire the remaining interests of Remon. We may also be required to make future payments contingent upon Remon achieving certain performance milestones. The acquisition was intended to expand our sensor and wireless communication technology portfolio and complement our existing Cardiac Rhythm Management (CRM) product line.

2006 Acquisitions

On April 21, 2006, we acquired 100 percent of the fully diluted equity of Guidant Corporation. The aggregate purchase price of $28.4 billion included: $14.5 billion in cash; 577 million shares of our common stock at an estimated fair value of $12.5 billion; approximately 40 million of our fully vested stock options granted to Guidant employees at an estimated fair value of $450 million; $97 million associated with the buyout of options of certain former vascular intervention and endovascular solutions Guidant employees; and $770 million of direct acquisition costs, including a $705 million payment made to Johnson & Johnson in connection with the termination of its merger agreement with Guidant. Partially offsetting the purchase price was $6.7 billion of cash that we acquired, including $4.1 billion in connection with Guidant's prior sale of its vascular intervention and endovascular solutions businesses to Abbott Laboratories. The remaining cash relates to cash on hand at the time of closing. There is no potential contingent consideration payable to the former Guidant shareholders.

Upon the closing of the acquisition, each share of Guidant common stock (other than shares owned by Guidant and Boston Scientific) was converted into (i) $42.00 in cash, (ii) 1.6799 shares of Boston Scientific common stock, and (iii) $0.0132 in cash per share for each day beginning on April 1 through the closing date of April 21, representing an additional $0.28 per share. The number of Boston Scientific shares issued for each Guidant share was based on an exchange ratio determined by dividing $38.00 by the average closing price of Boston Scientific common stock during the 20 consecutive trading day period ending three days prior to the closing date, so long as the average closing price during that period was between $22.62 and $28.86. If the average closing price during that period was below $22.62, the merger agreement specified a fixed exchange ratio of 1.6799 shares of Boston Scientific common stock for each share of Guidant common stock. Because the average closing price of Boston Scientific common stock during that period was less than $22.62, Guidant shareholders received 1.6799 Boston Scientific shares for each share of Guidant common stock.

We measured the fair value of the 577 million shares of our common stock issued as consideration in conjunction with our acquisition of Guidant under Statement No. 141, and EITF Issue No. 99-12, *Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination*. We determined the measurement date to be April 17, 2006, the first date on which the average 20-day closing price fell below $22.62 and the number of Boston Scientific shares to be issued according to the exchange ratio became fixed without subsequent revision. We valued the securities based on average market prices a few days before and after the measurement date (beginning on April 12 and ending on April 19), which did not include any dates after the April 21 closing date of the acquisition. The weighted-average stock price so determined was $21.68.

To finance the cash portion of the Guidant acquisition, we borrowed $6.6 billion consisting of a $5.0 billion five-year term loan and a $700 million 364-day interim credit facility loan from a syndicate of commercial and investment banks, as well as a $900 million subordinated loan from Abbott. See *Note H—Borrowings and Credit Arrangements* for further details regarding the debt issued to finance the cash portion of the Guidant acquisition.

We made our offer to acquire Guidant after the execution of a merger agreement between Guidant and Johnson & Johnson. On January 25, 2006, Guidant terminated the Johnson & Johnson merger agreement and, in connection with the termination, Guidant paid Johnson & Johnson a termination fee of $705 million. We then reimbursed Guidant for the full amount of the termination fee paid to Johnson & Johnson.

Abbott Transaction

On April 21, 2006, before the closing of the Boston Scientific-Guidant transaction, Abbott acquired Guidant's vascular intervention and endovascular solutions businesses for:

- an initial payment of $4.1 billion in cash at the Abbott transaction closing;
- a milestone payment of $250 million upon receipt of an approval from the U.S. FDA within ten years after the Abbott transaction closing to market and sell an everolimus-eluting stent in the U.S.; and
- a milestone payment of $250 million upon receipt of an approval from the Japanese Ministry of Health, Labour and Welfare within ten years after the Abbott transaction closing to market and sell an everolimus-eluting stent in Japan.

Further, Abbott purchased from us approximately 65 million shares of our common stock for $1.4 billion, or $21.66 per share. Abbott agreed not to sell any of these shares of common stock for six months following the transaction closing unless the average price per share of our common stock over any consecutive 20-day trading period during that six-month period exceeded $30.00. In addition, during the 18-month period following the transaction closing, Abbott was precluded from, in any one-month period, selling more than 8.33 percent of these shares of our common stock. Abbott must sell all of these shares of our common stock no later than 30 months following the April 21, 2006 acquisition date, and must apply a portion of the net proceeds from its sale of these shares of our common stock in excess of specified amounts, if any, to reduce the principal amount of the loan from Abbott to Boston Scientific (sharing of proceeds feature). As of December 31, 2007, Abbott had sold approximately 38 million shares of our common stock. Abbott sold its remaining shares of our common stock during the first quarter of 2008.

We determined the fair value of the sharing of proceeds feature of the Abbott stock purchase as of April 21, 2006 to be $103 million and recorded this amount as an asset received in connection with the sale of the Guidant vascular intervention and endovascular solutions business to Abbott. We revalue this instrument each reporting period, and recorded net expense of approximately $8 million during 2007 and $95 million during 2006 to reflect a decrease in fair value. As of December 31, 2007, due to our stock price, and the remaining term of the feature being less than one year, there was no fair value associated with this feature.

We used a Monte Carlo simulation methodology in determining the value of the sharing of proceeds feature. We estimated the fair value on April 21, 2006 using the following assumptions.

BSX stock price	$22.49
Expected volatility	30.00%
Risk-free interest rate	4.90%
Credit spread	0.35%
Expected dividend yield	0.00%
Contractual term to expiration (years)	2.5

In connection with the Abbott transaction, we agreed to issue Abbott additional shares of our common stock having an aggregate value of up to $60 million eighteen months following the transaction closing to reimburse Abbott for a portion of its cost of borrowing $1.4 billion to purchase the shares of our common stock. We recorded the $60 million obligation as a liability assumed in connection with the sale of Guidant's vascular intervention and endovascular solutions businesses to Abbott. In October 2007, we modified our agreement with Abbott, and paid this obligation in cash, rather than in shares of our common stock.

Prior to the Abbott transaction closing, Boston Scientific and Abbott entered transition services agreements under which (i) we will provide or make available to the Guidant vascular and endovascular solutions businesses acquired by Abbott those services, rights, properties and assets of Guidant that were not included in the assets purchased by Abbott and that are reasonably required by Abbott to enable them to conduct the Guidant vascular and endovascular solutions businesses substantially as conducted at the time of the Abbott transaction closing; and (ii) Abbott will provide or make available to us those services, rights, properties and assets reasonably required by Boston Scientific to enable it to conduct the business conducted by Guidant, other than the Guidant vascular and endovascular solutions businesses, in substantially the same manner as conducted as of the Abbott transaction closing, to the extent those services, rights, properties and assets were included in the assets purchased by Abbott. These transition services are available at prices based on costs incurred in performing the services. Substantially all of these transition services agreements expired during 2007.

Purchase Price

We have accounted for the acquisition of Guidant as a purchase under U.S. GAAP. Under the purchase method of accounting, we recorded the assets and liabilities of Guidant as of the acquisition date at their respective fair values, and consolidated them with those of legacy Boston Scientific. The preparation of the valuation required the use of significant assumptions and estimates. Critical estimates included, but were not limited to, future expected cash flows and the applicable discount rates as of the date of the acquisition.

The purchase price is as follows (in millions):

Consideration to Guidant	
Cash portion of consideration	$14,527
Fair value of Boston Scientific common stock	12,514
Fair value of Boston Scientific options exchanged for Guidant stock options	450
Buyout of options for certain former employees	97
	27,588
Other acquisition-related costs	
Johnson & Johnson termination fee	705
Other direct acquisition costs	65
	$28,358

The fair value of the Boston Scientific stock options exchanged for Guidant options was included in the purchase price due to the fact that the options were fully vested. We estimated the fair value of these options using a Black-Scholes option-pricing model. We estimated the fair value of the stock options assuming no expected dividends and the following weighted-average assumptions:

Expected term (in years)	2.4
Expected volatility	30%
Risk free interest rate	4.92%
Stock price on date of grant	$22.49
Weighted-average exercise price	$13.11

Purchase Price Allocation

The following summarizes the Guidant purchase price allocation (in millions):

Cash	$ 6,708
Intangible assets subject to amortization	7,719
Goodwill	12,570
Other assets	2,375
Purchased research and development	4,169
Current liabilities	(1,973)
Net deferred income taxes	(2,432)
Exit and other costs	(163)
Other long-term liabilities	(701)
Deferred cost, ESOP	86
	$28,358

Adjustments to the purchase price allocation in 2007 consisted primarily of changes in our estimates for the costs associated with product liability claims and litigation; adjustments in taxes payable and deferred income taxes, including changes in the liability for unrecognized tax benefits resulting from the adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*; as well as reductions in our estimate for Guidant-related exit costs, as described below. The deferred tax liabilities relate primarily to the tax impact of future amortization associated with the identified intangible assets acquired, which are not deductible for tax purposes.

We allocated the purchase price to specific intangible asset categories as follows:

	Amount Assigned (in millions)	Weighted Average Amortization Period (in years)	Risk-Adjusted Discount Rates used in Purchase Price Allocation
Amortizable intangible assets			
Technology—core	$ 6,142	25	10%-16%
Technology—developed	885	6	10%
Customer relationships	688	15	10%-13%
Other	4	10	10%
	$ 7,719	22	
Purchased research and development	$ 4,169		13%-17%
Goodwill	$12,570		

We believe that the estimated intangible assets and purchased research and development so determined represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the assets. We used the income approach to determine the fair value of the amortizable intangible assets and purchased research and development. We valued and accounted for the identified intangible assets and purchased research and development in accordance with our policy as described in *Note A—Significant Accounting Policies.*

The core technology consists of technical processes, intellectual property, and institutional understanding with respect to products or processes that were developed by Guidant and that we will leverage in future products or processes. Core technology represents know-how, patented and unpatented technology, testing methodologies and hardware that will be carried forward from one product generation to the next. Over 90 percent of the value assigned to core technology is associated with Guidant's CRM products and includes battery and capacitor technology, lead technology, software algorithms, and interfacing for shocking and pacing.

The developed technology acquired from Guidant represents the value associated with marketed products that had received FDA approval as of the acquisition date. Guidant's marketed products as of the acquisition date included:

- Implantable cardioverter defibrillator (ICD) systems used to detect and treat abnormally fast heart rhythms (tachycardia) that could result in sudden cardiac death, including implantable cardiac resynchronization therapy defibrillator (CRT-D) systems used to treat heart failure;

- Implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia), including implantable cardiac resynchronization therapy pacemaker (CRT-P) systems used to treat heart failure; and
- Cardiac surgery systems used to perform cardiac surgical ablation, endoscopic vein harvesting and clampless beating-heart bypass surgery.

The products marketed at the date of acquisition included products primarily within the Insignia®, Prizm, Vitality®, Contak TR® and Contak Renewal® CRM product families, the VASOVIEW® Endoscopic Vein Harvesting System, FLEX Microwave Systems and the ACROBAT® System. We sold the Cardiac Surgery business we acquired with Guidant in a separate transaction in 2008. Refer to *Note E—Assets Held for Sale* for further information.

Customer relationships represent the estimated fair value of the non-contractual customer relationships Guidant had with physician customers as of the acquisition date. The primary physician users of Guidant's largest selling products include electrophysiologists, implanting cardiologists, cardiovascular surgeons, and cardiac surgeons. These relationships were valued separately from goodwill as Guidant (i) had information about and had regular contact with its physician customers and (ii) the physician customers had the ability to make direct contact with Guidant. We used the income approach to estimate the fair value of customer relationships as of the acquisition date.

Various factors contributed to the establishment of goodwill, including: the strategic benefit of entering the CRM market and diversifying our product portfolio; the value of Guidant's highly trained assembled workforce as of the acquisition date; the expected revenue growth over time that is attributable to expanded indications and increased market penetration from future products and customers; the incremental value to our existing Interventional Cardiology business from having two drug-eluting stent platforms; and the synergies expected to result from combining infrastructures, reducing combined operational spend and program reprioritization.

Pro Forma Results of Operations

The following unaudited pro forma information presents a summary of consolidated results of our operations and Guidant's, as if the acquisition, the Abbott transaction and the financing for the acquisition had occurred at the beginning of each of the periods presented. We have adjusted the historical consolidated financial information to give effect to pro forma events that are (i) directly attributable to the acquisition and (ii) factually supportable. We present the unaudited pro forma condensed consolidated financial information for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the acquisition, the sale of the Guidant vascular intervention and endovascular solutions businesses to Abbott and the financing transactions with Abbott and other lenders been completed at the beginning of each of the periods presented. Pro forma adjustments are tax-effected at our effective tax rate.

	Year Ended December 31, (unaudited)	
in millions, except per share data	2006	2005
Net sales	$ 8,533	$ 8,739
Net loss	(3,916)	(4,287)
Net loss per share—basic	$ (2.66)	$ (2.92)
Net loss per share—assuming dilution	$ (2.66)	$ (2.92)

The unaudited pro forma net loss for both periods presented includes $480 million for the amortization of purchased intangible assets, as well as the following non-recurring charges: purchased research and development of $4.169 billion; $267 million associated with the step-up value of acquired inventory sold; a tax charge for the drug-eluting stent license right obtained from Abbott; and $95 million for the fair value adjustment related to the sharing of proceeds feature of the Abbott stock purchase. In connection with the accounting for the acquisition of Guidant, we wrote up inventory acquired from manufacturing cost to fair value.

Costs Associated with Exit Activities

Included in the final Guidant purchase price allocation is $163 million associated with exit activities accrued pursuant to Issue No. 95-3. As of the acquisition date, management began to assess and formulate plans to exit certain Guidant activities. As a result of these exit plans, we continue to make severance, relocation and change-in-control payments. The majority of the exit cost accrual relates to our first quarter 2007 reduction of the acquired CRM workforce. The affected workforce included primarily research and development employees, although employees within sales and marketing and certain other functions were also impacted. We also made smaller workforce reductions internationally across multiple functions in order to eliminate duplicate facilities and rationalize our distribution network in certain countries. During 2007, we reduced our estimate for Guidant-related exit costs in accordance with Issue No. 95-3. At December 31, 2007 we had remaining an accrual for $26 million in acquisition-related costs that includes approximately $17 million for involuntary terminations, change-in-control payments, relocation and related costs, and approximately $9 million of estimated costs to cancel contractual commitments. We expect that substantially all of the amounts accrued at December 31, 2007 will be paid within the next twelve months.

A rollforward of the components of our accrual for Guidant-related exit and other costs is as follows:

	Workforce Reductions	Relocation Costs	Contractual Commitments	Total
Balance at January 1, 2006				
Purchase price adjustments	$190	$15	$30	$ 235
Charges utilized	(27)	(5)	(5)	(37)
Balance at December 31, 2006	163	10	25	198
Purchase price adjustments	(63)	(2)	(7)	(72)
Charges utilized	(85)	(6)	(9)	(100)
Balance at December 31, 2007	$ 15	$ 2	$ 9	$ 26

2005 Acquisitions

In March 2005, we acquired 100 percent of the fully diluted equity of Advanced Stent Technologies, Inc. (AST) for approximately 3.6 million shares of our common stock, valued at approximately $120 million on the date of acquisition, plus potential future payments contingent upon certain regulatory and performance-related milestones. AST is a developer of stent delivery systems that are designed to address coronary artery disease in bifurcated vessels. The acquisition was intended to provide us with an expanded stent technology and intellectual property portfolio. In connection with our expense and head count reduction plan discussed in our Management's Discussion and Analysis included in Item 7 of this Form 10-K, during 2007, we decided to suspend further significant funding of research and development associated with this project and may or may not decide to pursue its completion. As a result, we recorded a charge of $21 million to amortization expense in 2007, related to the impairment of the remaining AST intangible assets.

In April 2005, we acquired 100 percent of the fully diluted equity of TriVascular, Inc. for approximately $65 million, in addition to our previous investments and notes issued of approximately $45 million. TriVascular is a developer of medical devices and procedures used for treating abdominal aortic aneurysms (AAA). The acquisition was intended to expand our vascular surgery technology portfolio. During 2006, management cancelled the TriVascular AAA stent-graft program. The program cancellation was due principally to forecasted increases in time and costs to complete the development of the stent-graft and to receive regulatory approval. The cancellation of the TriVascular AAA program resulted in the shutdown of our facility in Santa Rosa, California. During 2006, we recorded charges to research and development expenses of approximately $20 million associated primarily with write-downs of fixed assets, and $10 million associated with severance and related costs incurred in connection with the cancellation of the program. In addition, we recorded an impairment charge related to the remaining TriVascular intangible assets and reversed our accrual for contingent payments recorded in the initial purchase accounting. The effect of the write-off of these assets and liabilities was a $23 million charge to amortization expense and a $67 million credit to purchased research and development during 2006.

In April 2005, we acquired 100 percent of the fully diluted equity of CryoVascular Systems, Inc. for approximately $50 million, in addition to our previous investments of approximately $10 million and potential future earn-out payments contingent upon CryoVascular achieving certain performance related-milestones. CryoVascular is a developer and manufacturer of a proprietary angioplasty device to treat atherosclerotic disease of the legs and other peripheral arteries, which we previously distributed. The acquisition was intended to expand our peripheral vascular technology portfolio.

In June 2005, we completed our acquisition of 100 percent of the fully diluted equity of Rubicon Medical Corporation for approximately $70 million, in addition to our previous investments of approximately $20 million. We may also be required to make earn-out payments in the future that are contingent upon Rubicon achieving certain regulatory and performance related-milestones. Rubicon is a developer of embolic protection filters for use in interventional cardiovascular procedures. The acquisition was intended to strengthen our leadership position in interventional cardiovascular procedures. In 2006, we wrote off $21 million of the intangible assets to amortization expense associated with developed technology obtained as part of the acquisition. The write-off of the Rubicon developed technology resulted from a management decision to redesign the first generation of the technology and concentrate resources on the commercialization of the second-generation product.

Contingent Consideration

Certain of our business combinations involve the payment of contingent consideration. Payment of the additional consideration is generally contingent upon the acquired companies' reaching certain performance milestones, including attaining specified revenue levels, achieving product development targets or obtaining regulatory approvals.

During 2007, we paid $248 million for acquisition-related payments associated primarily with Advanced Bionics, for which approximately $220 million was accrued at December 31, 2006. During 2006, we paid $397 million for acquisition-related payments associated primarily with Advanced Bionics, CryoVascular and Smart Therapeutics, Inc. As of December 31, 2005, we had accrued $268 million for acquisition-related payments. During 2005, we paid $33 million for acquisition-related payments associated primarily with Catheter Innovations, Inc., Smart and Embolic Protection, Inc.

Certain of our acquisitions involve the payment of contingent consideration, some of which are based on the acquired company's revenue during the earn-out period. Consequently, we cannot currently determine the total payments; however, we have developed an estimate of the maximum potential contingent consideration for each of our acquisitions with an outstanding earn-out obligation. In August 2007, we entered an agreement to amend our 2004 merger agreement with the principal former shareholders of Advanced Bionics Corporation. Previously, we were obligated to pay future consideration contingent primarily on the achievement of future performance milestones, with certain milestones tied to profitability. We estimated that these payments could amount to as much as $2.0 billion through 2013. The amended agreement provides a new schedule of consolidated, fixed payments, consisting of $650 million that was paid upon closing in January 2008, and $500 million payable in March 2009. The fair value of these payments, determined to be $1.115 billion, was accrued at December 31, 2007, $465 million of which is classified as long-term. These payments will be the final payments made to Advanced Bionics. See *Note E—Assets Held for Sale* for further discussion of the amendment. As of December 31, 2007, the estimated maximum potential amount of future contingent consideration (undiscounted) that we could be required to make associated with our other business combinations, some of which may be payable in common stock, is approximately $1.1 billion. The milestones associated with the contingent consideration must be reached in certain future periods ranging from 2008 through 2022. The estimated cumulative specified revenue level associated with these maximum future contingent payments is approximately $3.4 billion.

Purchased Research and Development

In 2007, we recorded $85 million of purchased research and development, including $75 million associated with our acquisition of Remon, $13 million resulting from the application of equity method accounting for one of our strategic investments, and $12 million associated with payments made for certain early-stage CRM technologies. Additionally, in June 2007, we terminated our product development agreement with Aspect Medical Systems relating to brain monitoring technology that Aspect has been developing to aid the diagnosis and treatment of depression, Alzheimer's disease and other neurological conditions. As a result, we recognized a credit to purchased research and development of approximately $15 million during 2007, representing future payments that we would have been obligated to make prior to the termination of the agreement.

The $75 million of in-process research and development acquired with Remon consists of a pressure-sensing system development project, which will be combined with our existing CRM devices. As of December 31, 2007, we estimate that the total cost to complete the development project is between $75 million and $80 million. We expect to launch devices using pressure-sensing technology in 2013 in Europe and certain other international countries, and in the U.S. in 2016, subject to regulatory approval. We expect material net cash inflows from such products to commence in 2016, following the launch of this technology in the U.S.

In 2006, we recorded $4.119 billion of purchased research and development, including a charge of approximately $4.169 billion associated with the in-process research and development obtained in conjunction with the Guidant acquisition; a credit of $67 million resulting primarily from the reversal of accrued contingent payments due to the cancellation of the TriVascular AAA program; and an expense of $17 million resulting primarily from the application of equity method accounting for our investment in EndoTex.

The $4.169 billion of purchased research and development associated with the Guidant acquisition consists primarily of approximately $3.26 billion for acquired CRM-related products and $540 million for drug-eluting stent technology shared with Abbott. The purchased research and development value associated with the Guidant acquisition also includes $369 million that represents the estimated fair value of the potential milestone payments of up to $500 million that we may receive from Abbott upon its receipt of regulatory approvals for certain products. We recorded the amounts as purchased research and development at the acquisition date because the receipt of the payments is dependent on future research and development activity and regulatory approvals, and the asset had no alternative future use as of the acquisition date. We will recognize the milestone payments, if received, as a gain in our financial statements at the time of receipt.

The most significant purchased research and development projects acquired from Guidant include the next-generation CRM pulse generator platform and rights to the everolimus-eluting stent technology that we share with Abbott. The next-generation pulse generator platform incorporates new components and software while leveraging certain existing intellectual property, technology, manufacturing know-how and institutional knowledge of Guidant. We expect to leverage this platform across all CRM product families, including ICD systems, cardiac resynchronization therapy (CRT) devices and pacemaker systems, to treat electrical dysfunction in the heart. The next-generation products using this platform include the COGNIS™ CRT-D device, the TELIGEN™ ICD device and the INGENIO™ pacemaker system. During the first quarter of 2008, we received CE Mark approval for our COGNIS CRT-D device, which includes defibrillation capability, and the TELIGEN ICD device, and expect a full European launch by the end of the second quarter of 2008. We expect a U.S. launch of the COGNIS and TELIGEN devices in the second half of 2008, following regulatory approval. We expect to launch the INGENIO device in both Europe and the U.S. in the second half of 2010. As of December 31, 2007, we estimate that the total cost to complete the COGNIS and TELIGEN technology is between $25 million and $35 million, and the cost to complete the INGENIO technology is between $30 million and $35 million. We expect material net cash inflows from the COGNIS and TELIGEN devices to commence in the second half of 2008 and material net cash inflows from the INGENIO device to commence in the second half of 2010.

The $540 million attributable to the everolimus-eluting stent technology represents the estimated fair value of the rights to Guidant's everolimus-based drug-eluting stent technology we share with Abbott. In December 2006, we launched the PROMUS™ everolimus-eluting coronary stent system, which is a private-labeled XIENCE™ V drug-eluting stent system supplied to us by Abbott, in certain European countries. In 2007, we expanded our launch in Europe, as well as in key countries in other regions. In June 2007, Abbott submitted the final module of a pre-market approval (PMA) application to the FDA seeking approval in the U.S. for both the XIENCE V and PROMUS stent systems. In November 2007, the FDA advisory panel reviewing Abbott's PMA submission voted to recommend the stent systems for approval. Following FDA approval, which Abbott is expecting in the first half of 2008, we plan to launch the PROMUS stent system in the U.S. We expect to launch an internally developed and manufactured next-generation everolimus-based stent in Europe in late 2009 or early 2010 and in the U.S. in late 2012 or early 2013. We expect that material net cash inflows from our internally developed and manufactured everolimus-based drug-eluting stent will commence in 2013, following its approval in the U.S. As of December 31, 2007, we estimate that the cost to complete our internally manufactured next-generation everolimus-eluting stent technology project is between $200 million and $250 million.

In 2005, we recorded $276 million of purchased research and development, consisting of $130 million relating to our acquisition of TriVascular, $73 million relating to our acquisition of AST, $45 million relating to our acquisition of Rubicon, and $3 million relating to our acquisition of CryoVascular. In addition, we recorded $25 million of purchased research and development in conjunction with a product development agreement formed with Aspect Medical Systems, one of our strategic partners, for new brain monitoring technology that Aspect has been developing. In 2007, we terminated this agreement and recognized a credit of $15 million to purchased research and development, representing future payments that we would have been obligated to make prior to the termination of the agreement.

The most significant 2005 purchased research and development projects included TriVascular's AAA stent-graft and AST's Petal™ bifurcation stent, which collectively represented 73 percent of our 2005 purchased research and development. During 2006, management cancelled the TriVascular AAA stent-graft program. In addition, as previously noted, during 2007, we decided to suspend further significant funding of research and development associated with the Petal stent project and may or may not decide to pursue its completion. In connection with the cancellation of the TriVascular AAA program, we recorded a $67 million credit to purchased research and development in 2006, representing the reversal of our accrual for contingent payments recorded in the initial purchase accounting.

Note D - Goodwill and Other Intangible Assets

The gross carrying amount of goodwill and intangible assets and the related accumulated amortization for intangible assets subject to amortization is as follows:

	As of December 31, 2007		As of December 31, 2006	
(in millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets				
Technology—core	$ 6,596	$ 526	$ 6,541	$ 264
Technology—developed	1,096	515	1,116	390
Patents	579	257	562	243
Customer relationships	674	91	682	41
Other intangible assets	132	51	211	119
	$ 9,077	$1,440	$ 9,112	$1,057
Unamortizable intangible assets				
Goodwill	$15,103		$13,996	
Technology—core	327		327	
	$15,430		$14,323	

Our core technology that is not subject to amortization represents technical processes, intellectual property and/or institutional understanding acquired through business combinations that is fundamental to the on-going operations of our business and has no limit to its useful life. Our core technology that is not subject to amortization is comprised primarily of certain purchased stent and balloon technology, which is foundational to our continuing operations within the interventional cardiology market and other markets within interventional medicine. We amortize all other core technology over its estimated useful life.

Estimated amortization expense for each of the five succeeding fiscal years based upon our intangible asset portfolio at December 31, 2007 is as follows:

Fiscal Year	Estimated Amortization Expense (in millions)
2008	$ 530
2009	509
2010	494
2011	400
2012	357

Goodwill as of December 31 as allocated to our reportable segments is presented below. During 2007, we reorganized our international business, and therefore, revised our reportable segments to reflect the way we currently manage and view our business. Refer to *Note P—Segment Reporting* for more information on our reporting structure and segment results. We have reclassified previously reported 2006 and 2005 goodwill balances and activity by segment to be consistent with the 2007 presentation.

(in millions)	United States	Europe	Asia Pacific	Inter-Continental	Total
Balance as of December 31, 2005	$ 1,613	$ 182	$ 97	$ 46	$ 1,938
Purchase price adjustments	(4)				(4)
Goodwill acquired	7,642	3,626	674	412	12,354
Contingent consideration	278	39	13	10	340
Balance as of December 31, 2006	$ 9,529	$3,847	$784	$468	$14,628
Purchase price adjustments	77	53	8	4	142
Goodwill acquired	34	9	5	4	52
Contingent consideration	924	130	53	39	1,146
Goodwill written-off	(478)	(43)	(18)	(13)	(552)
Balance as of December 31, 2007	$10,086	$3,996	$832	$502	$15,416

The 2007 purchase price adjustments related primarily to changes in our estimates for the costs associated with Guidant product liability claims and litigation; adjustments in taxes payable and deferred income taxes, including changes in the liability for unrecognized tax benefits resulting from the adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes;* as well as reductions in our estimate for Guidant-related exit costs. The 2006 purchase price adjustments relate primarily to adjustments to reflect properly the fair value of deferred tax assets and liabilities acquired in connection with 2006 and prior year acquisitions.

During 2007, we determined that certain of our businesses were no longer strategic to our on-going operations. Therefore, we initiated processes to sell these businesses in 2007, and completed their sale in the first quarter of 2008. During 2007, in conjunction with the anticipated sales of our Auditory, Cardiac Surgery and Vascular Surgery businesses, we recorded $552 million of goodwill write-downs in accordance with FASB Statement No. 142, *Goodwill and Other Intangible Assets,* and FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets.* In addition, in accordance with Statement No. 144, we present separately the assets of the disposal groups, including the related goodwill, as 'assets held for sale' within our consolidated balance sheets. Refer to *Note E—Assets Held for Sale* for more information regarding these transactions, and for the major classes of assets, including goodwill, classified as held for sale. The following table reconciles the goodwill rollforward above to the goodwill as presented in our consolidated balance sheets:

(in millions)	United States	Europe	Asia Pacific	Inter-Continental	Total
December 31, 2006 balance—above table	**$ 9,529**	**$3,847**	**$784**	**$468**	**$14,628**
Less: Balance included in assets held for sale	602	18	7	5	632
December 31, 2006 balance—consolidated balance sheets	**$ 8,927**	**$3,829**	**$777**	**$463**	**$13,996**
December 31, 2007 balance—above table	$10,086	$3,996	$832	$502	$15,416
Less: Balance included in assets held for sale	311	1		1	313
December 31, 2007 balance—consolidated balance sheets	**$ 9,775**	**$3,995**	**$832**	**$501**	**$15,103**

Note E – Assets Held for Sale

During 2007, we determined that our Auditory, Cardiac Surgery, Vascular Surgery, Fluid Management and Venous Access businesses were no longer strategic to our ongoing operations. Therefore, we initiated the process to sell these businesses in 2007, and completed their sale in the first quarter of 2008. The sale of these disposal groups will help allow us to focus on our core businesses and priorities. Management committed to a plan to sell each of these businesses in 2007 and, pursuant to Statement No. 144, we adjusted the carrying value of the disposal groups to their fair value, less cost to sell (if lower than the carrying value), and have presented separately the assets of the disposal groups as 'assets held for sale' and the liabilities of the disposal groups as 'liabilities associated with assets held for sale' in our consolidated balance sheets. Each transaction is discussed below in further detail.

Auditory

In August 2007, we entered an agreement to amend our 2004 merger agreement with the principal former shareholders of Advanced Bionics Corporation. The acquisition of Advanced Bionics included potential earnout payments that were contingent primarily on the achievement of future performance milestones, with certain milestones tied to profitability. The amended agreement provides for a new schedule of consolidated, fixed payments to former Advanced Bionics shareholders, consisting of $650 million that was paid upon closing in January 2008, and $500 million payable in March 2009. These payments will be the final payments made to Advanced Bionics. The former shareholders of Advanced Bionics approved the amended merger agreement in September 2007. Following the approval by the former shareholders, we accrued the fair value of these payments in accordance with Statement No. 141, as the payment of this consideration was determinable beyond a reasonable doubt. The fair value of these payments, determined to be $1.115 billion, was recorded as an increase to goodwill.

In conjunction with the amended merger agreement, we entered a definitive agreement to sell a controlling interest in our Auditory business and drug pump development program, acquired with Advanced Bionics in 2004, to entities affiliated with the principal former shareholders of Advanced Bionics for an aggregate purchase price of $150 million. The sale, consummated in January 2008, will help allow us to better focus on the retained Pain Management business and emerging indications program acquired with Advanced Bionics. To adjust the carrying value of the disposal group to its fair value, less costs to sell, we recorded a loss of approximately $367 million in 2007, representing primarily a write-down of goodwill. Under the terms of the agreement, we will retain a twelve percent interest in the limited liability companies formed for purposes of operating the Auditory business and drug pump development program. In accordance with EITF Issue No. 03-16, *Accounting for Investments in Limited Liability Companies,* we will account for these investments using the equity method of accounting.

Cardiac Surgery and Vascular Surgery

In January 2008, we completed the joint sale of our Cardiac Surgery and Vascular Surgery businesses to the Getinge Group for a cash price of $750 million, before adjustment for certain working capital items. To adjust the carrying value of the Cardiac Surgery and Vascular Surgery disposal group to its fair value, less costs to sell, we recorded a loss of approximately $193 million in 2007, representing primarily the write-down of goodwill. In addition, we expect to record a tax expense of approximately $50 million in the first quarter of 2008 in connection with the closing of the transaction. We acquired the Cardiac Surgery business in April 2006 as part of the Guidant transaction (refer to *Note C—Acquisitions)* and acquired the Vascular Surgery business in 1995.

Fluid Management and Venous Access

In February 2008, we completed the sale of our Fluid Management and Venous Access businesses to Avista Capital Partners for a cash price of $425 million. We expect to record a pre-tax gain of approximately $230 million during the first quarter of 2008 associated with this transaction. We have not adjusted the carrying value of the Fluid Management and Venous Access disposal group as of December 31, 2007 because the fair value of the disposal group, less costs to sell, exceeds its carrying value. We acquired the Fluid Management business as part of our acquisition of Schneider Worldwide in 1998. The Venous Access business was previously a component of our Oncology business.

The combined assets held for sale and liabilities associated with the assets held for sale included in the accompanying consolidated balance sheets attributable to these disposal groups consist of the following:

(in millions)	As of December 31, 2007	2006
Trade accounts receivable, net	$ 41	$ 36
Inventories	71	65
Prepaid expenses and other current assets	3	3
Property, plant and equipment, net	87	82
Goodwill	313	632
Other intangible assets, net	581	626
Other long-term assets	3	3
Assets held for sale	**$1,099**	**$1,447**
Accounts payable and accrued expenses	$ 32	$ 47
Other current liabilities	6	4
Other non-current liabilities	1	1
Liabilities associated with assets held for sale	**$ 39**	**$ 52**

The tangible assets and liabilities presented in the table above are primarily U.S. assets and liabilities and are included in our United States reportable segment. The December 31, 2006 balances presented are for comparative purposes and were not classified as held for sale at that date.

The combined 2007 revenues associated with the disposal groups were $553 million, or seven percent of our net sales.

Note F - Investments and Notes Receivable

We have historically entered a significant number of alliances with publicly traded and privately held entities in order to broaden our product technology portfolio and to strengthen and expand our reach into existing and new markets. During the second quarter of 2007, we announced our decision to monetize the majority of our investment portfolio in order to eliminate investments determined to be non-strategic. During 2007, we received $200 million of proceeds from sales of available-for-sale securities and recognized associated gross gains of $41 million and gross losses of $2 million. We received approximately $19 million of proceeds from sales of privately held investments and other cash distributions, and recognized net gains on sales of privately held investments of $10 million. We intend to monetize the rest of our non-strategic portfolio investments over the next several quarters. In addition, during 2007, we received proceeds of approximately $24 million and recognized a gain of $14 million associated with the collection of a note receivable from one of our privately held investees, which had been written down in a prior year.

We regularly review our investments for impairment indicators. Based on this review, we recorded other-than-temporary impairments in 2007 of approximately $65 million associated with our privately held investments, and $44 million associated with our publicly traded investments. We recorded other-than-temporary impairments of $78 million in 2006 related primarily to technological delays and financial deterioration of certain of our investments in vascular sealing and gene therapy portfolio companies. We recorded other-than-temporary impairments of $10 million in 2005 associated with certain cost method investments. In addition, during 2005, we wrote-off our $24 million investment in Medinol, Ltd. We canceled our equity investment in conjunction with the litigation settlement with Medinol. The write-down of the Medinol investment is included in litigation-related charges in our consolidated statements of operations.

Many of our alliances involve equity investments in privately held equity securities or investments where an observable quoted market value does not exist. Many of these companies are in the developmental stage and have not yet commenced their principal operations. Our exposure to losses related to our alliances is generally limited to our equity investments and notes receivable associated with these alliances. Our equity investments in alliances consist of the following:

(in millions)	As of December 31, 2007	2006
Available-for-sale investments		
Carrying value	$ 18	$120
Gross unrealized gains	26	36
Gross unrealized losses		(10)
Fair value	44	146
Equity method investments		
Carrying value	60	95
Cost method investments		
Carrying value	213	355
	$317	$596

As of December 31, 2007, we held $60 million of investments that we accounted for under the equity method. Our ownership percentages in these entities ranges from approximately seven percent to 41 percent. Our share of net earnings and losses of our equity method investees in 2007 was less than $1 million in the aggregate. As of December 31, 2007, all of our equity method investments were with privately-held entities. The aggregate difference between the carrying value of the investments and the value of our share in the net assets of the investee at the time that we determined that the investments qualified for equity method accounting was approximately $29 million. This difference was attributable primarily to goodwill, which is not being amortized, and purchased research and development, which we wrote off at the time of application of the equity method of accounting.

As of December 31, 2006, we held $95 million of investments that we accounted for under the equity method. Our ownership percentages in these entities ranged from approximately 21 percent to 28 percent. The aggregate value of our equity method investments for which a quoted market price was available was approximately $125 million, for which the associated carrying value was approximately $77 million.

We had notes receivable of approximately $61 million at December 31, 2007 and $113 million at December 31, 2006 due from publicly traded and privately held entities. We recorded write-downs of notes receivable of $13 million in 2007, related primarily to the financial deterioration of certain of our privately held portfolio companies. We recorded write-downs of notes receivable of $39 million in 2006, related primarily to technological delays and financial deterioration of certain of our vascular sealing and gene therapy portfolio companies, and $4 million in 2005.

Note G – Restructuring Activities

In October 2007, our Board of Directors approved, and we committed to, an expense and head count reduction plan, which will result in the elimination of approximately 2,300 positions worldwide. We are providing affected employees with severance packages, outplacement services and other appropriate assistance and support. As of December 31, 2007, we had completed more than half of the anticipated head count reductions. The plan is intended to bring expenses in line with revenues as part of our initiatives to enhance short- and long-term shareholder value. Key activities under the plan include the restructuring of several business units and product franchises in order to leverage resources, strengthen competitive positions, and create a more simplified and efficient business model; the elimination, suspension or reduction of spending on certain research and development (R&D) projects; and the transfer of certain production lines from one facility to another. We initiated these activities in the fourth quarter of 2007 and expect to be substantially completed worldwide by the end of 2008.

We expect that the execution of this plan will result in total pre-tax costs of approximately $425 million to $450 million. We expect that the plan will result in total cash outlays of approximately $400 million to $425 million. The following table provides a summary of our estimates of total costs associated with the plan by major type of cost:

Type of cost	Total amount expected to be incurred
Termination benefits	$260 million to $270 million
Retention incentives	$ 60 million to $65 million
Asset write-offs and accelerated depreciation	$ 45 million to $50 million
Other*	$ 60 million to $65 million

* Other costs consist primarily of costs to transfer product lines from one facility to another and consultant fees.

In 2007, we incurred total restructuring costs of $205 million. The following presents these costs by major type and line item within our consolidated statements of operations:

(in millions)	Termination Benefits	Retention Incentives	Intangible Asset Write-offs	Fixed Asset Write-offs	Accelerated Depreciation	Other	Total
Cost of goods sold		$1			$1		$ 2
Selling, general and administrative expenses		2			2		4
Research and development expenses		2					2
Amortization expense			$21				21
Restructuring charges	$158			$8		$10	176
	$158	**$5**	**$21**	**$8**	**$3**	**$10**	**$205**

The termination benefits recorded during 2007 represent primarily amounts incurred pursuant to our on-going benefit arrangements, and have been recorded pursuant to FASB Statement No. 112, *Employer's Accounting for Postemployment Benefits*. We expect to record the remaining termination benefits in 2008 when we identify with more specificity the job classifications, functions and locations of the remaining head count to be eliminated. The asset write-offs relate to intangible assets and property, plant and equipment that are not recoverable following our decision in October 2007 to (i) commit to the expense and workforce reduction plan, including the elimination, suspension or reduction of spending on certain R&D projects, and (ii) restructure several businesses. The retention incentives represent cash incentives that are being recorded over the future service period during which eligible employees must remain employed with us to retain the payment. The other restructuring costs are being recognized and measured at their fair value in the period in which the liability is incurred in accordance with FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.*

Charges associated with restructuring activities are excluded from the determination of segment income, as they do not reflect expected on-going future operating expenses and are not considered by management when assessing operating performance.

The following is a rollforward of the liabilities associated with our 2007 restructuring initiatives, which are reported as a component of accrued expenses included in our consolidated balance sheets.

(in millions)	Termination Benefits	Other	Total
Balance at January 1, 2007			
Charges	$158	$10	$168
Cash payments	(23)	(8)	(31)
Balance at December 31, 2007	**$135**	**$ 2**	**$137**

Note H – Borrowings and Credit Arrangements

We had total debt of $8.189 billion at December 31, 2007 at an average interest rate of 6.36 percent, as compared to total debt of $8.902 billion at December 31, 2006 at an average interest rate of 6.03 percent. Our borrowings consist of the following:

	As of December 31,	
(in millions)	2007	2006
Current debt obligations		
Credit and security facility	$ 250	
Other	6	$ 7
	256	7
Long-term debt obligations		
Term loan	4,000	5,000
Abbott loan	900	900
Senior notes	3,050	3,050
Fair value adjustment *	(17)	(11)
Discounts	(34)	(52)
Capital leases	28	1
Other	6	7
	7,933	8,895
	$8,189	**$8,902**

* Represents unamortized losses related to interest rate swaps used to hedge the fair value of certain of our senior notes. *See Note I—Financial Instruments* for further discussion regarding the accounting treatment of our interest rate swaps.

The debt maturity schedule for the significant components of our debt obligations as of December 31, 2007 is as follows:

(in millions)	2008	2009	2010	2011	2012	Thereafter	Total
Term loan		$300	$1,700	$2,000			$4,000
Abbott loan				900			900
Senior notes				850		$2,200	3,050
Credit and security facility	$250						250
	$250	$300	$1,700	$3,750		$2,200	$8,200

In April 2006, to finance the cash portion of the Guidant acquisition, we borrowed $6.6 billion, consisting of a $5.0 billion five-year term loan and a $700 million 364-day interim credit facility loan from a syndicate of commercial and investment banks, as well as a $900 million subordinated loan from Abbott. In addition, we terminated our existing revolving credit facilities and established a new $2.0 billion revolving credit facility.

In May 2006, we repaid and terminated the $700 million 364-day interim credit facility loan and terminated the credit facility. Additionally, in June 2006, under our shelf registration previously filed with the SEC, we issued $1.2 billion of publicly registered senior notes. Refer to the *Senior Notes* section below for the terms of this issuance.

Term Loan and Revolving Credit Facility

In April 2006, we terminated our existing revolving credit facilities and established a new $2.0 billion, five-year revolving credit facility. Use of the borrowings in unrestricted and the borrowings are unsecured. There were no amounts borrowed under this facility as of December 31, 2007 and 2006.

The term loan and revolving credit facility bear interest at LIBOR plus an interest margin of 1.00 percent. The interest margin is based on the highest two out of three of our long-term, senior unsecured, corporate credit ratings from Fitch Ratings, Moody's Investor Service, Inc. and Standard & Poor's Rating Services (S&P). As of December 31, 2007, our credit ratings S&P and Fitch were BB+, and our credit rating from Moody's was Ba1. All of these are below investment grade ratings and the outlook by all three rating agencies is currently negative. Credit rating changes may impact our borrowing cost, but do not require the repayment of borrowings. These credit rating changes have not materially increased the cost of our existing borrowings.

We are permitted to prepay the term loan prior to maturity with no penalty or premium. In the third quarter of 2007, we prepaid $1.0 billion of our five-year term loan, using $750 million of cash on hand and $250 million in borrowings against our credit facility secured by our U.S. trade receivables (refer to *Credit Facilities* section for more information on this facility). In addition, in January 2008, following the closing of the sale of, and receipt of proceeds for, three of our businesses, we made an additional payment of $200 million, reducing the April 2009 maturity shown in the table above.

Abbott Loan

The $900 million loan from Abbott bears interest at a fixed 4.0 percent rate, payable semi-annually. The loan is subordinated to our senior, unsecured, subsidiary indebtedness. We are permitted to prepay the Abbott loan prior to maturity with no penalty or premium. We determined that an appropriate fair market interest rate on the loan from Abbott was 5.25 percent per annum. We recorded the loan at a discount of approximately $50 million at the inception of the loan and will record interest at an imputed rate of 5.25 percent over the term of the loan.

Other Credit Facilities

We maintain a $350 million credit and security facility secured by our U.S. trade receivables. Use of the borrowings is unrestricted. Borrowing availability under this facility changes based upon the amount of eligible receivables, concentration of eligible receivables and other factors. Certain significant changes in the quality of our receivables may require us to repay borrowings immediately under the facility. The credit agreement required us to create a wholly owned entity, which we consolidate. This entity purchases our U.S. trade accounts receivable and then borrows from two third-party financial institutions using these receivables as collateral. The receivables and related borrowings remain on our consolidated balance sheets because we have the right to prepay any borrowings and effectively retain control over the receivables. Accordingly, pledged receivables are included as trade accounts receivable, net, while the corresponding borrowings are included as debt on our consolidated balance sheets. In the third quarter of 2007, we extended this facility through August 2008. There was $250 million in borrowings outstanding under this facility at December 31, 2007 and no amounts outstanding at December 31, 2006.

Further, we have uncommitted credit facilities with two commercial Japanese banks that provide for borrowings and promissory notes discounting of up to 15 billion Japanese yen (translated to approximately $133 million at December 31, 2007 and $127 million at December 31, 2006). We discounted $109 million of notes receivable as of December 31, 2007 at an average interest rate of 1.15 percent, and $103 million as of December 31, 2006 at an average interest rate of 0.75 percent. Discounted notes receivable are excluded from accounts receivable in the accompanying consolidated balance sheets.

At December 31, 2007, we had outstanding letters of credit and bank guarantees of approximately $110 million, which consisted primarily of financial lines of credit provided by banks and collateral for workers' compensation programs. We enter these letters of credit and bank guarantees in the normal course of business. As of December 31, 2007 and 2006, beneficiaries had not drawn any amounts on the letters of credit or guarantees. At this time, we do not believe we will be required to fund or draw any amounts from the guarantees or letters of credit and, accordingly, we have not recognized a related liability in our financial statements as of December 31, 2007 or 2006.

Senior Notes

We had senior notes of $3.050 billion outstanding at December 31, 2007 and 2006. These notes are publicly registered securities, are redeemable prior to maturity and are not subject to any sinking fund requirements. Our senior notes are unsecured, unsubordinated obligations and rank on a parity with each other. These notes are effectively junior to borrowings under our credit and security facility and liabilities of our subsidiaries, including our term loan and the Abbott loan. Our senior notes consist of the following:

	Amount (in millions)	Issuance Date	Maturity Date	Semi-annual Coupon Rate
January 2011 Notes	$ 250	November 2004	January 2011	4.250%
June 2011 Notes	600	June 2006	June 2011	6.000%
June 2014 Notes	600	June 2004	June 2014	5.450%
November 2015 Notes	400	November 2005	November 2015	5.500%
June 2016 Notes	600	June 2006	June 2016	6.400%
January 2017 Notes	250	November 2004	January 2017	5.125%
November 2035 Notes	350	November 2005	November 2035	6.250%
	$3,050			

In April 2006, we increased the interest rate payable on our November 2015 Notes and November 2035 Notes by 0.75 percent in connection with credit ratings changes as a result of the Guidant acquisition. Rating changes throughout 2007 had no additional impact on the interest rates associated with our senior notes. Subsequent rating improvements may result in a decrease in the adjusted interest rate to the extent that our lowest credit rating is above BBB- or Baa3. These interest rates will be permanently reinstated to the issuance rate when the lowest credit ratings assigned to these senior notes is either A- or A3 or higher.

Debt Covenants

Our term loan and revolving credit facility agreement requires that we maintain certain financial covenants. During 2007, we amended certain terms contained in this agreement. Among other items, the amendment extends a step-down in the maximum permitted ratio of debt to consolidated EBITDA, as defined by the agreement, as follows:

From:	To:
4.5 times to 3.5 times on March 31, 2008	4.5 times to 4.0 times on March 31, 2009, and 4.0 times to 3.5 times on September 30, 2009

The amendment also provides for an exclusion from the calculation of consolidated EBITDA, as defined by the agreement, of up to $300 million of restructuring charges incurred through June 30, 2009 and up to $500 million of litigation and settlement expenses incurred (net of any litigation or settlement income received) in any consecutive four fiscal quarters, not to exceed $1.0 billion in the aggregate, through June 30, 2009. Other than the amended exclusions from the calculation of consolidated EBITDA, there was no change in our minimum required ratio of consolidated EBITDA, as defined by the agreement, to interest expense of greater than or equal to 3.0 to 1.0. As of December 31, 2007, we were in compliance with the required covenants. Exiting 2007, our ratio of debt to consolidated EBITDA was approximately 3.6 to 1.0 and our ratio of consolidated EBITDA to interest expense was approximately 4.0 to 1.0. Our inability to maintain these covenants could require us to seek to further renegotiate the terms of our credit facilities or seek waivers from compliance with these covenants, both of which could result in additional borrowing costs.

Note I - Financial Instruments

The carrying amounts and fair values of our financial instruments are as follows:

	As of December 31, 2007		As of December 31, 2006	
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Currency exchange contracts	$ 19	$ 19	$ 71	$ 71
Liabilities				
Long-term debt	$7,933	$7,603	$8,895	$8,862
Currency exchange contracts	118	118	27	27
Interest rate swap contracts	17	17	11	11

Considerable judgment is required in interpreting market data to develop estimates of fair value. Estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange due to changes in market rates since December 31, 2007.

Derivative Instruments and Hedging Activities

We develop, manufacture and sell medical devices globally and our earnings and cash flows are exposed to market risk from changes in currency exchange rates and interest rates. We address these risks through a risk management program that includes the use of derivative financial instruments. We operate the program pursuant to documented corporate risk management policies. We do not enter into derivative transactions for speculative purposes.

We estimate the fair value of derivative financial instruments based on the amount that we would receive or pay to terminate the agreements at the reporting date. We had currency derivative instruments outstanding in the contract amounts of $4.135 billion at December 31, 2007 and $3.413 billion at December 31, 2006. In addition, we had interest rate derivative instruments outstanding in the notional amount of $1.5 billion at December 31, 2007, and $2.0 billion at December 31, 2006.

Currency Transaction Hedging

We manage our currency transaction exposures on a consolidated basis to take advantage of offsetting transactions. We use foreign currency denominated borrowings and currency forward contracts to manage the majority of the remaining transaction exposure. These currency forward contracts are not designated as cash flow, fair value or net investment hedges under Statement No. 133; are marked-to-market with changes in fair value recorded to earnings; and are entered into for periods consistent with currency transaction exposures, generally one to six months. These derivative instruments do not subject our earnings or cash flows to material risk since gains and losses on these derivatives generally offset losses and gains on the assets and liabilities being hedged. Changes in currency exchange rates related to any unhedged transactions may impact our earnings and cash flows.

Currency Translation Hedging

We use currency forward and option contracts to reduce the risk that our earnings and cash flows, associated with forecasted foreign currency denominated intercompany and third-party transactions, will be affected by currency exchange rate changes. These contracts are designated as foreign currency cash flow hedges under Statement No. 133. We record the effective portion of any change in the fair value of the foreign currency cash flow hedges in other comprehensive income (loss) until the related third-party transaction occurs. Once the related third-party transaction occurs, we reclassify the effective portion of any related gain or loss on the foreign currency cash flow hedge from other comprehensive income (loss) to earnings. In the event the hedged forecasted transaction does not occur, or it becomes probable that it will not occur, we would reclassify the effective portion of any gain or loss on the related cash flow hedge from other comprehensive income (loss) to earnings at that time. Gains and losses from hedge ineffectiveness were immaterial in 2007, 2006 and 2005. We recognized in earnings net gains of $20 million during 2007, $38 million during 2006, and a net loss of $12 million during 2005 on currency derivative instruments. All cash flow hedges outstanding at December 31, 2007 mature within 36 months. As of December 31, 2007, $58 million of unrealized net losses are recorded in accumulated other comprehensive loss, net of tax, to recognize the effective portion of the fair value of any currency derivative instruments that are, or previously were, designated as foreign currency cash flow hedges, as compared to $28 million of net gains at December 31, 2006. At December 31, 2007, $33 million of net losses, net of tax, may be reclassified to earnings within the next twelve months. The success of the hedging program depends, in part, on forecasts of transaction activity in various currencies (primarily Japanese yen, Euro, British pound sterling, Australian dollar and Canadian dollar). We may experience unanticipated currency exchange gains or losses to the extent that there are differences between forecasted and actual activity during periods of currency volatility. Changes in currency exchange rates related to any unhedged transactions may impact our earnings and cash flows.

Interest Rate Hedging

We use interest rate derivative instruments to manage our exposure to interest rate movements and to reduce borrowing costs by converting floating-rate debt into fixed-rate debt or fixed-rate debt into floating-rate debt. We designate these derivative instruments either as fair value or cash flow hedges under Statement No. 133. We record changes in the fair value of fair value hedges in other income (expense), which is offset by changes in the fair value of the hedged debt obligation to the extent the hedge is effective. Interest expense includes interest payments made or received under interest rate derivative instruments. We record the effective portion of any change in the fair value of cash flow hedges as other comprehensive income (loss), net of tax, and reclassify the gains or losses to interest expense during the hedged interest payment period.

Prior to 2006, we entered into fixed-to-floating interest rate swaps indexed to six-month LIBOR to hedge against potential changes in the fair value of certain of our senior notes. We designated these interest rate swaps as fair value hedges under Statement No. 133 with changes in fair value recorded to earnings offset by changes in the fair value of our hedged senior notes. We terminated these hedges during 2006 and realized a net loss of $14 million, which we recorded to the carrying amount of certain of our senior notes. As of December 31, 2007, the carrying amount of certain of our senior notes included $4 million of unamortized gains and $13 million of unamortized losses, as compared to $4 million of unamortized gains and $16 million of unamortized losses at December 31, 2006.

During 2005 and 2006, we entered floating-to-fixed treasury locks to hedge potential changes in future cash flows of certain senior note issuances. The objective of these hedges was to reduce potential variability of interest payments on the forecasted senior notes issuance. We designated these treasury locks as cash flow hedges under Statement No. 133. Upon termination of the treasury locks in 2006, we realized net gains of $21 million. At December 31, 2007, we had $10 million of unamortized gain, net of tax, recorded in accumulated other comprehensive income, which we are amortizing into earnings over the life of the hedged debt. At December 31, 2006, we had $11 million of unamortized gain, net of tax, recorded in accumulated other comprehensive income. Amounts recorded for ineffectiveness related to these treasury locks were immaterial in 2007 and 2006.

During 2006, we entered floating-to-fixed interest rate swaps indexed to three-month LIBOR to hedge against variability in interest payments on $2.0 billion of our LIBOR-indexed floating-rate loans. Three-month LIBOR approximated 4.70 percent at December 31, 2007 and 5.36 percent at December 31, 2006. These interest rate swaps reduce by $250 million quarterly beginning in September 2007 and ending in June 2009. As of December 31, 2007, we had interest rate derivative instruments outstanding in the notional amount of $1.5 billion. We designated these interest rate swaps as cash flow hedges under Statement No. 133, and record fluctuations in the fair value of these derivative instruments as unrealized gains or losses in other comprehensive income (loss), net of tax, until the hedged cash flow occurs. At December 31, 2007, we recorded a net unrealized loss of $11 million, net of tax, in accumulated other comprehensive loss to recognize the fair value of these interest rate derivative instruments, as compared to $7 million of net unrealized losses at December 31, 2006.

We recognized $2 million of net losses in earnings related to all current and prior interest rate derivative contracts in 2007 as compared to net gains of $2 million in 2006 and $9 million in 2005. At December 31, 2007, $3 million of net losses may be reclassified to earnings within the next twelve months.

Note J - Leases

Rent expense amounted to $72 million in 2007, $80 million in 2006, and $63 million in 2005.

Future minimum rental commitments at December 31, 2007 under noncancelable operating lease agreements are as follows (in millions):

2008	$ 64
2009	49
2010	37
2011	24
2012	17
Thereafter	49
	$240

In 2005, we entered a lease agreement with an entity affiliated with a former co-chief executive officer of our Neuromodulation operations to construct a new manufacturing facility for that business. Under the amended Advanced Bionics merger agreement discussed in *Note E—Assets Held for Sale,* we will retain the leased facility for use in our Pain Management business. We were reimbursed for the first $12 million in construction costs and were responsible for all additional costs to complete and prepare the facility for occupancy. We incurred related costs of $9 million in 2007 and $34 million in 2006. Future lease payments over the remaining 13-year lease term included in the table above are approximately $39 million. In accordance with EITF Issue No. 97-10, *The Effect of Lessee Involvement in Asset Construction,* we have capitalized approximately $14 million, representing the value of the underlying land, in our consolidated balance sheets at December 31, 2007.

Future minimum rental commitments at December 31, 2007 under noncancelable capital lease agreements are as follows (in millions):

2008	$ 5
2009	4
2010	3
2011	3
2012	3
Thereafter	47
	65
Less: portion representing interest	(31)
	$34

The majority of our capital lease obligations reported above relate to a new manufacturing facility we are building in Costa Rica. We have an option to purchase this property one year following the commencement of the lease term in November 2007 for a purchase price of $30 million. This purchase option expires in November 2011.

Note K – Income Taxes

Our (loss) income before income taxes consists of the following:

	Year Ended December 31,		
(in millions)	2007	2006	2005
Domestic	$(1,294)	$(4,535)	$ (126)
Foreign	725	1,000	1,017
	$ (569)	$(3,535)	$ 891

The related (benefit) provision for income taxes consists of the following:

	Year Ended December 31,		
(in millions)	2007	2006	2005
Current			
Federal	$ 99	$ 375	$147
State	46	53	37
Foreign	167	34	75
	312	462	259
Deferred			
Federal	(345)	(421)	(25)
State	(20)	(24)	(1)
Foreign	(21)	25	30
	(386)	(420)	4
	$ (74)	$ 42	$263

A reconciliation of income taxes at the federal statutory rate to the actual (benefit) provision for income taxes is as follows:

	Year Ended December 31,		
	2007	2006	2005
U.S. federal statutory income tax rate	(35.0%)	(35.0%)	35.0%
Effect of foreign taxes	(41.9%)	(6.1%)	(31.9%)
Research and development credit	(2.4%)	(0.6%)	(1.6%)
Section 199 manufacturing deduction	(2.2%)	(0.5%)	
Goodwill write-down related to divestitures	33.2%		
Valuation allowance	19.6%	2.2%	(0.7%)
Non-deductible acquisition expenses	5.4%	40.8%	9.9%
State income taxes, net of federal benefit	4.0%	0.5%	3.0%
Other, net	6.3%	0.4%	0.4%
Tax liability release on unremitted earnings		(3.8%)	
Sale of intangible assets		3.3%	5.9%
Legal settlement			10.2%
Extraordinary dividend from subsidiaries			(0.7%)
	(13.0%)	1.2%	29.5%

Significant components of our deferred tax assets and liabilities are as follows:

	As of December 31,	
(in millions)	2007	2006
Deferred tax assets		
Inventory costs, intercompany profit and related reserves	$ 250	$ 241
Tax benefit of net operating loss, capital loss and tax credits	267	188
Reserves and accruals	573	291
Restructuring and acquisition-related charges, including purchased research and development	112	108
Litigation and product liability reserves	82	114
Unrealized losses on derivative financial instruments	34	
Investment writedown	107	78
Stock-based compensation	84	57
Federal benefit of uncertain tax positions	114	
Other	17	5
	1,640	1,082
Less: valuation allowance on deferred tax assets	193	97
	$ 1,447	$ 985
Deferred tax liabilities		
Property, plant and equipment	$ 51	$ 76
Intangible assets	2,967	3,053
Litigation settlement	24	24
Unrealized gains on available-for-sale securities	10	10
Unrealized gains on derivative financial instruments		19
Other		4
	3,052	3,186
	$(1,605)	$(2,201)

At December 31, 2007, we had U.S. tax net operating loss, capital loss and tax credit carryforwards, the tax effect of which was $79 million. In addition, we had foreign tax net operating loss carryforwards, the tax effect of which was $188 million. These carryforwards will expire periodically beginning in 2008. We established a valuation allowance of $193 million against these carryforwards, due to our determination, after consideration of all evidence, both positive and negative, that it is more likely than not a portion of the carryforwards will not be realized. The increase in the valuation allowance in 2007, as compared to 2006 is attributable primarily to foreign net operating losses generated during the year.

The income tax impact of the other comprehensive income (loss) was a benefit of $53 million in 2007, a benefit of $27 million in 2006, and a provision of $82 million in 2005.

We do not provide income taxes on unremitted earnings of our foreign subsidiaries where we have indefinitely reinvested such earnings in our foreign operations. It is not practical to estimate the amount of income taxes payable on the earnings that are indefinitely reinvested in foreign operations. Unremitted earnings of our foreign subsidiaries that we have indefinitely reinvested offshore are $7.804 billion at December 31, 2007 and $7.186 billion at December 31, 2006.

As of December 31, 2005, we had recorded a $133 million deferred tax liability for unremitted earnings of certain foreign subsidiaries that we had anticipated repatriating in the foreseeable future. During 2006, we made a significant acquisition that, when combined with certain changes in business conditions subsequent to the acquisition, resulted in a reevaluation of this liability. We determined that we will not repatriate these earnings in the foreseeable future and, instead, will indefinitely reinvest these earnings in foreign operations in order to repay debt obligations associated with the acquisition. As a result, we reversed the deferred tax liability and reduced income tax expense by $133 million in 2006.

During the first quarter of 2005, we repatriated $1.046 billion in extraordinary dividends, as defined in the American Jobs Creation Act, from our non-U.S. operations. The American Jobs Creation Act, enacted in October 2004, created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends-received deduction for certain dividends from controlled foreign operations. In 2005, we repatriated earnings of non-U.S. subsidiaries for which we had previously accrued tax liabilities. The resulting tax liabilities associated with this repatriation were $127 million.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. As a result of the implementation of Interpretation No. 48, we recognized a $126 million increase in our liability for unrecognized tax benefits. Approximately $26 million of this increase was reflected as a reduction to the January 1, 2007 balance of retained earnings. Substantially all of the remaining increase related to pre-acquisition uncertain tax liabilities related to Guidant, which we recorded as an increase to goodwill in accordance with EITF Issue No. 93-7, *Uncertainties Related to Income Taxes in a Purchase Business Combination*. At the adoption date of January 1, 2007, we had $1.155 billion of gross unrecognized tax benefits, $360 million of which, if recognized, would affect our effective tax rate in accordance with currently effective accounting standards. At December 31, 2007, we had $1.180 billion of gross unrecognized tax benefits, $415 million of which, if recognized, would affect our effective tax rate in accordance with currently effective accounting standards. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

Balance at January 1, 2007	$1,155
Additions based on positions related to the current year	80
Additions for tax positions of prior years	60
Reductions for tax positions of prior years	(47)
Settlements with taxing authorities	(61)
Statute of limitation expirations	(7)
Balance at December 31, 2007	**$1,180**

We are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. We have concluded all U.S. federal income tax matters through 1997. Substantially all material state, local, and foreign income tax matters have been concluded for all years through 2001.

During 2007, we settled several audits, obtained an Advance Pricing Agreement between the U.S. and Japan, and received a favorable appellate court decision on a previously outstanding Japan matter with respect to the 1995 to 1998 tax periods. As a result of settlement of these matters, net of payments, we decreased our reserve for uncertain tax positions by $67 million, inclusive of $16 million of interest and penalties. Of this amount, we treated $53 million as a reduction in goodwill in accordance with Issue No. 93-7, and we reversed the remaining $14 million to earnings. It is reasonably possible that within the next 12 months we will resolve multiple issues with taxing authorities, including matters presently under consideration at IRS Appeals related to Guidant's acquisition of Intermedics and selected IRS examination issues for the 2001 to 2003 tax periods, in which case we could record a reduction in our balance of unrecognized tax benefits of between $70 million and $141 million.

Our historical practice was and continues to be to recognize interest and penalties related to income tax matters in income tax expense (benefit). We had $218 million accrued for interest and penalties at adoption of Interpretation No. 48 and $264 million at December 31, 2007. The total amount of interest and penalties recognized in our consolidated statements of operations for 2007 was $76 million.

Note L - Commitments and Contingencies

The medical device market in which we primarily participate is largely technology driven. Physician customers, particularly in interventional cardiology, have historically moved quickly to new products and new technologies. As a result, intellectual property rights, particularly patents and trade secrets, play a significant role in product development and differentiation. However, intellectual property litigation to defend or create market advantage is inherently complex and unpredictable. Furthermore, appellate courts frequently overturn lower court patent decisions.

In addition, competing parties frequently file multiple suits to leverage patent portfolios across product lines, technologies and geographies and to balance risk and exposure between the parties. In some cases, several competitors are parties in the same proceeding, or in a series of related proceedings, or litigate multiple features of a single class of devices. These forces frequently drive settlement not only of individual cases, but also of a series of pending and potentially related and unrelated cases. In addition, although monetary and injunctive relief is typically sought, remedies and restitution are generally not determined until the conclusion of the proceedings and are frequently modified on appeal. Accordingly, the outcomes of individual cases are difficult to time, predict or quantify and are often dependent upon the outcomes of other cases in other geographies.

Several third parties have asserted that our current and former stent systems infringe patents owned or licensed by them. We have similarly asserted that stent systems or other products sold by our competitors infringe patents owned or licensed by us. Adverse outcomes in one or more of the proceedings against us could limit our ability to sell certain stent products in certain jurisdictions, or reduce our operating margin on the sale of these products and could have a material adverse effect on our financial position, results of operations or liquidity.

In the normal course of business, product liability and securities claims are asserted against us. Product liability and securities claims may be asserted against us in the future related to events not known to management at the present time. We are substantially self-insured with respect to general and product liability claims, and maintain an insurance policy providing limited coverage against securities claims. The absence of significant third-party insurance coverage increases our potential exposure to unanticipated claims or adverse decisions. Product liability claims, product recalls, securities litigation, and other litigation in the future, regardless of their outcome, could have a material adverse effect on our financial position, results of operations or liquidity.

Our accrual for legal matters that are probable and estimable was $994 million at December 31, 2007 and $485 million at December 31, 2006, and includes estimated costs of settlement, damages and defense. The amounts accrued relate primarily to Guidant litigation and claims recorded as part of the Guidant purchase price, and to on-going patent litigation involving our Interventional Cardiology business. We continue to assess certain litigation and claims to determine the amounts that management believes will be paid as a result of such claims and litigation and, therefore, additional losses may be accrued in the future, which could adversely impact our operating results, cash flows and our ability to comply with our debt covenants. See *Note A—Significant Accounting Policies* for further discussion on our policy for accounting for legal, product liability and security claims.

In management's opinion, we are not currently involved in any legal proceedings other than those specifically identified below which, individually or in the aggregate, could have a material effect on our financial condition, operations and/or cash flows. Unless included in our accrual as of December 31, 2007 or otherwise indicated below, a range of loss associated with any individual material legal proceeding can not be estimated.

Litigation with Johnson & Johnson

On October 22, 1997, Cordis Corporation, a subsidiary of Johnson & Johnson, filed a suit for patent infringement against us and Boston Scientific Scimed, Inc. (f/k/a SCIMED Life Systems, Inc.), our wholly owned subsidiary, alleging that the importation and use of the NIR® stent infringes two patents owned by Cordis. On April 13, 1998, Cordis filed another suit for patent infringement against Boston Scientific Scimed and us, alleging that our NIR® stent infringes two additional patents owned by Cordis. The suits were filed in the U.S. District Court for the District of Delaware seeking monetary damages, injunctive relief and that the patents be adjudged valid, enforceable and infringed. A trial on both actions was held in late 2000. A jury found that the NIR® stent does not infringe three Cordis patents, but does infringe one claim of one Cordis patent and awarded damages of approximately $324 million to Cordis. On March 28, 2002, the Court set aside the damage award, but upheld the remainder of the verdict, and held that two of the four patents had been obtained through inequitable conduct in the U.S. Patent and Trademark Office. On May 27, 2005, Cordis filed an appeal on those two patents and an appeal hearing was held on May 3, 2006. The United States Court of Appeals for the Federal Circuit remanded the case back to the trial court for further briefing and fact-finding by the Court. On May 16, 2002, the Court also set aside the verdict of infringement, requiring a new trial. On March 24, 2005, in a second trial, a jury found that a single claim of the Cordis patent was valid and infringed. The jury determined liability only; any monetary damages will be determined at a later trial. On March 27, 2006, the judge entered judgment in favor of Cordis, and on April 26, 2006, we filed an appeal. A hearing on the appeal was held on October 3, 2007, and a decision was rendered on January 7, 2008 upholding the lower court's finding of infringement and reversing the finding of invalidity of a second claim. The Court of Appeals remanded the case to the District Court for further consideration. On February 4, 2008, we requested the Court of Appeals rehear the appeal and reverse the lower court's finding of infringement and/or remand the case to the District Court for a new trial.

On April 2, 1997, Ethicon and other Johnson & Johnson subsidiaries filed a cross-border proceeding in The Netherlands alleging that the NIR® stent infringes a European patent licensed to Ethicon. In this action, the Johnson & Johnson entities requested relief, including provisional relief (a preliminary injunction). In October 1997, Johnson & Johnson's request for provisional cross-border relief on the patent was denied by the Dutch Court, on the ground that it is "very likely" that the NIR® stent will be found not to infringe the patent. Johnson & Johnson's appeal of this decision was denied. In January 1999, Johnson & Johnson amended the claims of the patent and changed the action from a cross-border case to a Dutch national action. On June 23, 1999, the Dutch Court affirmed that there were no remaining infringement claims with respect to the patent. In late 1999, Johnson & Johnson appealed this decision. On March 11, 2004, the Court of Appeals nullified the Dutch Court's June 23, 1999 decision and the proceedings have been returned to the Dutch Court. In accordance with its 1999 decision, the Dutch Court asked the Dutch Patent Office for technical advice on the validity of the amended patent. On August 31, 2005, the Dutch Patent Office issued its technical advice that the amended patent was valid but left certain legal issues for the Dutch Court to resolve. A hearing originally scheduled for December 21, 2007 has been postponed and rescheduled for April 25, 2008.

On August 22, 1997, Johnson & Johnson filed a suit for patent infringement against us alleging that the sale of the NIR® stent infringes certain Canadian patents owned by Johnson & Johnson. Suit was filed in the federal court of Canada seeking a declaration of infringement, monetary damages and injunctive relief. On December 2, 2004, the Court dismissed the case, finding all patents to be invalid. On December 6, 2004, Johnson & Johnson appealed the Court's decision, and in May 2006, the Court reinstated the patents. In August 2006, we appealed the Court's decision to the Supreme Court. On January 18, 2007, the Supreme Court denied our request to review this matter. A trial began on January 21, 2008 and is expected to be concluded by the end of February 2008. A decision is expected in three to six months.

On February 14, 2002, we, and certain of our subsidiaries, filed suit for patent infringement against Johnson & Johnson and Cordis alleging that certain balloon catheters and stent delivery systems sold by Johnson & Johnson and Cordis infringe five U.S. patents owned by us. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. On October 15, 2002, Cordis filed a counterclaim alleging that certain balloon catheters and stent delivery systems sold by us infringe three U.S. patents owned by Cordis and seeking monetary and injunctive relief. On December 6, 2002, we filed an amended complaint alleging that two additional patents owned by us are infringed by the Cordis' products. A bench trial on interfering patent issues was held December 5, 2005 and on September 19, 2006, the Court found there to be no interference. Trial began on October 9, 2007 and, on October 31, 2007, the jury found that we infringe a patent of Cordis. The jury also found four of our patents invalid and infringed by Cordis. No damages were determined because the judge found that Cordis failed to submit evidence sufficient to enable a jury to make a damage assessment. We filed a motion to overturn the jury verdict. A hearing on post-trial motions was held on February 15, 2008, and on February 19, 2008, the Court denied all post-trial motions. The Court also ordered the parties to attempt to negotiate a reasonable royalty rate for future sales of the products found to infringe or file further papers with the Court regarding continued infringement We intend to appeal the decision.

On March 26, 2002, we and our wholly owned subsidiary, Target Therapeutics, Inc., filed suit for patent infringement against Cordis alleging that certain detachable coil delivery systems and/or pushable coil vascular occlusion systems (coil delivery systems) infringe three U.S. patents, owned by or exclusively licensed to Target. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. In 2004, the Court granted summary judgment in our favor finding infringement of one of the patents. On November 14, 2005, the Court denied Cordis' summary judgment motions with respect to the validity of the patent. Cordis filed a motion for reconsideration and a hearing was held on October 26, 2006. The Court ruled on Cordis' motion for reconsideration by modifying its claim construction order. On February 7, 2007, Cordis filed a motion for summary judgment of non-infringement with respect to this patent. On July 27, 2007, the Court denied Cordis' motion. The Court also modified its claim construction and vacated its earlier summary judgment order finding infringement by the Cordis device. Summary judgment motions with respect to this patent were renewed by both parties and a hearing on these renewed motions was held on January 18, 2008. Also on January 18, 2008, the Court granted our motion for summary judgment that Cordis infringes a second patent in the suit. On January 25, 2008, the Court ruled that two of the patents, including the one on which summary judgment of infringement had just been granted, are not invalid based on prior public or commercial use. Decisions on the other motions for summary judgment have not yet been rendered.

On January 13, 2003, Cordis filed suit for patent infringement against Boston Scientific Scimed and us, alleging that our Express2™ coronary stent infringes a U.S. patent owned by Cordis. The suit was filed in the U.S. District Court for the District of Delaware seeking monetary and injunctive relief. We answered the complaint, denying the allegations and filed a counterclaim alleging that certain Cordis products infringe a patent owned by us. On August 4, 2004, the Court granted a Cordis motion to add our Liberté® coronary stent and two additional patents to the complaint. On June 21, 2005, a jury found that our TAXUS® Express2™, Express2 Express™ Biliary, and Liberté stents infringe a Johnson & Johnson patent and that the Liberté stent infringes a second Johnson & Johnson patent. The juries only determined liability; monetary damages will be determined at a later trial. We filed a motion to set aside the verdict and enter judgment in our favor as a matter of law. On May 11, 2006, our motion was denied. With respect to our counterclaim, a jury found on July 1, 2005 that Johnson & Johnson's Cypher®, Bx Velocity®, Bx Sonic™ and Genesis™ stents infringe our patent. Johnson & Johnson filed a motion to set aside the verdict and enter judgment in its favor as a matter of law. On May 11, 2006, the Court denied Johnson & Johnson's motion. Johnson & Johnson filed a motion for reconsideration, which was denied on March 27, 2007. On April 17, 2007, Johnson & Johnson filed a second motion to set aside the verdict and enter judgment in its favor as a matter of law or, in the alternative, request a new trial on infringement. That motion was denied and judgment was entered on September 24, 2007. Both parties have filed an appeal, although a hearing date has not yet been scheduled.

On March 13, 2003, Boston Scientific Scimed and we filed suit for patent infringement against Johnson & Johnson and Cordis, alleging that its Cypher drug-eluting stent infringes one of our patents. The suit was filed in the U.S. District Court for the District of Delaware seeking monetary and injunctive relief. Cordis answered the complaint, denying the allegations, and filed a counterclaim against us alleging that the patent is not valid and is unenforceable. We subsequently filed amended and new complaints in the U.S. District Court for the District of Delaware alleging that the Cypher drug-eluting stent infringes an additional four of our patents (the Additional Patents). In March 2005, we filed a stipulated dismissal as to three of the four Additional Patents. On April 4, 2007, the Court granted summary judgment of non-infringement of the remaining Additional Patent and the parties entered a stipulated dismissal as to the claim of that patent on May 11, 2007. On July 1, 2005, a jury found that Johnson & Johnson's Cypher drug-eluting stent infringes the original patent and upheld the validity of the patent. The jury determined liability only; any monetary damages will be determined at a later trial. Johnson & Johnson filed a motion to set aside the verdict and enter judgment in its favor as a matter of law. On June 15, 2006, the Court denied Johnson & Johnson's motion. Johnson & Johnson moved for reconsideration of the Court's decision. A summary judgment hearing as to the remaining patent asserted in our amended complaint was held on June 14, 2006. A hearing on the reconsideration motion was held on August 10, 2007. On September 24, 2007, the Court denied Cordis' motion for reconsideration. The Court entered judgment against Cordis and on October 19, 2007, Cordis filed an appeal. A hearing on the appeal has not yet been scheduled.

On August 5, 2004, we (through our subsidiary Schneider Europe GmbH) filed suit in the District Court of Brussels, Belgium against the Belgian subsidiaries of Johnson & Johnson, Cordis and Janssen Pharmaceutica alleging that Cordis' Bx Velocity stent, Bx Sonic stent, Cypher stent, Cypher Select stent, Aqua T3™ balloon and U-Pass balloon infringe one of our European patents and seeking injunctive and monetary relief. A hearing was held on September 20 and 21, 2007 and a decision was rendered on December 6, 2007, scheduling a new hearing for May 29, 2008 to consider new evidence. In December 2005, the Johnson & Johnson subsidiaries filed a nullity action in France. On January 25, 2008, we filed a counterclaim infringement action in France. In January 2006, the same Johnson & Johnson subsidiaries filed nullity actions in Italy and Germany. On October 23, 2007, the German Federal Patent Court found the patent valid. We have filed a counterclaim infringement action in Italy and an infringement action in Germany. A hearing is scheduled on the German infringement action for July 15, 2008.

On May 12, 2004, we filed suit against two of Johnson & Johnson's Dutch subsidiaries, alleging that Cordis' Bx Velocity stent, Bx Sonic stent, Cypher stent, Cypher Select stent, and Aqua T3 balloon delivery systems for those stents, and U-Pass angioplasty balloon catheters infringe one of our European patents. The suit was filed in the District Court of The Hague in The Netherlands seeking injunctive and monetary relief. On June 8, 2005, the Court found the Johnson & Johnson products infringe our patent and granted injunctive relief. On June 23, 2005, the District Court in Assen, The Netherlands stayed enforcement of the injunction. On October 12, 2005, a Dutch Court of Appeals overturned the Assen court's ruling and reinstated the injunction against the manufacture, use and sale of the Cordis products in The Netherlands. Damages for Cordis' infringing acts in The Netherlands will be determined at a later date. Cordis appealed the validity and infringement ruling by The Hague Court. A hearing on this appeal was held on November 2, 2006 and a decision was received on March 15, 2007 finding the patent valid but not infringed. We appealed the Court's decision. A hearing on the appeal is expected during the fourth quarter of 2008.

On September 27, 2004, Boston Scientific Scimed filed suit against a German subsidiary of Johnson & Johnson alleging the Cypher drug-eluting stent infringes one of our European patents. The suit was filed in Mannheim, Germany seeking monetary and injunctive relief. A hearing was held on April 1, 2005 and on July 15, 2005, the Court indicated that it would appoint a technical expert. The expert's opinion was submitted to the Court on September 19, 2006. A hearing was held on September 21, 2007 in Mannheim, Germany, and a decision has not yet been rendered.

On October 15, 2004, Boston Scientific Scimed filed suit against a German subsidiary of Johnson & Johnson alleging the Cypher® drug-eluting stent infringes one of our German utility models. The suit was filed in Mannheim, Germany seeking monetary and injunctive relief. A hearing was held on April 1, 2005 and on July 15, 2005, the Court indicated that it would appoint a technical expert. The expert's opinion was submitted to the Court on September 19, 2006. A hearing was held on September 21, 2007 in Mannheim, Germany, and a decision has not yet been rendered.

On November 29, 2007, Boston Scientific Scimed filed suit against a German subsidiary of Johnson & Johnson alleging the Cypher and Cypher Select™ drug-eluting stents infringe one of our European patents. The suit was filed in Mannheim, Germany seeking monetary and injunctive relief. A hearing date has not yet been scheduled.

On December 30, 2004, Boston Scientific Scimed filed suit against a German subsidiary of Johnson & Johnson alleging the Cypher drug-eluting stent infringes one of our German utility models. The suit was filed in Dusseldorf, Germany seeking monetary and injunctive relief. A hearing was held on December 1, 2005. In January 2006, the judge rendered a decision of non-infringement. On January 29, 2006, Boston Scientific Scimed appealed the judge's decision. On February 15, 2007, the Court decided to appoint a technical expert. A hearing date has not yet been scheduled.

On September 25, 2006, Johnson & Johnson filed a lawsuit against us, Guidant and Abbott in the U.S. District Court for the Southern District of New York. The complaint alleges that Guidant breached certain provisions of the amended merger agreement between Johnson & Johnson and Guidant (Merger Agreement) as well as the implied duty of good faith and fair dealing. The complaint further alleges that Abbott and we tortiously interfered with the Merger Agreement by inducing Guidant's breach. The complaint seeks certain factual findings, damages in an amount no less than $5.5 billion and attorneys' fees and costs. Guidant and we filed a motion to dismiss the complaint on November 15, 2006. Johnson & Johnson filed its opposition to the motion on January 9, 2007, and defendants filed their reply on January 31, 2007. A hearing on the motion to dismiss was held on February 28, 2007. On August 29, 2007, the judge dismissed the tortious interference claims against us and Abbott and the implied duty of good faith and fair dealing claim against Guidant. On October 10, 2007, the Court denied Johnson & Johnson's motion to reconsider the dismissal of the tortious interference claim against Abbott and us. A trial date has not yet been scheduled.

On May 4, 2006, we filed suit against Conor Medsystems Ireland Ltd. alleging that its Costar® paclitaxel-eluting coronary stent system infringes one of our balloon catheter patents. The suit was filed in Ireland seeking monetary and injunctive relief. On May 24, 2006, Conor responded, denying the allegations and filed a counterclaim against us alleging that the patent is not valid and is unenforceable. On January 14, 2008, the case was dismissed pursuant to a settlement agreement between the parties.

On May 25, 2007, Boston Scientific Scimed and we filed suit against Johnson & Johnson and Cordis in the U.S. District Court for the District of Delaware seeking a declaratory judgment of invalidity of a U.S. patent owned by them and of non-infringement of the patent by our PROMUS™ coronary stent system. On February 21, 2008, Cordis answered the complaint, denying the allegations, and filed a counterclaim for infringement seeking an injunction and a declaratory judgment of validity. A trial is scheduled to begin on August 3, 2009.

On June 1, 2007, Boston Scientific Scimed and we filed a suit against Johnson & Johnson and Cordis in the U.S. District Court for the District of Delaware seeking a declaratory judgment of invalidity of a U.S. patent owned by them and of non-infringement of the patent by our PROMUS coronary stent system. On February 21, 2008, Cordis answered the complaint, denying the allegations, and filed a counterclaim for infringement seeking an injunction and a declaratory judgment of validity. A trial is scheduled to begin on August 3, 2009.

On June 22, 2007, Boston Scientific Scimed and we filed a suit against Johnson & Johnson and Cordis in the U.S. District Court for the District of Delaware seeking a declaratory judgment of invalidity of a U.S. patent owned by them and of non-infringement of the patent by our PROMUS coronary stent system. On February 21, 2008, Cordis answered the complaint, denying the allegations, and filed a counterclaim for infringement seeking an injunction and a declaratory judgment of validity. A trial is scheduled to begin on August 3, 2009.

On November 27, 2007, Boston Scientific Scimed and we filed suit against Johnson & Johnson and Cordis in the U.S. District Court for the District of Delaware seeking a declaratory judgment of invalidity of a U.S. patent owned by them and of non-infringement of the patent by our PROMUS coronary stent system. On February 21, 2008, Cordis answered the complaint, denying the allegations, and filed a counterclaim for infringement seeking an injunction and a declaratory judgment of validity. A trial is scheduled to begin on August 3, 2009.

On January 15, 2008, Johnson & Johnson Inc. filed a suit for patent infringement against us alleging that the sale of the Express, Express 2 and TAXUS EXPRESS 2 stent delivery systems infringe two Canadian patents owned by Johnson & Johnson. Suit was filed in The Federal Court of Canada seeking a declaration of infringement, monetary damages and injunctive relief. We intend to file a motion to dismiss the complaint.

On January 28, 2008, Wyeth and Cordis Corporation filed suit against Boston Scientific Scimed and us, alleging that our PROMUS coronary stent system, upon launch in the United States, will infringe three U.S. patents owned by Wyeth and licensed to Cordis. The suit was filed in the United States District Court for the District of New Jersey seeking monetary and injunctive relief. We have not yet been served with the complaint.

On February 1, 2008, Wyeth and Cordis Corporation filed an amended complaint against Abbott Laboratories, adding us and Boston Scientific Scimed to the complaint. The suit alleges that our PROMUS coronary stent system, upon launch in the United States, will infringe three U.S. patents owned by Wyeth and licensed to Cordis. The suit was filed in the United States District Court for the District of New Jersey seeking monetary and injunctive relief. We have not yet answered the complaint, but intend to vigorously defend against its allegations.

Litigation with Medtronic, Inc.

On March 1, 2006, Medtronic Vascular, Inc. filed suit against Boston Scientific Scimed and us, alleging that our balloon products infringe four U.S. patents owned by Medtronic Vascular. The suit was filed in the U.S. District Court for the Eastern District of Texas seeking monetary and injunctive relief. On April 25, 2006, we answered and filed a counterclaim seeking a declaratory judgment of invalidity and non-infringement. Trial is scheduled to begin on May 5, 2008.

On July 25, 2007, the U.S. District Court for the Northern District of California granted our motion to intervene in an action filed February 15, 2006 by Medtronic Vascular and certain of its affiliates against Advanced Cardiovascular Systems, Inc. and Abbott Laboratories. As a counterclaim plaintiff in this litigation, we are seeking a declaratory judgment of patent invalidity and of non-infringement by our PROMUS coronary stent system relating to two U.S. patents owned by Medtronic. Trial is scheduled to begin on January 29, 2009.

On December 17, 2007, Medtronic, Inc. filed a declaratory judgment action in the District Court for Delaware against us, Guidant Corporation (Guidant), and Mirowski Family Ventures L.L.C. (Mirowski), challenging its obligation to pay royalties to Mirowski on certain cardiac resynchronization therapy devices by alleging non-infringement and invalidity of certain claims of two patents owned by Mirowski and exclusively licensed to Guidant and sublicensed to Medtronic. On February 8, 2008, we answered, denying the substantive allegations of the complaint.

Litigation Relating to St. Jude Medical, Inc.

Guidant Sales Corp., Cardiac Pacemakers, Inc. (CPI) and Mirowski are plaintiffs in a patent infringement suit originally filed against St. Jude Medical, Inc. and its affiliates in November 1996 in the District Court in Indianapolis. In July 2001, a jury found that a patent licensed to CPI and expired in December 2003, was valid but not infringed by certain of St. Jude Medical's defibrillator products. In February 2002, the District Court reversed the jury's finding of validity. In August 2004, the Federal Circuit Court of Appeals, among other things, reinstated the jury verdict of validity and remanded the matter for a new trial on infringement and damages. The case was sent back to the District Court for further proceedings. Pursuant to a Settlement Agreement dated July 29, 2006 between St. Jude Medical and us the parties agreed to limit the scope and available remedies of this case. On March 26, 2007, the District Court issued a ruling invalidating the patent. On April 23, 2007, we appealed the Court's ruling. A hearing on the appeal has not yet been scheduled.

Litigation with Medinol Ltd.

On February 20, 2006, Medinol submitted a request for arbitration against us, and our wholly owned subsidiaries Boston Scientific Ltd. and Boston Scientific Scimed, Inc., under the Arbitration Rules of the World Intellectual Property Organization pursuant to a settlement agreement between Medinol and us dated September 21, 2005. The request for arbitration alleges that the Company's Liberté coronary stent system infringes two U.S. patents and one European patent owned by Medinol. Medinol is seeking to have the patents declared valid and enforceable and a reasonable royalty. The September 2005 settlement agreement provides, among other things, that Medinol may only seek reasonable royalties and is specifically precluded from seeking injunctive relief. As a result, we do not expect the outcome of this proceeding to have a material impact on the continued sale of the Liberté® stent system internationally or in the United States, the continued sale of the TAXUS® Liberté® stent system internationally or the launch of the TAXUS® Liberté® stent system in the United States. We plan to defend against Medinol's claims vigorously. The arbitration hearing was held on September 17 through September 21, 2007, and a decision is expected in March 2008.

On September 25, 2002, we filed suit against Medinol alleging Medinol's NIRFlex™ and NIRFlex™ Royal products infringe a patent owned by us. The suit was filed in the District Court of The Hague, The Netherlands seeking cross-border, monetary and injunctive relief. On September 10, 2003, the Dutch Court ruled that the patent was invalid. We appealed the Court's decision in December 2003. A hearing on the appeal was held on August 17, 2006. On December 14, 2006, a decision was rendered upholding the trial court ruling. We appealed the Court's decision on March 14, 2007. On May 25, 2007, Medinol moved to dismiss our appeal, although a decision has not yet been rendered.

On August 3, 2007, Medinol submitted a request for arbitration against us, and our wholly owned subsidiaries Boston Scientific Ltd. and Boston Scientific Scimed, Inc., under the Arbitration Rules of the World Intellectual Property Organization pursuant to a settlement agreement between Medinol and us dated September 21, 2005. The request for arbitration alleges that our PROMUS coronary stent system infringes five U.S. patents, three European patents and two German Patents owned by Medinol. Medinol is seeking to have the patents declared valid and enforceable and a reasonable royalty. The September 2005 settlement agreement provides, among other things, that Medinol may only seek reasonable royalties and is specifically precluded from seeking injunctive relief. As a result, we do not expect the outcome of this proceeding to have a material impact on the continued sale of the PROMUS stent system internationally or the launch of the PROMUS stent system in the United States. We plan to defend against Medinol's claims vigorously. A hearing is scheduled for May 11, 2009.

Other Patent Litigation

On July 28, 2000, Dr. Tassilo Bonzel filed a complaint naming certain of our Schneider Worldwide subsidiaries and Pfizer Inc. and certain of its affiliates as defendants, alleging that Pfizer failed to pay Dr. Bonzel amounts owed under a license agreement involving Dr. Bonzel's patented Monorail® balloon catheter technology. The suit was filed in the U.S. District Court for the District of Minnesota seeking monetary relief. On September 26, 2001, we reached a contingent settlement with Dr. Bonzel involving all but one claim asserted in the complaint. The contingency was satisfied and the settlement is final. On December 17, 2001, the remaining claim was dismissed without prejudice with leave to refile the suit in Germany. Dr. Bonzel filed an appeal of the dismissal of the remaining claim. On July 29, 2003, the Appellate Court affirmed the lower court's dismissal, and on October 24, 2003, the Minnesota Supreme Court denied Dr. Bonzel's petition for further review. On March 26, 2004, Dr. Bonzel filed a similar complaint against us, certain of our subsidiaries and Pfizer in the Federal District Court for the District of Minnesota. We answered, denying the allegations of the complaint. We filed a motion to dismiss the case, and the case was dismissed with prejudice on November 2, 2004. On February 7, 2005, Dr. Bonzel appealed the Court's decision. On March 2, 2006, the Federal District Court dismissed the appeal and affirmed the lower court's decision. On April 24, 2007, we received a letter from Dr. Bonzel's counsel alleging that the 1995 license agreement with Dr. Bonzel may have been invalid under German law. On May 11, 2007, we responded to Dr. Bonzel's counsel's letter asserting the validity of the 1995 license agreement. On October 5, 2007, Dr. Bonzel filed a complaint against us in Kassel, Germany, which was formally served in December 2007, alleging the 1995 license agreement is invalid under German law and seeking monetary damages. We have not yet answered the complaint, but intend to vigorously defend against its allegations.

On September 12, 2002, ev3 Inc. filed suit against The Regents of the University of California and our wholly owned subsidiary, Boston Scientific International, B.V., in the District Court of The Hague, The Netherlands, seeking a declaration that ev3's EDC II and VDS embolic coil products do not infringe three patents licensed to us from The Regents. On October 22, 2003, the Court ruled that the ev3 products infringe the three patents. On December 18, 2003, ev3 appealed the Court's ruling. A hearing on the appeal has not yet been scheduled. A damages hearing originally scheduled for June 15, 2007 has been postponed and not yet rescheduled. On October 30, 2007, we reached an agreement in principle with ev3 to resolve this matter. The parties are currently negotiating a definitive settlement agreement.

On December 16, 2003, The Regents of the University of California filed suit against Micro Therapeutics, Inc., a subsidiary of ev3, and Dendron GmbH alleging that Micro Therapeutics' Sapphire detachable coil delivery systems infringe twelve patents licensed to us and owned by The Regents. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. On January 8, 2004, Micro Therapeutics and Dendron filed a third-party complaint to include Target Therapeutics and us as third-party defendants seeking a declaratory judgment of invalidity and noninfringement with respect to the patents and antitrust violations. On February 17, 2004, we, as a third-party defendant, filed a motion to dismiss us from the case. On July 9, 2004, the Court granted our motion in part and dismissed Target and us from the claims relating only to patent infringement, while denying dismissal of an antitrust claim. On April 7, 2006, the Court denied Micro Therapeutics' motion seeking unenforceability of The Regents' patent and denied The Regents' cross-motion for summary judgment of enforceability. A summary judgment hearing was held on July 31, 2007 relating to the antitrust claim, and on August 22, 2007, the Court granted summary judgment in our favor and dismissed us from the case. On October 30, 2007, we reached an agreement in principle with ev3 to resolve this matter. The parties are currently negotiating a definitive settlement agreement.

On March 29, 2005, we and Boston Scientific Scimed, filed suit against ev3 for patent infringement, alleging that ev3's SpideRX® embolic protection device infringes four U.S. patents owned by us. The complaint was filed in the U.S. District Court for the District of Minnesota seeking monetary and injunctive relief. On May 9, 2005, ev3 answered the complaint, denying the allegations, and filed a counterclaim seeking a declaratory judgment of invalidity and unenforceability, and noninfringement of our patents in the suit. On October 28, 2005, ev3 filed its first amended answer and counterclaim alleging that certain of our embolic protection devices infringe a patent owned by ev3. On June 20, 2006, we filed an amended complaint adding a claim of trade secret misappropriation and claiming infringement of two additional U.S. patents owned by us. On June 30, 2006, ev3 filed an amended answer and counterclaim alleging infringement of two additional U.S. patents owned by ev3. A trial has not yet been scheduled. On October 30, 2007, we reached an agreement in principle with ev3 to resolve this matter. The parties are currently negotiating a definitive settlement agreement.

On September 27, 2004, Target Therapeutics and we filed suit for patent infringement against Micrus Corporation alleging that certain detachable embolic coil devices infringe two U.S. patents exclusively licensed to the subsidiary. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. On November 16, 2004, Micrus answered and filed counterclaims seeking a declaration of invalidity, unenforceability and noninfringement and included allegations of infringement against us relating to three U.S. patents owned by Micrus, and antitrust and state law violations. On January 10, 2005, we filed a motion to dismiss certain of Micrus' counterclaims, and on February 23, 2005, the Court granted a request to stay the proceedings pending a reexamination of our patents by the U.S. Patent and Trademark Office. On February 23, 2006, the stay was lifted. Subsequently, Micrus provided a covenant not to sue us with respect to one of the Micrus patents. On June 1, 2007, the Court held a claim construction hearing regarding the various patents at issue, but the Court has not yet issued a decision. A trial date has not yet been set.

On November 26, 2005, Angiotech and we filed suit against Occam International, BV in The Hague, The Netherlands seeking a preliminary injunction against Occam's drug-eluting stent products based on infringement of patents owned by Angiotech and licensed to us. A hearing was held January 13, 2006, and on January 27, 2006, the Court denied our request for a preliminary injunction. Angiotech and we have appealed the Court's decision, and the parties agreed to pursue normal infringement proceedings against Occam in The Netherlands.

On April 4, 2005, Angiotech and we filed suit against Sahajanand Medical Technologies Pvt. Ltd. in The Hague, The Netherlands seeking a declaration that Sahajanand's drug-eluting stent products infringe patents owned by Angiotech and licensed to us. On May 3, 2006, the Court found that the asserted claims were infringed and valid, and provided for injunctive and monetary relief. On July 13, 2006, Sahajanand appealed the Court's decision. A hearing on the appeal has been scheduled for March 13, 2008.

On May 19, 2005, G. David Jang, M.D. filed suit against us alleging breach of contract relating to certain patent rights covering stent technology. The suit was filed in the U.S. District Court, Central District of California seeking monetary damages and rescission of the contract. On June 24, 2005, we answered, denying the allegations, and filed a counterclaim. After a Markman ruling relating to the Jang patent rights, Dr. Jang stipulated to the dismissal of certain claims alleged in the complaint with a right to appeal. In February 2007, the parties agreed to settle the other claims of the case. On May 23, 2007, Jang filed an appeal with respect to the remaining patent claims. A hearing has not yet been scheduled.

On April 4, 2007, SciCo Tec GmbH filed suit against us alleging certain of our balloon catheters infringe a U.S. patent owned by SciCo Tec GmbH. The suit was filed in the U.S. District Court for the Eastern District of Texas seeking monetary and injunctive relief. On May 10, 2007, SciCo Tec filed an amended complaint based on similar allegations as those pled in the original complaint and alleging certain additional balloon catheters and stent delivery systems infringe the same patent. On May 14, 2007, we answered, denying the allegations of the first complaint. On May 29, 2007, we responded to the amended complaint and filed a counterclaim seeking declaratory judgment of invalidity and non-infringement with respect to the patent at issue. A trial has been scheduled for November 10, 2008.

On April 19, 2007, SciCo Tec GmbH, filed suit against us and our subsidiary, Boston Scientific Medizintechnik GmbH, alleging certain of our balloon catheters infringe a German patent owned by SciCo Tec GmbH. The suit was filed in Mannheim, Germany. We answered the complaint, denying the allegations and filed a nullity action against SciCo Tec relating to one of its German patents. A hearing on the merits in the infringement action was held on February 12, 2008, and a decision is expected April 1, 2008.

On December 16, 2005, Bruce N. Saffran, M.D., Ph.D. filed suit against us alleging that our TAXUS® Express coronary stent system infringes a patent owned by Dr. Saffran. The suit was filed in the U.S. District Court for the Eastern District of Texas and seeks monetary and injunctive relief. On February 8, 2006, we filed an answer, denying the allegations of the complaint. Trial began on February 5, 2008. On February 11, 2008, the jury found that our TAXUS® Express and TAXUS® Liberte® stent products infringe Dr. Saffran's patent and that the patent is valid. No injunction was requested, but the jury awarded damages of $431 million. The District Court awarded Dr. Saffran $69 million in pre-judgment interest and entered judgment in his favor. We believe the jury verdict is unsupported by both the evidence and the law. We will seek to overturn the verdict in post-trial motions before the District Court and, if unsuccessful, to appeal to the U.S. Court of Appeals for the Federal Circuit. On February 21, 2008, Dr. Saffran filed a new complaint alleging willful infringement of the continued sale of the TAXUS stent products. We will vigorously defend against its allegations.

On December 11, 2007, Wall Cardiovascular Technologies LLC filed suit against us alleging that our TAXUS Express coronary stent system infringes a patent owned by them. The complaint also alleges that Cordis Corporation's drug-eluting stent system infringes the patent. The suit was filed in the Eastern District Court of Texas and seeks monetary and injunctive relief. On February 18, 2008, Wall Cardiovascular Technologies filed a request to amend its complaint to add Medtronic, Inc. to the suit with respect to its drug-eluting stent system. We answered the original complaint denying the allegations and intend to oppose the request to amend to add Medtronic.

Other Proceedings

On September 8, 2005, the Laborers Local 100 and 397 Pension Fund initiated a putative shareholder derivative lawsuit on our behalf in the Commonwealth of Massachusetts Superior Court Department for Middlesex County against our directors, certain of our current and former officers, and us as nominal defendant. The complaint alleged, among other things, that with regard to certain matters of regulatory compliance, the defendants breached their fiduciary duties to us and our shareholders in the management and affairs of our business and in the use and preservation of our assets. The complaint also alleged that as a result of the alleged misconduct and the purported failure to publicly disclose material information, certain directors and officers sold our stock at inflated prices in violation of their fiduciary duties and were unjustly enriched. The suit was dismissed on September 11, 2006. The Board of Directors thereafter received two letters from the Laborers Local 100 and 397 Pension Fund dated February 21, 2007. One letter demanded that the Board of Directors investigate and commence action against the defendants named in the original complaint in connection with the matters alleged in the original complaint. The second letter (as well as subsequent letters from the Pension Fund) made a demand for an inspection of certain books and records for the purpose of, among other things, the investigation of possible breaches of fiduciary duty, misappropriation of information, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment. On March 21, 2007, we rejected the request to inspect books and records on the ground that Laborers Local 100 and 397 Pension Fund had not established a proper purpose for the request.

On September 23, 2005, Srinivasan Shankar, on behalf of himself and all others similarly situated, filed a purported securities class action suit in the U.S. District Court for the District of Massachusetts on behalf of those who purchased or otherwise acquired our securities during the period March 31, 2003 through August 23, 2005, alleging that we and certain of our officers violated certain sections of the Securities Exchange Act of 1934. On September 28, 2005, October 27, 2005, November 2, 2005 and November 3, 2005, Jack Yopp, Robert L. Garber, Betty C. Meyer and John Ryan, respectively, on behalf of themselves and all others similarly situated, filed additional purported securities class action suits in the same Court on behalf of the same purported class. On February 15, 2006, the Court ordered that the five class actions be consolidated and appointed the Mississippi Public Employee Retirement System Group as lead plaintiff. A consolidated amended complaint was filed on April 17, 2006. The consolidated amended complaint alleges that we made material misstatements and omissions by failing to disclose the supposed merit of the Medinol litigation and DOJ investigation relating to the 1998 NIR ON® Ranger with Sox stent recall, problems with the TAXUS® drug-eluting coronary stent systems that led to product recalls, and our ability to satisfy FDA regulations concerning medical device quality. The consolidated amended complaint seeks unspecified damages, interest, and attorneys' fees. The defendants filed a motion to dismiss the consolidated amended complaint on June 8, 2006, which was granted by the Court on March 30, 2007. On April 27, 2007, Mississippi Public Employee Retirement System Group appealed the Court's decision. A hearing on the appeal was held on February 8, 2008, although a decision has not yet been rendered.

On January 19, 2006, George Larson, on behalf of himself and all others similarly situated, filed a purported class action complaint in the U.S. District Court for the District of Massachusetts on behalf of participants and beneficiaries of our 401(k) Retirement Savings Plan (401(k) Plan) and GESOP (together the Plans) alleging that we and certain of our officers and employees violated certain provisions under the Employee Retirement Income Security Act of 1974, as amended (ERISA) and Department of Labor Regulations. On January 26, 2006, February 8, 2006, February 14, 2006, February 23, 2006 and March 3, 2006, Robert Hochstadt, Jeff Klunke, Kirk Harvey, Michael Lowe and Douglas Fletcher, respectively, on behalf of themselves and others similarly situated, filed purported class action complaints in the same Court on behalf of the participants and beneficiaries in our Plans alleging similar misconduct and seeking similar relief as in the Larson lawsuit. On April 3, 2006, the Court issued an order consolidating the actions and appointing Jeffrey Klunke and Michael Lowe as interim lead plaintiffs. On August 23, 2006, plaintiffs filed a consolidated complaint that purports to bring a class action on behalf of all participants and beneficiaries of our 401(k) Plan during the period May 7, 2004 through January 26, 2006 alleging that we, our 401(k) Administrative and Investment Committee (the Committee), members of the Committee, and certain directors violated certain provisions of ERISA. The complaint alleges, among other things, that the defendants breached their fiduciary duties to the 401(k) Plan's participants. The complaint seeks equitable and monetary relief. Defendants filed a motion to dismiss on October 10, 2006, which was denied by the Court on August 27, 2007. A trial has not yet been scheduled.

On June 12, 2003, Guidant announced that its subsidiary, EndoVascular Technologies, Inc. (EVT), had entered into a plea agreement with the U.S. Department of Justice relating to a previously disclosed investigation regarding the ANCURE ENDOGRAFT System for the treatment of abdominal aortic aneurysms. At the time of the EVT plea, Guidant had outstanding fourteen suits alleging product liability related causes of action relating to the ANCURE System. Subsequent to the EVT plea, Guidant was notified of additional claims and served with additional complaints. From time to time, Guidant has settled certain of the individual claims and suits for amounts that were not material to Guidant. Currently, Guidant has approximately 16 suits outstanding, and more suits may be filed. The complaints seek damages, including punitive damages. The complaints are in various stages of discovery, with the earliest trial date set for the summer of 2008. Additionally, Guidant has been notified of over 135 unfiled claims that are pending. The cases generally allege the plaintiffs suffered injuries, and in certain cases died, as a result of purported defects in the device or the accompanying warnings and labeling.

Although insurance may reduce Guidant's exposure with respect to ANCURE System claims, one of Guidant's carriers, Allianz Insurance Company (Allianz), filed suit in the Circuit Court, State of Illinois, County of DuPage, seeking to rescind or otherwise deny coverage and alleging fraud. Additional carriers have intervened in the case and Guidant affiliates, including EVT, are also named as defendants. Guidant and its affiliates also initiated suit against certain of their insurers, including Allianz, in the Superior Court, State of Indiana, County of Marion, in order to preserve Guidant's rights to coverage. A trial has not yet been scheduled in either case. On March 23, 2007, the Court in the Indiana lawsuit granted Guidant and its affiliates' motion for partial summary judgment regarding Allianz's duty to defend, finding that Allianz breached its duty to defend 41 ANCURE lawsuits. On April 19, 2007, Allianz filed a notice of appeal of that ruling. On July 11, 2007, the Illinois court entered a final partial summary judgment ruling in favor of Allianz. Guidant appealed the Court's ruling on

August 9, 2007. Both lawsuits are currently partially stayed in the trial courts pending the outcome of the respective appeals. Shareholder derivative suits relating to the ANCURE System are currently pending in the Southern District of Indiana and in the Superior Court of the State of Indiana, County of Marion. The suits, purportedly filed on behalf of Guidant, initially alleged that Guidant's directors breached their fiduciary duties by taking improper steps or failing to take steps to prevent the ANCURE and EVT related matters described above. The complaints seek damages and other equitable relief. The state court derivative suits have been stayed in favor of the federal derivative action. On March 9, 2007, the Superior Court granted the parties' joint motion to dismiss the complaint with prejudice for lack of standing in one of the pending state derivative actions. The plaintiff in the federal derivative case filed an amended complaint in December 2005, adding allegations regarding defibrillator and pacemaker products and Guidant's proposed merger with Johnson & Johnson. On March 17, 2006, the plaintiff filed a second amended complaint in the federal derivative case. On May 1, 2006, the defendants moved to dismiss the second amended complaint. This motion remains pending.

In July 2005, a purported class action complaint was filed on behalf of participants in Guidant's employee pension benefit plans. This action was filed in the U.S. District Court for the Southern District of Indiana against Guidant and its directors. The complaint alleges breaches of fiduciary duty under the Employee Retirement Income Security Act (ERISA), 29 U.S.C. § 1132. Specifically, the complaint alleges that Guidant fiduciaries concealed adverse information about Guidant's defibrillators and imprudently made contributions to Guidant's 401(k) plan and employee stock ownership plan in the form of Guidant stock. The complaint seeks class certification, declaratory and injunctive relief, monetary damages, the imposition of a constructive trust, and costs and attorneys' fees. A second, similar complaint was filed and consolidated with the initial complaint. A consolidated, amended complaint was filed on February 8, 2006. The defendants moved to dismiss the consolidated complaint, and on September 15, 2006, the Court dismissed the complaint for lack of jurisdiction. In October 2006, the Plaintiffs appealed the Court's decision to the United States Court of Appeals for the Seventh Circuit. In June 2007, the Court of Appeals vacated the dismissal and remanded the case to the District Court. The Court of Appeals specifically instructed the District Court to consider potential problems with the Plaintiffs' ability to prove damages or a breach of fiduciary duty. In September 2007, we filed a renewed motion to dismiss the complaint for failure to state a claim. This motion remains pending.

Approximately 75 product liability class action lawsuits and more than 2,300 individual lawsuits involving approximately 5,500 individual plaintiffs are pending in various state and federal jurisdictions against Guidant alleging personal injuries associated with defibrillators or pacemakers involved in the 2005 and 2006 product communications. The majority of the cases in the United States are pending in federal court but approximately 250 cases are currently pending in state courts. On November 7, 2005, the Judicial Panel on Multi-District Litigation established MDL-1708 (MDL) in the United States District Court for the District of Minnesota and appointed a single judge to preside over all the cases in the MDL. In April 2006, the personal injury plaintiffs and certain third-party payors served a Master Complaint in the MDL asserting claims for class action certification, alleging claims of strict liability, negligence, fraud, breach of warranty and other common law and/or statutory claims and seeking punitive damages. The majority of claimants allege no physical injury, but are suing for medical monitoring and anxiety. On July 12, 2007, we reached an agreement to settle certain claims associated with the 2005 and 2006 product communications, which was amended on November 19, 2007. Under the terms of the amended agreement, subject to certain conditions, we will pay a total of up to $240 million covering 8,550 patient claims, including all of the claims that have been consolidated in the MDL as well as other filed and unfiled claims throughout the United States. On June 13, 2006, the Minnesota Supreme Court appointed a single judge to preside over all Minnesota state court lawsuits involving cases arising from the product communications. The plaintiffs in those cases are eligible to participate in the settlement, and activities in all Minnesota State court cases are currently stayed pending individual plaintiff's decisions whether to participate in the settlement.

We are aware of twelve lawsuits pending internationally. Five of those suits are pending in Canada and are all putative class actions. A hearing on whether the first of these putative class actions should be certified as a class was held in mid-January 2008. A decision has not yet been rendered.

On November 2, 2005, the Attorney General of the State of New York filed a civil complaint against Guidant pursuant to the New York's Consumer Protection Law (N.Y. Executive Law § 63(12)). In the complaint, the Attorney General alleges that Guidant concealed from physicians and patients a design flaw in its PRIZM 1861 defibrillator from approximately February of 2002 until May 23, 2005. The complaint further alleges that due to Guidant's concealment of this information, Guidant has engaged in repeated and persistent fraudulent conduct in violation of N.Y.

Executive Law § 63(12). The Attorney General is seeking permanent injunctive relief, restitution for patients in whom a PRIZM 1861 defibrillator manufactured before April 2002 was implanted, disgorgement of profits, and all other proper relief. This case is currently pending in the MDL in the United States District Court for the District of Minnesota.

Sixty-nine former employees filed charges against Guidant with the U.S. Equal Employment Opportunity Commission (EEOC) alleging that Guidant discriminated against the former employees on the basis of their age when Guidant terminated their employment in the fall of 2004 as part of a reduction in force. In September 2006, the EEOC found probable cause to support the allegations in the charges pending before it.

Separately, in April 2006, sixty-one of these former employees also sued Guidant in federal district court for the District of Minnesota, again alleging that Guidant discriminated against the former employees on the basis of their age when it terminated their employment in the fall of 2004 as part of a reduction in force. All but one of the plaintiffs in the federal court action signed a full and complete release of claims that included any claim based on age discrimination, shortly after their employments ended in 2004. The parties filed cross motions for summary judgment on the issue of validity of the releases. A hearing was held on February 21, 2007. On April 4, 2007, the Court issued a decision in which it held that the releases did not bar the plaintiffs from pursuing their claims of age discrimination against Guidant. On April 30, 2007, Guidant moved the District Court for permission to appeal this decision to the United States Court of Appeals for the Eighth Circuit but on July 18, 2007, the Court of Appeals declined to accept our appeal. Counsel for the plaintiffs voluntarily dismissed two of their clients from the case, leaving a total of fifty-nine individual plaintiffs, and have moved the District Court for preliminary certification of the matter as a class action. On September 28, 2007, the Court granted plaintiffs' motion for preliminary certification of their proposed class. Following the preliminary certification, notice was communicated to other potential class members of their right to join the class and 47 former employees of Guidant have exercised that right. As a result, the class currently consists of 106 individual plaintiffs. Discovery is on-going and the deadline for any additional motions for summary judgment is May 1, 2009. The case is to be ready for trial on August 1, 2009.

Guidant is a defendant in a complaint in which the plaintiff alleges a right of recovery under the Medicare secondary payer (or MSP) private right of action, as well as related claims. Plaintiff claims as damages double the amount paid by Medicare in connection with devices that were the subject of the product communications. The case is pending in the MDL in the United States District Court for the District of Minnesota, subject to the general stay order imposed by the MDL presiding judge.

Guidant or its affiliates are defendants in four separate actions brought by private third-party providers of health benefits or health insurance (TPPs). In these cases, plaintiffs allege various theories of recovery, including derivative tort claims, subrogation, violation of consumer protection statutes and unjust enrichment, for the cost of healthcare benefits they allegedly paid for in connection with the devices that have been the subject of Guidant's product communications. Two of these actions were pending in the multi-district litigation in the federal district court in Minnesota (MDL) as part of a single 'master complaint,' filed on April 24, 2006, which also includes other types of claims by other plaintiffs. The two named TPP plaintiffs in the master complaint claim to represent a putative nationwide class of TPPs. These two TPP plaintiffs had previously filed separate complaints against Guidant. Guidant moved to dismiss the MDL TPP claims in the master complaint for lack of standing and for failure to state a claim. A hearing was held on March 6, 2007, and on April 16, 2007, the MDL Court granted Guidant's motion to dismiss, dismissing the claims of both TPP plaintiffs in the MDL. The District Court subsequently amended its ruling to dismiss the claims for lack of Article III standing without prejudice. The TPP plaintiffs filed an appeal of that ruling in the United States Court of Appeals for the Eighth Circuit. The Court of Appeals dismissed that appeal for lack of jurisdiction. Plaintiffs subsequently filed a motion in the District Court for certification of the dismissal. On November 16, 2007, the District Court denied Plaintiffs' motion.

The other two TPP actions are pending in state court in Minnesota, and are part of the coordinated state court proceeding ordered by the Minnesota Supreme Court. The plaintiffs in one of these cases are a number of Blue Cross & Blue Shield plans, while the plaintiffs in the other case are a national health insurer and its affiliates. The complaints in these cases were served on Guidant on May 18 and June 25, 2006, respectively. Guidant has moved to dismiss both cases. A hearing was held on June 18, 2007, and a decision has not yet been rendered.

In January 2006, Guidant was served with a civil False Claims Act qui tam lawsuit filed in the U.S. District Court for the Middle District of Tennessee in September 2003 by Robert Fry, a former employee alleged to have worked for Guidant from 1981 to 1997. The lawsuit claims that Guidant violated federal law and the laws of the States of Tennessee, Florida and California, by allegedly concealing limited warranty and other credits for upgraded or replacement medical devices, thereby allegedly causing hospitals to file reimbursement claims with federal and state healthcare programs for amounts that did not reflect the providers' true costs for the devices. On April 25, 2006, the Court denied Guidant's motion to dismiss the complaint, but ordered the relator to file a second amended complaint. On May 4, 2006, the relator filed a second amended complaint. On May 24, 2006, Guidant moved to dismiss that complaint, which motion was denied by the Court on September 13, 2006. On October 16, 2006, the United States filed a motion to intervene in this action, which was approved by the Court on November 2, 2006. To date, no state has intervened in this case. Discovery in this matter is proceeding.

In 2005, the Securities and Exchange Commission began a formal inquiry into issues related to certain of Guidant's product disclosures and trading in Guidant stock. Guidant has cooperated with the inquiry.

On November 3, 2005, a securities class action complaint was filed on behalf of purchasers of Guidant stock between December 1, 2004 and October 18, 2005 in the U.S. District Court for the Southern District of Indiana, against Guidant and several of its officers and directors. The complaint alleges that the defendants concealed adverse information about Guidant's defibrillators and pacemakers and sold stock in violation of federal securities laws. The complaint seeks a declaration that the lawsuit can be maintained as a class action, monetary damages, and injunctive relief. Several additional, related securities class actions were filed in November 2005 and January 2006. The Court issued an order consolidating the complaints and appointed the Iron Workers of Western Pennsylvania Pension Plan and David Fannon as lead plaintiffs. Lead plaintiffs filed a consolidated amended complaint. In August 2006, the defendants moved to dismiss the complaint. That motion remains pending.

In October 2005, Guidant received administrative subpoenas from the U.S. Department of Justice U.S. Attorney's offices in Boston and Minneapolis, issued under the Health Insurance Portability & Accountability Act of 1996. The subpoena from the U.S. Attorney's office in Boston requests documents concerning marketing practices for pacemakers, implantable cardioverter defibrillators, leads and related products. The subpoena from the U.S. Attorney's office in Minneapolis requests documents relating to Guidant's VENTAK PRIZM® 2 and CONTAK RENEWAL® and CONTAK RENEWAL 2 devices. Guidant is cooperating in these matters.

On May 3, 2006, Emergency Care Research Institute (ECRI) filed a complaint against Guidant in the U.S. District Court for the Eastern District of Pennsylvania generally seeking a declaration that ECRI may publish confidential pricing information about Guidant's medical devices. The complaint seeks, on constitutional and other grounds, a declaration that confidentiality clauses contained in contracts between Guidant and its customers are not binding and that ECRI does not tortiously interfere with Guidant's contractual relations by obtaining and publishing Guidant pricing information. Guidant's motion to transfer the matter to Minnesota was denied and discovery is proceeding in the Eastern District of Pennsylvania. On November 14, 2007, the complaint was dismissed pursuant to a settlement agreement between the parties.

On July 17, 2006, Carla Woods and Jeffrey Goldberg, as Trustees of the Bionics Trust and Stockholders' Representative, filed a lawsuit against us in the U.S. District Court for the Southern District of New York. The complaint alleges that we breached the Agreement and Plan of Merger among us, Advanced Bionics Corporation, the Bionics Trust, Alfred E. Mann, Jeffrey H. Greiner, and David MacCallum, collectively in their capacity as Stockholders' Representative, and others dated May 28, 2004 (the Merger Agreement) or, alternatively, the covenant of good faith and fair dealing. The complaint seeks injunctive and other relief. On February 20, 2007, the district court entered a preliminary injunction prohibiting us from taking certain actions until we complete specific actions described in the Merger Agreement. We appealed the preliminary injunction order on March 16, 2007. On April 17, 2007, the District Court issued a permanent injunction. On May 7, 2007, we appealed the permanent injunction order. A hearing on the appeal was held on July 13, 2007. On August 24, 2007, the U.S. Court of Appeals for the Second Circuit affirmed the order of the District Court in part and vacated the order in part. In connection with an amendment to the Merger Agreement and the execution of related agreements in August 2007, the parties agreed to a resolution to this litigation contingent upon the closing of the Amendment and related agreements. On January 3, 2008, the closing contemplated by the amendment and related agreements occurred and on January 9, 2008, the District Court entered a joint stipulation vacating the injunction and dismissed the case with prejudice.

On January 16, 2007, the French Competition Council (Conseil de la Concurrence which is one of the bodies responsible for the enforcement of antitrust/competition law in France) issued a Statement of Objections alleging that Guidant France SAS ("Guidant France") had agreed with the four other main suppliers of implantable cardiac defibrillators ("ICDs") in France to collectively refrain from responding to a 2001 tender for ICDs conducted by a group of seventeen (17) University Hospital

Centers in France. This alleged collusion is alleged to be contrary to the French Commercial Code and Article 81 of the European Community Treaty. Guidant France filed a response to the Statement of Objections on March 29, 2007. On June 25, 2007, a further report by the case handler at the Competition Council was issued addressing the defendants' responses and recommending that the Council pursue the alleged violation of competition law. Guidant France filed its full defense with the Council in August 2007. A hearing before the Council was held on October 11, 2007. On December 19, 2007, the Council found that the suppliers had violated competition law and assessed monetary fines, however, each of the suppliers were fined amounts considerably less than originally recommended. Guidant France did not appeal the decision of the Competition Council but other defendants did. In reaction, the French Ministry of the Economy and Finance filed an incidental recourse seeking aggravated sanctions against all defendants. Guidant France expects to join the appellate proceedings.

On February 28, 2007, we received a letter from the Congressional Committee on Oversight and Government Reform requesting information relating to our TAXUS stent systems. The Committee's request expressly related to concerns about the safety and off-label use of drug-eluting stents raised by a recent FDA panel. We are one of two device companies asked to provide information about research and marketing activities relating to drug-eluting stents. We are cooperating with the Committee regarding its request.

In December 2007, we were informed by the Department of Justice that it is conducting a civil investigation of allegations that we and other suppliers improperly promoted biliary stents for off-label uses. Although we have not received a subpoena for documents in this regard, we intend to cooperate with the investigation.

FDA Warning Letters

On December 23, 2005, Guidant received an FDA warning letter citing certain deficiencies with respect to its manufacturing quality systems and record-keeping procedures in its CRM facility in St. Paul, Minnesota. In April 2007, following FDA reinspections of our CRM facilities, we resolved the warning letter and all associated restrictions were removed.

On January 26, 2006, legacy Boston Scientific received a corporate warning letter from the FDA, notifying us of serious regulatory problems at three facilities and advising us that our corrective action plan relating to three site-specific warning letters issued to us in 2005 was inadequate. As stated in this FDA warning letter, the FDA may not grant our requests for exportation certificates to foreign governments or approve pre-market approval applications for class III devices to which the quality control or current good manufacturing practices deficiencies described in the letter are reasonably related until the deficiencies have been corrected. In February 2008, the FDA commenced its reinspection of certain of our facilities.

In August 2007, we received a warning letter from the FDA regarding the conduct of clinical investigations associated with our abdominal aortic aneurysm (AAA) stent-graft program acquired from TriVascular, Inc. We are taking corrective action and have made certain commitments to the FDA regarding the conduct of our clinical trials. We terminated the TriVascular AAA program in 2006 and do not believe the recent warning letter will have an impact on the timing of the resolution of our corporate warning letter.

Litigation-Related Charges

In 2007, we recorded a $365 million pre-tax charge associated with on-going patent litigation involving our Interventional Cardiology business.

In 2005, we recorded a $780 million pre-tax charge associated with a litigation settlement with Medinol, Inc. On September 21, 2005, we reached a settlement with Medinol resolving certain contract and patent infringement litigation. In conjunction with the settlement agreement, we paid $750 million in cash and cancelled our equity investment in Medinol.

Note M – Stockholders' Equity

Preferred Stock

We are authorized to issue 50 million shares of preferred stock in one or more series and to fix the powers, designations, preferences and relative participating, option or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any further vote or action by our stockholders. At December 31, 2007 and 2006, we had no shares of preferred stock issued or outstanding.

Common Stock

We are authorized to issue 2.0 billion shares of common stock, $.01 par value per share. Holders of common stock are entitled to one vote per share. Holders of common stock are entitled to receive dividends, if and when declared by the Board of Directors, and to share ratably in our assets legally available for distribution to our stockholders in the event of liquidation. Holders of common stock have no preemptive, subscription, redemption, or conversion rights. The holders of common stock do not have cumulative voting rights. The holders of a majority of the shares of common stock can elect all of the directors and can control our management and affairs.

We did not repurchase any shares of our common stock during 2007 or 2006. We repurchased approximately 25 million shares of our common stock at an aggregate cost of $734 million in 2005. Approximately 37 million shares remain under previous share repurchase authorizations. Repurchased shares are available for reissuance under our equity incentive plans and for general corporate purposes, including acquisitions and alliances. There were no shares remaining in treasury at December 31, 2007 due to reissuance.

Note N - Stock Ownership Plans

Employee and Director Stock Incentive Plans

Our 2000 and 2003 Long-Term Incentive Plans (the Plans) provide for the issuance of up to 90 million shares of common stock. Together, the Plans cover officers, directors, employees and consultants and provide for the grant of various incentives, including qualified and nonqualified options, deferred stock units, stock grants, share appreciation rights, performance-based awards and market-based awards. The Executive Compensation and Human Resources Committee of the Board of Directors, consisting of independent, non-employee directors, may authorize the issuance of common stock and authorize cash awards under the plans in recognition of the achievement of long-term performance objectives established by the Committee.

Nonqualified options issued to employees are generally granted with an exercise price equal to the market price of our stock on the grant date, vest over a four-year service period, and have a ten-year contractual life. In the case of qualified options, if the recipient owns more than ten percent of the voting power of all classes of stock, the option granted will be at an exercise price of 110 percent of the fair market value of our common stock on the date of grant and will expire over a period not to exceed five years. Non-vested stock awards (awards other than options) issued to employees are generally granted with an exercise price of zero and typically vest in four to five equal installments over a five-year service period. These awards represent our commitment to issue shares to recipients after a vesting period. Upon each vesting date, such awards are no longer subject to risk of forfeiture and we issue shares of our common stock to the recipient.

We generally issue shares for option exercises and non-vested stock from our treasury, if available.

During 2004, the FASB issued Statement No. 123(R), *Share-Based Payment*, which is a revision of Statement No. 123, *Accounting for Stock-Based Compensation*. Statement No. 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends Statement No. 95, *Statement of Cash Flows*. In general, Statement No. 123(R) contains similar accounting concepts as those described in Statement No. 123. However, Statement No. 123(R) requires that we recognize all share-based payments to employees, including grants of employee stock options, in our consolidated statements of operations based on their fair values. Pro forma disclosure is no longer an alternative.

We adopted Statement No. 123(R) on January 1, 2006 using the modified-prospective method, which is a method in which compensation cost is recognized beginning with the effective date (i) based on the requirements of Statement No. 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of Statement No. 123 for all awards granted to employees prior to the effective date of Statement No. 123(R) that were unvested on the effective date. In accordance with this method of adoption, we have not restated prior period results of operations and financial position to reflect the impact of stock-based compensation expense. Prior to the adoption of Statement No. 123(R), we accounted for options using the intrinsic value method under the guidance of APB Opinion No. 25, and provided pro forma disclosure as allowed by Statement No. 123.

The following presents the impact of stock-based compensation on our consolidated statements of operations for the years ended December 31, 2007 and 2006 for options and restricted stock awards:

	Year Ended December 31,	
(in millions)	2007	2006
Cost of products sold	$ 19	$ 15
Selling, general and administrative expenses	76	74
Research and development expenses	27	24
	122	113
Income tax benefit	35	32
	$ 87	$ 81
Net income (loss) per common share—basic	$0.06	$0.06
Net income (loss) per common share—assuming dilution	$0.06	$0.06

If we had elected to recognize compensation expense in 2005 for the granting of options under stock option plans based on the fair values at the grant date consistent with the methodology prescribed by Statement No. 123, we would have reported net income and net income per share as the following pro forma amounts:

(in millions, except per share data)	Year Ended December 31, 2005
Net income, as reported	$ 628
Add: Stock-based compensation expense included in net income, net of related tax effects	13
Less: Total stock-based compensation expense determined under fair value based methods for all awards, net of related tax benefits	(74)
Pro forma net income	**$ 567**
Net income per common share	
Basic	
Reported	$0.76
Pro forma	$0.69
Assuming dilution	
Reported	$0.75
Pro forma	$0.68

Stock Options

Option Valuation

We use the Black-Scholes option-pricing model to calculate the grant-date fair value of our stock options. In conjunction with the Guidant acquisition, we converted certain outstanding Guidant options into approximately 40 million fully vested Boston Scientific options. See *Note C—Acquisitions* for further details regarding the fair value and valuation assumptions related to those awards. We calculated the fair value for all other options granted during 2007, 2006 and 2005 using the following estimated weighted-average assumptions:

	Year Ended December 31,		
	2007	2006	2005
Options granted (in thousands)	1,969	5,438	7,983
Weighted-average exercise price	$15.55	$21.48	$30.12
Weighted-average grant-date fair value	$ 6.83	$ 7.61	$12.18
Black-Scholes Assumptions			
Expected volatility	35%	30%	37%
Expected term (in years)	6.3	5.0	5.0
Risk-free interest rate	4.05% - 4.96%	4.26% - 5.18%	3.37% - 4.47%

Expected Volatility

We have considered a number of factors in estimating volatility. For options granted prior to 2006, we used our historical volatility as a basis to estimate expected volatility in our valuation of stock options. Upon adoption of Statement No. 123(R), we changed our method of estimating volatility. We now consider historical volatility, trends in volatility within our industry/peer group, and implied volatility.

Expected Term

We estimate the expected term of our options using historical exercise and forfeiture data. We believe that this historical data is currently the best estimate of the expected term of our new option grants.

Risk-Free Interest Rate

We use yield rates on U.S. Treasury securities for a period approximating the expected term of the award to estimate the risk-free interest rate in our grant-date fair value assessment.

Expected Dividend Yield

We have not historically paid dividends to our shareholders. We currently do not intend to pay dividends, and intend to retain all of our earnings to repay indebtedness and invest in the continued growth of our business. Therefore, we have assumed an expected dividend yield of zero in our grant-date fair value assessment.

Option Activity

Information related to stock options for 2005, 2006 and 2007 under stock incentive plans is as follows:

	Options (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2005	**49,028**	**$18**		
Granted	7,983	30		
Exercised	(5,105)	12		
Cancelled/forfeited	(1,621)	28		
Outstanding at December 31, 2005	**50,285**	**$20**		
Guidant converted options	39,649	13		
Granted	5,438	21		
Exercised	(10,548)	11		
Cancelled/forfeited	(1,793)	25		
Outstanding at December 31, 2006	**83,031**	**$18**		
Granted	1,969	16		
Exercised	(7,190)	12		
Exchanged for DSUs	(6,599)	33		
Cancelled/forfeited	(2,470)	24		
Outstanding at December 31, 2007	**68,741**	**$17**	**4**	**$46**
Exercisable at December 31, 2007	**59,045**	**$16**	**3**	**$46**
Expected to vest as of December 31, 2007	**66,151**	**$17**	**4**	**$46**

On May 22, 2007, we extended an offer to our non-director and non-executive employees to exchange certain outstanding stock options for deferred stock units (DSUs). Stock options previously granted under our stock plans with an exercise price of $25 or more per share were exchangeable for a smaller number of DSUs, based on exchange ratios derived from the exercise prices of the surrendered options. On June 20, 2007, following the expiration of the offer, our employees exchanged approximately 6.6 million options for approximately 1.1 million DSUs, which were subject to additional vesting restrictions. We did not record incremental stock compensation expense as a result of these exchanges because the fair values of the options exchanged equaled the fair values of the DSUs issued.

The total intrinsic value of options exercised in 2007 was $28 million as compared to $102 million in 2006.

Shares reserved for future stock option issuance under our stock incentive plans totaled approximately 83 million at December 31, 2007.

Non-Vested Stock

Award Valuation

We value restricted stock awards and DSUs based on the closing trading value of our shares on the date of grant.

Award Activity

Information related to non-vested stock awards during 2006 and 2007, including those issued in connection with our stock option exchange program discussed above, is as follows:

	Non-Vested Stock Award Units (in thousands)	Weighted-Average Grant-Date Fair Value
Balance at January 1, 2006	**3,834**	**$30**
Granted	6,580	23
Vested	(52)	32
Forfeited	(487)	28
Balance at December 31, 2006	**9,875**	**$26**
Option exchange grants	1,115	16
Other grants	9,545	17
Vested	(778)	29
Forfeited	(1,621)	22
Balance at December 31, 2007	**18,136**	**$20**

We granted approximately 3.9 million non-vested stock award units in 2005; there was no other significant non-vested stock award activity in 2005. The total vesting date fair value of stock award units that vested during 2007 was approximately $15 million, as compared to $1 million in 2006.

CEO Award

During the first quarter of 2006, we granted a special market-based award of two million deferred stock units to our chief executive officer. The attainment of this award is based on the individual's continued employment and our stock reaching certain specified prices as of December 31, 2008 and December 31, 2009. We determined the fair value of the award to be approximately $15 million based on a Monte Carlo simulation, using the following assumptions:

Stock price on date of grant	$24.42
Expected volatility	30%
Expected term (in years)	3.84
Risk-free rate	4.64%

We will recognize the expense in our consolidated statement of operations using an accelerated attribution method through 2009.

Expense Attribution

We generally recognize compensation expense for our stock awards issued subsequent to the adoption of Statement No. 123(R) using a straight-line method over the substantive vesting period. Prior to the adoption of Statement No. 123(R), we allocated the pro forma compensation expense for stock option awards over the vesting period using an accelerated attribution method. We will continue to amortize compensation expense related to stock option awards granted prior to the adoption of Statement No. 123(R) using an accelerated attribution method. Prior to the adoption of Statement No. 123(R), we recognized compensation expense for non-vested stock awards over the vesting period using a straight-line method. We will continue to amortize compensation expense related to non-vested stock awards granted prior to the adoption of Statement No. 123(R) using a straight-line method.

We recognize stock-based compensation expense for the value of the portion of awards that are ultimately expected to vest. Statement No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered option. We have applied, based on an analysis of our historical forfeitures, an annual forfeiture rate of eight percent to all unvested stock awards as of

December 31, 2007, which represents the portion that we expect will be forfeited each year over the vesting period. We will re-evaluate this analysis periodically and adjust the forfeiture rate as necessary. Ultimately, we will only recognize expense for those shares that vest.

Most of our stock awards provide for immediate vesting upon retirement, death or disability of the participant. Prior to the adoption of Statement No. 123(R), we accounted for the pro forma compensation expense related to stock-based awards made to retirement eligible individuals using the stated vesting period of the award. This approach results in the recognition of compensation expense over the vesting period except in the instance of the participant's actual retirement. Statement No. 123(R) clarified the accounting for stock-based awards made to retirement eligible individuals, which explicitly provides that the vesting period for a grant made to a retirement eligible employee is considered non-substantive and should be ignored when determining the period over which the award should be expensed. Upon adoption of Statement No. 123(R), we are required to expense stock-based awards over the period between grant date and retirement eligibility or immediately if the employee is retirement eligible at the date of grant. If we had historically accounted for stock-based awards made to retirement eligible individuals under these requirements, the pro forma expense disclosed in the table above for 2005 would not have been materially impacted.

Unrecognized Compensation Cost

Under the provisions of Statement No. 123(R), we expect to recognize the following future expense for awards outstanding as of December 31, 2007:

	Unrecognized Compensation Cost (in millions)*	Weighted-Average Remaining Vesting Period (in years)
Stock options	$ 32	
Non-vested stock awards	171	
	$203	3.3

*Amounts presented represent compensation cost, net of estimated forfeitures.

Tax Impact of Stock-Based Compensation

Prior to the adoption of Statement No. 123(R), we reported the benefit of tax deductions in excess of recognized share-based compensation expense on our consolidated statements of cash flows as operating cash flows. Under Statement No. 123(R), such excess tax benefits must be reported as financing cash flows. Although total cash flows under Statement No. 123(R) remain unchanged from what we would have reported under prior accounting standards, our net operating cash flows are reduced and our net financing cash flows are increased due to the adoption of Statement No. 123(R). There were excess tax benefits of $2 million for 2007 and $7 million for 2006, which we have classified as financing cash flows. There were excess tax benefits of $28 million for 2005, which we have classified as operating cash flows.

Employee Stock Purchase Plans

In 2006, our stockholders approved and adopted a new global employee stock purchase plan, which provides for the granting of options to purchase up to 20 million shares of our common stock to all eligible employees. The terms and conditions of the 2006 employee stock purchase plan are substantially similar to the previous employee stock purchase plan, which expired in 2007. Under the employee stock purchase plan, we grant each eligible employee, at the beginning of each six-month offering period, an option to purchase shares of our common stock equal to not more than ten percent of the employee's eligible compensation or the statutory limit under the U.S. Internal Revenue Code. Such options may be exercised generally only to the extent of accumulated payroll deductions at the end of the offering period, at a purchase price equal to 90 percent of the fair market value of our common stock at the beginning or end of each offering period, whichever is less. This discount was reduced from 15 percent to ten percent effective for the offering period beginning July 1, 2007. At December 31, 2007, there were approximately 16 million shares available for future issuance under the employee stock purchase plan.

Information related to shares issued or to be issued in connection with the employee stock purchase plan based on employee contributions and the range of purchase prices for the given year is as follows:

	2007	2006	2005
Shares issued (in thousands)	3,418	2,765	1,445
Range of purchase prices	$10.47 – $13.04	$14.20 – $14.31	$20.82 – $22.95

We use the Black-Scholes option-pricing model to calculate the grant-date fair value of shares issued under the employee stock purchase plan. We recognize expense related to shares purchased through the employee stock purchase plan ratably over the offering period. We recognized $13 million in expense associated with our employee stock purchase plan in 2007 and $12 million in 2006.

In connection with our acquisition of Guidant, we assumed Guidant's employee stock ownership plan (ESOP), which matches employee 401(k) contributions in the form of stock. Common stock held by the ESOP are allocated among participants' accounts on a periodic basis until these shares are exhausted. At December 31, 2007, the ESOP held approximately 8.0 million shares allocated to employee accounts and approximately 1.0 million unallocated shares. We report the cost of shares held by the ESOP and not yet allocated to employees as a reduction of stockholders' equity. Allocated shares of the ESOP are charged to expense based on the fair value of the common stock on the date of transfer. Allocated shares are treated as outstanding in the computation of earnings per share. As part of the Guidant purchase accounting, we recognized deferred costs of $86 million for the fair value of the shares that were unallocated on the date of acquisition. We recognized compensation expense of $23 million in 2007 and $19 million in 2006 related to the plan. The fair value of the unallocated shares at December 31, 2007 was $11 million.

Note O – Weighted-Average Shares Outstanding

The following is a reconciliation of weighted-average shares outstanding for basic and diluted income (loss) per share computations:

	Year Ended December 31,		
(in millions)	2007	2006	2005
Weighted-average shares outstanding—basic	1,486.9	1,273.7	825.8
Net effect of common stock equivalents			11.8
Weighted-average shares outstanding—assuming dilution	1,486.9	1,273.7	837.6

Weighted-average shares outstanding, assuming dilution, excludes the impact of 42.5 million stock options for 2007, 30.3 million for 2006, and 12.2 million for 2005, due to the exercise prices of these stock options being greater than the average fair market value of our common stock during the year.

In addition, weighted-average shares outstanding, assuming dilution, excludes the impact of common stock equivalents of 13.1 million for 2007 and 15.6 million for 2006 due to our net loss position for those years.

Note P – Segment Reporting

As of December 31, 2007, we had four reportable operating segments based on geographic regions: the United States, Europe, Asia Pacific and Inter-Continental. During 2007, we reorganized our international business, and therefore, revised our reportable segments to reflect the way we currently manage and view our business. We combined certain countries that were previously part of our Inter-Continental region with Japan to form a new Asia Pacific region. There were no material changes to the composition of our Europe or United States segments. Each of our reportable segments generates revenues from the sale of medical devices. The reportable segments represent an aggregate of all operating divisions within each segment. We measure and evaluate our reportable segments based on segment income. We exclude from segment income and segment assets certain corporate and manufacturing-related expenses and assets, as our corporate and manufacturing functions do not meet the definition of a segment, as defined by FASB Statement No. 131, *Disclosures about Segments of an Enterprise and Related Information*. In addition, certain transactions or adjustments that our Chief Operating Decision Maker considers to be non-recurring and/or non-operational, such as amounts related to acquisitions, divestitures, restructuring activities, certain litigation, as well as amortization expense, are excluded from segment income. Although we exclude these amounts from segment income, they are included in reported consolidated net income (loss) and are included in the reconciliation below.

We manage our international operating segments on a constant currency basis. Sales and operating results of reportable segments are based on internally derived standard foreign exchange rates, which may differ from year to year and do not include inter-segment profits. We have restated the segment information for 2006 and 2005 net sales and operating results based on our standard foreign exchange rates used for 2007 in order to remove the impact of currency fluctuations. In addition, we have reclassified previously reported 2006 and 2005 segment results to be consistent with the 2007 presentation. Because of the interdependence of the reportable segments, the operating profit as presented may not be representative of the geographic distribution that would occur if the segments were not interdependent. We base total assets and enterprise-wide information on actual foreign exchange rates used in our consolidated financial statements. A reconciliation of the totals reported for the reportable segments to the applicable line items in our consolidated financial statements is as follows:

(in millions)	Year Ended December 31, 2007	2006	2005
Net sales			
United States	$ 4,923	$ 4,840	$ 3,852
Europe	1,621	1,534	1,187
Asia Pacific	1,178	964	857
Inter-Continental	417	445	363
Net sales allocated to reportable segments	8,139	7,783	6,259
Foreign exchange	218	38	24
	$ 8,357	$ 7,821	$ 6,283
Depreciation expense			
United States	$ 42	$ 35	$ 21
Europe	12	9	4
Asia Pacific	14	11	4
Inter-Continental	6	5	2
Depreciation expense allocated to reportable segments	74	60	31
Manufacturing operations	120	103	87
Corporate expenses and foreign exchange	104	88	44
	$ 298	$ 251	$ 162
(Loss) income before income taxes			
United States	$ 1,362	$ 1,705	$ 1,738
Europe	798	776	664
Asia Pacific	679	507	449
Inter-Continental	186	208	165
Operating income allocated to reportable segments	3,025	3,196	3,016
Manufacturing operations	(646)	(577)	(408)
Corporate expenses and foreign exchange	(529)	(510)	(386)
Acquisition-, divestiture-, litigation- and restructuring-related charges	(1,223)	(4,528)	(1,102)
Amortization expense	(641)	(530)	(152)
Operating (loss) income	(14)	(2,949)	968
Other expense	(555)	(586)	(77)
	$ (569)	$(3,535)	$ 891

	As of December 31, 2007	2006
Total assets		
United States	$ 2,168	$ 2,711
Europe	1,523	791
Asia Pacific	479	278
Inter-Continental	282	142
Total assets allocated to reportable segments	4,452	3,922
Goodwill and intangible assets	23,067	22,378
All other corporate and manufacturing operations assets	3,678	4,582
	$31,197	$30,882

Enterprise-Wide Information

Net sales

(in millions)	Year Ended December, 31 2007	2006	2005
Interventional Cardiology	$3,117	$3,612	$3,783
Cardiac Rhythm Management	2,124	1,371	N/A
Other	1,320	1,258	1,124
Cardiovascular	6,561	6,241	4,907
Endosurgery	1,479	1,346	1,228
Neuromodulation	317	234	148
	$8,357	$7,821	$6,283
United States	$4,923	$4,840	$3,852
Japan	803	594	579
Other foreign countries	2,631	2,387	1,852
	$8,357	$7,821	$6,283

Long-lived assets

(in millions)	As of December 31, 2007	2006
United States	$ 1,362	$ 1,279
Ireland	235	190
Other foreign countries	138	175
Property, plant and equipment, net	1,735	1,644
Goodwill and intangible assets	23,067	22,378
	$24,802	$24,022

Note Q – New Accounting Standards

Standards Implemented

Interpretation No. 48

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* to create a single model to address accounting for uncertainty in tax positions. We adopted Interpretation No. 48 as of the first quarter of 2007. Interpretation No. 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return, as well as enhanced disclosures regarding uncertainties in income tax positions, including a roll forward of tax benefits taken that do not qualify for financial statement recognition. Refer to *Note K—Income Taxes* for more information regarding our application of Interpretation No. 48 and its impact on our consolidated financial statements for the year ended December 31, 2007.

Statement No. 158

In September 2006, the FASB issued Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* which amends Statements Nos. 87, 88, 106 and 132(R). Statement No. 158 requires recognition of the funded status of a benefit plan in the consolidated statements of financial position, as well as the recognition of certain gains and losses that arise during the period, but are deferred under pension accounting rules, in other comprehensive income (loss). We adopted Statement No. 158 in 2006.

Issue No. 06-3

In June 2006, the FASB ratified EITF Issue No. 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).* The scope of this consensus includes any taxes assessed by a governmental authority that are directly imposed on a revenue producing transaction between a seller and a customer and may include, but are not limited to: sales, use, value-added, and some excise taxes. Per the consensus, the presentation of these taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed. We present sales net of sales taxes in our unaudited condensed consolidated statements of operations. We adopted Issue No. 06-3 as of the first quarter of 2007. No change of presentation has resulted from our adoption of Issue No. 06-3.

Statement No. 123(R)

In December 2004, the FASB issued statement No. 123(R), *Share-Based Payment,* which is a revision of Statement No. 123, *Accounting for Stock-Based Compensation.* Statement No. 123(R) supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and amends FASB Statement No. 95, *Statement of Cash Flows.* We adopted Statement No. 123(R) as of January 1, 2006. Refer to *Note N—Stock Ownership Plans* for discussion of our adoption of the standard and its impact on our financial statements.

New Standards to be Implemented

Statement No. 141(R)

In December 2007, the FASB issued Statement No. 141 (R), *Business Combinations,* a replacement for Statement No. 141, *Business Combinations.* The Statement retains the fundamental requirements of Statement No. 141, but requires the recognition of all assets acquired and liabilities assumed in a business combination at their fair values as of the acquisition date. It also requires the recognition of assets acquired and liabilities assumed arising from contractual contingencies at their acquisition date fair values. Additionally, Statement No. 141(R) supersedes FASB Interpretation No. 4, *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method,* which required research and development assets acquired in a business combination that have no alternative future use to be measured at their fair values and expensed at the acquisition date. Statement No. 141(R) now requires that purchased research and development be recognized as an intangible asset. We are required to adopt Statement No. 141(R) prospectively for any acquisitions on or after January 1, 2009.

Statement No. 157

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements.* Statement No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. Statement No. 157 does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. We are required to apply the provisions of Statement No. 157 prospectively as of January 1, 2008, and recognize any transition adjustment as a cumulative-effect adjustment to the opening balance of retained earnings. We are in the process of determining the effect of adoption of Statement No. 157, but we do not believe its adoption will materially impact our future results of operations or financial position.

Statement No. 159

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115,* which allows an entity to elect to record financial assets and liabilities at fair value upon their initial recognition on a contract-by-contract basis. Subsequent changes in fair value would be recognized in earnings as the changes occur. Statement No. 159 also establishes additional disclosure requirements for these items stated at fair value. Statement No. 159 is effective for our 2008 fiscal year, with early adoption permitted, provided that we also adopt Statement No. 157, *Fair Value Measurements.* We are currently evaluating the impact that the adoption of Statement No. 159 will have on our consolidated financial statements.

QUARTERLY RESULTS OF OPERATIONS
(in millions, except per share data)
(unaudited)

	Three Months Ended			
	March 31,	**June 30,**	**Sept 30,**	**Dec 31,**
2007				
Net sales	$2,086	$ 2,071	$2,048	$2,152
Gross profit	1,518	1,508	1,473	1,517
Operating income (loss)	282	280	(147)	(430)
Net income (loss)	120	115	(272)	(458)
Net income (loss) per common share—basic	$ 0.08	$ 0.08	$ (0.18)	$ (0.31)
Net income (loss) per common share—assuming dilution	$ 0.08	$ 0.08	$ (0.18)	$ (0.31)
2006				
Net sales	$1,620	$ 2,110	$2,026	$2,065
Gross profit	1,246	1,433	1,396	1,539
Operating income (loss)	497	(3,925)	195	284
Net income (loss)	332	(4,262)	76	277
Net income (loss) per common share—basic	$ 0.40	$ (3.21)	$ 0.05	$ 0.19
Net income (loss) per common share—assuming dilution	$ 0.40	$ (3.21)	$ 0.05	$ 0.19

During 2007, we recorded acquisition-, divestiture-, litigation- and restructuring-related charges (after tax) of $20 million in the first quarter, $1 million in the second quarter, $435 million in the third quarter and $636 million in the fourth quarter. These charges consisted of: a charge attributable to estimated losses associated with litigation; restructuring charges attributable to our expense and head count reduction initiative; losses associated with the write-down of goodwill attributable to the sale of certain of our businesses; a charge for in-process research and development costs related to business acquisitions and strategic alliances; and Guidant integration costs.

During 2006, we recorded no acquisition-related charges (after tax) in the first quarter, $4.489 billion in the second quarter, $77 million in the third quarter and $23 million in the fourth quarter. These charges consisted of: a charge for purchased in-process research and development costs related to the Guidant acquisition; a charge resulting from a purchase accounting associated with the step-up value of acquired Guidant inventory sold; and other charges related primarily to the Guidant acquisition, including the fair value adjustment related to the sharing of proceeds feature of the Abbott stock purchase.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our President and Chief Executive Officer and Executive Vice President—Finance & Administration and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007 pursuant to Rule 13a-15(b) of the Securities Exchange Act. Disclosure controls and procedures are designed to ensure that material information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and ensure that such material information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2007, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Management's report on our internal control over financial reporting is contained in Item 7.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The report of Ernst & Young LLP on our internal control over financial reporting is contained in Item 7.

Changes in Internal Control over Financial Reporting

During the quarter ended December 31, 2007, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our directors and executive officers as of December 31, 2007, were as follows:

DIRECTORS		
John E. Abele	70	Director, Founder
Ursula M. Burns	49	Director, President, Xerox Corporation
Nancy-Ann DeParle	51	Director, Managing Director, CCMP Capital Advisors, LLC
J. Raymond Elliott	58	Director, Retired Chairman, President and Chief Executive Officer of Zimmer Holdings, Inc.
Joel L. Fleishman	73	Director, Professor of Law and Public Policy, Duke University
Marye Anne Fox, Ph.D.	60	Director, Chancellor of the University of California, San Diego
Ray J. Groves	72	Director, Retired Chairman and Chief Executive Officer, Ernst & Young
Kristina M. Johnson	50	Director, Provost and Senior Vice President of Academic Affairs, The Johns Hopkins University
Ernest Mario, Ph.D.	69	Director, Chairman and Chief Executive Officer, Capnia, Inc.
N.J. Nicholas, Jr.	68	Director, Private Investor
Pete M. Nicholas	66	Director, Founder, Chairman of the Board
John E. Pepper	69	Director, Co-Chair, National Underground Railroad Freedom Center
Uwe E. Reinhardt, Ph.D.	70	Director, Professor of Political Economy and Economics and Public Affairs, Princeton University
Senator Warren B. Rudman	77	Director, Former U.S. Senator, Co-Chairman, Stonebridge International, LLC and Of Counsel, Paul, Weiss, Rifkind, Wharton, & Garrison LLP
James R. Tobin	63	President and Chief Executive Officer and Director
EXECUTIVE OFFICERS		
Donald Baim, M.D.	58	Executive Vice President, Chief Medical and Scientific Officer
Brian R. Burns	43	Senior Vice President, Quality
Fredericus A. Colen	55	Executive Vice President, Operations and Technology, CRM
Paul Donovan	52	Senior Vice President, Corporate Communications
Jim Gilbert	50	Executive Vice President, Strategy and Business Development
William H. (Hank) Kucheman	58	Senior Vice President and Group President of Interventional Cardiology
Paul A. LaViolette	50	Chief Operating Officer
Sam R. Leno	62	Executive Vice President, Finance and Information Systems and Chief Financial Officer
William McConnell	58	Senior Vice President, Sales, Marketing and Administration, CRM
David McFaul	51	Senior Vice President, International
Stephen F. Moreci	56	Senior Vice President and Group President, Endosurgery
Kenneth J. Pucel	41	Executive Vice President, Operations
Lucia L. Quinn	54	Executive Vice President, Human Resources
Paul W. Sandman	60	Executive Vice President, Secretary and General Counsel

Biographical Summaries

John E. Abele, our co-founder, has been a director of Boston Scientific since 1979. Mr. Abele was our Treasurer from 1979 to 1992, our Co-Chairman from 1979 to 1995 and our Vice Chairman and Founder, Office of the Chairman from February 1995 to March 1996. Mr. Abele is also the owner of The Kingbridge Centre and Institute, a 120-room conference center in Ontario that provides special services and research to businesses, academia and government. He was President of Medi-tech, Inc. from 1970 to 1983, and prior to that served in sales, technical and general management positions for Advanced Instruments, Inc. Mr. Abele is the Chairman of the Board of the FIRST (For Inspiration and Recognition of Science and Technology) Foundation and is also a member of numerous not-for-profit boards. Mr. Abele received a B.A. degree from Amherst College.

Donald S. Baim, M.D. joined Boston Scientific in July 2006 and is our Executive Vice President, Chief Medical and Scientific Officer. Prior to joining Boston Scientific, Dr. Baim was a Professor of Medicine at Harvard Medical School, Senior Physician at the Brigham and Women's Hospital. He has served as a member of the Interventional Cardiology Test Committee of the American Board of Internal Medicine (ABIM). In 1981, Dr. Baim was recruited to establish an Interventional Cardiology program at Boston's Beth Israel Hospital to establish an interventional cardiology program. In 2000, he joined the Brigham and Women's Hospital in Boston, where in addition to his clinical responsibilities, he directed the hospital's participation in the Center for the Integration of Medicine and Innovative Technology (CIMIT). Since 2005, Dr. Baim has also served as Chief Academic Officer of the Harvard Clinical Research Institute (HCRI), a not-for-profit organization that designs, conducts, and analyzes pilot and pivotal trials of new medical devices to support their approval by the FDA. Dr. Baim completed his undergraduate training in Physics at the University of Chicago, and then received a M.D. from Yale University School of Medicine.

Brian R. Burns has been our Senior Vice President of Quality since December 2004. Previously, Mr. Burns was our Vice President of Global Quality Assurance from January 2003 to December 2004, our Vice President of Cardiology Quality Assurance from January 2002 to January 2003 and our Director of Quality Assurance from April 2000 to January 2002. Prior to joining Boston Scientific, Mr. Burns held various positions with Cardinal Healthcare, Allegiance Healthcare and Baxter Healthcare. Mr. Burns received his B.S. degree in chemical engineering from the University of Arkansas.

Ursula M. Burns has been a Director of Boston Scientific since 2002. Ms. Burns is President of Xerox Corporation. Ms. Burns joined Xerox Corporation in 1980, subsequently advancing through several engineering and management positions. Ms. Burns served as Vice President and General Manager, Departmental Business Unit from 1997 to 1999, Senior Vice President, Worldwide Manufacturing and Supply Chain Services from 1999 to 2000, Senior Vice President, Corporate Strategic Services from 2000 to October 2001, President of Document Systems and Solutions Group from 2001 to 2003 and President of Business Group Operations and Corporate Senior Vice President until her most recent appointment in April 2007. She serves on the boards of directors of Xerox Corporation, American Express Corporation, the National Association of Manufacturers, the F.I.R.S.T. Foundation, the National Center on Addiction and Substance House at Columbia University and the National Academy Foundation and is a Trustee of the University of Rochester. Ms. Burns earned a B.S. degree from Polytechnic Institute of New York and an M.S. degree in mechanical engineering from Columbia University.

Fredericus A. Colen is our Executive Vice President, Operations and Technology, CRM. Mr. Colen joined Boston Scientific in 1999 as Vice President of Research and Development of Scimed and, in February 2001, he was promoted to Senior Vice President, Cardiovascular Technology of Scimed. Before joining Boston Scientific, he worked for several medical device companies, including Guidant Corporation, where he launched the Delta TDDD Pacemaker platform, and St. Jude Medical, where he served as Managing Director for the European subsidiary of the Cardiac Rhythm Management Division and as Executive Vice President, responsible for worldwide R&D for implantable pacemaker systems. Mr. Colen was educated in The Netherlands and Germany and holds the U.S. equivalent of a Master's Degree in Electrical Engineering with a focus on medical technology from the Technical University in Aachen, Germany. He was the Vice President of the International Association of Prosthesis Manufacturers (IAPM) in Brussels from 1995 to 1997.

Nancy-Ann DeParle has been a Director of Boston Scientific since April 2006. Ms. DeParle is a Managing Director of CCMP Capital Advisors, LLC. and an Adjunct Professor at The Wharton School of the University of Pennsylvania. She had been a Senior Advisor for JPMorgan Partners. Previously she served as the Administrator of the Health Care Financing Administration (HCFA) (now the Centers for Medicare and Medicaid Services) from 1997 to 2000. Prior to her role at HCFA, she was the Associate Director for Health and Personnel at the White House Office of Management and Budget from 1993 to 1997 and served as commissioner of the Tennessee Department of Human Services from 1987 to 1989. She has also worked as a lawyer in private practice in Nashville, Tennessee and Washington, D.C. Ms. DeParle is a director of Cerner Corporation, DaVita Inc. and Legacy Hospital Partners, Inc. She is also a trustee of the Robert Wood Johnson Foundation, and serves on the Medicare Payment Advisory Commission and serves on the editorial board of *Health Affairs*. Ms. DeParle received a B.A. degree from the University of Tennessee, a J.D. from Harvard Law School, and B.A. and M.A. degrees in Politics and Economics from Balliol College of Oxford University, where she was a Rhodes Scholar.

Paul Donovan joined Boston Scientific in March 2000 and is our Senior Vice President, Corporate Communications. Prior to joining Boston Scientific, Mr. Donovan was the Executive Director of External Affairs at Georgetown University Medical Center, where he directed media, government and community relations as well as employee communications from 1998 to 2000. From 1997 to 1998, Mr. Donovan was Chief of Staff at the United States Department of Commerce. From 1993 to 1997, Mr. Donovan served as Chief of Staff to Senator Edward M. Kennedy and from 1989 to 1993 as Press Secretary to Senator Kennedy. Mr. Donovan is a director of the Greater Boston Chamber of Commerce and the Massachusetts High Technology Council, and Secretary of the Massachusetts Medical Device Industry Council. Mr. Donovan received a B.A. degree from Dartmouth College.

J. Raymond Elliott became a Director of Boston Scientific in August 2007. Mr. Elliott was the Chairman of Zimmer Holdings, Inc. until November 2007 and was President and Chief Executive Officer of Zimmer Holdings, Inc. from March 2001 to May 2007. Mr. Elliott was appointed President of Zimmer, Inc. in November 1997. Mr. Elliott has more than 35 years of experience in orthopedics, medical devices and consumer products. He has served as a director on more than 20 business-related boards in the U.S., Canada, Japan and Europe and has served on six occasions as Chairman. He has served as a member of the board of directors and chair of the orthopedic sector of the Advanced Medical Technology Association (AdvaMed) and is a director of the Indiana Chamber of Commerce, the American Swiss Foundation and the Bausch + Lomb Corporation. Mr. Elliott has served as the Indiana representative on the President's State Scholars Program and as a trustee of the Orthopaedic Research and Education Foundation (OREF). He holds a bachelor's degree from the University of Western Ontario, Canada.

Joel L. Fleishman has been a Director of Boston Scientific since October 1992. He is also Professor of Law and Public Policy at Duke University where he has served in various administrative positions, including First Senior Vice President, since 1971. Mr. Fleishman is a founding member of the governing board of the Duke Center for Health Policy Research and Education and was the founding director from 1971 to 1983 of Duke University's Terry Sanford Institute of Public Policy. He is the director of the Samuel and Ronnie Heyman Center for Ethics, Public Policy and the Professions and the director of the Duke University Philanthropic Research Program. From 1993 to 2001, Mr. Fleishman took a part-time leave from Duke University to serve as President of the Atlantic Philanthropic Service Company, the U.S. program staff of Atlantic Philanthropies. Mr. Fleishman also serves as a member of the Board of Trustees of The Center for Effective Philanthropy and the Partnership for Public Service, Chairman of the Board of Trustees of the Urban Institute, Chairman of The Visiting Committee of the Kennedy School of Government, Harvard University, and as a director of Polo Ralph Lauren Corporation. Mr. Fleishman received A.B., M.A. and J.D. degrees from the University of North Carolina at Chapel Hill, and an LL.M. degree from Yale University.

Marye Anne Fox has been a Director of Boston Scientific since October 2001. Dr. Fox has been Chancellor of the University of California, San Diego and Distinguished Professor of Chemistry since August 2004. Prior to that, she served as Chancellor of North Carolina State University and Distinguished University Professor of Chemistry from 1998 to 2004. From 1976 to 1998, she was a member of the faculty at the University of Texas, where she taught chemistry and held the Waggoner Regents Chair in Chemistry from 1991 to 1998. She served as the University's Vice President for Research from 1994 to 1998. Dr. Fox has served as the Co-Chair of the National Academy of Sciences' Government-University-Industry Research Roundtable and serves on President Bush's Council of Advisors on Science and Technology. She has served as the Vice Chair of the National Science Board. She also serves on the boards of a number of other scientific, technological and civic organizations, and is a member of the boards of directors of Red Hat Corp., the Camille and Henry Dreyfus Foundation, and the W.R. Grace Co. She has been honored by a wide range of educational and professional organizations, and she has authored more than 350 publications, including five books. Dr. Fox holds a B.S. in Chemistry from Notre Dame College, an M.S. in Organic Chemistry from Cleveland State University, and a Ph.D. in Organic Chemistry from Dartmouth College.

James Gilbert joined Boston Scientific in 2004 and became our Executive Vice President, Strategy and Business Development in 2008. Prior to that, he was our Executive Vice President and Group

President, Cardiovascular and oversaw our Cardiovascular Group, which includes our Peripheral Interventions, Vascular Surgery, Neurovascular, Electrophysiology and Cardiac Surgery businesses. Mr. Gilbert also oversees our Marketing Science, E-Marketing, and Health Economics and Reimbursement functions. Previously, he was a Senior Vice President and prior to that worked on a contractor basis as our Assistant to the President from January 2004 to December 2004. Prior to joining Boston Scientific, Mr. Gilbert spent 23 years with Bain & Company, where he served as a partner and director and was the managing partner of Bain's Global Healthcare Practice. Mr. Gilbert received his B.S. degree in industrial engineering and operations research from Cornell University and his M.B.A. from Harvard Business School.

Ray J. Groves has been a Director of Boston Scientific since 1999. From 2001 to 2005, he served in various roles at Marsh Inc., including President, Chairman and Senior Advisor, and is a former member of the board of directors of its parent company, Marsh & McLennan Companies, Inc. He served as Chairman of Legg Mason Merchant Banking, Inc. from 1995 to 2001. Mr. Groves served as Chairman and Chief Executive Officer of Ernst & Young for 17 years until his retirement in 1994. Mr. Groves currently serves as a member of the boards of directors of Electronic Data Systems Corporation, the Colorado Physicians Insurance Company, Group Ark Insurance Holdings, Ltd. and Chairman of Calvert Street Capital Corporation. Mr. Groves is a member of the Council on Foreign Relations. He is a former member of the Board of Governors of the American Stock Exchange and the National Association of Securities Dealers. Mr. Groves is former Chairman of the board of directors of the American Institute of Certified Public Accountants. He is a member and former Chair of the board of directors of The Ohio State University Foundation and a member of the Dean's Advisory Council of the Fisher College of Business. He is a former member of the Board of Overseers of The Wharton School of the University of Pennsylvania and served as the Chairman of its Center for the Study of the Service Sector. Mr. Groves is an advisory director of the Metropolitan Opera Association and a director of the Collegiate Chorale. Mr. Groves received a B.S. degree from The Ohio State University.

Kristina M. Johnson has been a Director of Boston Scientific since April 2006. Dr. Johnson is Provost and Senior Vice President of Academic Affairs at The Johns Hopkins University. Until July 2007, she was the Dean of the Pratt School of Engineering at Duke University, a position she had held since 1999. Previously, she served as a professor in the Electrical and Computer Engineering Department, University of Colorado and director of the National Science Foundation Engineering Research Center for Optoelectronics Computing Systems at the University of Colorado, Boulder. Dr. Johnson is a co-founder of the Colorado Advanced Technology Institute Center of Excellence in Optoelectronics and serves as a director of Minerals Technologies, Inc., AES Corporation and Nortel Corporation. Dr. Johnson also serves on the board of directors of SPIE (The International Society for Optical Engineering) and Spark IP, a privately held Corporation. Dr. Johnson was a Fulbright Faculty Scholar in the Department of Electrical Engineering at the University of Edinburgh, Scotland, and a NATO Post-Doctoral Fellow at Trinity College, Dublin, Ireland. Dr. Johnson received B.S., M.S. and Ph.D. degrees in electrical engineering from Stanford University.

William H. Kucheman joined Boston Scientific in 1995 as a result of the merger between Boston Scientific and SCIMED Life Systems, Inc. and is our Senior Vice President and Group President of the Interventional Cardiology Group. Previously, Mr. Kucheman served as our Senior Vice President of Marketing. Prior to joining Boston Scientific, he held a variety of management positions in sales and marketing for SCIMED Life Systems, Inc., Charter Medical Corporation, and Control Data Corporation. He began his career at the United States Air Force Academy Hospital and later was Healthcare Planner, Office of the Surgeon General, for the United States Air Force Medical Service. Mr. Kucheman has served on several industry boards including the board of directors of the Global Health Exchange, the Committee on Payment and Policy, and AdvaMed. He has also served on the Board of Advisors to MillenniumDoctor.com and the Board of Advisors to the College of Business, Center for Services Marketing and Management, Arizona State University. Mr. Kucheman earned a B.S. and a M.B.A. from Virginia Polytechnic Institute and State University.

Paul A. LaViolette joined Boston Scientific in January 1994 and is our Chief Operating Officer. Previously, Mr. LaViolette was President, Boston Scientific International, and Vice President-International from January 1994 to February 1995. In February 1995, Mr. LaViolette was elected to the position of Senior Vice President and Group President-Nonvascular Businesses. In October 1998, Mr. LaViolette was appointed President, Boston Scientific International, and in February 2000 assumed responsibility for the Boston Scientific's Scimed, EPT and Target businesses as Senior Vice President and Group President, Cardiovascular. In March 2001, he also assumed the position of President, Scimed. Prior to joining Boston Scientific, he was employed by C.R. Bard, Inc. in various capacities, including President, U.S.C.I. Division, from July 1993 to November 1993,

President, U.S.C.I. Angioplasty Division, from January 1993 to July 1993, Vice President and General Manager, U.S.C.I. Angioplasty Division, from August 1991 to January 1993, and Vice President U.S.C.I. Division, from January 1990 to August 1991. Mr. LaViolette received his B.A. degree from Fairfield University and an M.B.A. degree from Boston College.

Sam R. Leno is our Chief Financial Officer and Executive Vice President of Finance and Information Systems. Mr. Leno joined us in June 2007 from Zimmer Holdings, Inc. where he served as its Executive Vice President, Finance and Corporate Services and Chief Financial Officer, a position to which he was appointed in December 2005. From October 2003 to December 2005, Mr. Leno served as Executive Vice President, Corporate Finance and Operations, and Chief Financial Officer of Zimmer. From July 2001 to October 2003, Mr. Leno served as Senior Vice President and Chief Financial Officer of Zimmer. Prior to joining Zimmer, Mr. Leno served as Senior Vice President and Chief Financial Officer of Arrow Electronics, Inc. from March 1999 until he joined Zimmer. Between 1971 and March 1999, Mr. Leno held various chief financial officer and other financial positions with several U.S. based companies, and he previously served as a U.S. Naval Officer. Mr. Leno is a member of the board of directors of TomoTherapy Incorporated, chairs the finance committee and is a member of the audit committee. Mr. Leno received a B.S. degree in Accounting for Northern Illinois University and an M.B.A. from Roosevelt University.

Ernest Mario has been a Director of Boston Scientific since October 2001 and is currently the Chairman and Chief Executive Officer of Capnia, Inc. From 2003 to July 2007, Dr. Mario was Chairman of Reliant Pharmaceuticals. From 2003 to 2006, he was also the Chief Executive Officer of Reliant Pharmaceuticals. Prior to joining Reliant Pharmaceuticals in April 2003, he was the Chairman of IntraBiotics Pharmaceuticals, Inc. from April 2002 to April 2003. Dr. Mario also served as Chairman and Chief Executive Officer of Apothogen, Inc., a pharmaceutical company, from January 2002 to April 2002 when Apothogen was acquired by IntraBiotics. Dr. Mario served as the Chief Executive of Glaxo Holdings plc from 1989 until March 1993 and as Deputy Chairman and Chief Executive from January 1992 until March 1993. From 1993 to 1997, Dr. Mario served as Co-Chairman and Chief Executive Officer of ALZA Corporation, a research-based pharmaceutical company with leading drug-delivery technologies, and Chairman and Chief Executive Officer from 1997 to 2001. Dr. Mario presently serves on the boards of directors of Maxygen, Inc., Pharmaceutical Product Development, Inc., Avid Radiopharmaceuticals, Inc. and Celgene Corporation. He was a Trustee of Duke University from 1988 to June 2007 and in July 2007 he retired as Chairman of the Board of the Duke University Health System which he chaired from its inception in 1996. He is a past Chairman of the American Foundation for Pharmaceutical Education and serves as an advisor to the pharmacy schools at the University of Maryland, the University of Rhode Island and The Ernest Mario School of Pharmacy at Rutgers University. Dr. Mario holds a B.S. in Pharmacy from Rutgers, and an M.S. and a Ph.D. in Physical Sciences from the University of Rhode Island.

William F. McConnell, Jr. joined Boston Scientific in April 2006 following our acquisition of Guidant and is our Senior Vice President, Sales, Marketing and Administration, CRM. Prior to joining Boston Scientific, Mr. McConnell was Vice President and Chief Information Officer for Guidant Corporation, which he joined in 1998. Previously, he was Managing Partner—Business Consulting in the Indianapolis office of Arthur Andersen LLP. Mr. McConnell serves as a board member of the Global Healthcare Exchange, Vesalius Ventures; and Board of Governors of the National American Red Cross. He is the Chairman of the Board of Trustees for the Trustee Leadership Development and Honorary Trustee of the Children's Museum of Indianapolis. He is also a board member of the Information Technology Committee of Community Hospitals of Indianapolis, Inc., the Indiana University Information Technology Advancement Council, and ex officio member of the Board of Directors for the American Red Cross of Greater Indianapolis. Mr. McConnell received a B.S. degree from Miami University in Oxford, Ohio and is a Certified Public Accountant.

David McFaul is Senior Vice President-International at Boston Scientific Corporation and a member of the Company's Executive Committee. Prior to October 2007, he was our Regional President of Asia Pacific & Japan operations. Mr. McFaul joined the Company in 1995 to oversee the development of our Canadian business and was President of our Japan operations. Prior to this, Mr. McFaul was Vice President of Sales, Inter-Continental. Previously, he was Vice President and General Manager of our operations in Latin America, Canada and South Africa where he increased revenue nearly 50 percent. Prior to this, he was General Manager, Canada and South Africa, Country Manager of Canada and National Sales Manager, Canada. Prior to Boston Scientific, Mr. McFaul held sales, marketing and general management positions at a variety of medical-related companies including Stryker Corporation, EBI Medical Systems, Baxter Corporation, and Abbott Labs. David earned a B.A. in History and Geography from Simon Fraser University and took graduate courses at Simon Fraser University Graduate School.

Stephen F. Moreci has been our Senior Vice President and Group President, Endosurgery since December 2000. Mr. Moreci joined Boston Scientific in 1989 as Vice President and General Manager for our Cardiac Assist business. In 1991, he was appointed Vice President and General Manager for our Endoscopy business. In 1994, Mr. Moreci was promoted to Group Vice President for our Urology and Gynecology businesses. In 1997, he assumed the role of President of our Endoscopy business. In 1999, he was named President of our Vascular business, which included peripheral interventions, vascular surgery and oncology. In 2001, he assumed the role of Group President, Endosurgery, responsible for our Urology/Gynecology, Oncology, Endoscopy and Endovations businesses. Prior to joining Boston Scientific, Mr. Moreci had a 13-year career in medical devices, including nine years with Johnson & Johnson and four years with DermaCare. Mr. Moreci received a B.S. degree from Pennsylvania State University.

N.J. Nicholas, Jr. has been a Director of Boston Scientific since October 1994 and is a private investor. Previously, he served as President of Time, Inc. from September 1986 to May 1990 and Co-Chief Executive Officer of Time Warner, Inc. from May 1990 until February 1992. Mr. Nicholas is a director of Xerox Corporation and Time Warner Cable, Inc. He has served as a director of Turner Broadcasting and a member of the President's Advisory Committee for Trade Policy and Negotiations and the President's Commission on Environmental Quality. Mr. Nicholas is Chairman of the Board of Trustees of the Environmental Defense Fund and a member of the Council of Foreign Relations. Mr. Nicholas received an A.B. degree from Princeton University and an M.B.A. degree from Harvard Business School. He is also the brother of Pete M. Nicholas, Chairman of the Board.

Peter M. Nicholas, a co-founder of Boston Scientific, has been Chairman of the Board since 1995. He has been a Director since 1979 and served as our Chief Executive Officer from 1979 to March 1999 and Co-Chairman of the Board from 1979 to 1995. Prior to joining Boston Scientific, he was corporate director of marketing and general manager of the Medical Products Division at Millipore Corporation, a medical device company, and served in various sales, marketing and general management positions at Eli Lilly and Company. He is currently Chairman Emeritus of the Board of Trustees of Duke University. Mr. Nicholas is also a Fellow of the National Academy of Arts and Sciences and Vice Chairman of the Trust for that organization. He also serves on several for profit and not-for-profit boards including CEOs for Fundamental Change in Education and the Boys and Girls Club of Boston. After college, Mr. Nicholas served as an officer in the U.S. Navy, resigning his commission as lieutenant in 1966. Mr. Nicholas received a B.A. degree from Duke University, and an M.B.A. degree from The Wharton School of the University of Pennsylvania. He is also the brother of N.J. Nicholas, Jr., one of our directors.

John E. Pepper has been a Director of Boston Scientific since 2003 and he previously served as a director of Boston Scientific from November 1999 to May 2001. Mr. Pepper is a Co-Chair of the board of directors of the National Underground Railroad Freedom Center and served as its Chief Executive Officer until May 2007. Previously he served as Vice President for Finance and Administration of Yale University from January 2004 to December 2005. Prior to that, he served as Chairman of the executive committee of the board of directors of The Procter & Gamble Company until December 2003. Since 1963, he has served in various positions at Procter & Gamble, including Chairman of the Board from 2000 to 2002, Chief Executive Officer and Chairman from 1995 to 1999, President from 1986 to 1995 and director since 1984. Mr. Pepper is chairman of the board of directors of The Walt Disney Company, and is a member of the executive committee of the Cincinnati Youth Collaborative. Mr. Pepper graduated from Yale University in 1960 and holds honorary doctoral degrees from Yale University, The Ohio State University, Xavier University, University of Cincinnati, Mount St. Joseph College and St. Petersburg University (Russia).

Kenneth J. Pucel is our Executive Vice President of Operations. Previously, he was our Senior Vice President, Operations and prior to that, Mr. Pucel was our Vice President and General Manager, Operations from September 2002 to December 2004 and our Vice President of Operations from June 2001 to September 2002 and before that he held various positions in our Cardiovascular Group, including Manufacturing Engineer, Process Development Engineer, Operations Manager, Production Manager and Director of Operations. Mr. Pucel received a Bachelor of Science Degree in Mechanical Engineering with a focus on Biomedical Engineering from the University of Minnesota.

Lucia L. Quinn joined Boston Scientific in January 2005 and is our Executive Vice-President—Human Resources. Prior to that, she was our Senior Vice President and Assistant to the President. Prior to joining Boston Scientific, Ms. Quinn was the Senior Vice President, Advanced Diagnostics and Business Development for Quest Diagnostics from 2001 to 2004. In this role, Ms. Quinn was responsible for developing multiple multi-million dollar businesses, including evaluating and developing strategic and operational direction. Prior to this, Ms. Quinn was Vice President, Corporate Strategic Marketing for Honeywell International from 1999 to 2001 and before that she held various positions with Digital Equipment Corporation from 1989 to 1998, including Corporate Vice President, Worldwide Brand Strategy & Management. She served as Chair of the Simmons College Board of Trustees from 2004 to 2007 and has been a trustee of Simmons College since 1996. She currently chairs the Executive Compensation Committee and sits on the Executive Committee there. Ms. Quinn received her B.A. in Management from Simmons College.

Uwe E. Reinhardt has been a Director of Boston Scientific since 2002. Dr. Reinhardt is the James Madison Professor of Political Economy and Professor of Economics and Public Affairs at Princeton University, where he has taught since 1968. Dr. Reinhardt is a senior associate of the University of Cambridge, England and serves as a Trustee of Duke University and the Duke University Health System, H&Q Healthcare Investors, H&Q Life Sciences Investors and Hambrecht & Quist Capital Management LLC. He is also the Commissioner of the Kaiser Family Foundation Commission on Medicaid and the Uninsured and a member of the board of directors of Amerigroup Corporation and Legacy Hospital Partners, Inc. Dr. Reinhardt is also a member of the Institute of Medicine of the National Academy of Sciences. Dr. Reinhardt received a Bachelor of Commerce degree from the University of Saskatchewan, Canada and a Ph.D. in economics from Yale University.

Senator Warren B. Rudman has been a Director of Boston Scientific since October 1999. Senator Rudman is Co-Chairman of Stonebridge International, LLC and has been Of Counsel to the international law firm Paul, Weiss, Rifkind, Wharton, and Garrison LLP since January 2003. Previously, he was a partner of the firm since 1992. Prior to joining the firm, he served two terms as a U.S. Senator from New Hampshire from 1980 to 1992. He serves on the boards of directors of several funds managed by the Dreyfus Corporation. Senator Rudman is Vice Chairman of the International Advisory Board of D.B. Zwirn + Co. and a member of the External Advisory Council of BP America Inc. He is the founding co-chairman of the Concord Coalition. Senator Rudman received a B.S. from Syracuse University and an LL.B. from Boston College Law School and served in the U.S. Army during the Korean War.

Paul W. Sandman joined Boston Scientific in May 1993 and since December 2004, has been our Executive Vice President, Secretary and General Counsel. Previously, Mr. Sandman served as our Senior Vice President, Secretary and General Counsel. From March 1992 through April 1993, he was Senior Vice President, General Counsel and Secretary of Wang Laboratories, Inc., where he was responsible for legal affairs. From 1984 to 1992, Mr. Sandman was Vice President and Corporate Counsel of Wang Laboratories, Inc., where he was responsible for corporate and international legal affairs. Mr. Sandman received his A.B. from Boston College and his J.D. from Harvard Law School. Mr. Sandman will be retiring from Boston Scientific on February 29, 2008.

James R. Tobin is our President and Chief Executive Officer and also serves as a Director. Prior to joining Boston Scientific in March 1999, Mr. Tobin served as President and Chief Executive Officer of Biogen, Inc. from 1997 to 1998 and Chief Operating Officer of Biogen from 1994 to 1997. From 1972 to 1994, Mr. Tobin served in a variety of executive positions with Baxter International, including President and Chief Operating Officer from 1992 to 1994. Previously, he served at Baxter as Managing Director in Japan, Managing Director in Spain, President of Baxter's I.V. Systems Group and Executive Vice President. Mr. Tobin currently serves on the boards of directors of Curis, Inc. and Applera Corporation. Mr. Tobin holds an A.B. from Harvard College and an M.B.A. from Harvard Business School. Mr. Tobin also served in the U.S. Navy from 1968 to 1972 where he achieved the rank of lieutenant.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item and set forth in our Proxy Statement to be filed with the SEC on or about March 19, 2008, is incorporated into this Annual Report on Form 10-K by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item and set forth in our Proxy Statement to be filed with the SEC on or about March 19, 2008, is incorporated into this Annual Report on Form 10-K by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item and set forth in our Proxy Statement to be filed with the SEC on or about March 19, 2008, is incorporated into this Annual Report on Form 10-K by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item and set forth in our Proxy Statement to be filed with the SEC on or about March 19, 2008, is incorporated into this Annual Report on Form 10-K by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements.

The response to this portion of Item 15 is set forth under Item 8.

(a)(2) Financial Schedules.

The response to this portion of Item 15 (Schedule II) follows the signature page to this report. All other financial statement schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

(a)(3) Exhibits (* documents filed with this report)

EXHIBIT NO.	TITLE
2.1	Agreement and Plan of Merger, dated as of January 25, 2006, among Boston Scientific Corporation, Galaxy Merger Sub, Inc. and Guidant Corporation (Exhibit 2.1, Current Report on Form 8-K, dated January 25,2006, File No. 1-11083).
3.1	Restated By-laws of the Company (Exhibit 3.1(ii), Current Report on Form 8-K dated May 11, 2007, File No. 1-11083).
*3.2	Third Restated Certificate of Incorporation.
4.1	Specimen Certificate for shares of the Company's Common Stock (Exhibit 4.1, Registration No. 33-46980).
4.2	Description of Capital Stock contained in Exhibits 3.1 and 3.2.
4.3	Indenture dated as of June 25, 2004 between the Company and JPMorgan Chase Bank (formerly The Chase Manhattan Bank) (Exhibit 4.1, Current Report on Form 8-K dated June 25, 2004, File No. 1-11083).
4.4	Indenture dated as of November 18, 2004 between the Company and J.P. Morgan Trust Company, National Association, as Trustee (Exhibit 4.1, Current Report on Form 8-K dated November 18, 2004, File No. 1-11083).
4.5	Form of First Supplemental Indenture dated as of April 21, 2006 (Exhibit 99.4, Current Report on Form 8-K dated April 21, 2006, File No. 1-11083).
4.6	Form of Second Supplemental Indenture dated as of April 21, 2006 (Exhibit 99.6, Current Report on Form 8-K dated April 21, 2006, File No. 1-11083).
4.7	5.45% Note due June 15, 2014 in the aggregate principal amount of $500,000,000 (Exhibit 4.2, Current Report on Form 8-K dated June 25, 2004, File No. 1-11083).
4.8	5.45% Note due June 15, 2014 in the aggregate principal amount of $100,000,000 (Exhibit 4.3, Current Report on Form 8-K dated June 25, 2004, File No. 1-11083).
4.9	Form of Global Security for the 5.125% Notes due 2017 (Exhibit 4.3, Current Report on Form 8-K dated November 18, 2004, File No. 1-11083).
4.10	Form of Global Security for the 4.250% Notes due 2011 (Exhibit 4.2, Current Report on Form 8-K dated November 18, 2004, File No. 1-11083).
4.11	Form of Global Security for the 5.50% Notes due 2015, and form of Notice to the holders thereof (Exhibit 4.1, Current Report on Form 8-K dated November 17, 2005 and Exhibit 99.5, Current Report on Form 8-K dated April 21, 2006, File No. 1-11083).
4.12	Form of Global Security for the 6.25% Notes due 2035, and form of Notice to holders thereof (Exhibit 4.2, Current Report on Form 8-K dated November 17, 2005 and Exhibit 99.7, Current Report on Form 8-K dated April 21, 2006, File No. 1-11083).
4.13	Indenture dated as of June 1, 2006 between the Company and JPMorgan Chase Bank, N.A., as Trustee (Exhibit 4.1, Current Report on Form 8-K dated June 9, 2006, File No. 1-11083).

EXHIBIT NO.	TITLE
4.14	Form of Global Security for the 6.00% Notes due 2011 (Exhibit 4.2, Current Report on Form 8-K dated June 9, 2006, File No. 1-11083).
4.15	Form of Global Security for the 6.40% Notes due 2016 (Exhibit 4.3, Current Report on Form 8-K dated June 9, 2006, File No. 1-11083).
10.1	Form of Amended and Restated Credit and Security Agreement dated as of November 7, 2007 by and among Boston Scientific Funding Corporation, the Company, Old Line Funding, LLC, Victory Receivables Corporation, The Bank of Tokyo-Mitsubishi Ltd., New York Branch and Royal Bank of Canada (Exhibit 10.1, Current Report on Form 8-K dated November 7, 2007, File No. 1-11083).
10.2	Form of Omnibus Amendment dated as of December 21, 2006 among the Company, Boston Scientific Funding Corporation, Variable Funding Capital Company LLC, Victory Receivables Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch (Amendment No. 1 to Receivable Sale Agreement and Amendment No. 9 to Credit and Security Agreement) (Exhibit 10.2, Annual Report on 10-K year ended December 31, 2006, File No. 1-11083).
10.3	Form of Amended and Restated Receivables Sale Agreement dated as of November 7, 2007 between the Company and each of its Direct or Indirect Wholly-Owned Subsidiaries that Hereafter Becomes a Seller Hereunder, as the Sellers, and Boston Scientific Funding Corporation, as the Buyer (Exhibit 10.2, Current Report on Form 8-K dated November 7, 2007, File No. 1-11083).
10.4	Form of Credit Agreement dated as of April 21, 2006 among the Company, BSC International Holding Limited, Merrill Lynch Capital Corporation, Bear Stearns Corporate Lending Inc., Deutsche Bank Securities Inc., Wachovia Bank, National Association, Bank of America, N.A., Banc of America Securities LLC, Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as amended (Exhibit 99.1, Current Report on Form 8-K dated April 21, 2006 and Exhibit 10.1, Current Report on Form 8-K dated August 17, 2001, File No. 1-11083).
10.5	License Agreement among Angiotech Pharmaceuticals, Inc., Cook Incorporated and the Company dated July 9, 1997, and related Agreement dated December 13, 1999 (Exhibit 10.6, Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-11083).
10.6	Amendment between Angiotech Pharmaceuticals, Inc. and the Company dated November 23, 2004 modifying July 9, 1997 License Agreement among Angiotech Pharmaceuticals, Inc., Cook Incorporated and the Company (Exhibit 10.1, Current Report on Form 8-K dated November 23, 2004, File No. 1-11083).
10.7	Form of Amendment Agreement among the Company, Boston Scientific Scimed Inc., Advanced Bionics Corporation, The Bionics Trust and Jeffrey D. Goldberg and Carla Woods (collectively in their capacity as the Stockholders' Representative) dated August 9, 2007 (Exhibit 10.1, Current Report on Form 8-K dated August 9, 2007, File No. 1-11083).
10.8	Form of Amendment No. 1 to Agreement and Plan of Merger among the Company, Boston Scientific Scimed Inc., Advanced Bionics Corporation, the Bionics Trust and Jeffrey D. Goldberg and Carla Woods (collectively in their capacity as the Stockholders' Representative) dated as of August 9, 2007 (Exhibit 10.2, Current Report on Form 8-K dated August 9, 2007, File No. 1-11083).
10.9	Form of Amendment No. 2 to Agreement and Plan of Merger among the Company, Boston Scientific Scimed Inc., Advanced Bionics Corporation, the Bionics Trust and Jeffrey D. Goldberg and Carla Woods (collectively in their capacity as the Stockholders' Representative) dated as of August 9, 2007 (Exhibit 10.1, Current Report on Form 8-K dated January 3, 2008, File No. 1-11083).
10.10	Form of Cochlear Implant Business Purchase and Sale Agreement among the Company, Boston Scientific Scimed, Inc., Advanced Bionics Corporation and Advanced Bionics Holding Corporation dated as of August 9, 2007 (Exhibit 10.3, Current Report on Form 8-K dated August 9, 2007, File No. 1-11083).

EXHIBIT NO.	TITLE
10.11	Form of Amendment No. 1 to Cochlear Implant Business Purchase and Sale Agreement among the Company, Boston Scientific Scimed, Inc., Advanced Bionics Corporation and Advanced Bionics Holding Corporation dated as of August 9, 2007 (Exhibit 10.2, Current Report on Form 8-K dated January 3, 2008, File No. 1-11083).
*10.12	Form of Purchase Agreement dated as of November 5, 2007 by and among Boston Scientific Corporation, the Sellers and Getinge AB.
10.13	Form of Offer Letter between Boston Scientific and Donald S. Baim, M.D. (Exhibit 10.1, Current Report on Form 8-K dated July 27, 2006, File No. 1-11083).
10.14	Form of Stock Option Agreement dated as of July 25, 2006 between Boston Scientific and Donald S. Baim, M.D. (Exhibit 10.2, Current Report on Form 8-K dated July 27, 2006, File No. 1-11083).
10.15	Form of Deferred Stock Unit Agreement dated as of July 25, 2006 between Boston Scientific and Donald S. Baim, M.D. (Exhibit 10.3, Current Report on Form 8-K dated July 27, 200, File No. 1-11083).
10.16	Form of Indemnification Agreement between the Company and certain Directors and Officers (Exhibit 10.16, Registration No. 33-46980).
10.17	Form of Retention Agreement between the Company and certain Executive Officers, as amended (Exhibit 10.1, Current Report on Form 8-K dated February 20, 2007, File No. 1-11083).
10.18	Form of Non-Qualified Stock Option Agreement (vesting over three years) (Exhibit 10.1, Current Report on Form 8-K dated December 10, 2004, File No. 1-11083).
10.19	Form of Non-Qualified Stock Option Agreement (vesting over four years) (Exhibit 10.2, Current Report on Form 8-K dated December 10, 2004, File No. 1-11083).
*10.20	Form of Non-Qualified Stock Option Agreement (vesting over two years).
10.21	Form of Restricted Stock Award Agreement (Exhibit 10.3, Current Report on Form 8-K dated December 10, 2004, File No. 1-11083).
10.22	Form of Deferred Stock Unit Award Agreement (Exhibit 10.4, Current Report on Form 8-K dated December 10, 2004, File No. 1-11083).
10.23	Form of Deferred Stock Unit Award Agreement (vesting over four years) (Exhibit 10.16, Annual Report on 10-K for the year ended December 31, 2006, File No. 1-11083).
*10.24	Form of Deferred Stock Unit Award Agreement (vesting over two years).
10.25	Form of Non-Qualified Stock Option Agreement (Non-employee Directors) (Exhibit 10.5, Current Report on Form 8-K dated December 10, 2004, File No. 1-11083).
10.26	Form of Restricted Stock Award Agreement (Non-Employee Directors) (Exhibit 10.6, Current Report on Form 8-K dated December 10, 2004, File No. 1-11083).
10.27	Form of Deferred Stock Unit Award Agreement (Non-Employee Directors) (Exhibit 10.7, Current Report on Form 8-K dated December 10, 2004, File No. 1-11083).
10.28	Boston Scientific Corporation 401(k) Retirement Savings Plan, as Amended and Restated, Effective January 1, 2001, and amended (Exhibit 10.12, Annual Report on Form 10-K for the year ended December 31, 2002, Exhibit 10.12, Annual Report on Form 10-K for the year ended December 31, 2003, Exhibit 10.1, Current Report on Form 8-K dated September 24, 2004, Exhibit 10.52, Annual Report on Form 10-K for year ended December 31, 2005, and Exhibit 10.21, Annual Report on Form 10-K for year ended December 31, 2007, File No. 1-11083).

EXHIBIT NO.	TITLE
10.29	Boston Scientific Corporation Global Employee Stock Ownership Plan, as Amended and Restated (Exhibit 10.18, Annual Report on Form 10-K for the year ended December 31, 1997, Exhibit 10.21, Annual Report on Form 10-K for the year ended December 31, 2000, Exhibit 10.22, Annual Report on Form 10-K for the year ended December 31, 2000 and Exhibit 10.14, Annual Report on Form 10-K for the year ended December 31, 2003, File No. 1-11083).
10.30	Boston Scientific Corporation 2006 Global Employee Stock Ownership Plan, as amended (Exhibit 10.23, Annual Report on Form 10-K for the year ended December 31, 2006 and Exhibit 10.24, Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-11083).
10.31	Boston Scientific Corporation Deferred Compensation Plan, Effective January 1, 1996 (Exhibit 10.17, Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-11083).
10.32	Boston Scientific Corporation 1992 Non-Employee Directors' Stock Option Plan, as amended (Exhibit 10.2, Annual Report on Form 10-K for the year ended December 31, 1996, Exhibit 10.3, Annual Report on Form 10-K for the year ended December 31, 2000 and Exhibit 10.1, Current Report on Form 8-K dated December 31, 2004, File No.1-11083).
10.33	Boston Scientific Corporation 2003 Long-Term Incentive Plan, as amended (Exhibit 10.17, Annual Report on Form 10-K for the year ended December 31, 2003 and Exhibit 10.3, Current Report on Form 8-K dated May 9, 2005, File No. 1-11083).
10.34	Boston Scientific Corporation 2000 Long Term Incentive Plan, as amended (Exhibit 10.20, Annual Report on Form 10-K for the year ended December 31, 1999, Exhibit 10.18, Annual Report on Form 10-K for the year ended December 31, 2001, Exhibit 10.1, Current Report on Form 8-K dated December 22, 2004 and Exhibit 10.3, Current Report on Form 8-K dated May 9, 2005, File No. 1-11083).
10.35	Boston Scientific Corporation 1995 Long-Term Incentive Plan, as amended (Exhibit 10.1, Annual Report on Form 10-K for the year ended December 31, 1996, Exhibit 10.5, Annual Report on Form 10-K for the year ended December 31, 2001, Exhibit 10.1, Current Report on Form 8-K dated December 22, 2004 and Exhibit 10.3, Current Report on Form 8-K dated May 9, 2005, File No. 1-11083).
10.36	Boston Scientific Corporation 1992 Long-Term Incentive Plan, as amended (Exhibit 10.1, Annual Report on Form 10-K for the year ended December 31, 1996, Exhibit 10.2, Annual Report on Form 10-K for the year ended December 31, 2001, Exhibit 10.1, Current Report on Form 8-K dated December 22, 2004 and Exhibit 10.3, Current Report on Form 8-K dated May 9, 2005, File No. 1-11083).
10.37	Form of Deferred Stock Unit Agreement between Lucia L. Quinn and Boston Scientific Corporation dated May 31, 2005 (Exhibit 10.1, Current Report on Form 8-K dated May 31, 2005, File No. 1-11083).
10.38	Form of Boston Scientific Corporation Excess Benefit Plan (Exhibit 10.1, Current Report on Form 8-K dated June 29, 2005, File No. 1-11083).
10.39	Form of Trust Under the Boston Scientific Corporation Excess Benefit Plan (Exhibit 10.2, Current Report on Form 8-K dated June 29, 2005, File No. 1-11083).
10.40	Form of Non-Qualified Stock Option Agreement dated July 1, 2005 (Exhibit 10.1, Current Report on Form 8-K dated July 1, 2005, File No. 1-11083).
10.41	Form of Deferred Stock Unit Award Agreement dated July 1, 2005 (Exhibit 10.2, Current Report on Form 8-K dated July 1, 2005, File No. 1-11083).
10.42	Form of 2007 Performance Incentive Plan, as amended (Exhibit 10.2, Current Report on Form 8-K dated February 20, 2007 and Exhibit 10.1, Current Report on Form 8-K dated July 31, 2007, File No. 1-11083).
10.43	Form of Non-Qualified Stock Option Agreement (Executive) (Exhibit 10.1, Current Report on Form 8-K dated May 12, 2006, File No. 1-11083).

EXHIBIT NO.	TITLE
10.44	Form of Deferred Stock Unit Award Agreement (Executive) (Exhibit 10.2, Current Report on Form 8-K dated May 12, 2006, File No. 1-11083).
10.45	Form of Non-Qualified Stock Option Agreement (Special) (Exhibit 10.3, Current Report on Form 8-K dated May 12, 2006, File No. 1-11083).
10.46	Form of Deferred Stock Unit Award Agreement (Special) (Exhibit 10.4, Current Report on Form 8-K dated May 12, 2006, File No. 1-11083).
10.47	Embolic Protection Incorporated 1999 Stock Plan, as amended (Exhibit 10.1, Registration Statement on Form S-8, Registration No. 333-61060 and Exhibit 10.1, Current Report on Form 8-K dated December 31, 2004, File No. 1-11083).
10.48	Quanam Medical Corporation 1996 Stock Plan, as amended (Exhibit 10.3, Registration Statement on Form S-8, Registration No. 333-61060 and Exhibit 10.1, Current Report on Form 8-K dated December 31, 2004, File No. 1-11083).
10.49	RadioTherapeutics Corporation 1994 Stock Incentive Plan, as amended (Exhibit 10.1, Registration Statement on Form S-8, Registration No. 333-76380 and Exhibit 10.1, Current Report on Form 8-K dated December 31, 2004, File No. 1-11083).
10.50	Guidant Corporation 1994 Stock Plan, as amended (Exhibit 10.46, Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-11083).
10.51	Guidant Corporation 1996 Nonemployee Director Stock Plan, as amended (Exhibit 10.47, Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-11083).
10.52	Guidant Corporation 1998 Stock Plan, as amended (Exhibit 10.48, Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-11083).
10.53	Form of Guidant Corporation Option Grant (Exhibit 10.49, Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-11083).
10.54	Form of Guidant Corporation Restricted Stock Grant (Exhibit 10.50, Annual Report on Form 10-K for year ended December 31, 2006, File No. 1-11083).
10.55	The Guidant Corporation Employee Savings and Stock Ownership Plan, as amended (Exhibits 10.51, 10.52, 10.53, 10.54, 10.55 and 10.56, Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-11083).
10.56	Settlement Agreement effective September 21, 2005 among Medinol Ltd., Jacob Richter and Judith Richter and Boston Scientific Corporation, Boston Scientific Limited and Boston Scientific Scimed, Inc. (Exhibit 10.1, Current Report on Form 8-K dated September 21, 2005, File No. 1-11083).
10.57	Transaction Agreement, dated as of January 8, 2006, as amended, between Boston Scientific Corporation and Abbott Laboratories (Exhibit 10.47, Exhibit 10.48, Exhibit 10.49 and Exhibit 10.50, Annual Report on Form 10-K for year ended December 31, 2005, Exhibit 10.1, Current Report on Form 8-K dated April 7, 2006, File No. 1-11083).
10.58	Purchase Agreement between Guidant Corporation and Abbott Laboratories dated April 21, 2006, as amended (Exhibit 10.2 and Exhibit 10.3, Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, File No. 1-11083).
10.59	Promissory Note between BSC International Holding Limited ("Borrower") and Abbott Laboratories ("Lender") dated April 21, 2006 (Exhibit 10.4, Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, File No. 1-11083).
10.60	Subscription and Stockholder Agreement between Boston Scientific Corporation and Abbott Laboratories dated April 21, 2006, as amended (Exhibit 10.5 and Exhibit 10.6, Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, File No. 1-11083).

EXHIBIT NO.	TITLE
10.61	Decision and Order of the Federal Trade Commission in the matter of Boston Scientific Corporation and Guidant Corporation finalized August 3, 2006 (Exhibit 10.5, Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, File No. 1-11083).
10.62	Boston Scientific Executive Allowance Plan, as amended (Exhibit 10.53, Annual Report on Form 10-K for year ended December 31, 2005 and Exhibit 10.1, Current Report on Form 8-K dated October 30, 2007, File No. 1-11083).
10.63	Boston Scientific Executive Retirement Plan (Exhibit 10.54, Annual Report on Form 10-K for year ended December 31, 2005, File No. 1-11083).
10.64	Form of Deferred Stock Unit Agreement between James R. Tobin and the Company dated February 28, 2006 (2003 Long-Term Incentive Plan) (Exhibit 10.56, Annual Report on Form 10-K for year ended December 31, 2005, File No. 1-11083).
10.65	Form of Deferred Stock Unit Agreement between James R. Tobin and the Company dated February 28, 2006 (2000 Long-Term Incentive Plan) (Exhibit 10.57, Annual Report on Form 10-K for year ended December 31, 2005, File No. 1-11083).
10.66	Form of Severance Pay and Layoff Notification Plan as Amended and Restated effective as of November 1, 2007 (Exhibit 10.1, Current Report on Form 8-K dated November 1, 2007, File No. 1-11083).
10.67	Form of Offer Letter between Boston Scientific and Sam R. Leno dated April 11, 2007 (Exhibit 10.1, Current Report on Form 8-K dated May 7, 2007, File No. 1-11083).
10.68	Form of Deferred Stock Unit Award dated June 5, 2007 between Boston Scientific and Sam R. Leno (Exhibit 10.1, Quarterly Report on Form 10Q for period ended June 30, 2007, File No. 1-11083).
10.69	Form of Non-Qualified Stock Option Agreement dated June 5, 2007 between Boston Scientific and Sam R. Leno (Exhibit 10.2, Quarterly Report on Form 10-Q dated June 30, 2007, File No. 1-11083).
*11	Statement regarding computation of per share earnings (included in Note O to the Company's 2007 consolidated financial statements for the year ended December 31, 2007 included in Item 8).
*12	Statement regarding computation of ratios of earnings to fixed charges.
14	Code of Conduct (Exhibit 14, Annual Report on Form 10-K for the year ended December 31, 2005, File No. 1-11083).
*21	List of the Company's subsidiaries as of February 20, 2008.
*23	Consent of Independent Auditors, Ernst & Young, LLP.
*31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Boston Scientific Corporation duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOSTON SCIENTIFIC CORPORATION

Dated: February 27, 2008

By: /s/ Sam R. Leno
Sam R. Leno
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Boston Scientific Corporation and in the capacities and on the dates indicated.

Dated: February 27, 2008

By: /s/ John E. Abele
John E. Abele
Director, Founder

Dated: February 27, 2008

By: /s/ Ursula M. Burns
Ursula M. Burns
Director

Dated: February 27, 2008

By: /s/ Nancy-Ann DeParle
Nancy-Ann DeParle
Director

Dated: February 27, 2008

By: /s/ J. Raymond Elliott
J. Raymond Elliott
Director

Dated: February 27, 2008

By: /s/ Joel L. Fleishman
Joel L. Fleishman
Director

Dated: February 27, 2008

By: /s/ Marye Anne Fox, Ph.D.
Marye Anne Fox, Ph.D.
Director

Dated: February 27, 2008

By: /s/ Ray J. Groves
Ray J. Groves
Director

Dated: February 27, 2008

By: /s/ Kristina M. Johnson
Kristina M. Johnson
Director

Dated: February 27, 2008

By: /s/ Ernest Mario, Ph.D.
Ernest Mario, Ph.D.
Director

Dated: February 27, 2008

By: /s/ N.J. Nicholas, Jr.
N.J. Nicholas, Jr.
Director

Dated: February 27, 2008	By: /s/ Pete M. Nicholas Pete M. Nicholas Director, Founder, Chairman of the Board
Dated: February 27, 2008	By: /s/ John E. Pepper John E. Pepper Director
Dated: February 27, 2008	By: /s/ Uwe E. Reinhardt, Ph.D. Uwe E. Reinhardt, Ph.D. Director
Dated: February 27, 2008	By: /s/ Warren B. Rudman Warren B. Rudman Director
Dated: February 27, 2008	By: /s/ James R. Tobin James R. Tobin Director, President and Chief Executive Officer (Principal Executive Officer)

VALUATION AND QUALIFYING ACCOUNTS (in millions)

The following is a rollforward of our allowances for uncollectible amounts and sales returns:

Description	Balance Beginning of Year	Charges to Costs and Expenses	Deductions to Allowances for Uncollectible Amounts (a)	Charges to (Deductions from) Other Accounts (b)	Balance at End of Year
Year Ended December 31, 2007					
Allowances for uncollectible accounts and sales returns and allowances	$135	15	13	—	$137
Year Ended December 31, 2006					
Allowances for uncollectible accounts and sales returns and allowances	$ 83	27	7	32	$135
Year Ended December 31, 2005					
Allowances for uncollectible accounts and sales returns and allowances	$ 80	9	8	2	$ 83

(a) Uncollectible amounts written off.

(b) Represents charges for sales returns and allowances, net of actual sales returns, as well as impact of foreign currency.

BOSTON SCIENTIFIC CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (unaudited)

(in millions)	2007	2006	2005	2004	2003
Fixed charges					
Interest expense and debt issuance costs (a)	570	435	90	64	46
Interest portion of rental expense	14	16	13	10	10
Total fixed charges	584	451	103	74	56
Earnings					
(Loss) income before income taxes	(495)	(3,535)	891	1,494	643
Fixed charges per above	584	451	103	74	56
Total earnings (deficit), adjusted	89	(3,084)	994	1,568	699
Ratio of earnings to fixed charges (b)	0.15		9.65	21.19	12.48

The calculation above relates to the $3.050 billion of registered debt securities that we had outstanding at December 31, 2007. See *Note H—Borrowings and Credit Arrangements* to our 2007 consolidated financial statements included in Item 8 of this Form 10-K for further information regarding the debt securities.

(a) The interest expense included in fixed charges above reflects only interest on third party indebtedness and excludes any interest expense accrued on uncertain tax positions, as permitted by FASB Interpretation No. 48, *Accounting for Income Taxes.*

(b) For 2006, earnings were deficient by $3.084 billion.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-111047, 333-98755, 333-76380, 333-61056, 333-61060, 333-25033, 333-25037, 333-36636, 333-134932, 333-133569, and 333-131608; Form S-3 Nos. 333-76346, 333-61994, 333-37255, 333-64887, 333-64991, 333-119412 and 333-132626; and Form S-4 Nos. 333-131608 and 333-22581) of Boston Scientific Corporation and in the related Prospectuses of our reports dated February 25, 2008, with respect to consolidated financial statements and schedule of Boston Scientific Corporation, and the effectiveness of internal control over financial reporting of Boston Scientific Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2007.

Boston, Massachusetts
February 25, 2008

CERTIFICATIONS

I, James R. Tobin, certify that:

1. I have reviewed this annual report on Form 10-K of Boston Scientific Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2008

/s/ James R. Tobin

James R. Tobin
President and Chief Executive Officer

CERTIFICATIONS

I, Sam R. Leno, certify that:

1. I have reviewed this annual report on Form 10-K of Boston Scientific Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2008

/s/ Sam R. Leno

Sam R. Leno
Executive Vice President—Finance & Information Systems and Chief Financial Officer

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Boston Scientific Corporation (the "Company") for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer of the Company hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that based on his knowledge:

(1) the Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Boston Scientific Corporation.

By: /s/ James R. Tobin

James R. Tobin
President and Chief Executive Officer

February 27, 2008

Boston Scientific

Natick, Massachusetts
March 19, 2008

Dear Boston Scientific Stockholder:

You are cordially invited to attend Boston Scientific Corporation's Annual Meeting of Stockholders to be held on Tuesday, May 6, 2008, at 10:00 A.M. Eastern Time, at the Harvard Club of Boston, 374 Commonwealth Avenue, Boston, Massachusetts.

This year you are being asked to:

- re-elect ten directors;
- approve an amendment and restatement of our 2003 Long-Term Incentive Plan;
- ratify the appointment of Ernst & Young LLP as our independent auditors for the 2008 fiscal year; and
- transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

These matters are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement. Our Board of Directors urges you to read the accompanying Proxy Statement and recommends that you vote "FOR" all of the director nominees, the amendment and restatement of our 2003 Long-Term Incentive Plan and the ratification of the appointment of Ernst &Young LLP as our independent auditors. At the meeting, you will be provided with the opportunity to ask questions.

We are pleased to take advantage of the new Securities and Exchange Commission rule allowing companies to furnish proxy materials to their stockholders on the Internet. We believe that this new e-proxy process, also known as "notice and access," will expedite stockholders' receipt of proxy materials, lower our printing and mailing costs and reduce the environmental impact of producing the materials for our annual meeting. During the week of March 24, 2008, we will mail to our stockholders of record as of March 7, 2008 a Notice containing instructions on how to access our Proxy Statement and Annual Report on the Internet and also how to vote via the Internet. Both the Notice and this Proxy Statement contain instructions on how you can receive a paper copy of the Proxy Statement and Annual Report if you prefer.

The Board of Directors appreciates and encourages stockholder participation in the Company's affairs. Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, we request that as soon as possible, you either:

(a) vote via the Internet pursuant to the instructions provided in the Notice, or

(b) request printed copies of the proxy materials by mail pursuant to the instructions provided in the Notice, and either:

(i) complete, sign, date and return the proxy card you will receive in response to your request; or

(ii) vote via telephone (toll-free) in the United States or Canada, in accordance with the instructions on the proxy card.

Thank you for your continuing support.

Very truly yours,

Pete M. Nicholas
Chairman of the Board

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Boston Scientific Corporation (the "Company") for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Financial Officer of the Company hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that based on his knowledge:

(1) the Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Boston Scientific Corporation.

By: /s/ Sam R. Leno

Sam R. Leno
Executive Vice President—Finance & Information
Systems and Chief Financial Officer

February 27, 2008

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Boston Scientific

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Natick, Massachusetts
March 19, 2008

The Annual Meeting of Stockholders of Boston Scientific Corporation will be held at the Harvard Club of Boston, 374 Commonwealth Avenue, Boston, Massachusetts on Tuesday, May 6, 2008, at 10:00 A.M. Eastern Time, for the following purposes:

(1) To re-elect ten directors to serve until our 2009 Annual Meeting of Stockholders;

(2) To approve an amendment and restatement of our 2003 Long-Term Incentive Plan (the "Plan");

(3) To ratify the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending December 31, 2008; and

(4) To transact such other business as may properly come before the meeting or any adjournments or postponements of the meeting.

Only stockholders who held shares at the close of business on March 7, 2008, are entitled to notice of and to vote at the meeting or any adjournments or postponements of the meeting.

So that your shares will be represented whether or not you attend the Annual Meeting, as soon as possible, please

(a) vote via the Internet pursuant to the instructions provided in the Notice you received by mail, or

(b) request printed copies of the proxy materials by mail pursuant to the instructions provided in the Notice, and either:

(i) complete, sign, date and return the proxy card you will receive in response to your request; or

(ii) vote via telephone (toll-free) in the United States or Canada, in accordance with the instructions on the proxy card.

By Order of the Board of Directors

Lawrence J. Knopf
Assistant Secretary

Boston Scientific

ONE BOSTON SCIENTIFIC PLACE
NATICK, MASSACHUSETTS 01760

March 19, 2008

PROXY STATEMENT

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

The Annual Meeting

The Annual Meeting of Stockholders of Boston Scientific Corporation will be held on Tuesday, May 6, 2008, at 10:00 A.M. Eastern Time, at the Harvard Club of Boston, 374 Commonwealth Avenue, Boston, Massachusetts. At this meeting, stockholders will be asked to re-elect ten directors; approve an amendment and restatement of our 2003 Long-Term Incentive Plan; and ratify the appointment of Ernst &Young LLP as our independent auditors for the 2008 fiscal year. Management will also report on our performance during fiscal year 2007 and will respond to appropriate questions from stockholders. When used in this Proxy Statement, the terms "we," "us," "our" and "the Company" mean Boston Scientific Corporation and its divisions and subsidiaries.

Who is entitled to attend and vote at the Annual Meeting?

Stockholders who held shares at the close of business on March 7, 2008, are entitled to attend and vote at the Annual Meeting. Each share of our common stock is entitled to one vote.

What do I need to bring to the Annual Meeting?

If your shares are registered in your name, you should bring proper identification to the meeting. If your shares are held in the name of a broker, trust, bank or another nominee, you will need to bring a proxy, account statement or letter from that broker, trust, bank or other nominee that confirms that you are the beneficial owner of those shares, along with proper identification.

What changes will I notice this year as a result of the Company participating in the new e-proxy rules?

In July 2007, the Securities and Exchange Commission adopted the e-proxy rules which allow a company to send a Notice to notify its stockholders that they may access the company's Proxy Statement and Annual Report online. This process reduces the amount of time it takes for stockholders to obtain the materials, reduces the printing and mailing costs paid by the company, and reduces the environmental impact of producing the materials. We have elected to participate in this e-proxy process this year as part of our Company-wide efforts to reduce expenses and protect the environment.

On or about March 24, 2008, we will send all stockholders of record as of March 7, 2008 a Notice instructing them as to how to receive their proxy materials via the Internet this year. The proxy materials will be available on the Internet as of March 24, 2008. If you are a registered stockholder, and hold your shares directly through BNY Mellon Shareowner Services, our transfer agent, you can access the material online at http://bnymellon.mobular.net/bnymellon/BSX. If you hold your shares through a broker, you can access the materials online at www.proxyvote.com. You can also vote online through these websites. Our own website (www.bostonscientific.com) will also direct you to these sites to access the materials and vote online.

What if I prefer to receive paper copies of the materials?

If you prefer to receive paper copies of the materials, you can still do so. If you are a registered stockholder, and hold your shares directly through BNY Mellon Shareowner Services, you may request a paper copy of the materials by (i) calling 1-888-313-0164 (outside of the U.S. or Canada, call 1-201-680-6688); (ii) sending an email to shrrelations@bnymellon.com; or (iii) logging onto http://bnymellon.mobular.net/bnymellon/bsx. If you hold your shares through a broker, you may request a paper copy of the materials by (i) calling 1-800-579-1639; (ii) sending an email to sendmaterial@proxyvote.com; or (iii) logging onto www.proxyvote.com. There is no charge to receive the materials by mail.

What constitutes a quorum at the meeting?

The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of our common stock outstanding on March 7, 2008, the record date, will constitute a quorum for purposes of the Annual Meeting. As of March 7, 2008, 1,494,879,385 shares of Boston Scientific common stock were outstanding, with each share entitled to one vote. For purposes of determining whether a quorum exists, proxies received but marked "withhold" or "abstain" and "broker non-votes" (described below) will be counted.

How do I vote by proxy?

Your vote is very important. Whether or not you plan to attend the meeting, we urge you to either

(a) vote via the Internet pursuant to the instructions provided in the Notice you received by mail, or

(b) request printed copies of the proxy materials by mail pursuant to the instructions provided in the Notice, and either

(i) complete, sign, date and return the proxy card you will receive in response to your request; or

(ii) vote via telephone (toll-free) in the United States or Canada, in accordance with the instructions on the proxy card.

If you vote by mail, no postage is required if your proxy card is mailed in the United States.

If you properly complete and deliver your proxy card (whether electronically, by mail or by telephone) and our transfer agent receives it in time to vote at the meeting, your "proxy" (one of the individuals named on your proxy card) will vote your shares as you have directed. If you complete and deliver the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board, as follows:

(1) ***FOR*** the re-election of each of the ten director nominees;

(2) ***FOR*** the amendment and restatement of our 2003 Long-Term Incentive Plan; and

(3) ***FOR*** the ratification of the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending December 31, 2008.

If any other matter is properly presented at the meeting or if the meeting is to be postponed or adjourned, your proxy will vote your shares in accordance with his or her best judgment. At present, the Board knows of no other business that is intended to be brought before or acted upon at this Annual Meeting.

How do I vote if my shares are held by my broker?

If your shares are held by your broker in "street name," you will need to instruct your broker (in the method required by your broker) how to vote your shares. Your broker will send you a Notice instructing you how to vote via the Internet, or how to request written materials and vote via telephone or by mail.

What discretion does my broker have to vote my shares held in "street name"?

At this time, New York Stock Exchange rules allow your broker to vote your shares with respect to the election of directors and the ratification of our independent auditors, even if it does not receive instructions from you, so long as it holds your shares in its name. There are, however, certain matters with respect to which brokers do not have discretionary voting authority, including the proposal to approve the amendment and restatement of our 2003 Long-Term Incentive Plan. If you do not instruct your broker how to vote with respect to this item, your broker may not vote with respect to this proposal, but rather those votes will be considered "broker non-votes." Shares represented by "broker non-votes" will, however, be counted in determining whether there is a quorum.

Can I change my vote or revoke my proxy after I have already voted or given my proxy?

Yes. If you own your shares directly, you may change your vote or revoke your proxy at any time before the proxy is exercised at the Annual Meeting. To change your vote, you may:

- mail a written notice "revoking" your earlier vote to our transfer agent, BNY Mellon Shareowner Services, 480 Washington Boulevard, Jersey City, New Jersey 07310-1900;
- submit to our transfer agent a properly completed and signed proxy card with a later date;
- vote again telephonically or electronically (available until 11:00 p.m. Eastern Time on May 5, 2008); or
- vote in person at the Annual Meeting.

Your last dated proxy or vote cast will be counted.

If you own your shares through a broker, please contact your broker for instructions on changing your vote or revoking your proxy.

How do I vote in person?

If you plan to attend the Annual Meeting and vote in person, we will give you a ballot or a new proxy card when you arrive. However, if your shares are held in the name of your broker, trust, bank or other nominee, you must bring an account statement or letter from the broker, trust, bank or other nominee indicating that you were the beneficial owner of the shares on March 7, 2008, the record date for voting. Please bring proper identification to the Annual Meeting. Please see our website, *www.bostonscientific.com*, for directions to the Annual Meeting.

How do I vote my 401(k), GESOP and Guidant ESSOP shares?

If you participate in the Boston Scientific Corporation 401(k) Retirement Savings Plan (401(k) Plan), in our Global Employee Stock Ownership Plan (GESOP), or in the Guidant Employee Savings and Stock Ownership Plan (ESSOP) you will receive a single Notice that covers all shares credited to your plan account(s) and shares that you own of record that are registered in the same name. If any of your plan accounts are not registered in the same name as your shares of record, you will receive separate Notices for your record and plan holdings. You may vote your shares via the Internet by logging onto http://www.proxyvoting.com/bsx or telephone by calling 1-866-540-5760. Your vote will serve to instruct the trustees and fiduciaries of our 401(k) Plan, GESOP and ESSOP how to vote any Company shares held in these plans on your behalf. The 401(k) Plan, GESOP and ESSOP trustees and fiduciaries may vote at their discretion shares for which timely instructions are not received.

Who is our transfer agent?

Our transfer agent is BNY Mellon Shareowner Services. Representatives of BNY Mellon Shareowner Services will tabulate the votes and act as inspectors of election at the Annual Meeting.

What vote is required to approve each proposal?

(1) ***For the Election of Directors.*** With respect to Proposal 1, the ten nominees for director receiving the most votes from those shares present or represented at the Annual Meeting will be elected. If you do not vote for a particular nominee, or you withhold authority for one or all nominees, your vote will be counted for purposes of determining whether there is a quorum, but will not count either "for" or "against" the nominee. If a director does not receive a majority of votes "for" his or her election, that director must tender a resignation from the Board. The Board will then decide whether to accept the resignation within 90 days (based on the recommendation of the Nominating and Governance Committee), and will disclose its determination and its reasoning either in a press release or an SEC filing.

(2) ***For All Other Matters.*** With respect to the proposals to amend and restate our 2003 Long-Term Incentive Plan and to ratify the appointment of Ernst & Young LLP as our auditors for the year ending December 31, 2008, the affirmative vote of a majority of shares participating in the voting is required. At present, the Board knows of no matters other than these to be presented for stockholder action at the Annual Meeting. A properly executed proxy marked "abstain" with respect to any of these matters will not be voted "for" or "against" the proposal(s), but will be counted for purposes of determining the number of votes cast. Accordingly, an abstention will have the effect of a negative vote.

Is voting confidential?

Yes. We will treat proxy cards, ballots and voting tabulations as confidential. Generally, only the inspectors of election and certain employees associated with processing proxy cards, counting the vote or administering the meeting have access to these documents.

How is the Company soliciting proxies?

We have retained The Altman Group, Inc. to assist with the solicitation of proxies. The Altman Group will receive customary fees as compensation for its services plus reimbursements for its related out-of-pocket expenses. We and the Altman Group will solicit proxies chiefly by mail and via the Internet pursuant to the e-proxy rules, but additional solicitations may be made in person, by electronic delivery, the Internet, telephone or other media. No additional compensation will be paid to our directors, officers or other employees in connection with this solicitation. We may enlist the assistance of brokerage houses, fiduciaries, custodians and other third parties in soliciting proxies. All solicitation expenses, including costs of preparing, assembling and mailing proxy material, will be borne by us.

PROPOSALS TO BE VOTED UPON

Proposal 1: Re-Election of Existing Directors.

We declassified our Board of Directors at last year's annual meeting. However, we are phasing in our annual elections so five of our directors who were elected to a three-year term in 2006 will be up for election at our 2009 annual meeting and then annually thereafter. The term of our other ten directors expires at this Annual Meeting. The Board has nominated each of the following incumbent directors to stand for re-election for a one-year term, expiring at our 2009 Annual Meeting of Stockholders and until his or her successor has been elected and qualified: Ursula M. Burns, Nancy-Ann DeParle, J. Raymond Elliott, Marye Anne Fox, Ray J. Groves, N.J. Nicholas, Jr., Pete M. Nicholas, John E. Pepper, Warren B. Rudman, and James R. Tobin.

We know of no reason why any of the nominees would be unable to serve as a director. However, should such a situation arise, the Board may designate a substitute nominee or, alternatively, reduce the number of directors to be elected. If a substitute nominee is selected, the persons named as proxies will vote for that substitute nominee. Any vacancies not filled at the Annual Meeting may be filled by the Board.

Name	
Ursula M. Burns .... Age 49 Director since 2002	Ursula M. Burns has been a Director of Boston Scientific since 2002. Ms. Burns is President of Xerox Corporation. Ms. Burns joined Xerox in 1980, subsequently advancing through several engineering and management positions. Ms. Burns served as Vice President and General Manager, Departmental Business Unit from 1997 to 1999, Senior Vice President, Worldwide Manufacturing and Supply Chain Services from 1999 to 2000, Senior Vice President, Corporate Strategic Services from 2000 to 2001, President of Document Systems and Solutions Group from 2001 to 2003 and President of Business Group Operations and Corporate Senior Vice President until her most recent appointment in April 2007. She serves on the boards of directors of Xerox Corporation, American Express Corporation, the National Association of Manufacturers, the FIRST (For Inspiration and Recognition of Science and Technology) Foundation, the National Center on Addiction and Substance Abuse at Columbia University and the National Academy Foundation and is a Trustee of the University of Rochester. Ms. Burns earned a B.S. degree from Polytechnic Institute of New York and an M.S. degree in mechanical engineering from Columbia University.

Nancy-Ann DeParle . . . . Age 51 Director since 2006	Nancy-Ann DeParle has been a Director of Boston Scientific since April 2006. Ms. DeParle is a Managing Director of CCMP Capital Advisors, LLC and an Adjunct Professor at The Wharton School of the University of Pennsylvania. She had been a Senior Advisor for JPMorgan Partners from 2000 to 2006. Previously she served as the Administrator of the Health Care Financing Administration (HCFA) (now the Centers for Medicare and Medicaid Services) from 1997 to 2000. Prior to her role at HCFA, Ms. DeParle was the Associate Director for Health and Personnel at the White House Office of Management and Budget from 1993 to 1997 and served as commissioner of the Tennessee Department of Human Services from 1987 to 1989. She also has worked as a lawyer in private practice in Nashville, Tennessee and Washington, D.C. Ms. DeParle is a director of Cerner Corporation, DaVita Inc. and Legacy Hospital Partners, Inc. She is also a trustee of the Robert Wood Johnson Foundation and serves on the Medicare Payment Advisory Commission and on the editorial board of *Health Affairs*. Ms. DeParle received a B.A. degree from the University of Tennessee, a J.D. from Harvard Law School, and B.A. and M.A. degrees in Politics and Economics from Balliol College of Oxford University, where she was a Rhodes Scholar.
J. Raymond Elliott . . . . Age 58 Director since 2007	J. Raymond Elliott became a Director of Boston Scientific in September 2007. Mr. Elliott was the Chairman of Zimmer Holdings, Inc. until November 2007 and was President and Chief Executive Officer of Zimmer Holdings, Inc. from March 2001 to May 2007. Mr. Elliott was appointed President of Zimmer, Inc. in November 1997. Mr. Elliott has more than 35 years of experience in orthopedics, medical devices and consumer products. He has served as a director on more than 20 business-related boards in the U.S., Canada, Japan and Europe and has served on six occasions as Chairman. He has served as a member of the board of directors and chair of the orthopedic sector of the Advanced Medical Technology Association (AdvaMed) and is a director of the Indiana Chamber of Commerce, the American Swiss Foundation and the Bausch & Lomb Corporation. Mr. Elliott has served as the Indiana representative on the President's State Scholars Program and as a trustee of the Orthopaedic Research and Education Foundation (OREF). He holds a bachelor's degree from the University of Western Ontario, Canada.

Marye Anne Fox . . . . Age 60 Director since 2001	Marye Anne Fox has been a Director of Boston Scientific since 2001. Dr. Fox has been Chancellor of the University of California, San Diego and Distinguished Professor of Chemistry since August 2004. Prior to that, she served as Chancellor of North Carolina State University and Distinguished University Professor of Chemistry from 1998 to 2004. From 1976 to 1998, she was a member of the faculty at the University of Texas, where she taught chemistry and held the Waggoner Regents Chair in Chemistry from 1991 to 1998. She served as the University's Vice President for Research from 1994 to 1998. Dr. Fox has served as the Co-Chair of the National Academy of Sciences' Government-University-Industry Research Roundtable and serves on President Bush's Council of Advisors on Science and Technology. She has served as the Vice Chair of the National Science Board. She also serves on the boards of a number of other scientific, technological and civic organizations, and is a member of the boards of directors of Red Hat Corp., W.R. Grace Co. and the Camille and Henry Dreyfus Foundation. She has been honored by a wide range of educational and professional organizations, and she has authored more than 350 publications, including five books. Dr. Fox holds a B.S. in Chemistry from Notre Dame College, an M.S. in Organic Chemistry from Cleveland State University, and a Ph.D. in Organic Chemistry from Dartmouth College.
Ray J. Groves . . . . Age 72 Director since 1999	Ray J. Groves has been a Director of Boston Scientific since 1999. From 2001 to 2005, Mr. Groves served in various roles at Marsh Inc., including President, Chairman and Senior Advisor, and is a former member of the board of directors of its parent company, Marsh & McLennan Companies, Inc. He served as Chairman of Legg Mason Merchant Banking, Inc. from 1995 to 2001. Mr. Groves served as Chairman and Chief Executive Officer of Ernst & Young for 17 years until his retirement in 1994. Mr. Groves currently serves as a member of the boards of directors of Electronic Data Systems Corporation, the Colorado Physicians Insurance Company, Group Ark Insurance Holdings, Ltd. and as Chairman of Calvert Street Capital Corporation. Mr. Groves is a member of the Council on Foreign Relations. He is a former member of the Board of Governors of the American Stock Exchange and the National Association of Securities Dealers. Mr. Groves is former Chairman of the board of directors of the American Institute of Certified Public Accountants. He is a member and former Chair of the board of directors of The Ohio State University Foundation and a member of the Dean's Advisory Council of the Fisher College of Business. He is a former member of the Board of Overseers of The Wharton School of the University of Pennsylvania and served as the Chairman of its Center for the Study of the Service Sector. Mr. Groves is an advisory director of the Metropolitan Opera Association and a director of the Collegiate Chorale. Mr. Groves received a B.S. degree from The Ohio State University.

N.J. Nicholas, Jr. . . . . Age 68 Director since 1994	N.J. Nicholas, Jr. has been a Director of Boston Scientific since 1994 and is a private investor. Previously, he served as President of Time, Inc. from September 1986 to May 1990 and Co-Chief Executive Officer of Time Warner, Inc. from May 1990 until February 1992. Mr. Nicholas is a director of Xerox Corporation and Time Warner Cable, Inc. He has served as a member of the President's Advisory Committee for Trade Policy and Negotiations and the President's Commission on Environmental Quality. Mr. Nicholas is Chairman of the Board of Trustees of the Environmental Defense Fund and a member of the Council on Foreign Relations. Mr. Nicholas received an A.B. degree from Princeton University and an M.B.A. degree from Harvard Business School. He is the brother of Pete M. Nicholas, Chairman of the Board.
Pete M. Nicholas . . . . Age 66 Director since 1979	Pete M. Nicholas, a co-founder of Boston Scientific, has been Chairman of the Board since 1995. He has been a Director since 1979 and served as our Chief Executive Officer from 1979 to March 1999 and as Co-Chairman of the Board from 1979 to 1995. Prior to joining Boston Scientific, he was corporate director of marketing and general manager of the Medical Products Division at Millipore Corporation, a medical device company, and served in various sales, marketing and general management positions at Eli Lilly and Company. He is currently Chairman Emeritus of the Board of Trustees of Duke University. Mr. Nicholas is a Fellow of the National Academy of Arts and Sciences and Vice Chairman of the Trust for that organization. He also serves on several for profit and not-for-profit boards including CEOs for Fundamental Change in Education and the Boys and Girls Club of Boston. After college, Mr. Nicholas served as an officer in the U.S. Navy, resigning his commission as lieutenant in 1966. Mr. Nicholas received a B.A. degree from Duke University, and an M.B.A. degree from The Wharton School of the University of Pennsylvania. He is the brother of N.J. Nicholas, Jr., one of our directors.
John E. Pepper . . . . Age 69 Director since 2003	John E. Pepper has been a Director of Boston Scientific since 2003 and he previously served as a director of Boston Scientific from November 1999 to May 2001. Mr. Pepper is a Co-Chair of the board of directors of the National Underground Railroad Freedom Center and served as its Chief Executive Officer until May 2007. Previously he served as Vice President for Finance and Administration of Yale University from January 2004 to December 2005. Prior to that, he served as Chairman of the executive committee of the board of directors of The Procter & Gamble Company until December 2003. Since 1963, he served in various positions at Procter & Gamble, including Chairman of the Board from 2000 to 2002, Chief Executive Officer and Chairman from 1995 to 1999, President from 1986 to 1995 and director since 1984. Mr. Pepper is Chairman of the board of directors of The Walt Disney Company, and is a member of the executive committee of the Cincinnati Youth Collaborative. Mr. Pepper graduated from Yale University in 1960 and holds honorary doctoral degrees from Yale University, The Ohio State University, Xavier University, University of Cincinnati, Mount St. Joseph College and St. Petersburg University (Russia).

Warren B. Rudman . . . . Age 77 Director since 1999	Senator Warren B. Rudman has been a Director of Boston Scientific since 1999. Senator Rudman is Co-Chairman of Stonebridge International, LLC and has been Of Counsel to the international law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP since January 2003. Previously, he was a partner of the firm since 1992. Prior to joining the firm, he served two terms as a U.S. Senator from New Hampshire from 1980 to 1992. He serves on the boards of directors of several funds managed by the Dreyfus Corporation. Senator Rudman is Vice Chairman of the International Advisory Board of D.B. Zwirn + Co. and a member of the External Advisory Council of BP America Inc. He is the founding co-chairman of the Concord Coalition. Senator Rudman received a B.S. from Syracuse University and an LL.B. from Boston College Law School and served in the U.S. Army during the Korean War.
James R. Tobin . . . . Age 63 Director since 1999	James R. Tobin is our President and Chief Executive Officer and also serves as a Director. Prior to joining Boston Scientific in March 1999, Mr. Tobin served as President and Chief Executive Officer of Biogen, Inc. from 1997 to 1998 and Chief Operating Officer of Biogen from 1994 to 1997. From 1972 to 1994, Mr. Tobin served in a variety of executive positions with Baxter International, including President and Chief Operating Officer from 1992 to 1994. Previously, he served at Baxter as Managing Director in Japan, Managing Director in Spain, President of Baxter's I.V. Systems Group and Executive Vice President. Mr. Tobin currently serves on the boards of directors of Curis, Inc. and Applera Corporation. Mr. Tobin holds an A.B. from Harvard College and an M.B.A. from Harvard Business School. Mr. Tobin served in the U.S. Navy from 1968 to 1972 where he achieved the rank of lieutenant.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF ALL TEN OF THESE NOMINEES FOR DIRECTOR.

The following directors hold the Company's remaining Board seats:

	Term Expires 2009 (and thereafter to be elected annually)
John E. Abele . . . . Age 71 Director since 1979	John E. Abele, our co-founder, has been a Director of Boston Scientific since 1979. Mr. Abele was our Treasurer from 1979 to 1992, our Co-Chairman from 1979 to 1995 and our Vice Chairman and Founder, Office of the Chairman from February 1995 to March 1996. Mr. Abele is also the owner of The Kingbridge Centre and Institute, a 120-room conference center in Ontario that provides special services and research to businesses, academia and government. He was President of Medi-tech, Inc. from 1970 to 1983, and prior to that served in sales, technical and general management positions for Advanced Instruments, Inc. Mr. Abele is the Chairman of the Board of the FIRST (For Inspiration and Recognition of Science and Technology) Foundation and is also a member of numerous not-for-profit boards. Mr. Abele received a B.A. degree from Amherst College.
Joel L. Fleishman . . . . Age 73 Director since 1992	Joel L. Fleishman has been a Director of Boston Scientific since 1992. He is a Professor of Law and Public Policy at Duke University where he has served in various administrative positions, including First Senior Vice President, since 1971. Mr. Fleishman is a founding member of the governing board of the Duke Center for Health Policy Research and Education and was the founding director from 1971 to 1983 of Duke University's Terry Sanford Institute of Public Policy. He is the director of the Samuel and Ronnie Heyman Center for Ethics, Public Policy and the Professions and the director of the Duke University Philanthropic Research Program. From 1993 to 2001, Mr. Fleishman took a part-time leave from Duke University to serve as President of the Atlantic Philanthropic Service Company, the U.S. program staff of Atlantic Philanthropies. Mr. Fleishman also serves as a member of the Board of Trustees of The Center for Effective Philanthropy and the Partnership for Public Service, Chairman of the Board of Trustees of the Urban Institute, Chairman of The Visiting Committee of the Kennedy School of Government, Harvard University, and as a director of Polo Ralph Lauren Corporation. Mr. Fleishman received A.B., M.A. and J.D. degrees from the University of North Carolina at Chapel Hill, and an LL.M. degree from Yale University.

Term Expires 2009 (and thereafter to be elected annually) (continued)

Kristina M. Johnson Age 50 Director since 2006	Kristina M. Johnson has been a Director of Boston Scientific since April 2006. Dr. Johnson is Provost and Senior Vice President of Academic Affairs at The Johns Hopkins University. Until September 2007, she was Dean of the Pratt School of Engineering at Duke University, a position she had held since July 1999. Previously she served as a professor in the Electrical and Computer Engineering Department, University of Colorado and director of the National Science Foundation Engineering Research Center for Optoelectronics Computing Systems at the University of Colorado, Boulder. Dr. Johnson is a co-founder of the Colorado Advanced Technology Institute Center of Excellence in Optoelectronics and serves as a director of Minerals Technologies, Inc., AES Corporation and Nortel Corporation. Dr. Johnson also serves on the board of directors of SPIE (the Society of Photo-Optical Instrumentation Engineers) and SparkIP, a privately held corporation. Dr. Johnson was a Fulbright Faculty Scholar in the Department of Electrical Engineering at the University of Edinburgh, Scotland and a NATO Post-Doctoral Fellow at Trinity College, Dublin, Ireland. Dr. Johnson received B.S., M.S. and Ph.D. degrees in electrical engineering from Stanford University.
Ernest Mario Age 69 Director since 2001	Ernest Mario has been a Director of Boston Scientific since 2001 and is currently the Chairman and Chief Executive Officer of Capnia, Inc. From 2003 to July 2007, Dr. Mario was Chairman of Reliant Pharmaceuticals. From 2003 to 2006, he was also the chief executive officer of Reliant Pharmaceuticals. Prior to joining Reliant Pharmaceuticals in April 2003, he was the Chairman of IntraBiotics Pharmaceuticals, Inc. from April 2002 to April 2003. Dr. Mario also served as Chairman and Chief Executive Officer of Apothogen, Inc., a pharmaceutical company, from January 2002 to April 2002 when Apothogen was acquired by IntraBiotics. Dr. Mario served as the Chief Executive of Glaxo Holdings plc from 1989 until March 1993 and as Deputy Chairman and Chief Executive from January 1992 until March 1993. From 1993 to 1997, Dr. Mario served as Co-Chairman and Chief Executive Officer of ALZA Corporation, a research-based pharmaceutical company with leading drug-delivery technologies, and Chairman and Chief Executive Officer from 1997 to 2001. Dr. Mario presently serves on the boards of directors of Maxygen, Inc., Pharmaceutical Product Development, Inc., Avid Radiopharmaceuticals, Inc. and Celgene Corporation. He was a Trustee of Duke University from 1988 to June 2007 and in July 2007 he retired as Chairman of the Board of the Duke University Health System which he chaired from its inception in 1996. He is a past Chairman of the American Foundation for Pharmaceutical Education and serves as an advisor to the pharmacy schools at the University of Maryland, the University of Rhode Island and The Ernest Mario School of Pharmacy at Rutgers University. Dr. Mario holds a B.S. in Pharmacy from Rutgers, and an M.S. and a Ph.D. in Physical Sciences from the University of Rhode Island.

	Term Expires 2009 (and thereafter to be elected annually) (continued)
Uwe E. Reinhardt . . . . Age 70 Director since 2002	Uwe E. Reinhardt has been a Director of Boston Scientific since 2002. Dr. Reinhardt is the James Madison Professor of Political Economy and Professor of Economics and Public Affairs at Princeton University, where he has taught since 1968. Dr. Reinhardt is a senior associate of the University of Cambridge, England and serves as a Trustee of Duke University and the Duke University Health System, H&Q Healthcare Investors, H&Q Life Sciences Investors and Hambrecht & Quist Capital Management LLC. He is also the Commissioner of the Kaiser Family Foundation Commission on Medicaid and the Uninsured and a member of the board of directors of Amerigroup Corporation and Legacy Hospital Partners, Inc. Dr. Reinhardt is also a member of the Institute of Medicine of the National Academy of Sciences. Dr. Reinhardt received a Bachelor of Commerce degree from the University of Saskatchewan, Canada and a Ph.D. in economics from Yale University.

CORPORATE GOVERNANCE

Our Board of Directors has established a Corporate Governance Manual to guide the operation and direction of the Board and its committees. The Corporate Governance Manual consists of our Corporate Governance Guidelines, charters for the standing committees of the Board and our Code of Conduct. Current copies of our Corporate Governance Guidelines, committee charters and Code of Conduct are available on our website at *www.bostonscientific.com* and may also be obtained free of charge by written request to: Investor Relations, One Boston Scientific Place, Natick, MA 01760-1537.

Director Independence

Our Corporate Governance Guidelines require that a significant majority of the Board be independent. Our common stock is listed on the New York Stock Exchange (NYSE). To be considered independent under the NYSE rules, the Board must affirmatively determine that a director does not have a direct or indirect material relationship with the Company. In addition, a director is not independent if:

- The director is, or has been within the last three years, an employee of the Company or if the director has an immediate family member who is, or has been within the last three years, an executive officer of the Company.
- The director has received, or has an immediate family member who has received, during any 12-month period within the last three years, more than $100,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).
- (A) The director or the director's immediate family member is a current partner of the Company's internal or external auditor; (B) the director is a current employee of the Company's external auditing firm; (C) the director has an immediate family member who is a current employee of the Company's external auditing firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or the director's immediate family member was within the last three years (but is no longer) a partner or employee of the Company's external auditing firm and personally worked on the Company's audit within that time.
- The director or the director's immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers serve or served at the same time on that other company's compensation committee.
- The director is a current employee, or the director's immediate family member is a current executive officer, of a company that has made payments to or received payments from the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

The Board also has established the following categorical standards, which can be found in our Corporate Governance Guidelines, to assist it in determining director independence in accordance with the NYSE rules:

- *Commercial Relationships.* The following commercial relationships are not considered material relationships that would impair a director's independence: (i) if a director of the Company is an executive officer or an employee of, or an immediate family member of a director is an executive officer of, another company that does business with the Company and the annual sales to, or purchases from, the Company are less than 1% of the annual revenues of such other company, and (ii) if a director of the Company is an executive officer of another company which is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other is less than 2% of the total consolidated assets of the company for which he or she serves as an executive officer.

- *Charitable Relationships.* The following charitable relationship will not be considered a material relationship that would impair a director's independence: if a director, or an immediate family member of the director, serves as an executive officer, director or trustee of a charitable organization, and the Company's discretionary charitable contributions to that charitable organization in any single fiscal year are less than 1% (or $500,000,whichever is less) of that charitable organization's annual consolidated gross revenues.
- *Personal Relationships.* The following personal relationship will not be considered to be a material relationship that would impair a director's independence: if a director, or immediate family member of the director, receives from, or provides to, the Company products or services in the ordinary course and on substantially the same terms as those prevailing at the time for comparable products or services provided to unaffiliated third parties.

For relationships not qualifying within the foregoing guidelines, the determination of whether the relationship is material, and therefore whether the director is independent, shall be made by the directors who satisfy the foregoing independence guidelines. For purposes of these guidelines, "immediate family member" has the meaning defined in the NYSE rules. The Board monitors its compliance with the NYSE requirements for director independence on an ongoing basis.

In accordance with current NYSE rules and our own categorical standards of independence, the Board of Directors has determined that the following non-employee directors are deemed "independent" and have no direct or indirect material relationship with the Company, except as a director and stockholder: Ursula M. Burns, Nancy-Ann DeParle, J. Raymond Elliott, Joel L. Fleishman, Marye Anne Fox, Ray J. Groves, Kristina M. Johnson, Ernest Mario, John E. Pepper, Uwe E. Reinhardt and Warren B. Rudman. Currently, 11 out of the 15 members of our Board are independent. The Board has determined that James R. Tobin, our President and CEO, is not independent because he is an employee of Boston Scientific; Pete Nicholas and John Abele are not independent because they were employees of Boston Scientific within the last three years, retiring in May 2005; and N.J. Nicholas, Jr. is not independent because he is the brother of Pete Nicholas, who received more than $100,000 in direct compensation from Boston Scientific within the last three years. The Board reviewed Boston Scientific's relationship with Xerox Corporation (of which Ursula Burns is an executive officer), The Johns Hopkins University (of which Kristina Johnson is Provost), Duke University (at which Joel Fleishman is a professor), Princeton University (at which Uwe Reinhardt is a professor) and the University of California at San Diego (at which Marye Anne Fox is Chancellor), and in each case, determined that those relationships fall below our categorical standards for commercial relationships, were established in the ordinary course of business on an arms-length basis and are not material to Boston Scientific, those individuals or those organizations.

Nominations for Directors

Our Nominating and Governance Committee is responsible for identifying and recommending nominees for election to the Board. The Nominating and Governance Committee believes that all director nominees must, at a minimum, meet the general criteria outlined in our Corporate Governance Guidelines (which are available on our website at *www.bostonscientific.com*).

Generally, directors should be individuals who have succeeded in their particular field and who demonstrate integrity, reliability, knowledge of corporate affairs and an ability to work well with others. Directors should also satisfy at least one of the following criteria:

- Demonstrated management ability at senior levels in successful organizations;
- Current or recent employment in positions of significant responsibility and decision making;

- Expertise in leading rapidly growing multi-national organizations; or
- Current and prior experience related to anticipated board and committee responsibilities in other areas of importance to the Company.

The qualifications of candidates recommended by stockholders will be reviewed and considered by the Nominating and Governance Committee with the same degree of care and consideration as candidates for nomination to the Board submitted by Board members and our Chief Executive Officer. Under our Bylaws and SEC regulations, any stockholder proposal or director nominations for the 2009 Annual Meeting of Stockholders must be received on or before November 29, 2008 in order to be considered for inclusion in our 2009 Proxy Statement. Please address your proposal, recommendation or nomination to our Secretary at Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760-1537.

Communications with the Board

Stockholders and other interested parties who wish to communicate directly with any member of our Board of Directors, or our non-management directors as a group, may do so by writing to the Board of Directors, Boston Scientific Corporation, c/o General Counsel, One Boston Scientific Place, Natick, MA 01760-1537 or by contacting the non-management directors via email at non-managementdirectors@bsci.com. In addition, stockholders and other interested parties may contact the chairperson of each committee at the following email addresses: AuditCommittee@bsci.com, FinanceCommittee@bsci.com, NominatingandGovernanceCommittee@bsci.com, QualityCommittee@bsci.com, CompensationCommittee@bsci.com and LegalAffairsCommittee@bsci.com. The Board has authorized the office of our General Counsel to review and organize, but not screen, communications from stockholders and/or interested parties and deliver them to the Board. We do screen commercial solicitations to the Board for appropriateness.

Board Service Limitation

Without the approval of the Nominating and Governance Committee, no director may sit on more than four public company boards (including our board) and the CEO may not sit on more than one public company board (in addition to our board).

Arrangements for the Election of Directors

We do not have any current arrangements relating to the election of directors to our Board.

Separation of Chairman and Chief Executive Officer

We separate the roles of Chairman of the Board and Chief Executive Officer. Our Chairman is Pete M. Nicholas and our Chief Executive Officer is James R. Tobin.

Related Party Transactions

Our Board of Directors has adopted a written related party transaction policy to monitor transactions, arrangements or relationships in which Boston Scientific and any of the following have an interest: an executive officer or director, an immediate family member of an executive officer or director, a person or entity holding more than a 5% beneficial interest in our common stock, or any entity in which any of the foregoing persons is employed, is a principal, or has a 10% or greater beneficial ownership interest. The policy covers any related party transaction that meets the minimum threshold for disclosure under the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest).

Our General Counsel is responsible for identifying any potential related party transactions and, if he determines that the existing or proposed transaction constitutes a related party transaction under the policy, he will provide relevant details and an analysis of the related party transaction to the Audit

Committee. The General Counsel will provide an annual summary to the Audit Committee of all transactions or relationships which he considered under this policy, including those that he determined do not constitute a related party transaction. If the General Counsel has an interest in a potential related party transaction, he will provide all relevant information to our Chief Executive Officer or his designee, who will review with counsel to determine whether the proposed transaction is a related party transaction. The Chief Executive Officer or his designee will present the information to the Audit Committee that would otherwise be provided by the General Counsel. The Audit Committee reviews relevant information concerning any existing or proposed transaction contemplated by the Company with an entity that is the subject of a disclosed relationship, and approves or disapproves the transaction, with or without conditions or additional protections for the Company. Our related party transactions policy can be found in our Corporate Governance Guidelines posted on our website.

During 2007, we made payments of approximately $720,000 to Arnold & Porter LLP, a law firm of which the brother of Paul W. Sandman, our General Counsel, was an equity partner until December 2007. Mr. Sandman's brother did not perform any services for us. The Audit Committee approved this relationship under our written related party transactions policy in 2007.

Several of our directors are affiliated with Duke University. Joel L. Fleishman has been employed by Duke University since 1971 and is currently a Professor of Law and Public Policy there. Ernest Mario was Chairman of the Board of the Duke University Health System until July 2007. Pete M. Nicholas received his B.A. degree from Duke University and is Chairman Emeritus of the Board of Trustees of Duke University. Uwe E. Reinhardt is a Trustee of Duke University and the Duke University Health System. Kristina M. Johnson was the Dean of the Pratt School of Engineering at Duke University until September 2007. We also conduct business in the ordinary course with the medical center and other healthcare facilities at Duke University. The Board reviewed these relationships and determined that they were established in the ordinary course of business on an arms-length basis and are not material to Boston Scientific, Duke University or the listed directors.

From time to time, our directors or executive officers may invest in venture funds in which we are also an investor. These venture funds are generally managed by unaffiliated third parties. Our decisions, and the decisions of our directors and officers, to invest in these ventures are made independently of each other.

MEETINGS AND BOARD COMMITTEES

Board Meetings

The Board met 10 times in fiscal year 2007. Each director attended at least 75% of the meetings of the Board and of the committees on which he or she served with the exception of Uwe Reinhardt and Joel Fleishman. Mr. Fleishman attended all regularly scheduled Board and committee meetings but was unable to attend four special Board and committee meetings due to prior commitments.

Executive Sessions

The non-management directors or independent directors meet in executive sessions without management directors at most of our regularly scheduled Board meetings and at such other times as they deem appropriate but, in any event, at least once annually. The chairperson of the Nominating and Governance Committee presides at executive sessions of non-management directors, and in his or her absence, the chairperson of the Audit Committee will preside, and in his or her absence, the chairperson of the Executive Compensation and Human Resources Committee will preside.

Director Attendance at Board, Board Committee and Annual Meetings

Directors are expected to prepare for and use reasonable efforts to participate in all Board meetings and meetings of the committees on which they serve. The Board and each committee will meet as frequently as necessary to properly discharge their responsibilities, provided that the full Board will meet at least four times per year. Generally, the Board meets in February, May, July, October and December. In addition, directors are expected to use reasonable efforts to attend Annual Meetings of Stockholders. Fourteen out of fourteen of our directors (Mr. Elliott did not join our Board until September 2007, after the Annual Meeting) attended last year's Annual Meeting.

Committees of the Board

Our Board of Directors has standing Audit, Executive Compensation and Human Resources, Nominating and Governance, Finance, Compliance and Quality, and Legal Affairs Committees. The charters of the standing committees of the Board are available on our website at *www.bostonscientific.com.* Our Board also establishes special committees from time to time.

Committee Independence

All of the members of the Audit Committee, Executive Compensation and Human Resources Committee, Nominating and Governance Committee, Compliance and Quality Committee, and Legal Affairs Committee are independent directors under the criteria for independence required by law, the NYSE rules and under our categorical standards of independence. A significant majority of the members of the Finance Committee are independent directors.

Membership on each committee is set forth in the following table as of March 1, 2008:

BOARD COMMITTEE MEMBERSHIP
As of March 1, 2008

Name	Audit Committee	Executive Compensation and Human Resources Committee	Nominating and Governance Committee	Finance Committee	Compliance and Quality Committee	Legal Affairs Committee
Ursula M. Burns		*		*	+	
Nancy-Ann DeParle		*			*	
J. Raymond Elliott	*			*	*	
Joel L. Fleishman	+		*		*	*
Marye Anne Fox	*			*		
Ray J. Groves		*	+			*
Kristina M. Johnson		*		*		*
Ernest Mario	*			+	*	
N.J. Nicholas, Jr.				*		
John E. Pepper			*	*		
Uwe E. Reinhardt	*		*		*	
Warren B. Rudman		+				+
James R. Tobin				*		

* Committee Member
\+ Committee Chair

Audit Committee

Our Audit Committee met 13 times during fiscal year 2007. The Board has determined that our Audit Committee is comprised exclusively of non-employee directors, all of whom meet the independence requirements of the NYSE and the SEC. The Board has also determined that each of J. Raymond Elliott, Ernest Mario and Uwe E. Reinhardt is an "audit committee financial expert" as that term is defined in the rules and regulations of the SEC for purposes of Section 407 of the Sarbanes-Oxley Act of 2002. Dr. Reinhardt is an "audit committee financial expert" by virtue of having taught financial accounting for over 30 years at Princeton University. John Pepper was a member of the Audit Committee until October 2007, when he moved to the Nominating and Governance Committee.

The primary purpose of the Audit Committee is to provide oversight to our accounting and financial reporting processes and audits of our financial statements. The Audit Committee primarily provides assistance to our Board of Directors in the areas of corporate accounting, internal control, independent audit and reporting practices, and maintains, by way of regularly scheduled meetings, a direct line of communication among our directors, management, our internal auditors and our independent auditors. The Audit Committee appoints our independent auditors, evaluates their qualifications, independence and performance, and reviews their reports and other services. In addition, the Audit Committee pre-approves audit, audit-related and non-audit services performed for us by our independent auditors and has the right to terminate our independent auditors. It is also responsible for monitoring our adherence to established legal and regulatory requirements, corporate policies, including our related party transactions policy, and compliance and integrity programs and practices. The Audit Committee is governed by a written charter approved by our Board of Directors which is subject to review on an annual basis. The Audit Committee Report can be found on page 70 of this Proxy Statement.

Executive Compensation and Human Resources Committee

Our Executive Compensation and Human Resources Committee (the Compensation Committee) met six times during fiscal year 2007. The Compensation Committee is comprised of non-employee directors, all of whom meet the independence requirements of the NYSE and the SEC. As outlined in its written charter, the Compensation Committee has the authority, among other things, to:

- Determine and approve (and make recommendations to the Board regarding) our CEO's compensation, based on the performance evaluation by and recommendations of the Chairman of the Board and the Nominating and Governance Committee;
- Review, oversee and determine the total compensation package for our other executive officers;
- Review and make recommendations to the Board regarding employment, consulting, retirement, severance and change in control agreements, indemnification agreements and other arrangements proposed for our executive officers, including conducting a periodic review to evaluate these arrangements for continuing appropriateness;
- Review and make recommendations to the Board regarding the compensation of our directors; and
- Adopt and periodically review a comprehensive statement of executive compensation philosophy, strategy and principles.

The Compensation Committee may delegate its authority and duties to subcommittees or individual members of the Compensation Committee, as it deems appropriate in accordance with applicable laws and regulations. The Compensation Committee has delegated authority to our CEO to make equity grants to new hires who are not executive officers within predetermined guidelines. These grants are reviewed by the Compensation Committee at its next regularly scheduled meeting. Our CEO makes recommendations to the Compensation Committee regarding the amount and form of compensation of our executives (other than himself), based upon their performance for the year and their achievement of the goals set at the beginning of the year. The Chairman of the Board and the Nominating and Governance Committee make recommendations to the Compensation Committee regarding the amount and form of CEO compensation, based upon his performance for the year and his achievement of the goals set at the beginning of the year. The Compensation Committee then makes a recommendation to the Board, and the independent directors of the full Board approve the CEO's compensation, in consideration of this recommendation. Our Executive Vice President of Human Resources, in consultation with our compensation consultants and the Chairman of the Board, makes recommendations to the Compensation Committee regarding director compensation. The Compensation Committee then makes a recommendation regarding director compensation for approval by the full Board of Directors.

The Compensation Committee may also retain compensation consultants to assist it in evaluating executive compensation and may retain counsel, accountants or other advisors, as it deems appropriate, at the Company's expense. The Compensation Committee engaged the compensation consulting services of Watson Wyatt and Towers Perrin in 2007. Watson Wyatt provides the Compensation Committee and management with (i) market data on Board of Directors' compensation, executive compensation and our annual Performance Incentive Plan, (ii) assistance with defining a peer group of companies, and (iii) Proxy Statement consulting services.

The Compensation Committee instructed Watson Wyatt to compare our Board of Directors and executive compensation arrangements to those of our peer companies and to advise it of any recommended revisions to those arrangements. With respect to executive compensation, the Compensation Committee instructed Watson Wyatt to conduct a detailed analysis of executive compensation relative to our revised 2007 peer group with respect to total compensation, long-term pay for performance, carried interest, and share dilution and expense. Details regarding the results of these analyses are contained in our Compensation Discussion & Analysis beginning on page 22. In addition, the Compensation Committee asked Watson Wyatt to:

- help the Company revise its peer group of companies and collect relevant market data from those companies for base salary, incentive bonus and equity award referencing purposes;
- analyze and make recommendations regarding our 2007 Performance Incentive Plan and, in doing so, to interview our executive officers, conduct market research and modeling, and benchmark our Plan against those of our peer companies;
- review the director compensation practices of our peer companies to determine the relative competitiveness of our outside director compensation program; and
- advise the Compensation Committee regarding the preparation of our Proxy Statement disclosures regarding Board and executive compensation.

Watson Wyatt attended Compensation Committee meetings throughout 2007.

Towers Perrin provided the Compensation Committee and management with benefits plan design consulting, director and executive compensation consulting, market surveys and compensation communications support. The Compensation Committee instructed Towers Perrin to review our benefits plans and specific executive compensation practices, conduct market surveys and executive interviews, compare our 2007 merit increases for our executives to market practices, and make recommendations regarding revisions to those practices. In addition, the Compensation Committee directed Towers Perrin to assist management in developing communications materials regarding our benefits and compensation arrangements. Towers Perrin did not attend any Compensation Committee meetings in 2007.

The Compensation Committee Report can be found on page 43 of this Proxy Statement.

Nominating and Governance Committee

The Nominating and Governance Committee met five times during fiscal year 2007. Mr. Pepper joined the Nominating and Governance Committee in October 2007 and Senator Rudman retired from the Nominating and Governance Committee in February 2008. The Nominating and Governance Committee is comprised of non-employee directors, all of whom meet the independence requirements of the NYSE and the SEC. As outlined in its written charter, the Nominating and Governance Committee has responsibility for recommending nominees for election and re-election to the Board, ensuring that Board nominees are qualified and consistent with our needs, monitoring significant developments in the law and practice of corporate governance for directors of public companies, recommending Board committee assignments, reviewing and recommending Board policies and procedures, monitoring compliance with our stock ownership guidelines and board service policy, and overseeing the Board and each committee of the Board in their annual performance self-evaluations. In addition, the Nominating and Governance Committee is responsible for recommending to the Board candidates for Chief Executive Officer, overseeing the annual assessment of the performance of the Chief Executive Officer and developing an ongoing succession plan for the Chief Executive Officer.

The Nominating and Governance Committee is responsible for reviewing with the Board, on an annual basis, the current size, structure and composition of the Board as a whole, and whether the Company is being well served by the directors taking into account: the directors' degree of independence; business background, including any areas of particular expertise, such as accounting or related financial management expertise, marketing or technology; record of service (for incumbent directors), including attendance record; meeting preparation; overall contribution to the Board; employment status; gender; ethnicity; age; availability for service to the Company; and anticipated needs of the Company.

Finance Committee

The Finance Committee (formerly the Finance and Strategic Investment Committee) met eight times during fiscal year 2007. The primary role of the Finance Committee is to provide a forum within the Board to review our overall financing plans and long-term strategic objectives, as well as our shorter-term acquisition and investment strategies and how these shorter-term activities fit within our overall business objectives. As outlined in its written charter, the Finance Committee is charged with providing Board oversight of our strategic planning and activities, approving strategic transactions for which the Board has delegated authority, making recommendations to the Board regarding larger transactions, and evaluating our financial strategies and policies. The Finance Committee has responsibility to review periodically with management our strategic business objectives and the manner in which transactional activity can contribute to the achievement of those objectives, and to review with management on a regular basis contemplated strategic opportunities. The Finance Committee conducts periodic reviews of completed transactions for the purposes of assessing the degree of success achieved, testing the extent to which the projections and other assumptions relied upon in approving transactions have been borne out, identifying the factors differentiating more successful transactions from less successful ones and evaluating the strategic contributions resulting from these transactions. The Finance Committee is further charged with conducting periodic reviews of our cash investments and cash management policies, debt ratings and global financing objectives and strategies, including the review and approval of certain borrowing arrangements, capital expenditures and dispositions, and activities that may impact our existing capital structure.

Compliance and Quality Committee

The Compliance and Quality Committee met five times during fiscal year 2007. The primary role of the Compliance and Quality Committee is to oversee and evaluate our compliance and quality control systems and initiatives, the systems in place to maintain, and identify deviations from, our compliance and control standards, and our efforts to meet or exceed our compliance and quality control standards. The Compliance and Quality Committee reviews and discusses with senior management the adequacy and effectiveness of our compliance and quality control systems and initiatives, and reviews periodic reports regarding any deviations from our standards. The Compliance and Quality Committee also reviews all correspondence from any external quality control inspectors, such as the FDA, and discusses with senior management our responses to those communications. In addition, the Compliance and Quality Committee monitors, with senior management, the progress of Project Horizon, our cross-functional effort to enhance our quality systems, as well as the training and education programs for our employees. The Compliance and Quality Committee recommends to the Board of Directors any actions it deems necessary or appropriate to improve the effectiveness of our compliance and quality control systems and initiatives.

Committee on Legal Affairs

In the fourth quarter of 2007, our Committee on Legal Affairs became a standing committee. Prior to becoming a standing committee, the Committee on Legal Affairs met three times during fiscal year 2007. The primary role of the Committee on Legal Affairs is to oversee and keep the Board apprised of significant legal matters facing the Company and the medical device industry, including patent litigation, product liability suits, derivative suits, securities litigation and governmental investigations or inquiries.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee during 2007 were Warren B. Rudman, Ursula M. Burns, Nancy-Ann DeParle, Ray J. Groves, and Kristina M. Johnson. None of these Compensation Committee members is or has ever been an officer or employee of the Company. To our knowledge, there were no other relationships involving members of the Compensation Committee or our other directors which require disclosure in this Proxy Statement as a Compensation Committee interlock.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

The following discussion and analysis contains statements regarding individual and company performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management's future expectations or estimates of future results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Executive Summary

The year 2007 was a year of challenges for Boston Scientific. Due to an unforeseeable shrinkage in our primary market, drug-eluting stents, and a slow down in the growth rate of our other major market, cardiac rhythm management, our corporate performance lagged our expectations and our stock price declined throughout the year. In response, we implemented numerous initiatives designed to bring our expenses in line with revenue levels, including numerous non-strategic asset divestitures and expense and headcount reduction initiatives. Our expectation is that these efforts will improve our future financial and stock price performance and ultimately enhance stockholder value.

We believe that our executive team consists of the skilled people to enable us to achieve these goals. The drug-eluting stent and cardiac rhythm management market challenges that we face are, in large part, outside of the control of our employees, including our executives. As a result, the challenge and aspiration of our Compensation Committee this year was to:

- compensate our executive officers in a manner that provided appropriate incentives for our executives to improve Company performance;
- retain those executives despite the fact that many of them have existing equity awards with little retentive value;
- retain and engage those executives in a market where they are presented with other attractive employment opportunities; and at the same time
- tie our executives' pay to actual Company performance.

Our past efforts to put a significant amount of our executives' compensation at risk by tying its future value to the future value of our stock have meant (given our recent stock price performance) that our executives have a significant number of historical equity awards with little value. In other words, those awards are truly "pay for performance" in that until our stock price improves, those prior awards will continue to be of little value to our executives.

We had not made an annual equity award to our executives since 2005, when we made a three-year equity grant (though certain of them did receive mid-year promotional awards in recognition of increased responsibilities). In February 2008, we again made an annual equity award to our executives in order to provide them with an opportunity to realize future value from that award if our stock price improves. In addition in 2007 and 2008, we have migrated our performance incentive plan to have a longer-term focus so that our employees (including our executives) are rewarded for annual performance in addition to quarterly performance, with annual performance having a heavier weighting in 2008 than individual quarterly performance. Through these and other measures, we are attempting to more closely tie our executives' compensation to our long-term corporate performance. In addition, in 2008 we made retention awards to certain of our executives (including two of our Named Executive Officers (NEOs)) to encourage them to remain with the Company for at least the next two years to help us achieve these long-term goals.

Our Executive Compensation Philosophy and Objectives

Our executive compensation philosophy is to provide our executives with appropriate and competitive individual pay opportunities with actual pay outcomes heavily influenced by the attainment of corporate and individual performance objectives. The objectives of our compensation program are to attract, retain, engage, focus and reward the best available talent to achieve performance goals aligned with our mission, quality policy and business goals. Our mission is to improve the quality of patient care and the productivity of healthcare delivery through the development and advocacy of less invasive medical devices and procedures. Our quality policy, applicable to all employees, is: "I improve the quality of patient care and all things Boston Scientific." Our business goals for 2007 included the achievement of specified sales, net income and quality targets.

How We Determine Executive Compensation

Our Compensation Committee, and in certain cases our Board of Directors, bear principal responsibility for assessing, determining and approving our executive compensation. Information about our Compensation Committee and its composition, processes and responsibilities can be found on page 19 of this Proxy Statement, under the heading "Executive Compensation and Human Resources Committee." There are three key elements to our process for setting executive compensation: (i) performance considerations and business goals; (ii) market referencing; and (iii) CEO and Compensation Committee judgment.

Performance Considerations and Business Goals

We award our executives compensation and assign them additional responsibilities as recognition for how well they perform as a team in achieving our business goals, as well as how well they achieve their individual goals. In order to determine whether our executives achieved individual and corporate goals, we conduct an annual Performance Achievement and Development Review (PADR). The PADR process is designed to guide performance discussions, set an executive's performance objectives and communicate annual achievement at the individual performance level. At the end of each year, overall performance is rated on a scale ranging from needs improvement to outstanding. These achievement indicators heavily influence the executive's compensation. For 2007, our NEO PADR ratings ranged from "achieves expectations" to "outstanding," resulting in performance incentive payments ranging from 37% to 91% of the NEOs' base salaries. Our CEO conducts each NEO's PADR. The Chairman of the Board and the Nominating and Governance Committee together conduct the CEO's PADR. The CEO communicates each NEO's PADR results (other than the CEO) to the Compensation Committee, and the Chairman of the Nominating and Governance Committee communicates the CEO's PADR results to the Compensation Committee.

Market Referencing

Peer comparison. In addition to performance considerations, we also base our compensation decisions on a review of relevant market information. The principle of market referencing means that our compensation and benefits programs are benchmarked and administered against programs available to employees in comparable roles at peer companies. To help collect market information in 2007, the Compensation Committee engaged the services of Watson Wyatt and Towers Perrin, each third party compensation consultants. Please see the discussion of the roles of and instructions given to these consultants on page 19 under the header "Executive Compensation and Human Resources Committee." The compensation consultants assisted in defining a peer group of companies and then collecting relevant market data from these companies to allow the Compensation Committee to compare base salary, incentive bonus and equity awards to those of our peers.

In 2007, Watson Wyatt worked with management to revise our peer comparison group to reduce the emphasis on pharmaceutical companies and to focus more on companies of comparable size, industry, market capitalization, performance, customer base, employee base, product offerings, mix and source of revenue and complexity of business operations. In 2007, we excluded Johnson & Johnson and Wyeth Pharmaceuticals from our peer group because of their industry and company size, and we retained certain pharmaceutical companies (such as Abbott Laboratories, Bristol-Myers Squibb, Eli Lilly and Schering-Plough) due to a lack of comparably sized U.S. medical device companies. Below are our 2006 peer group and our revised 2007 peer group:

2006 Peer Group	Revised 2007 Peer Group
Abbott Laboratories	Abbott Laboratories
Baxter Healthcare Corporation	Baxter Healthcare Corporation
Becton, Dickinson and Company	Becton, Dickinson and Company
Bristol-Myers Squibb Company	Bristol-Myers Squibb Company
Eli Lilly and Company	Covidien Ltd. (formerly Tyco Healthcare)
Johnson & Johnson	Eli Lilly and Company
Medtronic, Inc.	Hospira, Inc.
Schering-Plough Corporation	Medtronic, Inc.
St. Jude Medical, Inc.	Schering-Plough Corporation
Stryker Corporation	St. Jude Medical, Inc.
Wyeth Pharmaceuticals, Inc.	Stryker Corporation
	Thermo Fisher Scientific, Inc.
	Zimmer Holdings, Inc.

Comparable pay analytics. In addition, as it related to the Compensation Committee's determination of executive[(1)] compensation for 2007, Watson Wyatt conducted the following detailed analyses relative to the Revised 2007 Peer Group:

Analysis	Purpose and Approach	Actual Positioning
Pay for Performance	Determine the level of alignment of long-term realizable pay to company performance for Boston Scientific as well as in comparison to the peer group. Long-term realizable pay is defined as the sum of: (a) the intrinsic value of stock options and stock appreciation rights, (b) the current value of any full-value share awards, and (c) any performance share/cash plan payouts, all over the past 3 years. Company performance is defined to be total return to shareholders.	• For 2004 through 2006, as compared to our peers, our below the 25th percentile total return to shareholders has led to a below the 25th percentile realizable pay for our named executives, suggesting that our executive pay is aligned with our performance.
Total Compensation Opportunity	Determine the competitiveness and appropriateness of current pay opportunity in comparison to our peer group. Total Compensation Opportunity is defined as the sum of: (a) base salary, (b) target annual incentives, (c) the grant date fair value of long-term incentive awards and (d) value of benefits and perquisites.	• Base salary and target annual incentive levels are positioned between the 25th and the 75th percentile. • Long-term incentive grants have been infrequent in recent years, resulting in a wide variation of long-term incentive values and competitive positioning for target total direct compensation opportunity. • The value of benefits and perquisites provided are generally within a competitive range of our peer group.
Carried Interest	Assess, for each individual, the appropriateness of total equity-based long-term incentive holdings (or carried interest) in comparison to our peers. Carried interest is defined as the sum of: (a) shares owned outright, (b) the intrinsic value of stock options and stock appreciation rights and (c) the current value of any probable full-value share awards, either time or performance-based.	• Overall, Watson Wyatt's findings suggest that our CEO and the other NEOs are generally below our peer group in carried interest value.

(1) Mr. Gilbert was not an NEO at the time Watson Wyatt performed these analyses. In determining his compensation, the Compensation Committee reviewed survey data, rather than the 2007 peer group, including the Radford High Technology Executive Survey, the U.S. Mercer Benchmark Executive Database and the Towers Perrin U.S. CDB General Industry Executive Database. The data used for determining Mr. Gilbert's compensation represented size-adjusted, industry-specific benchmarks.

With respect to our equity incentive plans, Watson Wyatt also reviewed pre-tax plan expense and dilution to ensure that the program as a whole was competitive in comparison to our peer group.

Towers Perrin also assisted us with comparable pay analytics by providing information from its data bank on competitive levels of executive compensation. Based in part on this information, we targeted base salaries and executive benefits at the median, Performance Incentive Plan awards at the 75th percentile and the grant value of equity awards at the 60th percentile of our 2007 peer group. These are overall guidelines, but individual compensation pay levels may vary based on individual performance, internal pay equity considerations and other factors. For example, in the case of a new hire, our Compensation Committee also considers compensation provided by the previous employer in setting initial pay levels and in making an attractive offer of employment.

CEO and Compensation Committee Judgment

Our total compensation program is not only based on the application of Company and individual performance considerations and market referencing but also the application of CEO and Compensation Committee judgment. We do not employ a purely formulaic approach to any of our compensation plans. There are guidelines and funding formulas in place for our equity and performance incentive plans that are tied to specific financial and quality results, but there is also an individual performance factor and executive retention considerations that permit discretion to adjust formula-driven awards based on those considerations. As part of our Performance Incentive Plan, while the maximum funding levels are set in advance under the Plan, the Compensation Committee may adjust a maximum funded or formula incentive award downward, based on the executive's individual contribution and performance.

In making its compensation determinations, our Compensation Committee reviews and analyzes tally sheets, which provide a total of all elements of compensation for each of our executive officers. In addition, the Compensation Committee considers the economic value as well as the retentive value of prior equity grants received by our executives in determining current or future compensation, and considers each executive's compensation compared to the compensation of other executives and other employees generally. In determining the reasonableness of our executives' total compensation, the Compensation Committee reviews not only individual and Company performance compared to plan, but also the nature of each element of executive compensation provided, including salary, incentive bonus, long-term incentive compensation, accumulated realized and unrealized stock option gains, and other personal benefits, as well as the terms of executive severance, retirement and change of control arrangements.

In addition, while the Compensation Committee is solely responsible for setting the targets and approving the awards, the Compensation Committee relies on the judgment of the CEO in (i) setting executive performance objectives, (ii) evaluating the actual performance of each executive (other than the CEO) against those objectives through the PADR process and (iii) recommending appropriate salary and incentive awards (other than the CEO) to the Compensation Committee. The CEO periodically participates in Compensation Committee meetings, at the request of the Compensation Committee, in order to provide background information and explanations supporting his recommendations.

Our Elements of Total Executive Compensation

Overview of compensation. Our total compensation program consists of fixed compensation elements, such as base salary and benefits, and variable performance-based elements, such as annual and long-term incentives. Our fixed compensation elements are designed to provide a stable source of income and financial security to our executives. Our variable performance-based compensation elements are designed to reward performance at three levels: individual performance, actual Company performance compared to annual and quarterly business goals, and Company performance in terms of long-term stockholder value creation. Through these performance incentive awards, we reward the achievement of short-term goals, such as successful marketing, manufacturing and sales of products, consummation of strategic divestitures and the promotion of a culture of quality, and long-term goals, such as business growth, innovation and stock price appreciation.

Three primary elements of direct compensation. We compensate our executives principally through base salary, performance-based annual cash incentives and annual equity awards. This three-part compensation approach enables us to remain competitive with our industry peers while ensuring that our executive officers are appropriately incentivized to deliver short-term results while creating sustainable long-term stockholder value. Our Compensation Committee has chosen to put a significant portion of each executive's pay at risk, contingent upon the achievement of certain goals within our strategic plan and within targeted market positions typically established by reference to our peer group. Each element in the program has a primary role, one or more objectives and a target market position as shown in the table below:

Element	Role	Objective	Targeted Market Position	Actual 2007 Market Position for NEOs
Base Salary	Provide stable source of income	Attract and retain talent	Median	25th to 65th percentile
Performance Incentive Plan (PIP)	Reward for annual and quarterly goal achievement	Focus talent on annual and quarterly goals; reward talent	75th percentile	20th to 70th percentile
Annual Equity Incentives	Reward for long-term business building	Focus talent on long-term stockholder value creation; retain and engage talent	60th percentile	N/A*

* We did not make any annual equity grants to our NEOs for 2007 (although certain executives received equity awards during the year in light of increased responsibilities).

Of these three elements, our total executive compensation package as reflected in the Summary Compensation Table on page 44 is heavily weighted towards the variable, performance-based elements of our Performance Incentive Plan and annual equity incentives. For 2007, only 19% of the value of the total direct compensation for our NEOs as a group consisted of fixed compensation in the form of base salary, while variable (versus fixed) compensation consisted of 81% of total direct compensation. Of that 81%, 66% took the form of stock options or DSUs which are designed to reward long-term performance and 15% took the form of performance incentive awards and cash bonuses, which are designed to reward short-term performance. We feel that this mix illustrates our philosophy of structuring executive compensation to reward actual performance, with a focus on increasing long-term value.

Base Salary

Overview. In general, the Compensation Committee targets base salaries at levels consistent with the median rate paid by our peers for equivalent positions. In addition, the Compensation Committee considers our annual merit budget, each executive's current and prior year salary and each executive's actual performance compared to the goals and objectives established for that executive at the beginning of the year. NEO salaries for 2007 are reported in the Summary Compensation Table on page 44 under the Salary column.

NEOs (other than CEO). We establish base salaries for our executive officers (other than the CEO) based upon the prior year PADR performance reviews conducted by the CEO and on the CEO's recommendations as presented to the Compensation Committee for approval or modification. In February 2007, the Compensation Committee approved competitive base salary increases for our NEOs for 2007, as recommended by the CEO, as follows:

Name	2006 Base Salary*	2007 Base Salary*	% Increase	Effective Date
Paul A. LaViolette	$660,000	$725,000	9.8%	2/19/07
Sam R. Leno(1)	N/A	$600,000	N/A	6/5/07
Lawrence C. Best(2)	$660,000	$678,500	2.8%	2/19/07
Fredericus A. Colen	$500,000	$540,000	8.0%	2/19/07
James Gilbert(3)	$400,000	$420,300	5.1%	2/19/07
James Gilbert(4)	$420,300	$450,008	7.1%	5/7/07

* In 2007, we began adjusting base salaries in February of each year. The amounts listed above are amounts approved by the Compensation Committee for February 2007 through February 2008 and will differ from Base Salary amounts presented in the Summary Compensation Table, which lists amounts actually earned from January 1 through December 31, 2007.

(1) Mr. Leno joined Boston Scientific on June 5, 2007.

(2) Mr. Best retired from Boston Scientific on July 6, 2007.

(3) Mr. Gilbert received a February 2007 5.1% raise in connection with his assumption of additional responsibilities as president of our Cardiovascular business unit.

(4) Mr. Gilbert received an additional 7.1% mid-year raise in connection with his assumption of additional responsibilities within our Business Development group following the retirement of Mr. Best.

Mr. LaViolette's increase was attributable to the increased scope of responsibility of the Chief Operating Officer role after the Guidant acquisition and to Mr. LaViolette's increased responsibilities to advance our Project Horizon quality initiative and resolve the issues raised by our FDA corporate warning letter. Mr. Best's salary increase was attributable to his increased efforts towards enhancing our business development initiatives and technology pipeline. Mr. Colen's increase was attributable to his assumption of additional operations and technology responsibilities within our new cardiac rhythm management division. Mr. Gilbert's year-end increase was attributable to his assumption of additional responsibilities as president of our Cardiovascular business unit, and his mid-year increase was in recognition of his assumption of additional responsibilities within our Business Development group following the retirement of Mr. Best.

CEO. The base salary of our CEO is established by the Compensation Committee upon the recommendation of the Chairman of the Board and the Nominating and Governance Committee of the Board of Directors after consideration of the CEO's performance for the prior year. As part of its determination, the Compensation Committee reviews an assessment of the CEO's actual performance versus objectives set for the CEO at the beginning of the year, the Company's actual performance during the year, as well as market data provided by our compensation consultants. Our CEO's primary objectives for 2006 were to resolve the Company's FDA warning letters, achieve specified top and bottom line financial results for the year, increase cash flow, pay down debt, close the Guidant acquisition and begin integration efforts, increase sales of our CRM products and TAXUS® stent systems, launch specified products and focus on new product development initiatives. Our CEO's actual base salary increase for 2007 from 2006 was 4.1% and became effective in late February 2007. The limited nature of Mr. Tobin's increase was due to the Compensation Committee's determination that, although the Company had closed the Guidant transaction in April 2006 and begun integration and debt repayment efforts, the Company had not cleared all FDA warning letters or achieved specified financial results or increased cash flow for the year, TAXUS® and CRM market share lagged expectations and the launch of Endovations™ and TAXUS® Liberté™ in the U.S. had been delayed.

Name	2006 Base Salary*	2007 Base Salary*	% Increase	Effective Date
James R. Tobin	$927,000	$965,000	4.1%	2/20/07

* In 2007, we began adjusting base salaries in February of each year. The amount listed is the amount approved by the Compensation Committee for February 2007 through February 2008 and will differ from Base Salary amounts presented in the Summary Compensation Table, which lists amounts actually earned from January 1 through December 31, 2007. Base salary numbers are rounded to the nearest thousand.

Performance Incentives

Overview. Through our Performance Incentive Plan for all salaried personnel, we seek to provide pay for performance by linking incentive awards to both Company and individual performance through a range of award opportunities which depend upon the level of achievement of annual and quarterly Company objectives and individual objectives. For 2007, the Compensation Committee amended our Performance Incentive Plan to add an annual (in addition to quarterly) focus. In 2007, the Compensation Committee measured corporate achievement on both an annual and a quarterly basis against sales, net income and quality objectives established prior to the beginning of the year and each quarter to determine the size of a bonus pool. Our full year actual results were compared to the full year plan, and performance for the full year was given a 20% weighting. Our quarterly actual results were also compared to each quarter's plan, and performance for each quarter was given a 20% weighting. This compares to our 2006 practice of measuring performance on a quarterly basis only, with each quarter being given a 25% weighting. For 2008, the Compensation Committee has again amended our Performance Incentive Plan to further increase the focus on annual performance. For 2008, performance goals will be set annually and measured quarterly as opposed to our 2007 practice of setting and measuring goals quarterly. In addition, the weight of annual corporate performance for our executives will be increased from 20% to 55% while the weight of corporate performance for each calendar quarter will be decreased from 20% to 11.25%. The Compensation Committee also measures individual achievement for an executive officer at the end of the year by comparing the actual performance of the executive to the individual goals and objectives established for the executive at the beginning of or during the year.

In 2007, the relative weightings of our corporate objectives were 35% of the award based on sales, 35% based on net income (excluding certain charges described below), and 30% based on quality. The Compensation Committee believes that corporate sales and net income goals are appropriate to encourage our executives to achieve superior financial performance for the Company with the goal of generating stockholder value. The Compensation Committee believes that the corporate quality goal is appropriate in order to emphasize the Company's commitment to improving its quality systems, resolving the issues identified by the FDA in its corporate warning letter and enhancing stockholder value. The Compensation Committee believed that, for 2007, the 35% weighting for sales, 35% for net income and 30% for quality were appropriate because they emphasized in nearly equal measure the Company's top performance priorities. For purposes of our Performance Incentive Plan, "net income" is defined as GAAP net income excluding amounts related to amortization, acquisitions, divestitures, certain litigation and restructuring charges. We believe these limited exclusions are necessary because we do not, except for amortization, expect these expenses to be ongoing future operating expenses. We believe that excluding these expenses facilitates an appropriate comparison of our current operating performance to our past operating performance.

Each executive's incentive award opportunity for the year (the "target") is expressed as a percentage of base salary, based on the scope of the executive's responsibilities. The CEO's target was 100% of his base salary; the Chief Operating Officer's target was 90% of his base salary (up from 85% in 2006); and the target for all of our other executive officers was 75% of his or her base salary.

In 2007, we set our annual corporate net income, sales and quality goals at the beginning of the year and our quarterly net income, sales and quality goals each quarter prior to the start of the quarter. We determined the actual annual funding percentage of our Performance Incentive Plan at the end of the year based on actual results for the year compared to the plan. Performance for the full year was given a 20% weighting. We determined the actual quarterly funding percentage under our Performance Incentive Plan on a quarterly basis based on actual results for the prior quarter compared to that quarter's plan. Each quarterly funding percentage received a 20% weighting. The total annual funding consists of the sum of the funding for the annual measurement period and each of the quarterly measurement periods. Funding then increases on a sliding scale (up to a maximum of 120% of target for quarterly goals and 200% of target for annual goals) as higher levels of sales, net income and quality goals are met, as depicted in the tables below.

Sales and Net Income Metrics Table

Annual Measurement. For 2007, the annual sales and net income components of our corporate goals were funded at the following percentages depending on the percent of the target level of sales or net income that we achieved. For example, if we achieved 90% of our annual sales or net income goals, the performance incentive plan for annual sales or net income would fund at 50%.

Performance Level	Funding Level	Achievement
0% to 89.9%	0%	Zero
90%	**50%**	Threshold
90.1% to 99.9%	+0.5% funding for every 0.1% performance	Below Target
100%	**100%**	Target
100.1% to 109.9%	+0.5% funding for every 0.1% performance	Exceeds Target
110%	**150%**	Exceeds Target
110.1 to 119.9%	+0.5% funding for every 0.1% performance	Exceeds Target
120% and above	**200%**	Maximum

Quarterly Measurement. For the first and second quarters of 2007, the quarterly sales and net income components of our corporate goals were funded at the following percentages, depending on the percent of the target level of sales or net income that we actually achieved. For example, if we achieved 102% of our sales or net income goals on a quarterly basis, the Performance Incentive Plan for sales or net income would fund at 110%.

Performance Level	Funding Level	Achievement
0% to 89.9%	0%	Zero
90%	**50%**	Threshold
90.1% to 99.9%	+0.5% funding for every 0.1% performance	Below Target
100%	**100%**	Target
100.1% to 101.9%	+0.5% funding for every 0.1% performance	Exceeds Target
102%	**110%**	Exceeds Target
102.1 to 104.9%	+0.33% funding for every 0.1% performance	Exceeds Target
105% and above	**120%**	Maximum

For the third and fourth quarters of 2007, the quarterly sales and net income components of our corporate goals were funded at the following percentages, depending on the percent of the target level of sales or net income that we actually achieved. This mid-year adjustment was necessary because of a mid-year change we made to the quality metrics described below. For the first two quarters of 2007, we capped the maximum funding level for achievement of quality metrics at 120% of target for achievement levels above plan. In the third and fourth quarters, however, we reduced that cap to 100% so that there was no funding for quality metrics above 100%. Because of this mid-year cap to the quality metrics, we increased the maximum funding of our sales and net income metrics to 130% of target, in order to maintain an overall quarterly funding opportunity for all metrics of 120% in the aggregate for performance above plan. For the third and fourth quarters, our sales and net income funding was as follows:

Performance Level	Funding Level	Achievement
0% to 89.9%	0%	Zero
90%	**50%**	Threshold
90.1% to 99.9%	+0.5% funding for every 0.1% performance	Below Target
100%	**100%**	Target
100.1% to 101.9%	+0.75% funding for every 0.1% performance	Exceeds Target
102%	**115%**	Exceeds Target
102.1 to 104.9%	+0.5% funding for every 0.1% performance	Exceeds Target
105% and above	**130%**	Maximum

Quality Metrics Table

Annual Measurement. Our quality goals include a variety of metrics, including complaint handling, corrective actions/preventative actions (CAPA), product inquiry reports, process validation and supplier controls. The annual funding amount for quality objectives was the average score for the four quarters of quality metrics achievement.

Quarterly Measurement. For the first and second quarters of 2007, the quality component of our corporate goals was funded at the following percentages, depending on the percent of the target level of the quality objectives that we actually achieved. For example, if we achieved 85% of our quality goals on a quarterly basis, the Performance Incentive Plan for quality would fund at 100%.

Performance Level	**Funding Level**	**Achievement**
0% to 49.9%	0%	Zero
50%	**50%**	Threshold
50.1% to 84.9%	$+0.14\frac{2}{7}\%$ funding for every 0.1% performance	Below Target
85%	**100%**	Target
85.1% to 99.9%	$+0.13\frac{1}{3}\%$ funding for every 0.1% performance	Exceeds Target
100%	**120%**	Maximum

For the third and fourth quarters of 2007, the maximum funding for the quality component of our corporate goals was reduced to 100%. We reviewed our performance on quality metrics against our goals and assigned a funding score based on this assessment of our achievement level. We implemented this change mid-year in order to give management more discretion in determining the quality funding amount and to prevent funding at 100% in circumstances when achievement levels were not at 100% of target and to prevent any funding above 100%. Our Chief Operating Officer determined our quality funding percentage to be 85% for the third quarter and 95% for the fourth quarter.

Actual Corporate Goals Funding Table

The table below depicts, for 2007, our annual and quarterly Performance Incentive Plan goals, our actual performance as a percentage of plan and whether that performance met the threshold, target or maximum levels of our corporate objectives:

Period	Plan Sales ($ in millions)	Actual Sales as a % of Plan	Funding Table %	Plan Net Income* ($ in millions)	Actual Net Income* as a % of Plan	Funding Table %	Actual Quality as a % of Plan	Funding Table %	Total Corporate Funding
Q1	$2,060	100.10%	100.5% (exceeds target)	$ 234	127.34%	120.0% (maximum)	90.30%	107.07% (exceeded target)	21.86%
Q2	$2,070	98.82%	94.0% (below target)	$ 262	107.53%	120.0% (maximum)	87.96%	104.00% (exceeded target)	21.22%
Q3	$2,084	95.94%	79.5% (below target)	$ 259	104.03%	125.0% (exceeded target)	85.00%	85% (below target)	19.42%
Q4	$2,102	98.48%	92.5% (below target)	$ 269	133.02%	130.0% (maximum)	95.00%	95% (below target)	21.28%
Annual	$8,834	92.40%	62.0% (below target)	$1,262	92.12%	60.5% (below target)	97.77%	97.77% (below target)	14.44%
Total									**98.22%**

* For purposes of our Performance Incentive Plan, "net income" is defined as GAAP net income excluding amounts related to amortization, acquisitions, divestitures, certain litigation and restructuring charges. We believe these limited exclusions are necessary because we do not, except for amortization, expect these expenses to be ongoing future operating expenses. We believe that excluding these expenses facilitates an appropriate comparison of our current operating performance to our past operating performance.

For example, in the first quarter, our actual sales came in at 100.10% of plan, which on the sales and net income funding table above receives a funding level of 100.5%. Sales had a 35% weighting in the first quarter; 35% of 100.5% is 35.18%. Our net income came in at 127.34% of plan, which on the sales and net income funding table above receives a funding level of 120%. Net income had a 35% weighting in the first quarter; 35% of 120% is 42%. Quality came in at 90.30% of plan, which on the quality funding table above receives a funding level of 107.07%. Quality has a 30% weighting in the first quarter; 30% of 107.07% is 32.12%. The sum of these sales (35.18%), net income (42%) and quality (32.12%) funding levels is 109.3%, which is then multiplied by 20% to result in 21.86% for the quarterly corporate funding level for Q1.

For 2007, our actual annual corporate sales, net income and quality results fell below our target levels, but our quarterly results in most cases met the threshold, target and, in some cases, maximum target level of our corporate objectives. As a result, our Performance Incentive Plan funded corporate goals at 98.22% of target for the year (which is the sum of the annual plus each of the quarterly corporate funding amounts), before the application of the individual performance component of the plan. This is one reason the Compensation Committee has determined to give more weight to annual performance in 2008. In addition to the corporate performance incentive goals described above, at the end of the year, individual performance is also considered pursuant to the PADR process described above. An individual performance component from 0% to 200% is applied as a multiplier at the end of the year to each executive's funded award to obtain the executive's total award. Amounts actually awarded under our Performance Incentive Plan for 2007 are reflected in the Summary Compensation Table on page 44 in the column Non-Equity Incentive Plan Compensation.

NEOs (other than CEO). In 2007 performance incentive awards for our NEOs (other than our CEO) ranged from 49% of target to 122% of target based on the overall performance of the Company against annual and quarterly goals, and the individual performance of each NEO during the year. Our corporate annual and quarterly sales, net income and quality goals and our achievement as a percentage of those goals are set forth in the table above. As described above, our annual corporate sales, net income and quality results for the year fell below our target levels, but our quarterly results in most cases met the threshold, target and, in some cases, maximum target level of our corporate objectives, before the application of the individual performance component of the plan. As a result, the corporate performance aspect of our Performance Incentive Plan funded at 98.22% of target. Actual awards for our NEOs (other than our CEO) in excess of the corporate funding level of 98.22% are in recognition of significant efforts being devoted to our quality initiatives, expense and head count reduction initiatives and non-strategic divestitures, which are long-term initiatives the expected benefits of which are not reflected in our current stock price. Details regarding the individual performance incentive awards paid to our NEOs in 2007 are set forth in the table below.

Name	2007 Target Award*	2007 Actual Award	Actual as % of Target
Paul A. LaViolette	$652,500	$640,886	98%
Sam R. Leno(1)	$450,000	$530,388	118%
Lawrence C. Best(2)	$508,875	$249,909	49%
Fredericus A. Colen	$405,000	$472,101	117%
James Gilbert	$337,500	$410,703	122%

* Target award amounts are based on the base salaries approved by the Compensation Committee in February 2007 and will differ from the Base Salary amounts presented in the Summary Compensation Table, which lists amounts actually earned from January 1 through December 31, 2007.

(1) Mr. Leno's offer letter provided that he would be eligible for a full year performance incentive opportunity for 2007, even though he joined the Company mid-year.

(2) Mr. Best retired from the Company in July 2007 and, having met the retirement definition in our Performance Incentive Plan, received a prorated 2007 performance incentive award based on the number of days during 2007 that he was employed and on his individual performance rating.

Mr. LaViolette's performance incentive award was 98% of his target due primarily to his achieving expectations with respect to his efforts in positioning the Company for 2008, but recognizing at the same time that the corporate warning letter had not been resolved. Mr. Leno's performance incentive award was 118% of his target due primarily to his outstanding performance in reducing expenses and head count, amending the Company's credit facility and divesting non-strategic assets. Mr. Best's prorated performance incentive award was 49% of his target due primarily to his achieving expectations during the first half of 2007 in focusing our business development efforts on next-generation technology. Mr. Colen's performance incentive award was 117% of his target due primarily to his outstanding performance in improving quality within our cardiac rhythm management business, including the lifting of the CRM warning letter, and his efforts in improving the technology offerings within our CRM business. Mr. Gilbert's performance incentive award was 122% of his target due to his exceeding expectations with respect to the results within his Cardiovascular business unit and in connection with his efforts towards the consummation of recent divestitures of non-strategic assets and monetizing our non-strategic investment portfolio.

CEO. Our CEO's primary 2007 performance objectives were to resolve the issues identified by the FDA in its corporate warning letter, ensure that a new quality plan was in place by year end, achieve specified top and bottom line financial results, increase cash flow, transition our CRM business to new leadership, increase CRM and drug-eluting stent market share, launch certain products and product development initiatives and divest certain non-strategic businesses. In 2007, our CEO's performance incentive award fell below his targeted payout level of $965,000 because his actual performance versus those objectives fell below expectations. Mr. Tobin's performance incentive award was 75% of his target principally because even though a new quality plan had been put in place by year end, cash flow had improved, progress had been made towards certain product launches and we had completed the divestitures of our non-strategic businesses, we had not cleared our FDA corporate warning letter, we missed specified top and bottom line financial results, our CRM business had not been transitioned to new leadership by year end and our CRM and drug-eluting stent market share lagged expectations.

Name	2007 Target Award*	2007 Actual Award	Actual as % of Target
James R. Tobin	$965,000	$710,867	75%

* Target award amount is based on the base salary approved by the Compensation Committee in February 2007 and will differ from Base Salary amount presented in the Summary Compensation Table, which lists amounts actually earned from January 1 through December 31, 2007.

An individual's total performance incentive payment is ultimately determined by multiplying the employee's December 31, 2007 base salary by the employee's December 31, 2007 incentive target percentage by the percentage that 2007 corporate sales, net income and quality objectives had been reached by the individual's performance percentage (pro-rated for the number of days the NEO was employed). A calculation of each NEO's actual performance incentive award, including the corporate performance and individual performance components of the award, is included in the table below:

NEO	12/31/07 Base Salary*	x	12/31/07 Incentive Target Percentage	x	Funding	x	Proration for Days Employed	x	Individual Performance Percentage	=	Performance Incentive Award
James R. Tobin	$965,000	x	100%	x	98.22%	x	100%	x	75%	=	$710,867
Paul A. LaViolette	$725,000	x	90%	x	98.22%	x	100%	x	100%	=	$640,886
Sam R. Leno(1)	$600,000	x	75%	x	98.22%	x	100%	x	120%	=	$530,388
Lawrence C. Best(2)	$678,500	x	75%	x	98.22%	x	50%	x	100%	=	$249,909
Fredericus A. Colen(3) . . .	$540,000	x	75%	x	97.14%	x	100%	x	120%	=	$472,100
James Gilbert(4)	$450,008	x	75%	x	97.35%	x	100%		125%	=	$410,703

* Target award amounts are based on the base salaries approved by the Compensation Committee in February 2007 and will differ from Base Salary amounts presented in the Summary Compensation Table, which lists amounts actually earned from January 1 through December 31, 2007.

(1) Mr. Leno's offer letter provided that he would be eligible for a full year performance incentive opportunity for 2007 even though he joined the Company mid-year.

(2) Mr. Best retired from the Company in July 2007 and, having met the retirement definition of our Performance Incentive Plan, he received a prorated 2007 performance incentive award based on the number of days during 2007 that he was employed and his individual performance rating.

(3) Mr. Colen received a 97.14% funding level which is based on a combination of corporate funding and his CRM business unit funding.

(4) Mr. Gilbert received a 97.35% funding level which is based on a combination of corporate funding and his Cardiovascular business unit funding.

Recovery of incentive awards. Our Compensation Committee has adopted a policy regarding the recovery or adjustment of Performance Incentive Plan awards in the event relevant Company performance measures are restated in a manner that would have reduced the size of a previously granted award. Effective for compensation awards made on or after February 20, 2007 (the date the policy was adopted), to the extent permitted by governing law, the Board will seek reimbursement of incentive compensation paid to any executive officer in the event of a restatement of the Company's financial results that would have reduced the size of a previously granted award. In that event, we will seek to recover the amount of the performance incentive award paid to the executive officers which are in excess of the amounts that would have been awarded based on the restated financial results.

Annual Equity Incentives

Overview. We intend our broad-based stock option and deferred stock unit award programs to attract, retain, engage and focus key employees for the long-term. The Compensation Committee approves, upon management recommendation, non-qualified stock option and deferred stock unit awards (DSUs) to eligible employees within the organization and across business units in amounts appropriate for each individual's (i) level of responsibility, (ii) ability to affect the achievement of overall corporate objectives, (iii) individual performance, and (iv) individual potential.

Recent changes. Since 2004, we have gradually changed the mix of these equity incentives from 100% stock options to a mix of options and DSUs. Stock options are effective in promoting stockholder alignment and in holding executives accountable for generating stockholder return while DSUs are a share-efficient means for retaining top talent and promoting a long-term share owner perspective. Together, stock options and DSUs enable us to meet our dual compensation objectives of rewarding long-term goals, such as strategic growth and business innovation, and retaining top talent even during periods of significant stock price fluctuation. We have been advised by Watson Wyatt that an increasing migration from all stock options to a mix of options and DSUs is a market competitive practice within our peer group. In 2007, based on the number of shares available for issuance under our 2003 long-term incentive plan and in order to conserve shares, we began making our awards primarily in the form of DSUs. In 2008, we made the majority of our grants to executives in the form of stock options in order to promote an alignment of interests with stockholders.

We grant stock options with an exercise price equal to the fair market value based on the closing stock price on the date of grant and they typically vest over a period of three to five years. Options are exercisable until the tenth anniversary of the date of grant or until the expiration of various limited time periods following termination of employment. Executive officers are prohibited from paying the exercise price for their options with promissory notes or other payment forms prohibited by the Sarbanes-Oxley Act of 2002. DSUs represent our commitment to issue shares to recipients after a vesting period. These awards typically vest in five equal annual installments beginning with the first anniversary of the date of grant. The slightly longer vesting period for DSUs reflects the fact that DSUs have immediate value compared to options which only have value if our stock price increases. Upon each vesting date, the vested DSUs are no longer subject to risk of forfeiture and shares of our common stock are issued to the recipient.

In 2007, we offered a stock option exchange program to our non-executive employees permitting them the ability to exchange their underwater stock options for a lesser number of DSUs with an additional vesting schedule to promote employee retention. None of our executives or NEOs were permitted to participate in the program because of our Compensation Committee's desire to keep our executives focused on improving long-term value and to maintain an alignment of interests with stockholders.

NEOs (other than CEO). We did not make annual equity awards to our NEOs for 2007 because of the Compensation Committee's determination that awards were not appropriate in light of a three-year retention equity award made to these individuals in 2005, rendering them ineligible to receive additional annual equity awards until 2008 (although certain executives did receive promotional equity awards during the year in recognition of increased responsibilities). In February 2008, our Compensation Committee determined that new 2008 annual equity awards were once again appropriate in order to put a significant portion of our executives' compensation at risk by tying its value to the Company's future stock price performance. In determining the amount of these equity awards, the Compensation Committee considered: (i) the NEO's individual performance rating; (ii) the value of the NEO's current vested and unvested equity; and (iii) the Company's attempt to target the 60th percentile of the 2007 peer group for annual equity incentives. The Compensation Committee made annual equity awards to our NEOs for 2008 in the following amounts:

Name	Number of Options(2)	Number of DSUs(2)
Paul A. LaViolette	511,364	59,904
Sam R. Leno	468,750	54,912
Lawrence C. Best(1)	0	0
Fredericus A. Colen	255,682	29,952
James Gilbert	170,455	19,968

(1) Mr. Best retired from the Company in July 2007 and, thus did not receive an annual equity award.

(2) Stock options and DSUs were granted as of February 12, 2008; stock options had an exercise price of $12.52, the closing price of our common stock on February 12, 2008.

In addition to the annual equity awards in the table above, on May 7, 2007 in connection with his assumption of additional responsibilities within our Business Development group, Mr. Gilbert was granted 38,992 DSUs, which vest in five equal annual installments beginning on the first anniversary of the date of the grant. In addition, as of his hire date of June 5, 2007, Mr. Leno was granted an option to purchase 1,500,000 shares of our common stock with an exercise price of $15.91 per share, which vests in four equal annual installments beginning on the first anniversary of his start date. Under the terms of this grant, Mr. Leno will be deemed to have met retirement eligibility (i) upon his termination from employment for any reason (other than for cause) and assuming a period of employment of at least three years or (ii) upon his involuntary termination of employment for any reason (other than for cause) before completing a three year period of employment. In addition, as of June 5, 2007, Mr. Leno was granted 500,000 DSUs which will be issued in five equal annual installments beginning on the first anniversary of his start date and subject to the same retirement eligibility criteria.

CEO. Our Compensation Committee did not award Mr. Tobin an annual equity award for 2007 or 2008 in light of a grant of time-vested and performance-based DSUs made to Mr. Tobin in February 2006. For additional information regarding this award, see footnote 11 to the Potential Payments Upon Termination or Change in Control table on page 59.

Executive Stock Ownership Guidelines. Our executive officers are required to have a significant personal investment in Boston Scientific through their ownership of our shares. The Board has adopted stock ownership guidelines for executive officers in the following amounts:

- Chief Executive Officer: 240,000 shares
- Executive Vice Presidents: 75,000 shares
- Senior Vice Presidents: 20,000 shares

Each executive officer is expected to attain his or her ownership target within five years after February 20, 2007 (the date the guidelines were adopted) or such individual becoming an executive officer, whichever is later. All of our executives either currently meet our executive stock ownership guidelines or we expect that they will meet these guidelines within five years. The Nominating and Governance Committee monitors compliance with these guidelines on an annual basis.

Director Stock Ownership Guidelines. All of our directors are required to have a significant personal investment in the Company through their ownership of our shares. As a guideline, each director should own at least 10,000 shares of our common stock within three years of his or her joining the Board. For purposes of satisfying this obligation, restricted stock, stock equivalent units or stock unit deferrals under our Deferred Compensation Plan may be included in the aggregate number of shares held by a director. All of our directors either currently meet our director stock ownership guidelines or we expect that they will meet the guidelines within three years of becoming a director. The Nominating and Governance Committee monitors compliance with these guidelines on an annual basis.

Other/Special Recognition Awards

In addition to the three primary elements of direct compensation described above, we periodically make special recognition awards in cash and/or stock in recognition of special circumstances. For example, our Compensation Committee recently approved special retention awards to certain of our executives who are critical to the organization and who the Compensation Committee wanted to encourage to remain with the Company during a challenging time. The Compensation Committee determined that these selected executives held existing equity in the Company that had minimal retentive value given the Company's stock price declines. These retention grants vest ratably over a two year period. The only NEOs among these selected executives who received a retention award on February 12, 2008 were Mr. Colen, who received 76,705 stock options with an exercise price of $12.52 per share and 26,957 DSUs, and Mr. Gilbert, who received 153,409 stock options with an exercise price of $12.52 per share.

Elements of Indirect Pay

In addition to the direct pay elements described above, we also provide our executives with indirect pay in the form of benefits.

General. Our benefits program, which is available to our NEOs, is intended to provide financial protection and security for our executives and to reward them for the total commitment we expect from them in service to the Company. Our executives' benefits program consists of three key elements: health and welfare plans based principally on a preferred provider model with the executives sharing approximately 20% of the cost; Company-paid life insurance of three times base salary (up to a $1 million benefit payable upon death); and a qualified 401(k) retirement plan with a Company match of up to 6% of base pay. Other elements include Company-paid disability benefits and the ability to participate in our Global Employee Stock Ownership Plan, which entitles employees to purchase our stock at a 15% discount. Effective July 1, 2007, the discount was reduced from 15% to 10%.

Relocation. We also have an Executive Relocation Policy for our executive officers who are requested by us to move in connection with their current job and for newly hired employees who will become executive officers of Boston Scientific and who are required to move in connection with accepting a job with us. The policy covers reasonable expenses associated with the move and certain relocation services to minimize the inconvenience of moving. We paid $861,819 to relocate Mr. Leno in 2007 under our Executive Relocation Policy ($634,038 of this amount was included in Mr. Leno's income, of which $245,306 represents a gross-up to cover related tax obligations).

Executive Allowance. Pursuant to our Executive Allowance Plan, we provide a cash allowance to eligible executives in lieu of perquisites typically provided by other companies, such as company cars, health care costs not otherwise covered or tax planning services, which we do not provide to our executives. Under this plan, our executive officers receive $25,000 per year, which is not specifically allocated to any particular item and they are entitled to spend it in their discretion.

Executive Life Insurance. We make annual payments to certain executive vice presidents equal to the premium for executive life insurance (plus a gross-up amount for tax purposes). These payments represent a buyout of a former split-dollar life insurance program, which has been closed to new participants since May 2004. Two of our NEOs received executive life insurance payments (in lieu of Company-paid life insurance) in 2007 as reflected in the Summary Compensation Table on page 44 under the column All Other Compensation.

401(k) Excess Benefit Plan. In connection with a one-time special contribution we made to our 401(k) Retirement Savings Plan for the benefit of our employees announced in September 2004, we adopted in June 2005 an Excess Benefit Plan. The Excess Benefit Plan is a non-qualified deferred compensation plan designed to provide specific supplemental benefits to those employees who would have exceeded the 2004 IRS contribution limits if the special contribution had been made to their 401(k) plan accounts. The Excess Benefit Plan was established to accept the "overflow" contributions on behalf of those employees, including our executive officers. Messrs. Leno and Gilbert were not employed by us in 2004 when the 401(k) contribution was made and so do not participate in this plan.

Airplane usage. Our CEO is permitted personal use of our corporate aircraft. Other executive officers are permitted personal use of the corporate aircraft only with the prior permission of the CEO. In 2007, the only NEOs who used the corporate aircraft for personal use were Messrs. Tobin and LaViolette. Under current IRS rules in connection with personal use of the aircraft, we impute income to the executive officer for an amount based on Standard Industry Fare Level (SIFL) rates set by the US Department of Transportation. This imputed income amount is included in an executive officer's earnings at the end of the year and reported as income to the IRS. The IRS has set limitations on the amount we can deduct when using the SIFL method to impute income to the employee for personal use of the corporate aircraft. In 2007, $312,884 of disallowed deductions were attributable to Mr. Tobin's personal use of the aircraft. There were no disallowed deductions attributed to Mr. LaViolette in 2007. We calculate disallowed deductions for tax purposes from December 1 of the previous tax year through November 30th of the current tax year. Any disallowed deduction attributed to Mr. LaViolette for his personal use of the aircraft in December 2007 will be captured in the 2008 tax year. The incremental cost of Mr. Tobin's personal use of the aircraft is reflected in the Summary Compensation Table on page 44 in the column All Other Compensation.

Tax and Accounting Considerations

Tax Considerations. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation over $1 million paid to the company's chief executive officer and the four other most highly compensated executive officers. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. Generally, we have structured performance-based components of the compensation paid to our executive officers in a manner intended to satisfy these requirements without negatively affecting our overall compensation strategy. Our 2000 and 2003 Long-Term Incentive Plans incorporate provisions intended to comply with Section 162(m) of the Code. Incentive awards under our Performance Incentive Plan are considered performance-based awards under our Long-Term Incentive Plans, which are stockholder approved plans. For this reason, annual performance incentive amounts paid to our NEOs are not subject to the 162(m) deduction limit. For 2007, the IRS Section 162(m) limit was exceeded with respect to Messrs. Tobin and LaViolette. Mr. Tobin received total compensation in excess of the individual $1 million limit equal to $31,226, resulting in an estimated incremental cost of $11,554 attributable to the lost corporate tax deduction. Mr. LaViolette received total compensation in excess of the $1 million limit equal to $136,247, resulting in an estimated incremental cost of $50,412 attributable to the lost corporate tax deduction.

We have designed our compensation programs and awards to executive officers to comply with the provisions of Section 409A of the Internal Revenue Code. For example, payments made to our executive officers under our Executive Retirement Plan are payable 181 days following the date of the executive officer's retirement. In addition, Mr. Tobin was granted an award of 250,000 DSUs that vest 50% on each of December 31, 2008 and December 31, 2009; however, we will not issue shares to Mr. Tobin until the seventh month following the cessation of his employment with the Company.

Under our Retention Agreements (described below), we will compensate an executive for any excise tax liability he or she may incur by reason of payments made under the Retention Agreement. Our compensation consultant, Watson Wyatt, performed an analysis of the benefits that would become payable to an executive officer assuming that a change in control under the Retention Agreement occurred on

December 31, 2007. Based on this analysis, Messrs. Leno and Gilbert would be assessed an excise tax liability for purposes of Section 280G of the Internal Revenue Code as a result of payments made and benefits received under the Retention Agreement. The gross-up payments necessary to cover this excise tax liability would be $3,323,642 for Mr. Leno and $1,382,423 for Mr. Gilbert.

Accounting Considerations. Beginning in July 2007, we decreased the employee discount under our Global Employee Stock Ownership Plan from 15% to 10% in part because the decreased discount will result in a decreased compensation expense.

Our Change in Control and Post-Employment Compensation Arrangements

Executive Retirement. In May 2005, we adopted an Executive Retirement Plan which covers executive officers and division presidents. The Executive Retirement Plan exists to provide a clear and consistent approach to managing executive departures with a standard mutually understood separation and post employment relationship. The plan provides retiring executive officers with a lump sum benefit of 2.5 months of salary for each completed year of service, up to a maximum of 36 months pay. Receipt of payment is conditioned upon the retiring employee's entering into a separation agreement with Boston Scientific, which includes a non-competition provision aimed at protecting the Company from the transfer of proprietary and business knowledge to competing companies. To be considered retired under the Executive Retirement Plan, an employee's age plus his or her years of service with Boston Scientific must be at least 65 years (provided that the employee is at least 55 years old and has been with Boston Scientific for at least 5 years). Mr. Leno's offer letter provides that he will be deemed to have met retirement eligibility under this Plan (i) upon his termination from employment for any reason (other than for cause) and assuming a period of employment of at least three years or (ii) upon his involuntary termination of employment for any reason (other than for cause) before completing a three year period of employment. Amounts accrued under this Plan are reflected in the Pension Benefits Table on page 50 and in the Potential Payments upon Termination or Change in Control Tables beginning on page 53.

Consulting Arrangements. In addition, the Executive Retirement Plan allows our CEO the discretion to cause Boston Scientific to enter into consulting arrangements with retiring executives. The purpose of these consulting arrangements is to ensure smooth executive transitions including prudent transfer of business knowledge as well as day to day project support, as needed. A consulting arrangement could provide for up to a $100,000 retainer for up to 50 days of specified consulting services and a $3,000 per diem fee thereafter for services actually rendered for the first year and, for future years, a $2,000 per diem fee for all services actually rendered. In 2007, we did not enter into any consulting arrangements with any of our NEOs under this Plan.

Executive Life Insurance. Following retirement or termination (other than for cause), we make payments to certain executive vice presidents equal to the premium for executive life insurance (plus a gross-up amount for tax purposes) for a period ending on the tenth anniversary of the policy initiation date or, in some circumstances, such other date as would allow the policy to become self-funding. Two of our NEOs are eligible to receive executive life payments upon retirement or termination (other than for cause), as detailed in footnote 8 to the Potential Payments upon Termination or Change in Control Tables beginning on page 59. For more information on the Executive Life Insurance plan, see the Compensation Discussion & Analysis section entitled "Elements of Indirect Pay" on page 38.

Retention Agreements. Our key executives, including our NEOs, have Retention Agreements with Boston Scientific. The purpose of the Retention Agreements is to retain key executives during a potentially critical time in the event of a sale or merger of the Company. Our intent is to keep our executives properly motivated in the event of a change in control, even if they fear that their position will be terminated after or in connection with the change in control. In addition, we have been advised by our compensation consultants that the terms of these agreements are market competitive within our peer group. In general, the Retention Agreements entitle key executives to a lump sum payment of three times the sum of (i) the executive's base salary, (ii) assumed on-plan incentive bonus (or prior year's bonus, if higher), and (iii) the annual executive allowance ($25,000), if either the executive's employment is terminated by the Company without cause or by the executive for good reason, in each event following a change in control (a "double trigger" feature). For purposes of these agreements, "cause" generally means willfully engaging in criminal or fraudulent acts or gross misconduct that is demonstrably and materially injurious to the Company. "Good reason" generally means a meaningful alteration in position or responsibilities from those in effect prior to the change in control, a reduction in annual base salary, a relocation of more than 50 miles, a failure by the Company to continue in effect any incentive plan, a failure by the Company to provide comparable benefits, or a failure by the Company to pay any amounts owed in salary, bonus or reimbursement. The executive is also entitled to continuation of health and other welfare benefits for three years. In addition, we compensate the executive for any excise tax liability he or she may incur by reason of payments made under the agreement. In exchange, the executive must enter into an agreement containing confidentiality restrictions and a three-year non-solicitation obligation. In February 2007, we amended the definition of "change in control" in these agreements to mean the actual closing of a change in control transaction, rather than stockholder approval of that transaction. For more details, please refer to the Potential Payments upon Termination or Change in Control Tables beginning on page 53.

Long-Term Incentive Plans. All equity awards granted to our executive officers, including our NEOs, under our 1992, 1995, 2000 and 2003 Long-Term Incentive Plans will become immediately exercisable in the event of a "change in control" or "Covered Transaction" as defined in those Plans. Additionally, under certain circumstances in the event of a "change in control" or Covered Transaction, equity awards granted under (i) our 1992 Long-Term Incentive Plan prior to October 31, 2001 will become immediately exercisable and the value of all outstanding stock options will be cashed out, (ii) our 1995 Long-Term Incentive Plan prior to October 31, 2001 will, unless otherwise determined by our Compensation Committee, become immediately exercisable and automatically converted into an option or other award of the surviving entity, and (iii) our 2000 Long-Term Incentive Plan prior to December 2000 will become immediately exercisable and/or converted into an option or other award of the surviving entity. We have been advised by our compensation consultants that the acceleration provisions of these plans are market competitive within our peer group. For more details, please refer to the Potential Payments upon Termination or Change in Control Tables beginning on page 53.

Performance Incentive Plan. Under our Performance Incentive Plan, applicable to all employees including our executive officers, participants whose employment ceases before the end of the year but who have otherwise met all plan eligibility requirements and who, as of the date they ceased employment with the Company, had attained the age of 50, accrued at least five years of service and whose age plus years of service equals or exceeds 62, may receive their performance incentive awards for the year on a prorated basis based on the percentage of the year the participant was employed by the Company and eligible to participate.

Employee Severance Pay Plan. All exempt employees at the director level and above, including our executive officers, are eligible for severance payments (salary and benefits continuation) equal to one month of severance pay per year of service to the Company, with a minimum benefit of 6 months pay up to a maximum of 12 months. Executives eligible for our Executive Retirement Plan are not eligible to receive this severance benefit. For more details, please refer to the Potential Payments upon Termination or Change in Control Tables beginning on page 53.

With respect to each of these post-employment compensation arrangements, the Compensation Committee determined that both the terms and the payout levels of each arrangement are appropriate to accomplish the stated objective of each arrangement. The Compensation Committee considered each of the above-described arrangements as part of the tally sheet analysis it conducted regarding all elements of compensation for each of our executive officers and determined the reasonableness of each individual element of compensation and of the executive's compensation package as a whole. The Compensation

Committee also considered the non-competition agreements, confidentiality agreements, non-solicitation agreements and releases of claims, as applicable, that the Company would receive in exchange from the executive prior to the receipt of post-employment termination benefits. In addition, the Compensation Committee feels that these arrangements are generally consistent with those arrangements being offered by our market peers. As a result, the Compensation Committee feels that the payout amounts under each arrangement are necessary to remain competitive in attracting and retaining executive talent. In 2008, the Compensation Committee has asked its compensation consultant to conduct a formal analysis of each of these arrangements for reasonableness and market competitiveness.

Our Equity Award Grant Practices

With respect to awards made after January 1, 2007, the Company makes annual equity awards in February, in order to give the Compensation Committee the benefit of a completed year of performance prior to making grants. The February meeting typically falls during the open trading window following the release of our earnings results. In the event that a February meeting does not fall within an open window period, the equity award is granted as of the first business day of the next open window period. In addition, promotion, special recognition and retention awards are granted on the first business day of the next open window period following approval by the Compensation Committee. New hire awards for non-executive officers are approved by the CEO (pursuant to applicable equity award guidelines for each job position) under the authority delegated to him by the Compensation Committee and are effective on the later of the date of hire or the CEO's approval. New hire awards for executive officers require approval of the Compensation Committee. All stock options are granted with an exercise price equal to the closing price of Company common stock on the date of grant. We have not engaged in the practice of granting discounted stock options or backdating our stock options.

COMPENSATION COMMITTEE REPORT

The Executive Compensation and Human Resources Committee of the Board of Directors of Boston Scientific has reviewed and discussed the Compensation, Discussion & Analysis contained in this Proxy Statement with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC.

THE COMPENSATION COMMITTEE

WARREN B. RUDMAN, *Chairman*
URSULA M. BURNS
NANCY-ANN DEPARLE
RAY J. GROVES
KRISTINA M. JOHNSON

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid to or earned by each of our NEOs for the fiscal year ended December 31, 2007 and December 31, 2006.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(4)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
James R. Tobin	2007	$959,805	$0	$6,104,645	$ 639,388	$710,867	$262,589	$ 334,518	$9,011,812
President and Chief Executive Officer	2006	$922,576	$0	$5,102,711	$1,398,787	$324,100	$300,570	$ 311,822	$8,360,566
Sam R. Leno . . . . Executive Vice President of Finance and Information Systems and Chief Financial Officer	2007	$345,205	$0	$ 910,381	$1,570,690	$530,388	$ 63,920	$ 893,664	$4,314,248
Lawrence C. Best	2007	$345,138	$0	$1,017,171	$1,119,831	$249,909	$ 55,352	$2,057,640	$4,845,041
Former Chief Financial Officer	2006	$660,050	$0	$ 784,098	$1,422,575	$494,400	$327,634	$ 51,026	$3,739,783
Paul A. LaViolette	2007	$716,274	$0	$ 441,931	$ 950,776	$640,886	$264,819	$ 147,035	$3,161,721
Chief Operating Officer	2006	$660,000	$0	$ 447,556	$1,431,543	$616,400	$263,334	$ 144,726	$3,563,559
Fredericus A. Colen	2007	$534,632	$0	$ 405,081	$ 683,118	$472,101	$197,773	$ 97,762	$2,390,467
Executive Vice President, Operations and Technology, CRM	2006	$488,341	$0	$ 960,206	$1,547,955	$469,500	$198,530	$ 108,772	$3,773,304
James L. Gilbert . . . . . . Executive Vice President, Strategy and Business Development	2007	$437,027	$0	$ 413,627	$ 971,574	$410,703	$ 80,064	$ 41,122	$2,354,117

(1) 2006 salaries were effective from January 2006 through mid-February 2007. In 2007, we began adjusting base salaries in February of each year. The amounts listed in this column for 2007 reflect an amount calculated by prorating 2006 salaries from January 1, 2007 through mid-February 2007 and 2007 salaries for the remainder of the year. These figures will differ from those in the Compensation Discussion & Analysis section, which lists amounts actually approved by the Compensation Committee. Mr. Leno's salary is based on his start date of June 5, 2007. Mr. Best's salary in 2007 is based on his retirement date of July 6, 2007. Mr. Gilbert's salary in 2007 is further prorated due to a mid-year increase in connection with his assumption of additional responsibilities within our Business Development group following the retirement of Mr. Best. Neither Mr. Leno nor Mr. Gilbert was a NEO in 2006.

(2) The amounts included in the "Stock Awards" column represent the compensation cost we recognized in each year for all deferred stock unit awards, as described in Statement of Financial Accounting Standards No. 123(R). For a discussion of our valuation assumptions for 2007 figures, see Note N to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007. Please see the "Grants of Plan Based Awards Table" for more information regarding the stock awards we granted in 2007. For a discussion of our valuation assumptions for 2006 figures, see Note L to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006.

(3) The amounts included in the "Option Awards" column represent the compensation cost we recognized in each year for all stock option awards pursuant to Statement of Financial Accounting Standards No. 123(R). For a discussion of the valuation assumptions for 2007 figures, see Note N to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007. Please see the "Grants of Plan Based Awards Table" for more information regarding the option awards we granted in 2007. For a discussion of our valuation assumptions for 2006 figures, see Note L to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006.

(4) We reflect our NEO's annual performance bonuses in the "Non-Equity Incentive Plan Compensation" column, which represents cash payments made in February 2008 for our NEOs' 2007 performance under the Boston Scientific 2007 Performance Incentive Plan.

(5) The amounts shown in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column reflect the change in the actuarial present value of the accumulated benefit under our Executive Retirement Plan for each fiscal year end as compared to the prior fiscal year end. Please see the "Pension Benefits Table" for more information regarding the accrued benefits for each NEO under this plan.

(6) The amounts shown for 2007 in the "All Other Compensation" column are comprised of the following components:

Name	Match 401(k) Plan(a)	Executive Allowance(b)	Personal Use of Corporate Aircraft(c)	Term Life Insurance(d)	Other Life Insurance Premium(e)	Relocation(f)	Severance Payments Upon Termination(g)	Total All Other Compensation
James R. Tobin	$13,500	$25,000	$288,098	$7,920	$ —	$ —	—	$ 334,518
Sam R. Leno	$13,500	$14,583	$ —	$3,762	$ —	$861,819		$ 893,664
Lawrence C. Best	$ 6,629	$12,500	$ —	$3,010	$ —	$ —	$2,035,501	$2,057,640
Paul A. LaViolette ...	$13,500	$25,000	$ 2,663	$1,614	$104,258	$ —	—	$ 147,035
Fredericus A. Colen ..	$13,500	$25,000	$ —	$ —	$ 59,262	$ —	—	$ 97,762
James L. Gilbert.....	$13,500	$25,000	$ —	$2,622	—	—	—	$ 41,122

(a) The amounts shown in this column represent matching contributions for each NEO under our 401(k) Retirement Savings Plan. All individual and matching contributions to the 401(k) Retirement Savings Plan are fully vested upon contribution. Mr. Best's amount was prorated because he retired from the Company on July 6, 2007.

(b) Pursuant to our Executive Allowance Plan, we provide a cash allowance to eligible executives in lieu of perquisites typically provided by other companies, such as company cars, health care costs not otherwise covered or tax planning services, which we do not provide to our executives. Under this plan, our executive officers receive $25,000 per year, which is not specifically allocated to any particular item and they are entitled to spend it in their discretion. Mr. Leno's award was prorated because he started with the Company on June 5, 2007. Mr. Best's amount was prorated because he retired from the Company on July 6, 2007. For additional information about our Executive Allowance Plan, see the Compensation Discussion & Analysis section titled "Executive Allowance" on page 38.

(c) The amounts reflected in the "Personal Use of Corporate Aircraft" column represent the incremental costs to us for Messrs. Tobin's and LaViolette's personal use of our corporate aircraft. No other NEOs used the aircraft for personal use. We calculate the incremental cost to us by dividing the number of miles the corporate aircraft has flown per month by the associated monthly variable operating costs for the corporate aircraft, including the "dead head" costs of flying the aircraft to and from locations for personal use. This dollar per mile amount is then multiplied by the number of miles flown for personal use of the aircraft during the month. Since the corporate aircraft is used predominately for business travel, we do not include the monthly fixed operating costs, such as pilot salary, general taxes and insurance, in the incremental cost calculation. Incremental cost does not include amounts attributable to the NEO for increased income taxes we incurred in 2007 as a result of disallowed deductions related to that personal use under IRS rules. For 2007, the reflected amounts exclude $312,884 of disallowed deduction attributable to Mr. Tobin for use of the aircraft by him and certain family members. There were no disallowed deductions attributed to Mr. LaViolette in 2007. We calculate disallowed deductions for tax purposes from December 1 of the previous tax year through November 30th of the current tax year. Any disallowed deduction attributed to Mr. LaViolette for his personal use of the aircraft in December 2007 will be captured in the 2008 tax year.

(d) Amounts in the "Term Life Insurance" column include premiums and the imputed income attributable to Messrs. Tobin, Leno, Best, LaViolette and Gilbert for term life insurance. For each of Messrs. Tobin, LaViolette and Gilbert, the premium paid was $960. For each of Messrs. Leno and Best, the premium paid was $560.

(e) Amounts in the "Other Life Insurance Premium" column represent amounts paid to each of the NEOs to fund premiums for universal life insurance and imputed income related to our termination of a previously established split dollar life insurance program. The amounts include a "gross-up" amount to cover related tax obligations: $37,837 for Mr. LaViolette and $26,439 for Mr. Colen.

(f) Amounts in this column represent relocation costs and a cost of living allowance paid to Mr. Leno pursuant to our Executive Relocation Policy and his offer letter. The amounts reflected include a $245,306 gross-up amount to cover tax obligations. For additional information about our Executive Relocation Policy, see the Compensation Discussion & Analysis section titled "Relocation" on page 38.

(g) The amount in the "Severance Payments Upon Termination" column represents the severance payment made to Mr. Best upon his July 6, 2007 retirement pursuant to our Executive Retirement Plan. For additional information about our Executive Retirement Plan, see the Compensation Discussion & Analysis section entitled "Change in Control and Post-Employment Compensation Arrangements" on page 40 and the Pension Benefits table on page 50.

GRANTS OF PLAN BASED AWARDS

The table below shows each grant of an award made to an NEO under any plan during the year ended December 31, 2007.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value Of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
James R. Tobin		$0	$965,000	$2,624,800	—	—	—				
Sam R. Leno		$0	$450,000	$1,224,000	—	—	—				
	6/5/07(3)							500,000			$ 7,955,000
	6/5/07(3)								1,500,000	$15.91	$10,935,000
Lawrence C. Best(4)		$0	$508,875	$1,384,140	—	—	—				
Paul A. LaViolette		$0	$652,500	$1,774,800	—	—	—				
Fredericus A. Colen		$0	$405,000	$1,101,600	—	—	—				
James L. Gilbert		$0	$337,506	$ 918,016	—	—	—				
	5/7/07(5)							38,992			$ 649,997

(1) These columns reflect threshold, target and maximum payouts under our Performance Incentive Plan for 2007. The actual amount earned by each NEO is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. Additional information about our Performance Incentive Plan is included in the Compensation Discussion & Analysis on page 29.

(2) These columns reflect the number of deferred stock units and stock options granted under our 2003 Long-Term Incentive Plan during 2007. These awards are also described in the Outstanding Equity Awards at Fiscal Year-End Table on page 47.

(3) Mr. Leno joined Boston Scientific on June 5, 2007, on which date, pursuant to his offer letter, he was awarded 500,000 deferred stock units and 1,500,000 stock options. The deferred stock units will generally vest in five equal annual installments beginning on June 5, 2008 (the first anniversary of the date of the grant). The stock options will generally vest in four equal annual installments beginning on June 5, 2008 (the first anniversary of the date of the grant). If Mr. Leno is employed by Boston Scientific until at least June 5, 2010 and thereafter leaves for any reason (other than for cause), all unvested stock options will become fully exercisable and all deferred stock units will become free of restrictions. In addition, if Mr. Leno's employment is involuntarily terminated without cause at any time, all unvested stock options will become fully exercisable and all deferred stock units will become free of restrictions. If Mr. Leno leaves Boston Scientific voluntarily before June 5, 2010, all unvested stock options and deferred stock units will be forfeited. For additional information about these grants, see the Compensation Discussion & Analysis section entitled "Annual Equity Incentives" on page 36.

(4) The amounts shown for Mr. Best are estimates based on a full year salary. Mr. Best retired from the Company on July 6, 2007 and was paid a prorated bonus of $249,909.

(5) In connection with Mr. Gilbert's mid-year assumption of additional responsibilities related to our Business Development Group following the retirement of Mr. Best, he was awarded 38,992 deferred stock units that vest in five equal annual installments beginning on May 7, 2008 (the first anniversary of the date of the grant).

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

This table shows unexercised options, stock that has not vested and equity incentive plan awards for each NEO outstanding as of December 31, 2007.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number Of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested (#)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units Or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
James R. Tobin	2,000,000			$ 17.00	3/17/09				
	180,000			$14.1563	5/9/10				
	130,000			$ 8.50	7/25/10				
	450,000			$ 6.125	12/6/10				
	90,000			$ 12.50	12/17/11				
	200,000			$ 21.78	2/25/13				
	200,000			$ 33.80	12/16/13				
	112,500	112,500(4)		$ 34.29	1/3/15				
						250,000(2)	$2,907,500		
								200,000(3)	$2,326,000
Sam R. Leno	0	1,500,000(6)		$ 15.91	6/5/17				
						500,000(7)	$5,815,000		
Lawrence C. Best* . . .	1,000,000			$18.7657	7/21/08				
	30,000			$12.4375	12/23/08				
	40,000			$ 17.875	4/19/09				
	120,000			$14.1563	5/9/10				
	120,000			$ 8.50	7/25/10				
	60,000			$ 12.50	12/17/11				
	120,000			$ 21.255	12/9/12				
	60,000			$ 34.79	12/11/13				
	60,000			$ 34.29	1/3/15				
	125,000			$ 26.89	7/1/15				
	79,800			$ 20.60	5/17/16				
Paul A. LaViolette . . .	30,000			$12.4375	12/23/08				
	80,000			$17.8750	4/19/09				
	120,000			$14.1563	5/9/10				
	120,000			$ 8.50	7/25/10				
	250,000			$ 6.125	12/6/10				
	60,000			$ 12.50	12/17/11				
	120,000			$ 21.255	12/9/12				
	75,000			$ 34.79	12/11/13				
	50,000	50,000(4)		$ 34.29	1/3/15				
	50,000	200,000(9)		$ 26.89	7/1/15				
						80,000(5)	$ 930,400		

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number Of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested (#)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units Or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Fredericus A. Colen . .	10,000			$ 7.9050	2/27/11				
	25,000			$ 8.99	7/17/11				
	28,174			$ 12.50	12/17/11				
	120,000			$ 21.255	12/9/12				
	60,000			$ 34.79	12/11/13				
	30,000	30,000(4)		$ 34.29	1/3/15				
	20,000	80,000(9)		$ 26.89	7/1/15				
	32,500	97,500(11)		$ 21.93	5/8/16				
						32,000(5)	$ 372,160		
						45,500(12)	$ 529,165		
James Gilbert	125,000	125,000(4)		$ 34.29	1/3/15				
	20,000	80,000(9)		$ 26.89	7/1/15				
	15,950	47,850(10)		$ 20.60	5/17/16				
	14,180	42,540(13)		$ 16.02	7/24/16				
						32,000(5)	$ 372,160		
						21,800(8)	$ 253,534		
						20,070(14)	$ 233,414		
						38,992(15)	$ 453,477		

* Mr. Best retired on July 6, 2007.

(1) The amounts reflected as Market Value are based on the closing price of our common stock ($11.63) on December 31, 2007, the last business day of 2007, as reported on the New York Stock Exchange.

(2) Mr. Tobin was awarded 250,000 deferred stock units, 50% of which will vest on December 31, 2008, and 50% of which will vest on December 31, 2009, contingent on his continued employment as of each of those dates. The shares will be issued to Mr. Tobin during the seventh month following cessation of his employment with us.

(3) Mr. Tobin was awarded 2,000,000 performance-based deferred stock units that will vest in equal installments on each of December 31, 2008 and December 31, 2009, provided certain performance conditions have been satisfied. In accordance with SEC rules, the number of unearned shares represents the lowest award level which has not yet been earned. The number of shares reflected in this column reflects the threshold award level since the minimum performance condition has not yet been satisfied. For a further description of this award, see footnote 11 to the Potential Payments Upon Termination or Change in Control table on page 59.

(4) These stock options vest in two equal annual installments beginning on January 3, 2008.

(5) These deferred stock units vest in four equal annual installments beginning on July 1, 2008.

(6) These stock options vest in four equal annual installments beginning on June 5, 2008.

(7) These deferred stock units vest in five equal annual installments beginning on June 5, 2008.

(8) These deferred stock units vest in four equal annual installments beginning on May 17, 2008.

(9) These stock options vest in four equal annual installments beginning on July 1, 2008.

(10) These stock options vest in three equal annual installments beginning on May 17, 2008.

(11) These stock options vest in three equal annual installments beginning on May 8, 2008.

(12) These deferred stock units vest in four equal annual installments beginning on May 8, 2008.

(13) These stock options vest in three equal annual installments beginning on July 24, 2008.

(14) These deferred stock units vest in four equal annual installments beginning on July 24, 2008.

(15) These deferred stock units vest in five equal annual installments beginning on May 7, 2008.

OPTION EXERCISES AND STOCK VESTED

This table shows options exercised and deferred stock units vested for our NEOs during the year ended December 31, 2007.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Option Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
James R. Tobin	—	—	—	—
Sam R. Leno	—	—	—	—
Lawrence C. Best*	656,000	$2,341,318	77,200	$1,197,072
Paul A. LaViolette	396,000	$1,355,459	20,000	$ 309,600
Fredericus A. Colen	—	—	8,000	$ 123,840
James Gilbert	—	—	8,000	$ 123,840

* Mr. Best retired on July 6, 2007.

PENSION BENEFITS

In May 2005, we adopted an Executive Retirement Plan which covers executive officers and division presidents. The Executive Retirement Plan exists to provide a clear and consistent approach to managing executive retirements with a standard, mutually-understood separation and post-employment relationship. The plan provides retiring executive officers with a lump sum benefit of 2.5 months of salary for each year of service, up to a maximum of 36 months pay. The amounts are payable on the 181st day following retirement. Receipt of payment is conditioned upon the retiring employees entering into a separation agreement with Boston Scientific, which would include a non-competition provision that protects the Company from the transfer of proprietary and business knowledge to competing companies. To be considered retired under the Executive Retirement Plan, an employee's age plus his or her years of service with Boston Scientific must be at least 65 years (provided that the employee is at least 55 years old and has been with Boston Scientific for at least 5 years).

For retirement-eligible participants, the present value of accrued benefits is equivalent to the value of their lump sum benefit determined under the Plan (based on the NEO's base salary and number of years of credited service). For those NEOs not yet eligible for retirement (Messrs. Leno, LaViolette, Colen and Gilbert), the amounts reflected represent their current accrued benefit based on current salary and current years of service, discounted from the earliest retirement eligibility to December 31, 2007 using a discount rate of 6.5% per annum. This valuation methodology is consistent with the methodology we use for financial accounting purposes except that executives are assumed to remain employed at Boston Scientific until their earliest retirement age under the plan (or their age on December 31, if already eligible for retirement). For financial accounting purposes, the valuation considers the probability that the executives will achieve retirement age. Pursuant to the terms of his offer letter, Mr. Leno is eligible to receive benefits under the Executive Retirement Plan after 3 years of service.

The table below shows the present value of accumulated benefits payable to each of our NEOs, including the number of years of service credited to each NEO, under our Executive Retirement Plan as of December 31, 2007.

Name	Plan Name(1)	Number of Years of Credited Service (#)(2)	Present Value of Accumulated Benefits ($)(3)(4)	Payments During Last Fiscal Year ($)
James R. Tobin	BSC Executive Retirement Plan	8.79	$1,767,157	$ 0
Sam R. Leno	BSC Executive Retirement Plan	0.58	$ 63,920	$ 0
Lawrence C. Best(4)	BSC Executive Retirement Plan	14.93	$ 0	$2,035,501
Paul A. LaViolette	BSC Executive Retirement Plan	13.96	$1,538,984	$ 0
Fredericus A. Colen	BSC Executive Retirement Plan	8.38	$ 885,212	$ 0
James Gilbert	BSC Executive Retirement Plan	3.00	$ 192,754	$ 0

(1) Participants may retire with unreduced benefits once the retirement conditions have been satisfied. Messrs. Tobin and Best have satisfied the retirement conditions under the plan. For further discussion of our Executive Retirement Plan, please see the Compensation Discussion & Analysis beginning on page 22. See also footnote (4) below regarding Mr. Best's retirement and subsequent payment under the plan.

(2) The numbers of years of credited service reflect the NEO's actual service with us. We do not credit additional years of service under the plan. Rather, the plan provides that the number of years of credited service is calculated through the NEO's last day worked. Partially completed years of service are pro-rated based on calendar days, and calculated to the second decimal point.

(3) For Messrs. Tobin and Best, the amounts reflected in this column represent the benefit the NEO has accrued based upon his salary and number of years of credited service as of December 31, 2007, or in the case of Mr. Best, as of July 6, 2007, his retirement date. The amounts attributable to Messrs. Leno, LaViolette, Colen and Gilbert in this column have been discounted from the earliest retirement eligibility date to December 31, 2007, using a discount rate of 6.5%. They are not currently entitled to receive these benefits because they have not met the threshold for retirement under this plan.

(4) Mr. Best retired from Boston Scientific on July 6, 2007 and therefore had no accumulated benefit on December 31, 2007. Pursuant to the terms of the Executive Retirement Plan, Mr. Best was paid a lump sum benefit of $2,035,501 on January 11, 2008, the 181st day following his retirement. For further discussion of our Executive Retirement Plan, please see the Compensation Discussion & Analysis beginning on page 22.

NONQUALIFIED DEFERRED COMPENSATION

In connection with a one-time contribution we made in September 2004 to our 401(k) Retirement Savings Plan for the benefit of our employees, we adopted a 401(k) Excess Benefit Plan in June 2005. The Excess Benefit Plan is a non-qualified deferred compensation plan designed to provide specific supplemental benefits to those employees who would have exceeded the 2004 IRS contribution limits if the special contribution had been made to their 401(k) plan accounts. The Excess Benefit Plan was established to accept the "overflow" contributions on behalf of those employees, including our NEOs.

Investment choices under the Excess Benefit Plan are generally identical to our 401(k) Retirement Savings Plan except that executive officers may not elect to invest in the BSC Stock Fund or the Vanguard Retirement Savings Trust. The investment elections are made by each participant and may be changed at any time. A lump sum cash payment is made to the participants within six months following retirement or termination of employment. For a further description of our 401(k) Excess Benefit Plan, see the section titled "401(k) Excess Benefit Plan" in the Compensation Discussion & Analysis beginning on page 39.

The table below shows aggregate earnings and balances for each of our NEOs under our 401(k) Excess Benefit Plan as of December 31, 2007.

Name	Executive Contributions in the Last Fiscal Year ($)	Registrant Contributions in the Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
James R. Tobin	—	—	$1,009	—	$19,755
Sam R. Leno(2)	—	—	—	—	—
Lawrence C. Best	—	—	$1,376	—	$26,912
Paul A. LaViolette	—	—	$1,376	—	$26,912
Fredericus A. Colen	—	—	$1,650	—	$16,910
James Gilbert(2)	—	—	—	—	—

(1) These amounts are not included in the Summary Compensation Table under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column since the earnings were neither above-market nor preferential.

(2) Messrs. Leno and Gilbert were not employed by us in 2004 when the one-time 401(k) contribution was made.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Executive retirement. In May 2005, we adopted an Executive Retirement Plan which covers executive officers and division presidents. The Executive Retirement Plan exists to provide a clear and consistent approach to managing executive retirements with a standard, mutually-understood separation and post-employment relationship. The Executive Retirement Plan is more fully described under the section of the Compensation, Discussion & Analysis titled "Executive Retirement" on page 40. Amounts accrued under the Executive Retirement Plan are reflected in the Summary Compensation Table on page 44 in the column Change in Pension Value and Nonqualified Deferred Compensation Earnings. We accrue amounts under the Executive Retirement Plan as described in the Pension Benefits Table on page 50 and as reflected in the Potential Payments upon Termination or Change in Control Tables beginning on page 53.

Consulting arrangements. In addition, the Executive Retirement Plan allows our CEO the discretion to cause Boston Scientific to enter into consulting arrangements with retiring executives. The purpose of these consulting arrangements is to ensure smooth executive transitions including prudent transfer of business knowledge as well as day to day project support, as needed. Consulting arrangements are more fully described under the section of Compensation, Discussion & Analysis titled "Consulting Arrangements" on page 40. In 2007, we did not enter into any consulting arrangements with any of our NEOs under this Plan.

Executive life insurance. We make annual payments to certain executive vice presidents following their retirement or termination (other than for cause) equal to the premium for executive life insurance (plus a gross-up amount for tax purposes) for a period ending on the tenth anniversary of the policy initiation date or, in some circumstances, such other date as would allow the policy to become self-funding. These payments represent a buyout of a former split-dollar life insurance program, which has been closed to new participants since May 2004. Two of our NEOs received executive life insurance payments (in lieu of Company-paid life insurance) in 2007 as reflected in the Summary Compensation Table on page 44 under the column All Other Compensation.

Retention Agreements. Our key executives, including our NEOs, have Retention Agreements with Boston Scientific. The purpose of these Retention Agreements is to retain key executives during a potentially critical time in the event of a sale or merger of the Company. Our intent is to keep our executives properly motivated in the event of a change in control, even if they fear that their employment will be terminated after or in connection with the change in control. In addition, we have been advised by our compensation consultants that the terms of these agreements are market competitive within our peer group. These agreements are more fully described under the section of Compensation, Discussion & Analysis titled "Retention Agreements" on page 40.

Long-Term Incentive Plans. All equity awards granted to our executive officers, including our NEOs, under our 1992, 1995, 2000 and 2003 Long-Term Incentive Plans will become immediately exercisable in the event of a "change in control" or "Covered Transaction" as defined in those Plans. These plans are more fully described under the section of the Compensation, Discussion & Analysis titled "Long-Term Incentive Plans" on page 41.

Performance Incentive Plan. Under our Performance Incentive Plan which is applicable to all employees, including our executive officers, participants whose employment ceases before the end of the year but who have otherwise met all plan eligibility requirements and who, as of the date they ceased employment with the Company, had reached age 50, accrued at least five years of service and whose age plus years of service equals or exceeds 62, may receive their performance incentive awards for the year on a prorated basis based on the percentage of the year the participant was employed by the Company and eligible to participate.

Employee Severance Pay Plan. All exempt employees at the director level and above, including our executive officers, are eligible for severance payments (salary and benefits continuation) equal to one month of severance pay per year of service to the Company, with a minimum benefit of 6 months pay up to a maximum of 12 months. Executives eligible for our Executive Retirement Plan are not also eligible to receive this severance benefit.

The following tables show potential payments to our NEOs under existing agreements, plans or other arrangements, for various scenarios involving a change in control or termination of employment, in each case assuming the termination date was December 31, 2007, and where applicable using the closing price of our common stock of $11.63 on that date (as reported on the NYSE).

James R. Tobin

	Termination For Cause(1)	Voluntary Termination(2)	Involuntary Termination without Cause(3)	Termination Following Change in Control(4)	Disability	Death	Retirement
PAYMENTS DUE UPON TERMINATION:							
Cash Severance							
Base Salary	$0	$ 0	$ 0	$ 2,895,000	$ 0	$ 0	$ 0
Bonus	$0	$ 0	$ 0	$ 2,895,000	$ 0	$ 0	$ 0
Pro-rata Target Bonus(5)	$0	$ 965,000	$ 965,000	$ 965,000	$ 965,000	$ 965,000	$ 965,000
Total Cash Severance	$0	$ 965,000	$ 965,000	$ 6,755,000	$ 965,000	$ 965,000	$ 965,000
Benefits & Perquisites							
Executive Retirement Plan(6)	$0	$1,767,157	$1,767,157	$ 1,767,157	$1,767,157	$1,767,157	$1,767,157
Health and Welfare Benefits(7)	$0	$ 0	$ 0	$ 39,499	$ 0	$ 0	$ 0
Post-Termination Life Insurance(7)	$0	$ 0	$ 0	$ 2,880	$ 0	$ 0	$ 0
Executive Allowance	$0	$ 0	$ 0	$ 75,000	$ 0	$ 0	$ 0
Executive Life Payment(8)	$0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Benefits & Perquisites	$0	$1,767,157	$1,767,157	$ 1,884,536	$1,767,157	$1,767,157	$1,767,157
280G Tax Gross-Up	$0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Long-Term Incentives							
Value of Accelerated Stock Options(9)	$0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Value of Accelerated Deferred Stock Units(10)	$0	$ 0	$ 0	$ 2,907,500	$2,907,500	$2,907,500	$ 0
Value of Accelerated Performance Shares(11)	$0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Value of Accelerated Equity Grants	$0	$ 0	$ 0	$ 2,907,500	$2,907,500	$2,907,500	$ 0
Total Value: All Benefits	**$0**	**$2,732,157**	**$2,732,157**	**$11,547,036**	**$5,639,657**	**$5,639,657**	**$2,732,157**

Sam R. Leno

	Termination For Cause(1)	Voluntary Termination(2)	Involuntary Termination without Cause(3)	Termination Following Change in Control(4)	Disability	Death	Retirement
PAYMENTS DUE UPON TERMINATION:							
Cash Severance							
Base Salary	$ 0	$ 0	$ 0	$ 1,800,000	$ 0	$ 0	$ 0
Bonus	$ 0	$ 0	$ 0	$ 1,350,000	$ 0	$ 0	$ 0
Pro-rata Target Bonus(5)	$ 0	$450,000	$ 450,000	$ 450,000	$ 450,000	$ 450,000	$450,000
Total Cash Severance	$ 0	$450,000	$ 450,000	$ 3,600,000	$ 450,000	$ 450,000	$450,000
Benefits & Perquisites							
Executive Retirement Plan(6)	$ 0	$ 0	$ 72,500	$ 72,500	$ 0	$ 0	$ 0
Health and Welfare Benefits(7)	$ 0	$ 0	$ 0	$ 39,499	$ 0	$ 0	$ 0
Post-Termination Life Insurance(7)	$ 0	$ 0	$ 0	$ 2,880	$ 0	$ 0	$ 0
Executive Allowance	$ 0	$ 0	$ 0	$ 75,000	$ 0	$ 0	$ 0
Executive Life Payment(8)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Benefits & Perquisites	$ 0	$ 0	$ 72,500	$ 189,879	$ 0	$ 0	$ 0
280G Tax Gross-Up	$ 0	$ 0	$ 0	$ 3,323,642	$ 0	$ 0	$ 0
Long-Term Incentives							
Value of Accelerated Stock Options(9)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Value of Accelerated Deferred Stock Units(10)	$ 0	$ 0	$5,815,000	$ 5,815,000	$5,815,000	$5,815,000	$ 0
Value of Accelerated Performance Shares(11)	$—	$ —	$ —	$ —	$ —	$ —	$ —
Total Value of Accelerated Equity Grants	$ 0	$ 0	$5,815,000	$ 5,815,000	$5,815,000	$5,815,000	$ 0
Total Value: All Benefits	**$ 0**	**$450,000**	**$6,337,500**	**$12,928,521**	**$6,265,000**	**$6,265,000**	**$450,000**

Lawrence C. Best*

	Termination For Cause(1)	Voluntary Termination(2)	Involuntary Termination without Cause(3)	Termination Following Change in Control(4)	Disability	Death	Retirement
PAYMENTS DUE UPON TERMINATION:							
Cash Severance							
Base Salary	$—	$—	$—	$—	$—	$—	$ 0
Bonus	$—	$—	$—	$—	$—	$—	$ 0
Pro-rata Target Bonus(5)	$—	$—	$—	$—	$—	$—	$ 249,909
Total Cash Severance	$—	$—	$—	$—	$—	$—	$ 249,909
Benefits & Perquisites							
Executive Retirement Plan(6)	$—	$—	$—	$—	$—	$—	$2,035,501
Health and Welfare Benefits(8)	$—	$—	$—	$—	$—	$—	$ 0
Post-Termination Life Insurance(8)	$—	$—	$—	$—	$—	$—	$ 0
Executive Allowance	$—	$—	$—	$—	$—	$—	$ 0
Executive Life Payment(9)	$—	$—	$—	$—	$—	$—	$ 0
Total Benefits & Perquisites	$—	$—	$—	$—	$—	$—	$2,035,501
280G Tax Gross-Up	$—	$—	$—	$—	$—	$—	$ 0
Long-Term Incentives							
Value of Accelerated Stock Options(10)	$—	$—	$—	$—	$—	$—	$ 0
Value of Accelerated Deferred Stock Units(11)	$—	$—	$—	$—	$—	$—	$1,042,272
Value of Accelerated Performance Shares(12)	$—	$—	$—	$—	$—	$—	$ 0
Total Value of Accelerated Equity Grants	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$1,042,272
Total Value: All Benefits	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$3,327,682**

* Amounts on this table reflect payments actually made to Mr. Best in connection with his July 6, 2007 retirement from the Company.

Paul A. LaViolette

	Termination For Cause(1)	Voluntary Termination(2)	Involuntary Termination without Cause(3)	Termination Following Change in Control(4)	Disability	Death	Retirement
PAYMENTS DUE UPON TERMINATION:							
Cash Severance							
Base Salary	$ 0	$ 0	$ 0	$2,175,000	$ 0	$ 0	$ 0
Bonus	$ 0	$ 0	$ 0	$1,957,500	$ 0	$ 0	$ 0
Pro-rata Target Bonus(5)	$ 0	$652,500	$652,500	$ 652,500	$ 652,500	$ 652,500	$ 0
Total Cash Severance	$ 0	$652,500	$652,500	$4,785,000	$ 652,500	$ 652,500	$ 0
Benefits & Perquisites							
Executive Retirement Plan(6)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Health and Welfare Benefits(8)	$ 0	$ 0	$ 0	$ 52,758	$ 0	$ 0	$ 0
Post-Termination Life Insurance(8)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Executive Allowance	$ 0	$ 0	$ 0	$ 75,000	$ 0	$ 0	$ 0
Executive Life Payment(9)	$ 0	$ 87,394	$ 87,394	$ 87,394	$ 87,394	$ 0	$ 0
Total Benefits & Perquisites	$ 0	$ 87,394	$ 87,394	$ 215,152	$ 87,394	$ 0	$ 0
280G Tax Gross-Up	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Long-Term Incentives							
Value of Accelerated Stock Options(10)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Value of Accelerated Deferred Stock Units(11)	$ 0	$ 0	$ 0	$ 930,400	$ 930,400	$ 930,400	$ 0
Value of Accelerated Performance Shares(12)	$—	$ —	$ —	$ —	$ —	$ —	$—
Total Value of Accelerated Equity Grants	$ 0	$ 0	$ 0	$ 930,400	$ 930,400	$ 930,400	$ 0
Total Value: All Benefits	**$ 0**	**$739,894**	**$739,894**	**$5,930,552**	**$1,670,294**	**$1,582,900**	**$ 0**

Fredericus A. Colen

	Termination For Cause(1)	Voluntary Termination(2)	Involuntary Termination without Cause(3)	Termination Following Change in Control(4)	Disability	Death	Retirement
PAYMENTS DUE UPON TERMINATION:							
Cash Severance							
Base Salary	$ 0	$ 0	$ 0	$1,620,000	$ 0	$ 0	$ 0
Bonus	$ 0	$ 0	$ 0	$1,408,500	$ 0	$ 0	$ 0
Pro-rata Target Bonus(5)	$ 0	$405,000	$405,000	$ 469,500	$ 405,000	$ 405,000	$ 0
Total Cash Severance	$ 0	$405,000	$405,000	$3,498,000	$ 405,000	$ 405,000	$ 0
Benefits & Perquisites							
Executive Retirement Plan(6)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Health and Welfare Benefits(8)	$ 0	$ 0	$ 0	$ 37,491	$ 0	$ 0	$ 0
Post-Termination Life Insurance(8)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Executive Allowance	$ 0	$ 0	$ 0	$ 75,000	$ 0	$ 0	$ 0
Executive Life Payment(9)	$ 0	$ 54,069	$ 54,069	$ 54,069	$ 54,069	$ 0	$ 0
Total Benefits & Perquisites	$ 0	$ 54,069	$ 54,069	$ 166,560	$ 54,069	$ 0	$ 0
280G Tax Gross-Up	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Long-Term Incentives							
Value of Accelerated Stock Options(10)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Value of Accelerated Deferred Stock Units(11)	$ 0	$ 0	$ 0	$ 901,325	$ 901,325	$ 901,325	$ 0
Value of Accelerated Performance Shares(12)	$—	$ —	$ —	$ —	$ —	$ —	$—
Total Value of Accelerated Equity Grants	$ 0	$ 0	$ 0	$ 901,325	$ 901,325	$ 901,325	$ 0
Total Value: All Benefits	**$ 0**	**$459,069**	**$459,069**	**$4,565,885**	**$1,360,394**	**$1,306,325**	**$ 0**

James Gilbert

	Termination For Cause(1)	Voluntary Termination(2)	Involuntary Termination Without Cause(3)	Termination Following Change in Control(4)	Disability	Death	Retirement
PAYMENTS DUE UPON TERMINATION:							
Cash Severance							
Base Salary	$ 0	$ 0	$ 0	$1,350,024	$ 0	$ 0	$ 0
Bonus	$ 0	$ 0	$ 0	$1,012,518	$ 0	$ 0	$ 0
Pro-rata Target Bonus(5)	$ 0	$337,506	$337,506	$ 337,506	$ 337,506	$ 337,506	$ 0
Total Cash Severance	$ 0	$337,506	$337,506	$2,700,048	$ 337,506	$ 337,506	$ 0
Benefits & Perquisites							
Executive Retirement Plan(6)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Health and Welfare Benefits(8)	$ 0	$ 0	$ 0	$ 52,758	$ 0	$ 0	$ 0
Post-Termination Life Insurance(8)	$ 0	$ 0	$ 0	$ 2,880	$ 0	$ 0	$ 0
Executive Allowance	$ 0	$ 0	$ 0	$ 75,000	$ 0	$ 0	$ 0
Executive Life Payment(9)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Benefits & Perquisites	$ 0	$ 0	$ 0	$ 130,638	$ 0	$ 0	$ 0
280G Tax Gross-Up	$ 0	$ 0	$ 0	$1,382,423	$ 0	$ 0	$ 0
Long-Term Incentives							
Value of Accelerated Stock Options(10)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Value of Accelerated Deferred Stock Units(11)	$ 0	$ 0	$ 0	$1,312,585	$1,312,585	$1,312,585	$ 0
Value of Accelerated Performance Shares(12)	$—	$ —	$ —	$ —	$ —	$ —	$—
Total Value of Accelerated Equity Grants	$ 0	$ 0	$ 0	$1,312,585	$1,312,585	$1,312,585	$ 0
Total Value: All Benefits	**$ 0**	**$337,506**	**$337,506**	**$5,525,694**	**$1,650,091**	**$1,650,091**	**$ 0**

(1) Employees, including NEOs, are not entitled to any benefits upon termination for cause. All unvested stock options and deferred stock units, as well as all vested but unexercised stock options are forfeited as of the date of termination. For a definition of cause, see the Compensation Discussion & Analysis section entitled "Retention Agreements" on page 40.

(2) Amounts in this column represent benefits payable to the NEO upon the NEO's voluntary termination on December 31, 2007 under our Performance Incentive Plan. Under this plan, if the NEO voluntarily terminated his employment prior to December 31, 2007 and was not eligible for retirement at that time, no Pro-Rata Target Bonus would be payable to the NEO. For a further description of our Performance Incentive Plan, see the Compensation Discussion & Analysis beginning on page 22.

(3) Amounts in this column represent benefits payable to the NEO upon involuntary termination by us on December 31, 2007 other than termination for cause or in connection with a change in control under our Performance Incentive Plan. Under this plan, if we involuntarily terminated the NEO's employment other than for cause or in connection with a change in control prior to December 31, 2007 and the NEO was not eligible for retirement at that time, no Pro-Rata Target Bonus would be payable to the NEO. For a further description of our Performance Incentive Plan, see the Compensation Discussion & Analysis section titled "Performance Incentives" beginning on page 29. For a definition of cause or change in control, see the Compensation Discussion & Analysis section entitled "Retention Agreements" on page 40.

(4) Amounts in this column represent benefits payable under our Retention Agreements following a termination in connection with change in control of the Company. For a further description of our Retention Agreements, see the Compensation Discussion & Analysis section titled "Retention Agreements" beginning on page 40.

(5) Amounts in the Pro-Rata Target Bonus row generally represent amounts earned and accrued under our Performance Incentive Plan. Under this plan, these amounts will be paid on a pro-rated basis through the date of termination, disability, death or retirement. For a further description of our Performance Incentive Plan, see the Compensation Discussion & Analysis section titled "Performance Incentives" beginning on page 29. Mr. Colen's Pro-Rata Target Bonus in connection with a change in control is higher than in the other termination scenarios because our Retention Agreements provide that in a change in control situation, the bonus paid is the greater of the assumed on-plan bonus or the prior year's bonus. Mr. Colen's bonus in 2006 was $469,500, while his assumed on-plan bonus is $405,000. For more information about our Retention Agreements, see the Compensation Discussion & Analysis section entitled "Retention Agreements" on page 40.

(6) Amounts in the Executive Retirement Plan row represent amounts earned under our Executive Retirement Plan, provided the NEO is eligible for benefits under the plan. For NEOs other than Mr. Leno, eligibility means that the sum of the executive officer's age and years of service must equal 65, provided the executive officer is at least 55 years old and has completed at least 5 years of service with us. Mr. Leno is eligible to receive benefits under the Executive Retirement Plan after 3 years of service, generally, and immediately if Mr. Leno is involuntarily terminated without cause or in connection with a change of control. Messrs. LaViolette, Colen and Gilbert have not yet met the eligibility thresholds for our Executive Retirement Plan, and instead are eligible to receive benefits under our Severance Pay Plan, which is available generally to all of our employees without discrimination in scope, terms or operation and, accordingly, benefits pursuant to it are not disclosed on these tables. For a further description of our Executive Retirement Plan and our Severance Pay Plan, see the Compensation Discussion & Analysis beginning on page 22.

(7) Pursuant to the terms of Mr. Leno's offer letter, he is eligible for our Executive Retirement Plan if he is involuntarily terminated without cause and therefore is not eligible for Health and Welfare benefits or Post-Termination Life Insurance in that circumstance. Messrs. LaViolette, Colen and Gilbert are eligible for Health and Welfare benefits and Post-Termination Life Insurance under our Severance Pay Plan if any of them are involuntarily terminated without cause. Our Severance Pay Plan is available generally to all of our employees without discrimination in scope, terms or operation and therefore these benefits are not disclosed on these tables.

(8) Amounts in the Executive Life Payment row represent amounts the NEO was paid in 2007 for Executive Life Insurance in lieu of Company-paid life insurance, including a "gross-up" amount to cover related tax obligations. These payments continue until the earlier of death or a specified number of years and are not presently calculable. Only Messrs. LaViolette and Colen participate in this program. The annual premium, the amount of gross-up related to tax obligations and the number of years remaining under each policy are listed below:

Name	Annual Premium	2007 Tax Gross-Up	Remaining Years under Universal Life Policy
Paul A. LaViolette	$49,557	$37,837	14
Fredericus A. Colen	$27,634	$26,435	10

(9) At December 31, 2007, the NEOs do not have any in-the-money unvested stock options.

(10) The amounts related to acceleration of deferred stock units represent the value of the number of accelerated deferred stock units held by each NEO as of December 31, 2007, calculated by multiplying the number of accelerated deferred stock units by $11.63 (the closing price of our common stock on December 31, 2007) or, in the case of Mr. Best, by $15.51 (the closing price of our common stock on July 7, 2007, his retirement date).

(11) On February 28, 2006, Mr. Tobin was awarded 2,000,000 performance-based deferred stock units, 50% of which will be issued on December 31, 2008 if our stock price reaches the prices per share set forth below, and 50% of which will be issued on December 31, 2009 if our stock price reaches the prices per share set forth below (units that do not vest on December 31, 2008 may vest on December 31, 2009 if the 2009 prices per share are reached):

Share Performance Price	% of Restrictions that Lapse	12/31/08 Measurement Date	12/31/09 Measurement Date	Total Shares Earned
$75 and above	100%	1,000,000	1,000,000	2,000,000
$60	80%	800,000	800,000	1,600,000
$50	60%	600,000	600,000	1,200,000
$40	40%	400,000	400,000	800,000
$35	20%	200,000	200,000	400,000
Below $35	0%	0	0	0

In the event of termination resulting from Mr. Tobin's Disability, Death, Involuntary Termination without Cause or Termination Following a Change in Control, the number of shares to be issued to Mr. Tobin at that time under his performance share award will be determined in accordance with the performance criteria set forth above.

EQUITY COMPENSATION PLANS

The following table summarizes information as of December 31, 2007 relating to our equity compensation plans pursuant to which grants of options, deferred stock units, restricted stock grants or other rights to acquire shares may be granted from time to time.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities) Reflected in Column(a) (c)
Equity compensation plans approved by security holders(1)	58,840,728	$12.84(2)	39,337,341
Equity compensation plans not approved by security holders(3)	0	$ 0	0
Total	58,840,728	$12.84(2)	39,337,341

(1) Amounts include outstanding options under our 1992, 1995, 2000 and 2003 Long-Term Incentive Plans and our 1992 Non-Employee Directors' Stock Option Plan. The amount in column (c) includes 16,456,346 shares available for purchase by employees under our Global Employee Stock Ownership Plan, which are not available for grant in any other form. Our 1992 Long-Term Incentive and 1992 Non-Employee Directors' Stock Option Plans expired on March 31, 2002 and our 1995 Long-Term Incentive Plan expired on May 9, 2005, after which time grants were only issued under our 2000 and 2003 Long-Term Incentive Plans. As of December 31, 2007, there were 1,878,796 shares available for issuance under our 2000 Long-Term Incentive Plan and 21,002,199 shares available for issuance under our 2003 Long-Term Incentive Plan. Amounts in column (a) also include 18,136,051 shares awarded under our 2000 and 2003 Long-Term Incentive Plans in the form of deferred stock units and restricted stock.

(2) This weighted average exercise price includes the value of outstanding deferred stock units and restricted stock.

(3) We have acquired a number of companies over the past several years. From time to time, we have assumed the acquired company's incentive plan(s), including the outstanding options and warrants, if any, granted under those plan(s). No further options are granted under the assumed plans beyond those assumed in connection with the acquisitions. Assumed options that terminate prior to expiration are not available for re-grant. As of December 31, 2007, the aggregate number of shares to be issued under the assumed plans totaled 28,036,616. The weighted average exercise price of these options is $13.97.

DIRECTOR COMPENSATION

We use a combination of cash and equity incentive compensation to compensate our non-employee directors. To determine the appropriate level of compensation, we rely on the consulting services of Watson Wyatt and publicly available data describing director compensation in peer companies. We also take into consideration the significant amount of time and dedication required by our directors to fulfill their duties on our Board and Board committees as well as the need to continue to attract highly qualified candidates to serve on our Board. In 2007, we adjusted our director compensation as follows:

Non-employee Directors. We compensate our non-employee directors (other than the Chairman of the Board) as follows:

- An annual retainer of $60,000;
- An annual grant of the number of shares of restricted stock determined by dividing $120,000 by the fair market value of our stock on the date of grant;
- An annual fee of $20,000 for the chair of each of our committees.

Employee Directors. Directors who are also employees of the Company receive no additional compensation for serving on the Board or its committees.

Chairman of the Board. Our Chairman of the Board receives an annual retainer of $210,000 and an annual grant of the number of shares of our restricted stock determined by dividing $120,000 by the fair market value of our stock at the close of market on the date of grant.

In addition, we pay or reimburse our directors for transportation, hotel, food and other incidental expenses incurred in connection with attending Board and committee meetings and participating in director education programs.

We grant restricted stock awards to our non-employee directors at no charge, but they are subject to forfeiture restrictions. The shares become free from restriction upon the expiration of each director's current term of office. The annual restricted stock awards are generally made on the date of each Annual Meeting, but if a director is elected to the Board on a date other than the Annual Meeting, a restricted stock award may be made on the date the director is first elected to the Board.

Non-employee directors may, by written election, defer receipt of all or a portion of the annual cash retainer, committee chair fees and the restricted stock award under our Deferred Compensation Program until he or she retires from our Board. Cash amounts deferred can be invested in common stock equivalents or another investment option in which we credit the amount deferred, plus accrued interest (compounded annually based upon the Moody's Composite Yield on Seasoned Corporate Bonds as reported for the month of September of each calendar year). Amounts are only payable after a director's termination of Board service, and may be either paid as a lump sum or in installments previously specified by the director at the time of election.

DIRECTOR COMPENSATION IN FISCAL 2007

The table below summarizes the compensation we paid to our non-employee directors for the year ended December 31, 2007.

Name(1)	Fees Earned or Paid in Cash ($)(3)	Stock Awards ($)(4)	Option Awards ($)(5)	All Other Compensation ($)(6)	Total ($)
John E. Abele	$ 60,000	$ 53,646	$ 0	$1,216,342	$1,329,988
Ursula M. Burns	$ 76,511	$ 76,686	$5,230	$ 0	$ 158,427
Nancy-Ann DeParle	$ 60,000	$100,358	$ 0	$ 0	$ 160,358
J. Raymond Elliott(2)	$ 19,239	$ 14,597	$ 0	$ 0	$ 33,836
Joel L. Fleishman	$ 80,000	$ 53,625	$5,230	$ 0	$ 138,855
Marye Anne Fox	$ 60,000	$ 76,686	$5,230	$ 0	$ 141,916
Ray J. Groves	$ 76,511	$152,752	$5,230	$ 0	$ 234,493
Kristina M. Johnson	$ 60,000	$ 54,016	$ 0	$ 0	$ 114,016
Ernest Mario	$ 76,511	$ 50,409	$5,230	$ 0	$ 132,150
N.J. Nicholas, Jr.	$ 60,000	$ 76,686	$5,230	$ 0	$ 141,916
Pete M. Nicholas	$210,000	$187,007	$ 0	$1,447,285	$1,844,292
John E. Pepper	$ 60,000	$ 67,752	$5,230	$ 0	$ 132,982
Uwe E. Reinhardt	$ 60,000	$ 53,625	$5,230	$ 0	$ 118,855
Warren B. Rudman	$ 93,022	$152,752	$5,230	$ 0	$ 251,004

(1) James R. Tobin, a director and our President and Chief Executive Officer, is an employee and is not included in this table. Mr. Tobin's compensation is discussed in our Compensation Discussion & Analysis beginning on page 22 and in the Summary Compensation Table beginning on page 44.

(2) Mr. Elliott was elected as a director in September 2007.

(3) The following non-employee directors elected to defer all or a portion of their 2007 annual cash retainers in the form of common stock equivalent units in accordance with our Deferred Compensation Plan available to non-employee directors:

Name	2007 Cash Deferred	Common Stock Equivalent Units
Ursula M. Burns	$76,511	5,065
J. Raymond Elliott	$19,239	1,340
Marye Anne Fox	$30,000	1,980
Ray J. Groves	$76,511	5,065
Ernest Mario	$76,511	5,065
N.J. Nicholas, Jr.	$60,000	3,960
John E. Pepper	$45,000	2,969
Warren B. Rudman	$93,022	6,170

In addition, Marye Anne Fox and John Pepper elected to defer a portion of their 2007 cash retainer under the Moody's investment option provided under the Deferred Compensation Plan.

(4) The amounts reflected in this column represent the amount of expense we recognized for each director's awards during 2007. Under our director compensation program, each non-employee director, with the exception of Mr. Elliott, was granted a restricted stock award on May 8, 2007 in the amount of shares equal to the grant date fair value of $120,000, or 7,238 shares. Mr. Elliott became a director on September 5, 2007 and received a grant of restricted stock equal to the amount of shares equal to $120,000 on that date. The restricted stock awards vest upon the expiration of each director's current term of office.

The aggregate total number of outstanding unvested restricted awards at December 31, 2007 is shown below:

Name	Grant Date	Number of Shares	Grant Date Fair Value	Vesting Date
John E. Abele	7/25/06	4,782	$ 80,000	May 2009*
	5/8/07	7,238	$120,000	May 2009*
Ursula M. Burns	5/8/07	7,238	$120,000	May 6, 2008
Nancy-Ann DeParle	7/25/06	4,782	$ 80,000	May 6, 2008
	5/8/07	7,238	$120,000	May 6, 2008
J. Raymond Elliott	9/5/07	9,160	$120,000	May 6, 2008
Joel L. Fleishman	7/25/06	4,782	$ 80,000	May 2009*
	5/8/07	7,238	$120,000	May 2009*
Marye Anne Fox	5/8/07	7,238	$120,000	May 6, 2008
Ray J. Groves	5/10/05	2,000	$ 59,500	May 6, 2008
	7/25/06	4,782	$ 80,000	May 6, 2008
	5/8/07	7,238	$120,000	May 6, 2008
Kristina M. Johnson	7/25/06	4,782	$ 80,000	May 2009*
	5/8/07	7,238	$120,000	May 2009*
Ernest Mario	7/25/06	4,782	$ 80,000	May 2009*
	5/8/07	7,238	$120,000	May 2009*
N.J. Nicholas, Jr.	5/8/07	7,238	$120,000	May 6, 2008
Pete M. Nicholas	5/10/05	3,000	$ 89,250	May 6, 2008
	7/25/06	7,173	$120,000	May 6, 2008
	5/8/07	7,238	$120,000	May 6, 2008
John E. Pepper	5/8/07	7,238	$120,000	May 6, 2008
Uwe Reinhardt	7/25/06	4,782	$ 80,000	May 2009*
	5/8/07	7,238	$120,000	May 2009*
Warren B. Rudman	5/10/05	2,000	$ 59,500	May 6, 2008
	7/25/06	4,782	$ 80,000	May 6, 2008
	5/8/07	7,238	$120,000	May 6, 2008
TOTAL		**155,683**		

*These shares of restricted stock will vest on the day of our Annual Meeting of Stockholders to be held in May 2009.

The following directors deferred receipt of these shares under and in accordance with the terms of our Deferred Compensation Plan:

Name	No. of Shares
Ursula M. Burns	7,238
Nancy-Ann DeParle	7,238
J. Raymond Elliott	9,160
Marye Anne Fox	7,238
Ray J. Groves	7,238
Kristina M. Johnson	7,238
Ernest Mario	7,238
N.J. Nicholas, Jr.	7,238
John E. Pepper	7,238
Warren B. Rudman	7,238

(5) No stock options were granted to non-employee directors in 2007. The amounts in this column reflect the expenses related to stock options granted in prior periods and recognized in our 2007 financial statements as described in Statement of Financial Accounting Standards No.123(R). For a discussion of the valuation assumptions, see Note N to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007. Aggregate total numbers of stock option awards (vested and unvested) outstanding at December 31, 2007 are shown below. Mr. Elliott joined the Board in 2007 and has not received stock options.

Name	Outstanding Stock Options
John E. Abele	2,000
Ursula M. Burns	12,000
Nancy-Ann DeParle	50,000
Joel L. Fleishman	40,000
Marye Anne Fox	16,000
Ray J. Groves	32,000
Kristina M. Johnson	55,227
Ernest Mario	5,333
N.J. Nicholas, Jr.	25,334
Pete M. Nicholas	1,247,500
John E. Pepper	8,000
Uwe Reinhardt	12,000
Warren B. Rudman	24,000
TOTAL	1,537,394

(6) The numbers reflected in this column include all other compensation received by the following directors in 2007:

Name	Annual Founder's Benefits(a)	Medical Benefits(a)	Long Term Care(a)	Charitable Donation(a)	Executive Life Insurance(b)	Other Perquisites(c)	Total
John E. Abele	$150,000	$12,779	$10,324	$1,000,000	$ 43,239	0	$1,216,342
Pete M. Nicholas	$225,000	$10,926	$14,011	$1,000,000	$166,483	$30,865	$1,447,285

(a) Amounts included in these columns reflect payments due to each of our founders following their retirement as employees in May 2005.

(b) Amounts in this column attributable to Mr. Abele include imputed income and a gross-up amount of $18,052 to cover tax obligations related to the termination of a previously established split dollar life insurance program. Amounts attributable to Mr. Nicholas include amounts to fund premiums for universal life insurance, imputed income related to the termination of a previously established split dollar life insurance program and a gross up amount of $73,942 to cover related tax obligations.

(c) This column includes amounts paid for transportation services for Mr. Nicholas.

In May 2005, Pete M. Nicholas, our co-founder and Chairman of the Board, and John E. Abele, our co-founder, retired as employees of Boston Scientific. In connection with their retirement:

- Mr. Nicholas receives an annual payment of $225,000 for life, and medical coverage under our benefit policies for as long as he remains a director or "director emeritus." We will continue to fund his existing long-term care insurance and executive life insurance. Mr. Nicholas will continue to have the use of an office at our Natick headquarters or other Boston Scientific facilities and secretarial and administrative support, on an as-needed basis. We will also make a one-time charitable donation of up to $1 million to any qualified charitable organization designated by Mr. Nicholas; and

- Mr. Abele receives an annual payment of $150,000 for life, and medical coverage under our benefit policies for as long as he remains a director or "director emeritus." We will continue to fund his existing long-term care insurance and executive life insurance. Mr. Abele will continue to have the use of an office at our Natick headquarters or other Boston Scientific facilities and secretarial and administrative support, on an as-needed basis. We will also make a one-time charitable donation of up to $1 million to any qualified charitable organization designated by Mr. Abele.

Mr. Nicholas continues to serve as Chairman of our Board of Directors and will receive the Chairman of the Board compensation as described above. Mr. Abele continues to serve on our Board of Directors and will receive the non-employee director compensation as described above.

EXECUTIVE OFFICERS

Our executive officers as of March 31, 2008

As of March 31, 2008, our executive officers were:

Name	Title
James R. Tobin	Director, President and Chief Executive Officer
Donald S. Baim	Executive Vice President and Chief Medical and Scientific Officer
Brian R. Burns	Senior Vice President, Quality
Fredericus A. Colen	Executive Vice President, Operations and Technology, CRM
Paul Donovan	Senior Vice President, Corporate Communications
James Gilbert	Executive Vice President, Strategy and Business Development
William Kucheman	Senior Vice President and Group President, Interventional Cardiology
Paul A. LaViolette	Chief Operating Officer
Sam R. Leno	Executive Vice President, Finance and Information Systems and Chief Financial Officer
William F. McConnell, Jr.	Senior Vice President, Sales, Marketing and Administration, CRM
David McFaul	Senior Vice President, International
Stephen F. Moreci	Senior Vice President and Group President, Endosurgery
Kenneth J. Pucel	Executive Vice President, Operations
Lucia L. Quinn	Executive Vice President, Human Resources

Additional information about our executive officers

In accordance with SEC rules, biographical information concerning our executive officers and their ages can be found under the caption "Directors, Executive Officers and Corporate Governance" in our 2007 Annual Report on Form 10-K for the year ended December 31, 2007.

STOCK OWNERSHIP

Stock ownership of our largest stockholders

Set forth below are stockholders known by us to beneficially own more than 5% of our common stock. In general, "beneficial ownership" includes those shares a person or entity has the power to vote or transfer, and stock options that are exercisable currently or within 60 days. Unless otherwise indicated, the persons and entities named below have sole voting and investment power over the shares listed. The table below outlines, as of February 29, 2008, the beneficial ownership of these individuals and entities. As of February 29, 2008, there were 1,494,867,717 shares of our common stock outstanding.

Name and Address	Number of Shares Beneficially Owned	Percent of Shares Outstanding
Brandes Investment Partners, LP 11988 El Camino Real, Suite 500 San Diego, CA 92130	75,927,882(1)	5.1%
Dodge + Cox 555 California Street 40th Floor San Francisco, CA 94104	79,198,502(1)	5.3%

(1) As reported to the SEC on Schedule 13G.

Stock ownership of our directors and executive officers

The following table shows, as of February 29, 2008, the amount of our common stock beneficially owned by:

(1) our directors and director nominees;

(2) our executive officers named in the Summary Compensation Table above; and

(3) all of our directors and executive officers as a group.

"Beneficial ownership" includes those shares the reporting person has the power to vote or transfer, and stock options that are exercisable currently or within 60 days. Unless otherwise indicated, the persons named below have sole voting and investment power over the shares listed.

Name	Number of Shares Beneficially Owned	Percent of Shares Outstanding
John E. Abele(1)	58,609,458	3.9%
Ursula M. Burns(2)	44,853	*
Nancy-Ann DeParle(3)	62,020	*
J. Raymond Elliott(4)	9,160	*
Joel L. Fleishman(5)	159,920	*
Marye Anne Fox(6)	46,667	*
Ray J. Groves(7)	68,520	*
Kristina M. Johnson(8)	67,247	*
Ernest Mario(9)	117,386	*
N.J. Nicholas, Jr.(10)	2,652,041	*
Pete M. Nicholas(11)	70,333,927	4.7%
John E. Pepper(12)	60,845	*
Uwe E. Reinhardt(13)	51,353	*
Warren B. Rudman(14)	58,353	*
James R. Tobin(15)	3,534,933	*
Sam R. Leno	5,500	*
Lawrence C. Best(16)	2,134,584	*
Fredericus A. Colen(17)	348,674	*
Paul A. LaViolette(18)	1,045,089	*
James Gilbert(19)	260,029	*
All directors and executive officers as a group (31 persons)(20)	142,435,633	9.5%

* Reflects beneficial ownership of less than one percent (1%) of our outstanding common stock.

(1) Mr. Abele's beneficial ownership includes 3,540,500 shares of stock held by a charitable trust of which Mr. Abele shares voting and investment control, 12,020 shares of restricted stock, subject to certain forfeiture provisions, granted pursuant to our 2003 Long-Term Incentive Plan, as to which Mr. Abele has sole voting but not investment power, 361,438 shares of common stock held by a trust of which Mr. Abele shares voting and investment control and 2,000 shares of common stock subject to exercisable options granted pursuant to our 2003 Long-Term Incentive Plan. It also includes 400,000 shares held by Mary S. Abele, Mr. Abele's spouse, with respect to which Mr. Abele disclaims beneficial ownership. Mr. Abele maintains credit line accounts and margin securities accounts at brokerage firms, and the positions held in such accounts, which may from time to time include shares of our common stock, are pledged as collateral security for the repayment of debit balances in the accounts, if any. As of December 31, 2007, Mr. Abele held an aggregate of 51,384,488 shares of our common stock in those accounts.

(2) Ms. Burns' beneficial ownership includes 11,333 shares of common stock subject to exercisable options granted pursuant to our 2000 and 2003 Long-Term Incentive Plans and 20,020 shares of restricted stock granted pursuant to our 2000 and 2003 Long-Term Incentive Plans and deferred pursuant to our Deferred Compensation Plan offered to non-employee directors. It excludes 13,475 common stock equivalents which Ms. Burns has deferred pursuant to our Deferred Compensation Plan, which will be payable in cash upon her retirement from the Board.

(3) Ms. DeParle's beneficial ownership includes 50,000 shares of common stock subject to exercisable options granted pursuant to legacy Guidant stock option plans assumed by Boston Scientific, 4,782 shares of restricted stock, subject to certain tax withholding and forfeiture provisions, granted pursuant to our 2003 Long-Term Incentive Plan, as to which Ms. DeParle has sole voting but not investment power, and 7,238 shares of restricted stock granted pursuant to our 2003 Long-Term Incentive Plan and deferred pursuant to our Deferred Compensation Plan offered to non-employee directors.

(4) Mr. Elliott's beneficial ownership includes 9,160 shares of restricted stock granted pursuant to our 2003 Long-Term Incentive Plan and deferred pursuant to our Deferred Compensation Plan offered to non-employee directors. It excludes 1,240 common stock equivalents which Mr. Elliott has deferred under our Deferred Compensation Plan, which will be payable in cash upon his retirement from the Board.

(5) Mr. Fleishman's beneficial ownership includes 39,333 shares of common stock subject to exercisable options granted pursuant to our 1992 Non-Employee Directors' Stock Option and 2000 and 2003 Long-Term Incentive Plans, and 12,020 shares of restricted stock, subject to certain tax withholding and forfeiture provisions, granted pursuant to our 2000 and 2003 Long-Term Incentive Plans, as to which Mr. Fleishman has sole voting but not investment power and 4,000 shares of restricted stock granted pursuant to our 2000 Long-Term Incentive Plan and deferred pursuant to our Deferred Compensation Plan offered to non-employee directors. It excludes 18,250 shares held by a charitable foundation of which Mr. Fleishman is the president and as to which Mr. Fleishman disclaims beneficial ownership. Mr. Fleishman maintains margin securities accounts at brokerage firms, and the positions held in such margin accounts, which may from time to time include shares of our common stock, are pledged as collateral security for the repayment of debit balances in the accounts, if any. As of December 31, 2007, Mr. Fleishman held 116,587 shares of our common stock in such accounts.

(6) Dr. Fox's beneficial ownership includes 15,333 shares of common stock subject to exercisable options granted pursuant to our 1992 Non-Employee Directors' Stock Option and 2000 and 2003 Long-Term Incentive Plans, 704 shares owned by Dr. Fox's spouse as to which she disclaims beneficial ownership and 24,020 shares of restricted stock granted pursuant to our 2000 and 2003 Long-Term Incentive Plans and deferred pursuant to our Deferred Compensation Plan offered to non-employee directors. It excludes 10,561 common stock equivalents which Dr. Fox has deferred under our Deferred Compensation Plan, which will be payable in cash upon her retirement from the Board.

(7) Mr. Groves' beneficial ownership includes 31,333 shares of common stock subject to exercisable options granted pursuant to our 1992 Non-Employee Directors' Stock Option and 2000 and 2003 Long-Term Incentive Plans and 28,020 shares of restricted stock, granted pursuant to our 2000 and 2003 Long-Term Incentive Plans and deferred pursuant to our Deferred Compensation Plan offered to non-employee directors. It excludes 27,297 common stock equivalents which Mr. Groves has deferred under our Deferred Compensation Plan, which will be payable in cash upon his retirement from the Board.

(8) Dr. Johnson's beneficial ownership includes 55,227 shares of common stock subject to exercisable options granted pursuant to legacy Guidant stock option plans assumed by Boston Scientific and 12,020 shares of restricted stock granted pursuant to our 2003 Long-Term Incentive Plan and deferred pursuant to our Deferred Compensation Plan offered to non-employee directors. It excludes 636 common stock equivalents which Dr. Johnson has deferred under our Deferred Compensation Plan, which will be payable in cash upon her retirement from the Board.

(9) Dr. Mario's beneficial ownership includes 4,666 shares of common stock subject to exercisable options granted pursuant to our 2000 and 2003 Long Term Incentive Plans, 20,000 shares held by a self-directed IRA and 28,020 shares of restricted stock granted pursuant to our 2000 and 2003 Long-Term Incentive Plans and deferred pursuant to our Deferred Compensation Plan offered to non-employee directors. It excludes 17,593 common stock equivalents which Dr. Mario has deferred under our Deferred Compensation Plan, which will be payable in cash upon his retirement from the Board.

(10) N.J. Nicholas, Jr.'s beneficial ownership includes 24,667 shares of common stock subject to exercisable options granted pursuant to our 1992 Non-Employee Directors' Stock Option and 2000 and 2003 Long-Term Incentive Plans, 51,266 shares of stock held by N. J. Nicholas, Jr., as sole trustee of a revocable trust and 2,413,088 shares of stock held by Ruth V. Lilly Nicholas and N. J. Nicholas, Jr., as trustees of an irrevocable trust for the benefit of Pete M. Nicholas' children and spouse as to which N. J. Nicholas, Jr. disclaims beneficial ownership, 100,000 shares held in an IRA, 35,000 shares held in a charitable trust of which N.J. Nicholas, Jr. is a trustee and to which he disclaims beneficial ownership and 28,020 shares of restricted stock granted pursuant to our 2000 and 2003 Long-Term Incentive Plans and deferred pursuant to our Deferred Compensation Plan offered to non-employee directors. It excludes an aggregate of 152,000 shares held by Pete M. Nicholas, Llewellyn Nicholas and Anastasios Parafestas, as Trustees of five irrevocable trusts for the benefit of N. J. Nicholas, Jr.'s children as to which N. J. Nicholas, Jr. disclaims beneficial ownership and 30,353 common stock equivalents which N. J. Nicholas, Jr. has deferred pursuant to our Deferred Compensation Plan, which will be payable in cash upon his retirement from the Board.

(11) Pete M. Nicholas' beneficial ownership includes 54,635,185 shares of common stock held by Promerica, L.P., a family limited partnership of which Pete M. Nicholas is general partner and as to which he is deemed to have beneficial ownership, 3,350,086 shares held jointly by Pete M. Nicholas and his spouse, with whom he shares voting and investment power, 17,411 shares of restricted stock, subject to certain forfeiture provisions, granted pursuant to our 2003 Long-Term Incentive Plan, as to which Pete M. Nicholas has sole voting but not investment power, and 1,247,500 shares of common stock subject to exercisable options granted pursuant to our 1995, 2000 and 2003 Long-Term Incentive Plans. It also includes an aggregate of 152,000 shares held by Pete M. Nicholas, Llewellyn Nicholas and Anastasios Parafestas, as trustees of five irrevocable trusts for the benefit of N.J. Nicholas, Jr.'s children as to which Pete M. Nicholas disclaims beneficial ownership. It excludes 2,413,088 shares of stock held by Ruth V. Lilly Nicholas and N. J. Nicholas, Jr., as Trustees of an irrevocable trust for the benefit of Pete M. Nicholas' children and spouse, as to which Pete M. Nicholas disclaims beneficial ownership. Pete M. Nicholas and Promerica, L.P. maintain margin securities accounts at brokerage firms, and the positions held in such margin accounts, which may from time to time include shares of our common stock, are pledged as collateral security for the repayment of debit balances in the accounts, if any. As of December 31, 2007, Pete M. Nicholas and Promerica, L.P. held 12,591,772 shares and 54,635,185 shares, respectively, of our common stock in such accounts.

(12) Mr. Pepper's beneficial ownership includes 7,333 shares of common stock subject to exercisable options granted pursuant to our 2000 and 2003 Long-Term Incentive Plans, 43,400 shares owned by a grantor retained annuity trust as to which he disclaims beneficial ownership and 12,020 shares of restricted stock granted pursuant to our 2003 Long-Term Incentive Plan and deferred pursuant to our Deferred Compensation Plan offered to non-employee directors. It excludes 6,112 common stock equivalents which Mr. Pepper has deferred under our Deferred Compensation Plan, which will be payable in cash upon his retirement from the Board.

(13) Dr. Reinhardt's beneficial ownership includes 11,333 shares of common stock subject to exercisable options granted pursuant to our 2000 and 2003 Long-Term Incentive Plans and 12,020 shares of restricted stock, subject to certain forfeiture provisions, granted pursuant to our 2000 and 2003 Long-Term Incentive Plans, as to which Dr. Reinhardt has sole voting but not investment power. It also includes 5,000 shares of stock held by Dr. Reinhardt's spouse, as to which he disclaims beneficial ownership.

(14) Senator Rudman's beneficial ownership includes 23,333 shares of common stock subject to exercisable options granted pursuant to our 1992 Non-Employee Directors' Stock Option and 2000 and 2003 Long-Term Incentive Plans, 1,000 shares of stock owned by Senator Rudman's spouse as to which he disclaims beneficial ownership and 28,020 shares of restricted stock granted pursuant to our 2000 and 2003 Long-Term Incentive Plans and deferred pursuant to our Deferred Compensation Plan offered to non-employee directors. It excludes 27,705 common stock equivalents which Senator Rudman has deferred under our Deferred Compensation Plan, which will be payable in cash upon his retirement from the Board.

(15) Mr. Tobin's beneficial ownership includes 3,318,750 shares of common stock subject to exercisable options granted pursuant to our 1995, 2000 and 2003 Long-Term Incentive Plans and 16,183 shares held in Mr. Tobin's 401(k) account.

(16) Mr. Best's beneficial ownership includes 1,814,800 shares of common stock subject to exercisable options granted pursuant to our 1995, 2000 and 2003 Long-Term Investment Plans and 10,395 shares held in Mr. Best's 401(k) account.

(17) Mr. Colen's beneficial ownership includes 340,674 shares of common stock subject to exercisable options granted pursuant to our 1995, 2000 and 2003 Long-Term Incentive Plans.

(18) Mr. LaViolette's beneficial ownership includes 980,000 shares of common stock subject to exercisable options granted pursuant to our 1995, 2000 and 2003 Long-Term Incentive Plans and 15,666 shares held in Mr. LaViolette's 401(k) account.

(19) Mr. Gilbert's beneficial ownership includes 237,630 shares of common stock subject to exercisable options granted pursuant to our 2003 Long-Term Incentive Plan.

(20) Please refer to footnotes 1 through 19 above. This total includes an aggregate of 10,664,654 shares of common stock subject to exercisable options granted pursuant to our 1992 Non-Employee Directors' Stock Option and our 1995, 2000 and 2003 Long-Term Incentive Plans.

AUDIT COMMITTEE REPORT

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors and has other responsibilities set forth in the Audit Committee charter, which can be found on the Company's website at *www.bostonscientific.com*. Management has the primary responsibility for the Company's financial statements and reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed with management the audited financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, including a discussion of the quality, not just the acceptability, of the Company's accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed by the independent auditors with the Audit Committee under generally accepted auditing standards (including Statement on Auditing Standards No. 61). In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board (including Independence Standards Board Standard No. 1) and considered the compatibility of non-audit services with the auditors' independence.

The Audit Committee discussed with the Company's internal auditors and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets at least quarterly with the internal auditors and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2007 which has been filed with the Securities and Exchange Commission. The Audit Committee has also approved the selection of Ernst & Young LLP as the Company's independent auditors for fiscal year 2008.

This Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing with the SEC, except to the extent that the Company specifically incorporates this Report by reference into another Company filing.

THE AUDIT COMMITTEE

JOEL L. FLEISHMAN, *Chairman*
J. RAYMOND ELLIOTT
MARYE ANNE FOX
ERNEST MARIO
UWE E. REINHARDT

Proposal 2: Approval of an Amendment and Restatement of our 2003 Long-Term Incentive Plan.

On February 26, 2008, upon the recommendation of the Executive Compensation and Human Resources Committee of our Board of Directors (the "Compensation Committee"), our Board of Directors adopted, subject to stockholder approval, an amendment and restatement of our 2003 Long-Term Incentive Plan (the "2003 LTIP" or the "Plan"). The amendment and restatement, if approved, would (i) increase the maximum number of shares available for issuance under the 2003 LTIP from 50,000,000 shares of our common stock to 120,000,000 shares of our common stock, (ii) limit the number of restricted stock and deferred stock units available for grant under the Plan to 40,000,000 shares, and (iii) clarify certain other administrative and tax related provisions contained in our Plan. This proposed amendment and restatement will be effective as of June 1, 2008 if approved by our stockholders at this Annual Meeting. The full text of the amended and restated Plan is attached as *Appendix A*, with deletions indicated by strikethroughs and additions indicated by underlining. Capitalized terms not defined in this Proposal 2 have the meanings assigned to them in the 2003 LTIP.

Our stockholders are also being asked to approve the amendment and restatement in order to satisfy rules and regulations of the New York Stock Exchange relating to equity compensation, to qualify compensation under the 2003 LTIP as "performance-based" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and to qualify options for treatment as incentive stock options for purposes of Section 422 of the Code in the event the Compensation Committee decides to grant incentive stock options in the future.

This amendment and restatement, if approved, will allow us to continue to incent our key employees with long-term compensation awards, such as stock options, deferred stock units and restricted stock. Equity incentives form an integral part of the compensation paid to many of our employees, particularly those in positions of key importance. The approval of this amendment and restatement of the 2003 LTIP is critical to our ability to continue to attract, retain, engage and focus highly motivated and qualified employees, particularly in the competitive labor market that exists today in our industry.

The affirmative vote of the holders of a majority of the shares of common stock represented and voting at the meeting is required to approve the amendment to and restatement of the 2003 LTIP.

Summary of the Boston Scientific Corporation 2003 Long-Term Incentive Plan

The following is a summary of the principal features of the 2003 LTIP as proposed to be amended and restated.

History

The 2003 LTIP was initially approved by our Board of Directors on February 25, 2003 and adopted by our stockholders on May 6, 2003. The 2003 LTIP was subsequently amended by the Board of Directors on May 9, 2005 to provide for certain administrative changes and clarifications.

General

The 2003 LTIP provides for the grant of restricted or unrestricted common stock, deferred stock units, options to acquire our Stock, share appreciation rights, performance awards and other stock and non-stock awards (collectively, "Awards") under the direction of the Compensation Committee. The Compensation Committee consists solely of non-employee directors.

Currently, an aggregate of 50,000,000 shares of our common stock, $.01 par value per share, has been reserved for issuance under the 2003 LTIP (subject only to adjustment in the event of stock splits and other similar events). As of February 15, 2008, 6,855,768 authorized shares of Stock remain available for issuance under the 2003 LTIP. We also have a 2000 Long-Term Incentive Plan. As of February 15, 2008, 2,144,088 authorized shares of Stock remained available for issuance under the 2000 Long-Term Incentive Plan. The closing sale price of our common stock on March 17, 2008, as reported by the New York Stock Exchange, was $12.20 per share.

If approved, effective June 1, 2008, the total number of shares of our common stock that may be issued as Awards under the 2003 LTIP will be increased by 70,000,000 shares to a total of 120,000,000 shares, and no more than 40,000,000 shares may be awarded after June 1, 2008 in the form of awards not requiring exercise. We may issue authorized and unissued common stock or shares available in treasury under the 2003 LTIP. The fair market value of a share of our common stock, for purposes of the Plan, will be the closing sale price as reported on the New York Stock Exchange on the date in question or, if not a trading day, on the next trading date.

The number of shares covered by an Award will reduce the number of shares available for future Awards under the 2003 LTIP. If an Award expires, terminates, or is forfeited or cancelled without having been exercised in full, or in the case of an Award not requiring exercise, is forfeited or cancelled, in whole or in part, those shares will be added back to the remaining available shares under the 2003 LTIP. Shares withheld or delivered to satisfy payment of the exercise price or any tax withholding obligation are not available for issuance as new Awards.

Administration

The 2003 LTIP is administered by the Compensation Committee, which consists of five non-employee directors: currently, Ursula M. Burns, Nancy-Ann DeParle, Ray J. Groves, Kristina M. Johnson and Senator Warren B. Rudman. Subject to the terms of the 2003 LTIP, the Compensation Committee has full authority to administer the 2003 LTIP in all respects, including: (i) selecting the individuals who are to receive Awards under the 2003 LTIP; (ii) determining the specific form of any Award; (iii) setting the specific terms and conditions of each Award; and (iv) creating subplans for non-U.S. participants. Our senior legal and human resources representatives are also authorized to take ministerial actions as necessary to implement the 2003 LTIP and Awards issued under the 2003 LTIP.

Eligibility

Employees, directors and other individuals who provide services to us, our affiliates and subsidiaries who, in the opinion of the Compensation Committee, are in a position to make a significant contribution to our success, our affiliates and subsidiaries are eligible for Awards under the 2003 LTIP.

Amount of Awards.

The value of shares or other Awards to be granted to any recipient under the amended and restated 2003 LTIP are established by the Compensation Committee and are not presently determinable. However, the 2003 LTIP restricts the number of shares and the value of Awards not based on shares which may be granted to any individual during a calendar year or performance period. In particular, the 2003 LTIP limits to 2,000,000 the number of shares for which options, stock appreciation rights or other stock Awards may be granted to an individual in a calendar year and limits to $2,500,000 the value of non-stock-based Awards that may be paid to an individual with respect to a performance period (however, the maximum that may be paid for performance periods of shorter or longer than a fiscal year shall be adjusted). These restrictions were adopted by the Board of Directors primarily as a means of complying with Section 162(m) of the Code, which deals with the deductibility of compensation for any of the chief executive officer and the four other most highly-paid executive officers, and are not indicative of historical or contemplated Awards made or to be made to any individual under the 2003 LTIP.

Types of Awards

As described in our Compensation Discussion & Analysis beginning on page 22, during 2007, our equity incentive awards were made primarily in the form of deferred stock units. In 2008, we made the majority of our annual grants to executives in the form of stock options in order to promote an alignment of interests with shareholders, and if this amendment and restatement to our 2003 LTIP is approved, we expect to continue this practice. The 2003 LTIP, however, provides for a variety of equity incentives to preserve flexibility. The types of awards that may be granted under the 2003 LTIP are described below.

Stock Options. The 2003 LTIP authorizes the grant of options to purchase shares of common stock, including options to employees intended to qualify as incentive stock options within the meaning of Section 422 of the Code, as well as non-statutory options. The term of each option will not exceed ten years and each non-qualified stock option will be exercisable at a price per share not less than 100% of the fair market value of a share of common stock on the date of grant, and each incentive stock option will be exercisable at a price per share not less than 110% of the fair market value of a share of common stock on the date of grant. Optionees will pay the exercise price of an option in cash, shares of our common stock, through a broker-assisted cashless exercise (except for our affiliates), or as otherwise permitted by the Compensation Committee. Stock options granted under the 2003 LTIP are generally not transferable except upon a Participant's death, however non-qualified stock options may be transferred without consideration during a Participant's lifetime to certain Family Members. At the time of grant or thereafter, the Compensation Committee may determine the conditions under which stock options vest and remain exercisable. The exercise price for any stock option or other Award requiring exercise granted under the 2003 LTIP may not be decreased after the grant nor can any previously granted Stock-based Award requiring exercise be replaced or regranted without shareholder approval.

In general, unless otherwise determined by the Compensation Committee, a stock option expires upon the earlier of (i) its stated expiration date or (ii) twelve months following termination of service (unless termination is due to death, disability, Retirement or Cause), or such other period specified in the grant agreement. Generally, in the event of death, disability or Retirement, unvested stock options automatically accelerate and remain exercisable for the stated term of the stock option. In the event of termination for Cause, all vested and unvested stock options are immediately cancelled. In the event of a Change in Control of the Company, stock options become immediately exercisable and may be converted into stock options for securities of the surviving party as determined by the Compensation Committee.

Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights which pay, in cash or common stock, an amount generally equal to the difference between the fair market value of the common stock at the time of exercise of the right and at the time of grant of the right. We have not granted stock appreciation rights under the 2003 LTIP.

Restricted and Unrestricted Stock. The 2003 LTIP provides for awards of nontransferable shares of restricted common stock, as well as unrestricted shares of common stock. Awards of restricted stock and unrestricted stock may be made in exchange for past services or other lawful consideration. Generally, awards of restricted stock are subject to the requirement that the shares be forfeited or resold to us unless specified conditions are met. Subject to these restrictions, conditions and forfeiture provisions, any recipient of an award of restricted stock will have all the rights of a stockholder of Boston Scientific, including the right to vote the shares and to receive dividends. Generally, in the event of a Participant's death, disability or Retirement or in the event of a Change in Control, unvested restricted stock will become free of restriction. Other awards under the 2003 LTIP may also be settled with restricted stock. We make annual grants to our non-employee directors upon each director's re-election to serve another term of office. The restrictions expire at the end of the director's current term of office. Beginning in May 2009, each of our directors will serve one year terms.

Deferred Stock Units. The 2003 LTIP also provides for awards of deferred stock units ("DSUs"). DSUs are a promise to deliver stock or other securities in the future pursuant to terms that the Compensation Committee may specify. Awards of DSUs are generally subject to certain vesting and forfeiture conditions. Upon satisfaction of vesting and other conditions of the award, shares of common stock are issued to each participant. Generally, in the event of a Participant's death, disability or

Retirement or in the event of a Change in Control, unvested DSUs will vest and shares of common stock will be issued to each Participant. During the period prior to which the vesting and other conditions are satisfied, recipients of a DSU award do not have the right to vote the shares or to receive dividends.

Other Awards. In addition, the Compensation Committee may grant Awards of shares of common stock at a purchase price less than fair market value at the date of issuance, including zero. A recipient's right to retain these shares may be subject to conditions established by the Compensation Committee, if any, such as the performance of services for a specified period or the achievement of individual or corporate performance targets. The Compensation Committee may also issue shares of common stock or authorize cash or other payments under the 2003 LTIP in recognition of the achievement of certain performance objectives or in connection with annual bonus arrangements. Annual cash performance awards under our Performance Incentive Plan are paid to our employees under the 2003 LTIP.

Performance Criteria. The Compensation Committee may condition the exercisability, vesting or full enjoyment of an Award on specified Performance Criteria. For purposes of Performance Awards that are intended to qualify for the performance-based compensation exception under Code Section 162(m), Performance Criteria means an objectively determinable measure of performance relating to any of the following as specified by the Compensation Committee (determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): (i) sales; revenues; assets; liabilities; costs; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization or other items, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit ratings; market share; capital expenditures; cash flow; working capital requirements; stock price; stockholder return; sales, contribution or gross margin, of particular products or services; particular operating or financial ratios; customer acquisition, expansion and retention; or any combination of the foregoing; or (ii) acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; recapitalizations, restructurings, financings (issuance of debt or equity) and refinancings; transactions that would constitute a change of control; or any combination of the foregoing. Performance Criteria targets determined by the Compensation Committee need not be based upon an increase in any particular measure, a positive or improved result or avoidance of loss.

Duration, Amendment and Termination. Our Board of Directors may amend or terminate the 2003 LTIP at any time, except that any amendment or termination shall not affect any Award previously granted. The Compensation Committee may amend any outstanding Award for any purpose permitted by law. Neither the Compensation Committee nor the Board may, however, increase the maximum number of shares of common stock issuable under the 2003 LTIP or reprice an option granted under the 2003 LTIP without stockholder approval. The 2003 LTIP will terminate on February 25, 2013 (unless sooner terminated by our Board of Directors), and no further Awards may be granted following that date.

Federal Income Tax Consequences under the 2003 LTIP.

The following discussion is intended to be a summary and is not a comprehensive description of the federal tax laws, regulations and policies affecting us and recipients of Awards that may be granted under the 2003 LTIP. Descriptions of the provisions of any law, regulation or policy are qualified in their entirety by reference to the particular law, regulation or policy. Any change in applicable law or regulation or in the policies of various taxing authorities may have a significant effect on this summary. The Plan is not a qualified plan under Section 401(a) of the Code.

Stock Options. Under the applicable Code provisions, an employee will generally recognize no income subject to federal income taxation upon either the grant or exercise of incentive stock options, although some optionees may be subject to an alternative minimum tax on the difference between the fair market value at the date of exercise and the exercise price of the stock option. We will not be entitled to a deduction for federal income tax purposes as a result of the grant or exercise of the option. Generally, if an optionee disposes of shares of common stock issued upon exercise of an incentive stock option more than two years from the date the option was granted and more than one year after the exercise of the option, any gain on the disposition of the option shares equal to the difference between the sales price and the option exercise price will be treated as a long-term capital gain. In that case, we would not be entitled to a deduction at the time the optionee sells the option shares. We have not granted incentive stock options under the 2003 LTIP.

No taxable income will be recognized by an optionee upon the grant of a non-statutory stock option under the 2003 LTIP and we will not be allowed a deduction at that time. Upon the exercise of the option, however, the amount, if any, by which the fair market value of the shares on the date of exercise exceeds the option price will be treated as ordinary income to the optionee in the year of exercise. Subject to compliance with applicable tax reporting requirements, we will be allowed an income tax deduction in the year of exercise of the option in an amount equal to the amount the optionee recognizes as ordinary income. Capital gains taxes may be payable by the optionee on the subsequent sale of the option shares.

Restricted Stock and Deferred Stock Unit Awards. The grant of Restricted Stock and DSU Awards under the 2003 LTIP will not result in federal income tax consequences to either us or the Award recipient. Once the Award is vested and the shares subject to the Award are issued, the Award recipient will generally be required to include in ordinary income, for the taxable year in which the vesting date occurs, an amount equal to the fair market value of the shares on the vesting date. We will generally be allowed to claim a deduction, for compensation expense, in a like amount. If dividends are paid on unvested shares held under the Plan, those dividend amounts will also be included in the ordinary income of the recipient. We will generally be allowed to claim a deduction for compensation expense for this amount as well. In certain cases, a recipient of a Restricted Stock Award may elect to include the value of the shares subject to a Restricted Stock Award in the recipient's income for federal income tax purposes when the award is made instead of when it vests. In that case, we will generally be allowed to claim a deduction, for compensation expense, in a like amount.

Deduction Limits and Section 162(m) Awards. Section 162(m) of the Code places an annual limit of $1 million each on the tax deduction which we may claim in any fiscal year for the compensation of our chief executive officer and our other NEOs. There is an exception to this limit for "qualified performance-based compensation." We have designed the 2003 LTIP with the intention that the stock options and certain other cash and stock-based awards that we grant will constitute qualified performance-based compensation. Awards of stock options and SARs granted under this 2003 LTIP will automatically qualify for the "performance-based compensation" exception under the Code pursuant to their expected terms. In addition, awards of restricted stock, DSUs or other non-stock based Awards made under the 2003 LTIP may qualify under Section 162(m) if they are granted in accordance with the conditions set forth in Section 162(m) of the Code. As a result, we do not believe that the $1 million limit will impair our ability to claim federal income tax deductions for compensation attributable to future performance-based awards granted under the 2003 LTIP.

Section 409A. Certain awards under the 2003 LTIP may be subject to the requirements applicable to nonqualified deferred compensation under Section 409A of the Code. Although we intend Awards to satisfy those requirements, if they do not, participants may be subject to additional income taxes and interest under Section 409A.

Tax Treatment of Awards to Non-Employee Directors and to Employees outside of the United States. The grant and exercise of options and Awards under this 2003 LTIP to non-employee directors and to employees outside of the United States may be taxed on a different basis.

Plan Benefits

It is not presently possible to determine the dollar value of Award payments that may be made or the number of options, shares of restricted stock or DSUs or other Awards that may be granted under the amended and restated 2003 LTIP, if approved, in the future or the individuals who may be selected for such Awards because Awards under the 2003 LTIP are made at the discretion of the Compensation Committee. However, with respect to fiscal year 2007, stock option and DSU Awards were granted under the 2003 LTIP to our NEOs, as set forth in the Grant of Plan Based Awards table found on page 46. In addition, 1,500,000 stock options and 709,301 DSUs were awarded to all executive officers as a group during fiscal year 2007. Non-employee directors received a total of 103,254 shares of restricted stock during fiscal year 2007 as set forth in the Director Compensation table on page 62 of this proxy statement. Grants to employees other than executive officers of 469,000 stock options and 9,766,568 DSUs were awarded under the 2003 LTIP during fiscal year 2007.

The Board of Directors of Boston Scientific has reviewed and unanimously approved the amendment and restatement to the 2003 LTIP, and recommends that stockholders approve the amendment and restatement.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 2.
PROXIES SOLICITED BY THE BOARD OF DIRECTORS
WILL BE SO VOTED UNLESS YOU OTHERWISE SPECIFY IN YOUR PROXY.**

Proposal 3: Ratification of Appointment of Independent Auditors.

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP as our independent auditors for its fiscal year ending December 31, 2008. The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the work of our independent auditors (including resolution of disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In making its determination regarding whether to appoint or retain a particular firm of independent auditors, the Audit Committee takes into account the views of management and our internal auditors, and will take into account the vote of our stockholders with respect to the ratification of the selection of our independent auditors.

During 2007, Ernst & Young LLP served as our independent auditors and also provided certain tax and other audit-related services. Representatives of Ernst & Young LLP are expected to attend the Annual Meeting and respond to appropriate questions and, if they desire, make a statement.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT AUDITORS FOR THE 2008 FISCAL YEAR.

Fees billed during 2006 and 2007 by Ernst & Young LLP for services provided

Type of Fees	2006	2007
Audit Fees(1)	$7,662,000	$ 8,513,300
Audit-Related Fees(2)	$ 457,000	$ 565,000
Tax Fees(3)	$1,753,000	$ 1,400,000
All Other Fees(4)	$ 6,000	$ 6,000
Total	$9,878,000	$10,484,300

(1) Audit fees are fees on an accrual basis for professional services rendered in connection with our annual audit, internal control reporting, statutory filings and registration statements.

(2) Audit-related fees are fees for services related to assistance with internal control reporting, acquisition due diligence, employee benefit plan audits, accounting consultation and compliance with regulatory requirements.

(3) Tax fees are fees for tax services related to tax compliance, tax planning and tax advice.

(4) All other fees are fees for an online accounting research tool.

Audit Committee's pre-approval policy

It is the Audit Committee's policy to approve in advance the types and amounts of audit, audit-related, tax and any other services to be provided by our independent auditors. In situations where it is not possible to obtain full Audit Committee approval, the Audit Committee has delegated authority to the Chairman of the Audit Committee to grant pre-approval of auditing, audit-related, tax and all other services. Any pre-approved decisions by the Chairman are required to be reviewed with the Audit Committee at its next scheduled meeting. The Audit Committee has approved all of Ernst & Young LLP's services for 2006 and 2007 and, in doing so has considered whether the provision of such service is compatible with maintaining independence.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the securities laws of the United States, our directors, executive officers and persons holding more than 10% of our common stock are required to report their ownership of our common stock and any changes in that ownership to the SEC. Specific due dates for these reports have been established and we are required to report any failure to file by these dates during 2007. To the best of our knowledge, all of these filing requirements were timely satisfied by our directors, executive officers and 10% stockholders with the exception of the following Form 4 filed late due to our administrative oversight: one late Form 4 on behalf of Ms. Quinn reporting the vesting of an initial tranche of DSUs. In making these statements, we have relied upon the written representations of our directors, executive officers and 10% stockholders and copies of their reports that have been filed with the SEC.

STOCKHOLDER PROPOSALS

In accordance with SEC regulations, in order to be considered for inclusion in next year's Proxy Statement, stockholder proposals and director recommendations or nominations for the 2009 Annual Meeting of Stockholders must be received on or before November 29, 2008. Please address your proposals to our Secretary at Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537. Proposals must satisfy the procedures set forth in Rule 14a-8 under the Securities Exchange Act of 1934.

HOUSEHOLDING

Applicable rules permit us and brokerage firms to send one notice or Annual Report and Proxy Statement to multiple stockholders who share the same address under certain circumstances. This practice is known as "householding." If you hold your shares through a broker, you may have consented to reducing the number of copies of materials delivered to your address. In the event that you wish to revoke a householding consent you previously provided to a broker, you must contact that broker to revoke your consent. If you are eligible for householding and you currently receive multiple copies of our notice or Annual Report and Proxy Statement but you wish to receive only one copy of each of these documents for your household, please contact our transfer agent by mail at BNY Mellon Shareowner Services, Proxy Processing, P.O. Box 3500, South Hackensack, New Jersey 07606-3500, by telephone at (800) 898-6713, or by using their website at www.bnymellon.com.

If you wish to receive a separate proxy for the 2008 Annual Meeting or a 2007 Annual Report, you may find these materials on our website, *www.bostonscientific.com*, or you may request printed copies free of charge by contacting Investor Relations, Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760-1537 or by calling (508) 650-8555.

OTHER INFORMATION

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through our website (*www.bostonscientific.com*) as soon as reasonably practicable after we electronically file the material with or furnish it to the SEC. Or you can find our filings on the website maintained by the SEC at *www.sec.gov*. Our Corporate Governance Guidelines, the charters of the standing committees of the Board, and Code of Conduct, which applies to all of our directors, employees and officers, including the Chief Executive Officer and Chief Financial Officer, are also available on our website. Printed copies of these materials are available free of charge to stockholders who request them in writing from Investor Relations at Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760-1537. Information on our website or connected to it is not incorporated by reference into this Proxy Statement.

APPENDIX A

BOSTON SCIENTIFIC CORPORATION
2003 LONG-TERM INCENTIVE PLAN
(As Amended and Restated June 1, 2008)

1. ADMINISTRATION

Subject to the express provisions of the Plan and except to the extent prohibited by applicable law, the Administrator has the authority to interpret the Plan; determine eligibility for and grant Awards; determine, modify or waive the terms and conditions of any Award; prescribe forms, rules and procedures (which it may modify or waive); and otherwise do all things necessary to implement the Plan. Once a written agreement evidencing an Award hereunder has been provided to a Participant, the Administrator may not, without the Participant's consent, alter the terms of the Award so as to affect adversely the Participant's rights under the Award, unless the Administrator expressly reserved the right to do so in writing at the time of such delivery. Notwithstanding any other provision of the Plan or any Award agreement (except as provided in Section 5.a and 5.b.(1) herein), the Administrator may not amend, alter, suspend, discontinue or terminate the Plan or any Award previously granted, in whole or in part, without the approval of the stockholders of the Company that would (i) increase the total number of shares available for Awards under the Plan, or (ii) replace or regrant previously granted Stock-based Awards requiring exercise, or (iii) lower the exercise price of a previously granted Stock-based Award requiring exercise. In the case of any Award intended to be eligible for the performance-based compensation exception under Section 162(m), the Administrator shall exercise its discretion consistent with qualifying the Award for such exception.

Notwithstanding any provision herein to the contrary, the Administrator may modify the terms of the Plan or may create one or more subplans, in each case on such terms as it deems necessary or appropriate, to provide for awards to non-U.S. participants; *provided*, that no such action by the Administrator shall increase the total number of shares issuable hereunder.

2. LIMITS ON AWARD UNDER THE PLAN

a. Number of Shares. Subject to the adjustment provisions in Section 5 below, a~~A~~ maximum of ~~50,000,000~~120,000,000 shares of Stock may be delivered in satisfaction of Awards under the Plan, provided that with respect to any new Award granted on or after June 1, 2008, no more than 40,000,000 shares of Stock may be available for Awards granted in any form provided for under the Plan other than Stock-based Awards requiring exercise. If an Award is denominated in shares of Stock, the number of shares covered by such Award, or to which such Award relates, shall be counted on the date of grant of such Award against the aggregate number of shares available for grant under the Plan. In determining the amount of shares available for issuance under the Plan, any Awards granted under the Plan that are cancelled, forfeited, or lapse shall become available again for issuance under the Plan. In determining the amount of shares available for issuance under the Plan, shares subject to an Award under the Plan may not again be made available for issuance under the Plan if such shares are (i) shares that were subject to a Stock-based Award requiring exercise and were not issued upon the net settlement or net exercise of such Stock-based Award, (ii) shares subject to an Award that are withheld by, or otherwise remitted to, the Company (or to a broker in connection with a broker-assisted exercise of a Stock-based Award requiring exercise) to satisfy a Participant's exercise price obligation upon exercise, (iii) shares subject to an Award that are withheld by, or otherwise remitted to the Company to satisfy a Participant's tax withholding obligation upon the lapse of restrictions of a Stock-based Award, (iv) previously owned shares of Stock delivered in satisfaction of a Participant's exercise price or tax withholding obligations in respect of any Award, or (v) shares repurchased on the open market with the proceeds from the exercise of a Stock-based Award.

b. Type of Shares. Stock delivered by the Company under the Plan may be authorized but unissued Stock or previously issued Stock acquired by the Company and held in treasury. No fractional shares of Stock will be delivered under the Plan. Cash may be paid in lieu of any fractional shares in settlement of Awards under the Plan.

c. Stock-Based Award Limits. The maximum number of shares of Stock for which Stock Options may be granted to any person in any calendar year, the maximum number of shares of Stock subject to

SARs granted to any person in any calendar year and the aggregate maximum number of shares of Stock subject to other Awards that may be delivered (or the value of which may be paid) to any person in any calendar year shall each be 2,000,000. Subject to these limitations, each person eligible to participate in the Plan shall be eligible in any year to receive Awards covering up to the full number of shares of Stock then available for Awards under the Plan.

d. Other Award Limits. No more than $2,500,000 may be paid to any individual for any fiscal year with respect to any Cash or Other Performance Award (other than an Award expressed in terms of shares of Stock or units representing Stock, which shall instead be subject to the limit set forth in Section 2.c. above). The maximum that may be paid for performance periods of shorter or longer than a fiscal year shall be correlatively adjusted. In applying the dollar limitation of the preceding sentence: (A) multiple Cash or Other Performance Awards to the same individual that are determined by reference to performance periods of one year or less ending with or within the same fiscal year of the Company shall be subject in the aggregate to one $2,500,000 limit~~, and (B) multiple Cash or Other Performance Awards to the same individual that are determined by reference to one or more multi-year performance periods ending in the same fiscal year of the Company shall be subject in the aggregate to separate $2,500,000 limits~~.

3. ELIGIBILITY AND PARTICIPATION

The Administrator will select Participants from among those key Employees, directors and other individuals or entities providing services to the Company or its Affiliates who, in the opinion of the Administrator, are in a position to make a significant contribution to the success of the Company and its Affiliates. Eligibility for ISOs is further limited to those individuals whose employment status would qualify them for the tax treatment described in Sections 421 and 422 of the Code.

4. RULES APPLICABLE TO AWARDS

a. ALL AWARDS

(1) Terms of Awards. The Administrator shall determine the terms of all Awards subject to the limitations provided herein.

(2) Performance Criteria. Where rights under an Award depend in whole or in part on satisfaction of Performance Criteria, actions by the Company that have an effect, however material, on such Performance Criteria or on the likelihood that they will be satisfied will not be deemed an amendment or alteration of the Award.

(3) ~~**Alternative Settlement.** The Company may at any time extinguish rights under an Award in exchange for payment (subject in each case to the limitations of Section 2) in cash, Stock or other property on such terms as the Administrator determines. In those jurisdictions where forfeiture is not permitted under applicable law, the Company shall have right to repurchase, and the Participant shall have the obligation to sell and deliver, any and all Stock-based Awards held by the Participant at a price per share equal to the par value of the Company's Common Stock; in this event, the Participant hereby authorizes the Company to perform on his or her behalf all legal actions necessary to transfer ownership of the Stock-based Award back to the Company. (4)~~ **Transferability Of Awards.** Awards may be transferred only as follows: (i) ISOs may not be transferred other than by will or by the laws of descent and distribution and during a Participant's lifetime may be exercised only by the Participant (or in the event of the Participant's incapacity, by the person or persons legally appointed to act on the Participant's behalf); (ii) Stock Options other than ISOs may be transferred by will or by the laws of descent and distribution and, except as otherwise determined by the Administrator, may also be transferred during the Participant's lifetime, without payment of consideration, to one or more Family Members of the Participant; (iii) Awards of Unrestricted Stock shall be subject only to such transfer restrictions under the Plan as are specified by the Administrator; and (iv) Awards other than Stock

Options and other than Unrestricted Stock may not be transferred except as the Administrator otherwise determines. If an Award is claimed or exercised by a person or persons other than the Participant, the Company shall have no obligation to deliver Stock, cash or other property pursuant to such Award or otherwise to recognize the transfer of the Award until the Administrator is satisfied as to the authority of the person or persons claiming or exercising such Award.

(~~5~~4) **Vesting, Etc.** Without limiting the generality of Section 1, the Administrator may determine the time or times at which an Award will vest (*i.e.,* become free of forfeiture restrictions) or become exercisable and the terms on which an Award requiring exercise will remain exercisable. Unless the Administrator expressly provides otherwise, upon the cessation of the Participant's employment or other service relationship with the Company and its Affiliates (i) all Awards (other than Stock Options, SARs, Deferred Stock Units and Restricted Stock) held by the Participant or by a permitted transferee under Section ~~4~~3.a.(4) immediately prior to such cessation of employment or other service relationship will be immediately forfeited if not then vested and, where exercisability is relevant, will immediately cease to be exercisable, and (ii) Stock Options,~~;~~ SARs, Deferred Stock Units and Restricted Stock shall be treated as follows:

(A) immediately upon the cessation of a Participant's employment or other service relationship with the Company and its Affiliates by reason of the Participant's death, Disability, or with respect to a Participant who is an employee or director of the Company or its Affiliates, by reason of such Participant's Retirement, all Stock Options, SARs, Deferred Stock Units and Restricted Stock Awards held by the Participant (or by a permitted transferee under Section ~~4~~3.a.(4)) immediately prior to such death, Disability or, as applicable, Retirement, will become vested and, where exercisability is relevant, will be exercisable until the expiration of the stated term of the Stock Option or SAR, unless otherwise determined by the Administrator at or after grant;

~~(B) all Stock Options, SARs and Restricted Stock Awards held by a Participant (or by a permitted transferee under Section 4.a. (4)) immediately prior to the Participant's death will become vested and, where exercisability is relevant, will be exercisable until the expiration of the stated term of the Stock Option or SAR, unless otherwise determined by the Administrator on or after grant;~~

(~~C~~B) except as provided in (~~D~~C) below, all Stock Options, SARs, Deferred Stock Units and Restricted Stock Awards held by a Participant (or by a permitted transferee under Section ~~4~~3.a.(4)) immediately prior to the cessation (other than by reason of death or Disability, or with respect to a Participant who is an employee or director of the Company or its Affiliates, Retirement) of the Participant's employment or other service relationship with the Company and its Affiliates, to the extent then not vested shall terminate, and to the extent then exercisable, will remain exercisable for the lesser of twelve months or until the expiration of the stated term of the Stock Option or SAR unless otherwise determined by the Administrator at or after grant;

(~~D~~C) all Stock Options, SARs, Deferred Stock Units and Restricted Stock Awards held by the Participant (or by a permitted transferee under Section ~~4~~3.a.(4)) whose cessation of employment or other service relationship is determined by the Administrator in its sole discretion to be for cause or to result from reasons which cast such discredit on the Participant as to justify immediate termination of the Award shall immediately terminate upon notice by the Company to the Participant of such cessation for cause~~such cessation~~. For this purpose, "cause" means a felony conviction of a Participant or the failure of a Participant to contest prosecution for a felony, or a Participant's misconduct or dishonesty which is harmful to the business or reputation of the Company.

Unless the Administrator expressly provides otherwise or in the case of cessation for cause, a Participant's "*employment or other service* relationship with the Company and its Affiliates" will be deemed to have ceased when the individual is no longer employed by or in a service relationship with the Company or its Affiliates. Except as the Administrator otherwise determines, with respect to a Participant who is an employee or director of the Company or its Affiliates, such Participant's "employment or other service relationship with the Company and its Affiliates" will not be deemed to have ceased during a military, sick or other bona fide leave of absence if such absence does not exceed 180 days or, if longer, so long as the Participant retains a right by statute or by contract to return to employment or other service relationship with the Company and its Affiliates.

(65) **Taxes.** The Administrator will make such provision for the withholding of taxes as it deems necessary. The Administrator may, but need not, hold back shares of Stock from an Award or permit a Participant to tender previously-owned shares of Stock in satisfaction of tax withholding requirements in an amount sufficient to cover withholding required by law for any federal, state or local taxes or to take such other action has may be necessary to satisfy any such withholding obligation. The Administrator may permit shares to be used to satisfy the required tax withholding and such shares shall be valued at the Fair Market Value as of the settlement or vesting date of the applicable Award.

(76) **Dividend Equivalents, Etc.** The Administrator may provide for the payment of amounts in lieu of cash dividends or other cash distributions with respect to Stock subject to an Award if and in such manner as it deems appropriate.

(87) **Rights Limited.** Nothing in the Plan shall be construed as giving any person the right to continued employment or service with the Company or its Affiliates, or any rights as a shareholder except as to shares of Stock actually issued under the Plan. The loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of employment or service for any reason, even if the termination is in violation of an obligation of the Company or Affiliate to the Participant.

(98) **Section 162(m).** The Administrator in its discretion may grant Performance Awards that are intended to qualify for the performance-based compensation exception under Section 162(m) and Performance Awards that are not intended so to qualify. In the case of an Award intended to be eligible for the performance-based compensation exception under Section 162(m), the Plan and such Award shall be construed to the maximum extent permitted by law in a manner consistent with qualifying the Award for such exception. In the case of a Performance Award intended to qualify as performance-based for the purposes of Section 162(m), the Administrator shall preestablish in writing one or more specific Performance Criteria no later than 90 days after the commencement of the period of service to which the performance relates (or at such earlier time as is required to qualify the Award as performance-based under Section 162(m)). Prior to payment of any Performance Award intended to qualify as performance-based under Section 162(m), the Administrator shall certify whether the Performance Criteria have been attained, and such determination shall be final and conclusive. In the case of a Performance Award intended to qualify as performance-based for the purposes of Section 162(m), the provisions of this Section 4.a.(9) shall be construed in a manner that is consistent with the regulations under Section 162(m).

(9) **Section 409A.** Except to the extent specifically provided otherwise by the Administrator, Awards under the Plan are intended to satisfy the requirements of Section 409A of the Code so as to avoid the imposition of any additional taxes or penalties under Section 409A of the Code. If the Administrator determines that an Award, Award agreement, payment, transaction or any other action or arrangement contemplated by the provisions of the Plan would, if undertaken, cause a Participant to become subject to any additional taxes or other penalties under Section 409A of the Code, then unless the Administrator specifically provides otherwise, such Award, Award agreement, payment, transaction or other action or arrangement shall not be given effect to the extent it causes such result and the related provisions of the Plan and/or Award agreement will be deemed modified, or, if necessary, suspended in order to comply with the requirements of Section 409A of the Code to the extent determined appropriate by the Administrator, in each case without the consent of or notice to the Participant.

b. AWARDS REQUIRING EXERCISE

(1) **Time And Manner Of Exercise.** The term of each Award requiring exercise shall not exceed ten (10) years from the date of grant. Unless the Administrator expressly provides otherwise, (a) an Award requiring exercise by the holder will not be deemed to have been exercised until the Administrator receives a written notice of exercise (in form acceptable to the Administrator) signed by the appropriate person and accompanied by any payment required under the Award; and (b) if the Award is exercised by any person other than the Participant, the Administrator may require satisfactory evidence that the person exercising the Award has the right to do so.

(2) **Exercise Price.** The Administrator shall determine the exercise price of each Stock Option; *provided*, that each Stock Award requiring exerciseOption must have an exercise price that is not less than the Ffair Mmarket Vvalue of the Stock subject to the Stock Option Award, determined as of the date of grant, except as necessary to maintain the intrinsic value of substitute Stock Options Awards in connection with a merger or acquisition consummated by the Company. An ISO granted to an Employee described in Section 422(b)(6) of the Code must have an exercise price that is not less than 110% of such Ffair Mmarket Vvalue. Where shares of Stock issued under an Award are part of an original issue of shares, the Award shall require an exercise price equal to at least the par value of such shares. Except as provided in Section 5.a and 5.b(1) below, without the approval of the stockholders of the Company (i) for certain provisions contained in Section 5 below, the exercise price for any Stock Option Stock-based Award requiring exercisegrant *under the Plan may not be decreased* after the grant of the Stock-based Award requiring exerciseOption, and (ii) outstanding Stock-based Awards requiring exercise may not be cancelled in exchange for cash or other Awards or other Stock-based Award requiring exercise with an exercise price that is less than the exercise price of the original Stock-based Award requiring exercisewithout the approval of the stockholders of the Company.

(3) **Payment Of Exercise Price, If Any.** Where the exercise of an Award is to be accompanied by payment, the Administrator may determine the required or permitted forms of payment, subject to the following: all payments will be by cash or check acceptable to the Administrator, unless one of the following forms of payment is permitted by the Administrator in its discretion in any specific instance (with the consent of the optionee of an ISO, unless such permitted form of payment is expressly provided for in the grant), (i) through the delivery of shares of Stock which have been outstanding for at least six months (unless the Administrator approves a shorter period) and which have a Ffair Mmarket Vvalue equal to the exercise price, (ii) by delivery to the Company of a promissory note of the person exercising the Award, payable on such terms as are specified by the Administrator, (iii) by delivery of an unconditional and irrevocable undertaking by a broker to deliver promptly to the Company sufficient funds to pay the exercise price, or (iv) by any combination of the foregoing permissible forms of payment.

(4) **Grant of Stock Options.** Each Stock Option awarded under the Plan shall be deemed to have been awarded as a non-ISO (and to have been so designated by its terms) unless the Administrator expressly provides that the Stock Option is to be treated as an ISO. No ISO may be granted under the Plan after February 25, 2013, but ISOs previously granted may extend beyond that date.

c. AWARDS NOT REQUIRING EXERCISE

Awards of Restricted Stock, Deferred Stock Units and Unrestricted Stock may be made in return for either (i) services determined by the Administrator to have a value not less than the par value of the Awarded shares of Stock, or (ii) cash or other property having a value not less than the par value of the Awarded shares of Stock plus such additional amounts (if any) as the Administrator may determine payable in such combination and type of cash, other property (of any kind) or services as the Administrator may determine.

5. EFFECT OF CERTAIN TRANSACTIONS

a. CHANGE IN CONTROL

Except as the Administrator may otherwise determine in connection with the grant of an Award, immediately prior to a Change in Control each Award shall vest (and if relevant shall become exercisable), all Performance Criteria and other conditions to an Award shall be deemed satisfied, and all Award deferrals shall be accelerated. In addition, all Stock-based Awards (all Stock Options, SARs, Restricted Stock, Deferred Stock, including any Performance Awards consisting of any of the foregoing), except to the extent consisting of outstanding shares of Stock that are then free of any restrictions under the Plan, shall terminate immediately prior to the Change in Control unless assumed in accordance with the immediately following sentence. If there is a surviving or acquiring entity, the Administrator may provide for a substitution or assumption of Awards by the acquiring or surviving entity or an affiliate thereof, on such terms as the Administrator determines. If there is no surviving or acquiring entity, or if the Administrator does not provide for a substitution or assumption of an Award, the Award shall vest (and to the extent relevant become exercisable) on a basis that gives the holder of the Award a reasonable opportunity to participate as a stockholder in the Change in Control.

b. CHANGES IN AND DISTRIBUTIONS WITH RESPECT TO THE STOCK

(1) Basic Adjustment Provisions. In the event of a stock dividend, stock split or combination of shares, recapitalization or other change in the Company's capital structure, the Administrator will make appropriate adjustments to the maximum number of shares that may be delivered under the Plan under Section 2.a. and to the maximum share limits described in Section 2.b., and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to Awards and any other provision of Awards affected by such change.

(2) Certain Other Adjustments. The Administrator may also make adjustments of the type described in paragraph (1) above to take into account distributions to common stockholders other than those provided for in Section 5.a. and 5.b.(1), or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards made hereunder; *provided*, that no such adjustment shall be made to the maximum share limits described in Section 2.c. or 2.d., or otherwise to an Award intended to be eligible for the performance-based exception under Section 162(m), except to the extent consistent with that exception, nor shall any change be made to ISOs except to the extent consistent with their continued qualification under Section 422 of the Code.

(3) Continuing Application of Plan Terms. References in the Plan to shares of Stock shall be construed to include any stock or securities resulting from an adjustment pursuant to Section 5.b.(1) or 5.b.(2) above.

6. LEGAL CONDITIONS ON DELIVERY OF STOCK

The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until the Company's counsel has approved all legal matters in connection with the issuance and delivery of such shares; if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and all conditions of the Award have been satisfied or waived. If the sale of Stock has not been registered under the Securities Act of 1933, as amended, the Company may require, as a condition to exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of such Act. The Company may require that any certificates evidencing

Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock.

7. AMENDMENT AND TERMINATION

Subject to the provisions of Section 1, the Administrator may at any time or times amend, alter, suspend, discontinue or terminate the Plan, in whole or in part, provided however that without the prior approval of the Company's stockholders, no material amendment shall be made if stockholder approval is required by law, regulation or stock exchange requirement. Notwithstanding any other provision of the Plan or any Award agreement (except as provided in Section 5.a and 5.b.(1) herein), no such amendment, alteration, suspension, discontinuation or termination shall be made without the approval of the stockholders of the Company that would (i) increase the total number of shares available for Awards under the Plan, or (ii) replace or regrant previously granted Stock Options, SARs, or other Stock-based Awards requiring exercise through cancellation, or (iii) lower the exercise price of a previously granted Stock Option, SAR or other Award requiring exercise. ~~or any outstanding Award for any purpose which may at the time be permitted by law, or may at any time terminate the Plan as to any further grants of Awards.~~

8. NON-LIMITATION OF THE COMPANY'S RIGHTS

The existence of the Plan or the grant of any Award shall not in any way affect the Company's right to award a person bonuses or other compensation in addition to Awards under the Plan.

9. GOVERNING LAW

The Plan shall be construed in accordance with the laws of the Commonwealth of Massachusetts.

10. DEFINED TERMS

The following terms, when used in the Plan, shall have the meanings and be subject to the provisions set forth below:

"Administrator": The Board or, if one or more has been appointed, the Committee, including their delegates (subject to such limitations on the authority of such delegates as the Board or the Committee, as the case may be, may prescribe). The senior Legal and Human Resources representatives of the Company shall also be the Administrator, but solely with respect to ministerial tasks related hereto.

"Affiliate": Any corporation or other entity owning, directly or indirectly, 50% or more of the outstanding Stock of the Company, or in which the Company or any such corporation or other entity owns, directly or indirectly, 50% of the outstanding capital stock (determined by aggregate voting rights) or other voting interests.

"Award": Any or a combination of the following:

(i) Stock Options.

(ii) SARs.

(iii) Restricted Stock.

(iv) Unrestricted Stock.

(v) Deferred Stock Unit.

(vi) Other Stock-Based Awards.

(vii) Cash Performance Awards.

(viii) Other Performance Awards.

(ix) Grants of cash, or loans, made in connection with other Awards in order to help defray in whole or in part the economic cost (including tax cost) of the Award to the Participant.

"Board": The Board of Directors of the Company.

"Cash Performance Award": A Performance Award payable in cash. The right of the Company under Section 4.a.(3) to extinguish an Award in exchange for cash or the exercise by the Company of such right shall not make an Award otherwise not payable in cash a Cash Performance Award.

"Change in Control": Any of:

(i) an acquisition, consolidation or merger in which the Company is not the surviving corporation or with respect to which all or substantially all of the beneficial owners of the outstanding stock of the Company and the combined voting power of the outstanding voting securities of the Company entitled to vote generally in the election of directors immediately prior to such transaction do not own beneficially, directly or indirectly, and in substantially the same proportion, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such transaction;

(ii) a sale or transfer of all or substantially all the Company's assets;

(iii) a dissolution or liquidation of the Company; or

(iv) continuing directors constitute less than a majority of the Board, where a "continuing director" includes (A) each person who was a director of the Company as of the close of business on May 6, 2003, and (B) each person who subsequently becomes a director of the Company with approval by a vote of at least a majority of the "continuing directors" in office at the time of such person's election or nomination as a director unless that person became a director in connection with an actual or threatened election contest.

Notwithstanding clauses (i) through (iv) above, none of the following shall constitute a "Change in Control" for purposes of this definition:

(x) the shares of common stock of the Company or the voting securities of the Company entitled to vote generally in the election of directors are acquired directly from the Company in a capital raising transaction;

(y) the shares of common stock of the Company or the voting securities of the Company entitled to vote generally in the election of directors are acquired by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or

(z) (A) the beneficial owners of the outstanding shares of common stock of the Company, and of the securities of the Company entitled to vote generally in the election of directors, immediately prior to such transaction beneficially own, directly or indirectly, in substantially the same proportions immediately following such transaction more than 60% of the outstanding shares of common stock and of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) resulting from such transaction and (B) at least a majority of the members of the board of directors of the corporation resulting from such transaction were members of the board of directors at the time of the execution of the initial agreement, or of the action of the Board, authorizing such transaction.

"Code": The U.S. Internal Revenue Code of 1986 as from time to time amended and in effect, or any successor statute as from time to time in effect.

"Committee": One or more committees of the Board (including any subcommittee thereof) appointed or authorized to make Awards and otherwise to administer the Plan. In the case of Awards granted to executive officers of the Company, the Committee shall be comprised solely of two or more outside directors within the meaning of Section 162(m).

"Company": Boston Scientific Corporation.

"Deferred Stock Unit": A promise to deliver Stock or other securities in the future on specified terms.

"Disability": Permanent and total disability as determined under the Company's long-term disability program for employees then in effect.

"Employee": Any person who is employed by the Company or an Affiliate.

"Fair Market Value": The closing price of a share of Stock as reported on the New York Stock Exchange, Inc. on the relevant date.

"Family Member": An individual or entity included as a "family member" within the meaning of the Security and Exchange Commission's Form S-8, Registration Statement Under The Securities Act of 1933.

"ISO": A Stock Option intended to be an "incentive stock option" within the meaning of Section 422 of the Code.

"Participant": An Employee, director or other person providing services to the Company or its Affiliates who is granted an Award under the Plan.

"Performance Award": An Award subject to Performance Criteria.

"Performance Criteria": Specified criteria the satisfaction of which is a condition for the exercisability, vesting or full enjoyment of an Award. For purposes of Performance Awards that are intended to qualify for the performance-based compensation exception under Section 162(m), a Performance Criterion shall mean an objectively determinable measure of performance relating to any of the following (determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): (i) sales; revenues; assets; liabilities; costs; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization or other items, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; working capital requirements; stock price; stockholder return; sales, contribution or gross margin, of particular products or services; particular operating or financial ratios; customer acquisition, expansion and retention; or any combination of the foregoing; or (ii) acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; recapitalizations, restructurings, financings (issuance of debt or equity) and refinancings; transactions that would constitute a change of control; or any combination of the foregoing. A Performance Criterion measure and targets with respect thereto determined by the Administrator need not be based upon an increase, a positive or improved result or avoidance of loss.

"Plan": The Boston Scientific Corporation 2003~~0~~ Incentive Plan as set forth herein, as from time to time amended and in effect.

"Restricted Stock": An Award of Stock subject to forfeiture to the Company if specified conditions are not satisfied.

"Retirement": Unless the Administrator expressly provides otherwise, cessation of employment or other service relationship with the Company and its Affiliates if, as of the date of such cessation, (i) the

Participant has attained age 50, (ii) the Participant has accrued at least five years of service with the Company and its Affiliates, and (iii) the sum of the Participant's age and years of service as of such date equals or exceeds 62.

"Section 162(m)": Section 162(m) of the Code.

"SARs": Rights entitling the holder upon exercise to receive cash or Stock, as the Administrator determines, equal to a function (determined by the Administrator using such factors as it deems appropriate) of the amount by which the Stock has appreciated in value since the date of the Award.

"Stock": Common Stock of the Company, par value $.01 per share.

"Stock Options": Options entitling the recipient to acquire shares of Stock upon payment of the exercise price.

"Unrestricted Stock": An Award of Stock not subject to any restrictions under the Plan.

IMPORTANT NOTICE: Regarding the Internet Availability of Proxy Materials

for Boston Scientific Corporation's Annual Stockholder Meeting to be held on May 6, 2008.

This communication provides only a brief overview of the matters to be voted on at Boston Scientific Corporation's Annual Meeting of Stockholders. A complete set of proxy materials which includes: Notice of Meeting, Proxy Statement, Annual Report, Proxy Card and access to the Proxy Voting Site are available to you on the Internet. You are encouraged to access and review all of the important information contained in the proxy materials before voting.

The Company's Proxy Statement, Annual Report and other proxy materials are available at:
http://bnymellon.mobular.net/bnymellon/bsx

The following Proxy Materials are available for you to review online at: http://bnymellon.mobular.net/bnymellon/bsx

- the Company's 2008 Proxy Statement (including all attachments);
- the Proxy Card;
- the Company's Annual Report for the year ended December 31, 2007 (which is not deemed to be part of the official proxy soliciting materials); and
- any amendments to these materials that are required to be furnished to stockholders.

To receive a paper copy of these documents, you must request them. Such documents will be provided to you at no charge. To ensure that you receive the copy of these materials prior to Boston Scientific Corporation's Annual Meeting of Stockholders, please make sure to request the materials on or before April 22, 2008.

You can request a paper copy of the proxy materials in one of three ways:

1. **By calling 1-888-313-0164 (outside of the U.S. and Canada, call 1-201-680-6688);**
2. **By sending an email to: shrrelations@bnymellon.com; or**
3. **By logging onto: http://bnymellon.mobular.net/bnymellon/bsx**

ACCESSING YOUR PROXY MATERIALS ONLINE

YOU MUST REFERENCE YOUR 11-DIGIT CONTROL NUMBER WHEN YOU REQUEST A PAPER COPY OF THE PROXY MATERIALS OR TO VOTE YOUR PROXY ELECTRONICALLY.

The Proxy Materials for Boston Scientific Corporation are available to review at:
http://bnymellon.mobular.net/bnymellon/bsx

Have this notice available when you request a PAPER copy of the Proxy Materials, when you want to view your proxy materials online OR WHEN YOU WANT TO VOTE YOUR PROXY ELECTRONICALLY.

VOTE BY INTERNET

Use the Internet to vote your shares. Have this card in hand when you aess
http://bnymellon.mobular.net/bnymellon/bsx
On the top right hand side of the website click on **"Vote Now"** to access the electronic proxy card and to vote your shares

Participant has attained age 50, (ii) the Participant has accrued at least five years of service with the Company and its Affiliates, and (iii) the sum of the Participant's age and years of service as of such date equals or exceeds 62.

"Section 162(m)": Section 162(m) of the Code.

"SARs": Rights entitling the holder upon exercise to receive cash or Stock, as the Administrator determines, equal to a function (determined by the Administrator using such factors as it deems appropriate) of the amount by which the Stock has appreciated in value since the date of the Award.

"Stock": Common Stock of the Company, par value $.01 per share.

"Stock Options": Options entitling the recipient to acquire shares of Stock upon payment of the exercise price.

"Unrestricted Stock": An Award of Stock not subject to any restrictions under the Plan.

Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS
FOR THE 2008 ANNUAL MEETING OF STOCKHOLDERS OF BOSTON SCIENTIFIC CORPORATION
TO BE HELD ON TUESDAY, MAY 6, 2008

You can view the Annual Report and
Proxy Statement for Boston Scientific Corporation at:

http://bnymellon.mobular.net/bnymellon/bsx

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

Dear Boston Scientific Corporation Stockholder:

The 2008 Annual Meeting of Stockholders of Boston Scientific Corporation will be held at the Harvard Club of Boston, 374 Commonwealth Avenue, Boston, Massachusetts, on Tuesday, May 6, 2008 at 10:00 a.m. (local time).

Proposals to be considered at the Annual Meeting:

1. to re-elect ten directors;
2. to approve an amendment and restatement of our 2003 Long-Term Incentive Plan;
3. to ratify the appointment of Ernst & Young LLP as our independent auditors for the 2008 fiscal year; and
4. to transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Management recommends a vote "FOR" Items 1, 2 and 3.

The Board of Directors has fixed the close of business on March 7, 2008 as the record date (the "Record Date") for the determination of stockholders entitled to receive notice of and to vote at the Annual Meeting or any adjournment or postponement of the meeting.

To receive directions to the Annual Meeting please visit our corporate website at www.bostonscientific.com.

You will be able to vote your proxy while viewing the proxy materials on the Internet. To do so, you will be asked to enter the 11-digit control number printed on the bottom right corner of this Notice.

IMPORTANT NOTICE: Regarding the Internet Availability of Proxy Materials

for Boston Scientific Corporation's Annual Stockholder Meeting to be held on May 6, 2008.

This communication provides only a brief overview of the matters to be voted on at Boston Scientific Corporation's Annual Meeting of Stockholders. A complete set of proxy materials which includes: Notice of Meeting, Proxy Statement, Annual Report, Proxy Card and access to the Proxy Voting Site are available to you on the Internet. You are encouraged to access and review all of the important information contained in the proxy materials before voting.

The Company's Proxy Statement, Annual Report and other proxy materials are available at:
http://bnymellon.mobular.net/bnymellon/bsx

The following Proxy Materials are available for you to review online at: http://bnymellon.mobular.net/bnymellon/bsx

- the Company's 2008 Proxy Statement (including all attachments);
- the Proxy Card;
- the Company's Annual Report for the year ended December 31, 2007 (which is not deemed to be part of the official proxy soliciting materials); and
- any amendments to these materials that are required to be furnished to stockholders.

To receive a paper copy of these documents, you must request them. Such documents will be provided to you at no charge. To ensure that you receive the copy of these materials prior to Boston Scientific Corporation's Annual Meeting of Stockholders, please make sure to request the materials on or before April 22, 2008.

You can request a paper copy of the proxy materials in one of three ways:

1. **By calling 1-888-313-0164 (outside of the U.S. and Canada, call 1-201-680-6688);**
2. **By sending an email to: shrrelations@bnymellon.com; or**
3. **By logging onto: http://bnymellon.mobular.net/bnymellon/bsx**

ACCESSING YOUR PROXY MATERIALS ONLINE

YOU MUST REFERENCE YOUR 11-DIGIT CONTROL NUMBER WHEN YOU REQUEST A PAPER COPY OF THE PROXY MATERIALS OR TO VOTE YOUR PROXY ELECTRONICALLY.

The Proxy Materials for Boston Scientific Corporation are available to review at:
http://bnymellon.mobular.net/bnymellon/bsx

Have this notice available when you request a PAPER copy of the Proxy Materials, when you want to view your proxy materials online OR WHEN YOU WANT TO VOTE YOUR PROXY ELECTRONICALLY.

VOTE BY INTERNET

Use the Internet to vote your shares. Have this card in hand when you aess
http://bnymellon.mobular.net/bnymellon/bsx
On the top right hand side of the website click on **"Vote Now"** to access the electronic proxy card and to vote your shares

HE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2 and 3.

Please Mark Here for Address Change or Comments SEE REVERSE SIDE ☐

. To re-elect ten Director Nominees: FOR ALL NOMINEES ☐ WITHHOLD FOR ALL NOMINEES ☐

01 Ursula M. Burns
02 Nancy-Ann DeParle
03 J. Raymond Elliott
04 Marye Anne Fox
05 Ray J. Groves
06 N.J. Nicholas, Jr.
07 Pete M. Nicholas
08 John E. Pepper
09 Warren B. Rudman
10 James R. Tobin

FOR ALL NOMINEES EXCEPT AS NOTED ☐ For all nominees, except the following: ______________________

	FOR	AGAINST	ABSTAIN
2. To approve an amendment and restatement of our 2003 Long-Term Incentive Plan	☐	☐	☐
3. To ratify the appointment of Ernst & Young LLP as independent auditors for the 2008 fiscal year	☐	☐	☐
4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof	☐	☐	☐

MARK HERE IF YOU PLAN TO ATTEND THE MEETING ☐

Signature ______________________ Signature ______________________ Date __________

Sign exactly as your name appears on this Proxy. If the shares are registered in the names of two or more persons, each person should sign. Executors, administrators, trustees, partners, custodians, guardians, attorneys and corporate officers, please add your full title(s).

▲ FOLD AND DETACH HERE ▲

Boston Scientific

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING, BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Internet voting and telephone voting are available through 11:59 PM Eastern Time, May 5, 2008, the day prior to annual meeting day.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET		TELEPHONE
http://www.proxyvoting.com/bsx Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.	**OR**	**1-866-540-5760** Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Choose **MLink**SM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to **Investor ServiceDirect®** at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment.

You can view the Boston Scientific Annual Report and Proxy Statement on the Internet at http://bnymellon.mobular.net/bnymellon/bsx

Boston Scientific

PROXY

BOSTON SCIENTIFIC CORPORATION

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints PETE M. NICHOLAS, LAWRENCE J. KNOPF and KRISTIN S. CAPLICE, and each of them acting solely, as proxies, with full power of substitution and with all powers the undersigned would possess if personally present, to represent and vote, as designated hereon, all of the shares of common stock of Boston Scientific Corporation (the "Company"), par value $.01 per share, and if applicable, hereby directs the trustees and fiduciaries of the employee benefit plans shown on the reverse side hereof to vote all of the shares of common stock allocated to the account of the undersigned, which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company to be held at the Harvard Club of Boston, 374 Commonwealth Avenue, Boston, Massachusetts on Tuesday, May 6, 2008, at 10:00 A.M. (Eastern Time), and at any adjournment or postponement of the meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN AND ACKNOWLEDGES RECEIPT OF THE NOTICE OF AND PROXY STATEMENT FOR THE ANNUAL MEETING.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "FOR" PROPOSALS 1, 2 AND 3 .

(Please sign and date on reverse side and return promptly in the enclosed envelope)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

Corporate Information

EXECUTIVE OFFICERS AND DIRECTORS

John E. Abele
Director; Founder

Donald S. Baim, M.D.
Executive Vice President, Chief Medical and Scientific Officer

Brian R. Burns
Senior Vice President, Quality

Ursula M. Burns [2,4,5]
Director; President, Xerox Corporation

Fredericus A. Colen
Executive Vice President, Operations and Technology, CRM

Nancy-Ann DeParle [2,5]
Director; Managing Director, CCMP Capital LLC

Paul Donovan
Senior Vice President, Corporate Communications

J. Raymond Elliott [1,4,5]
Director; Retired Chairman, Zimmer Holdings, Inc.

Joel L. Fleishman [1,3,5,6]
Director; Professor of Law and Public Policy, Duke University

Marye Anne Fox, Ph.D. [1,4]
Director; Chancellor, University of California, San Diego

James Gilbert
Executive Vice President, Strategy and Business Development

Ray J. Groves [2,3,6]
Director; Retired Chairman and CEO, Ernst & Young LLP

Kristina M. Johnson [2,4,6]
Director; Provost and Senior Vice President of Academic Affairs, The Johns Hopkins University

William H. Kucheman
Senior Vice President and Group President, Interventional Cardiology

Paul A. LaViolette
Chief Operating Officer

Sam R. Leno
Executive Vice President for Finance and Information Systems and Chief Financial Officer

Ernest Mario, Ph.D. [1,4,5]
Director; Chairman and CEO, Capnia, Inc.

William F. McConnell, Jr.
Senior Vice President, Sales, Marketing and Administration, CRM

David McFaul
Senior Vice President, International

Stephen F. Moreci
Senior Vice President and Group President, Endosurgery

N.J. Nicholas, Jr. [4]
Director; Private Investor

Pete M. Nicholas
Director; Chairman of the Board, Founder

John E. Pepper [3,4]
Director; Co-Chair, National Underground Railroad Freedom Center

Kenneth J. Pucel
Executive Vice President, Operations

Lucia L. Quinn
Executive Vice President, Human Resources

Uwe E. Reinhardt, Ph.D. [1,3,5]
Director; Professor of Economics and Public Affairs, Princeton University

Warren B. Rudman [2,6]
Director; Former U.S. Senator; Of Counsel, Paul, Weiss, Rifkind, Wharton & Garrison; Co-Chair, Stonebridge International LLC

James R. Tobin [4]
Director; President and Chief Executive Officer

Information above is accurate as of March 1, 2008.

CORPORATE HEADQUARTERS

Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
508-650-8000
508-647-2200 (Investor Relations Facsimile)
www.bostonscientific.com

REGIONAL HEADQUARTERS

Boston Scientific International S.A.
Paris, France

Boston Scientific Japan K.K.
Tokyo, Japan

KEY FACILITIES

Brussels, Belgium	Mountain View, CA, U.S.A.
Clonmel, Ireland	Murietta, CA, U.S.A.
Cork, Ireland	Natick, MA, U.S.A.
Cupertino, CA, U.S.A.	Plymouth, MN, U.S.A.
Dorado, Puerto Rico	Quincy, MA, U.S.A.
Fremont, CA, U.S.A.	Redmond, WA, U.S.A.
Galway, Ireland	San Jose, CA, U.S.A.
Heredia, Costa Rica	Spencer, IN, U.S.A.
Kawasaki, Japan	St. Paul, MN, U.S.A.
Kerkrade, The Netherlands	Sylmar, CA, U.S.A.
Letterkeny, Ireland	Tullamore, Ireland
Maple Grove, MN, U.S.A.	Valencia, CA, U.S.A.
Marlborough, MA, U.S.A.	Washington, DC, U.S.A.
Miami, FL, U.S.A.	West Valley, UT, U.S.A.
Miyazaki, Japan	

STOCKHOLDER INFORMATION STOCK LISTING

Boston Scientific Corporation common stock is traded on the NYSE under the symbol "BSX".

TRANSFER AGENT

Inquiries concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings or changes of address should be directed to the Company's Transfer Agent at:

BNY MELLON SHAREOWNER SERVICES

480 Washington Boulevard
Jersey City, NJ 07310-1900
1-800-898-6713
www.bnymellon.com/shareowner/isd

INDEPENDENT AUDITORS

Ernst & Young LLP
Boston, Massachusetts

ANNUAL MEETING

The annual meeting for shareholders will take place on Tuesday, May 6, 2008, beginning at 10:00 a.m. at Harvard Club of Boston, 374 Commonwealth Avenue, Boston, MA 02215.

INVESTOR INFORMATION REQUESTS

Investors, stockholders and security analysts seeking information about the Company should refer to the Company's website at www.bostonscientific.com or call Investor Relations at 508-650-8555.

OTHER INFORMATION

Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are available free of charge through the Company's website at www.bostonscientific.com. Our Corporate Governance Guidelines, proxy statement and Code of Conduct, which applies to all of our directors, officers and employees, including our Board of Directors, Chief Executive Officer and Chief Financial Officer, are also available on our website.

The Company has included as exhibits to its annual report on Form 10-K for the fiscal year 2007 filed with the SEC certifications of the Chief Executive Officer and Chief Financial Officer of the Company certifying the accuracy of the Company's public disclosure, and our annual CEO certification for the previous year has been submitted to the New York Stock Exchange.

Copies of these reports are also available by directing requests to:
Investor Relations
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
508-650-8555
508-647-2200 (Facsimile)
Investor_Relations@bsci.com

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by words like "anticipate," "expect," "project," "believe," "plan," "estimate," "intend" and similar words. These forward-looking statements include, among other things, statements regarding our financial performance, our growth strategy, research and development efforts, product development and new product launches, our market position and the marketplace for our products including competition, sales efforts, intellectual property matters, our capital needs and expenditures, potential acquisitions and divestitures and our debt repayment strategy. Factors that may cause actual results to differ materially from those contemplated by the statements in this Annual Report can be found in our Form 10-K for the year ended December 31, 2007 under the heading "Risk Factors." These forward-looking statements are based on our beliefs, assumptions and estimates using information available to us at the time and are not intended to be guarantees of future events or performance.

1 Member of the Audit Committee
2 Member of the Executive Compensation and Human Resources Committee
3 Member of the Nominating and Governance Committee
4 Member of the Finance Committee
5 Member of the Compliance and Quality Committee
6 Member of the Committee on Legal Affairs

Profile of a Global Leader

- One of the world's largest medical device companies, with $8.357 billion in sales
- Sales in more than 100 countries
- Portfolio of approximately 13,000 products, many with #1 positions
- A global leader in cardiovascular medicine
- #1 worldwide in drug-eluting stent market
- 24 million products shipped
- More than 13,800 patents issued worldwide
- More than $1 billion invested in R&D
- 37 manufacturing, distribution and technology centers worldwide



$315
$380
$449
$1,191
$1,551
$1,831
$2,234
$2,842
$2,664
$2,673
$2,919
$3,476
$5,624
$6,283
$7,821
$8,357
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07

Revenue in millions | Years

END

Boston Scientific

Delivering what's next.™

Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
508.650.8000
www.bostonscientific.com

Note. Information above is accurate as of December 31, 2007